As filed with the Securities and Exchange Commission on October 7, 2009
Registration No. 333-161710
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SPRINT NEXTEL CORPORATION
(Exact name of registrant as specified in its charter)

Kansas	4813	48-0457967
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6200 Sprint Parkway
Overland Park, Kansas 66251
(800) 829-0965
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles R. Wunsch, Esq.
General Counsel and Corporate Secretary
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
(913) 794-1496
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

E. William Bates, II, Esq. Adam M. Freiman, Esq. King & Spalding LLP 1185 Avenue of the Americas New York, New York 10036-4003 (212) 556-2100	Peter Lurie General Counsel and Corporate Secretary Virgin Mobile USA, Inc. 10 Independence Boulevard Warren, New Jersey 07059 (908) 607-4000	Alan M. Klein, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after this registration statement becomes effective and the satisfaction or waiver of all other conditions under the merger agreement described in this registration statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold nor may offers to buy be accepted until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION — DATED OCTOBER 7, 2009

As we previously announced, Virgin Mobile USA, Sprint Nextel Corporation and Sprint Mozart, Inc., a wholly-owned subsidiary of Sprint Nextel, entered into a merger agreement, dated as of July 27, 2009, which provides for a merger in which Virgin Mobile USA will become a wholly-owned subsidiary of Sprint Nextel.

Subject to stockholder approval as described in the accompanying proxy statement/prospectus and satisfaction or waiver of the other conditions specified in the merger agreement, in connection with the merger:

•	all stockholders of Virgin Mobile USA, excluding Sprint Nextel and the other stockholders identified in the following two paragraphs, will be entitled to receive a number of shares of Series 1 common stock of Sprint Nextel, which we refer to as Sprint Nextel common stock, for each outstanding share of Virgin Mobile USA’s Class A common stock that they own, and cash in lieu of fractional shares, based on the exchange ratio described below;

•	Corvina Holdings Limited and Cortaire Limited and any of their respective affiliates to which any Virgin Mobile USA shares are transferred, which we refer to collectively as the Virgin Group, will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of Class A common stock and Virgin Mobile USA’s Class C common stock that they own, and cash in lieu of fractional shares, based on the exchange ratio multiplied by 93.09%;

•	SK Telecom Co., Ltd. and any of its affiliates to which any Virgin Mobile USA shares are transferred, which we refer to collectively as SK Telecom, will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of Class A common stock that they own, and cash in lieu of fractional shares, based on the exchange ratio multiplied by 89.84%;

•	the Virgin Group and SK Telecom will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of Virgin Mobile USA’s preferred stock that they own, and cash in lieu of fractional shares, equal to the number of shares of Class A common stock into which each share of preferred stock is convertible, multiplied by (1) in the case of the Virgin Group, the exchange ratio multiplied by 93.09%, and (2) in the case of SK Telecom, the exchange ratio multiplied by 89.84%; and

•	the Virgin Group and SK Telecom will be entitled to receive consideration in connection with certain contractual obligations of Virgin Mobile USA, which consideration will be payable in cash or Sprint Nextel common stock, at Sprint Nextel’s election, as described in the accompanying proxy statement/prospectus.

The exchange ratio will be equal to the number determined by dividing $5.50 by the average of the closing prices of the Sprint Nextel common stock on the New York Stock Exchange for the 10 trading days ending on the second trading day immediately preceding the effective time of the merger. However, in no event will the exchange ratio be less than 1.0630 or greater than 1.3668.

We are asking you to vote to adopt the merger agreement at the Special Meeting of Stockholders of Virgin Mobile USA. The Virgin Mobile USA board of directors has approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement and has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to, and in the best interests of, Virgin Mobile USA and its stockholders. Therefore, the Virgin Mobile USA board of directors recommends that you vote “FOR” the adoption of the merger agreement.

The Sprint Nextel common stock and Virgin Mobile USA Class A common stock are traded on the New York Stock Exchange under the symbols “S” and “VM,” respectively. On [ • ], 2009, the closing sale price of Sprint Nextel common stock was $[ • ] per share, and the closing sale price of Virgin Mobile USA Class A common stock was $[ • ] per share.

Your vote is very important.  As a condition to the completion of the merger, an affirmative vote of holders of a majority of the combined voting power of the outstanding shares of Virgin Mobile USA’s Class A common stock, Class B common stock, Class C common stock and preferred stock entitled to vote on the proposal, voting together as a single class, is required. The Virgin Group and SK Telecom have agreed to vote a portion of the Virgin Mobile USA shares owned by them that, when aggregated with the shares owned by Sprint Nextel, comprise approximately 40% of the outstanding voting power of Virgin Mobile USA, in favor of the adoption of the merger agreement, and may vote their remaining shares in favor of the adoption of the merger agreement as well.

The obligations of Sprint Nextel and Virgin Mobile USA to complete the merger are subject to a number of conditions set forth in the merger agreement and summarized in the accompanying proxy statement/prospectus. More information about Sprint Nextel, Virgin Mobile USA, the special meeting and the merger is contained in the accompanying proxy statement/prospectus. You are encouraged to read carefully the accompanying proxy statement/prospectus in its entirety, including the section titled “Risk Factors” beginning on page 23.

If you have any questions about the merger or need assistance voting your shares, please call Innisfree M&A Incorporated, which is assisting Virgin Mobile USA with the solicitation of proxies, toll-free at (888) 750-5834 or call collect at (212) 750-5833.

Sincerely,

Daniel H. Schulman
Chief Executive Officer and Director

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [ • ], 2009 and is first being mailed to the stockholders of Virgin Mobile USA on or about [ • ], 2009.

Virgin Mobile USA, Inc.
10 Independence Boulevard
Warren, NJ 07059

Notice of Special Meeting of Stockholders

To the Stockholders of Virgin Mobile USA, Inc.:

Notice Is Hereby Given that a Special Meeting of Stockholders of Virgin Mobile USA, Inc., a Delaware corporation, will be held on [ • ], 2009 at [ • ] a.m., local time, at [ • ] for the following purpose:

•	To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of July 27, 2009 (as it may be amended from time to time, the “merger agreement”), among Sprint Nextel Corporation, Sprint Mozart, Inc., a wholly-owned subsidiary of Sprint Nextel, and Virgin Mobile USA, a copy of which is attached as Annex A to the proxy statement/prospectus accompanying this notice; and

•	To approve the adjournment of the meeting, if necessary or appropriate, to solicit additional proxies if there is an insufficient number of votes at the meeting to approve the proposal described above.

The foregoing items of business are more completely described in the proxy statement/prospectus accompanying this Notice. The Virgin Mobile USA board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and are fair to, and in the best interests of, Virgin Mobile USA and its stockholders and recommends that Virgin Mobile USA stockholders vote “FOR” the proposal to adopt the merger agreement. In addition, the Virgin Mobile USA board of directors recommends that you vote “FOR” the proposal to adjourn the meeting, if necessary, to permit further solicitation of proxies for the adoption of the merger agreement.

The Virgin Mobile USA board of directors has chosen the close of business on [ • ], 2009 as the “record date” that will determine the stockholders who are entitled to receive notice of, and to vote at, the meeting or at any adjournment or postponement of the meeting. A list of the names of Virgin Mobile USA stockholders of record will be available at the meeting and for 10 days prior to the meeting for any purpose germane to the meeting during regular business hours at Virgin Mobile USA’s principal executive offices, 10 Independence Boulevard, Warren, New Jersey 07059.

All holders of record of outstanding shares of capital stock of Virgin Mobile USA at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting and any adjournment or postponement thereof. Adoption of the merger agreement by Virgin Mobile USA’s stockholders is a condition to the merger and requires the affirmative vote of holders of a majority of the combined voting power of all outstanding shares entitled to vote on the proposal, voting together as a single class.

As authorized by the board of directors,

Peter Lurie
General Counsel and Corporate Secretary

Warren, New Jersey
[ • ], 2009

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) THROUGH THE INTERNET, (2) BY TELEPHONE, OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. You may revoke your proxy at any time before the meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished to you by the record holder.

The accompanying proxy statement/prospectus provides a detailed description of the merger and the merger agreement to be considered at the meeting. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the merger or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your Virgin Mobile USA shares, please contact Virgin Mobile USA’s proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Telephone: (888) 750-5833

Important Notice Regarding the Availability of Proxy Materials for Virgin Mobile USA’s Special Meeting of Stockholders to Be Held on [ • ], 2009: The accompanying proxy statement/prospectus is available at http://investorrelations.virginmobileusa.com.

ADDITIONAL INFORMATION

This accompanying proxy statement/prospectus incorporates important business and financial information about Sprint Nextel and Virgin Mobile USA from other documents that are not included in or delivered with the proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into the proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251 Attn: Investor Relations Telephone: (800) 259-3755	Virgin Mobile USA, Inc. 10 Independence Boulevard Warren, NJ 07059 Attn: General Counsel and Corporate Secretary Telephone: (908) 607-4000

In addition, if you have questions about the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Innisfree M&A Incorporated, Virgin Mobile USA’s proxy solicitor, at the address and telephone number listed below. You will not be charged for any documents that you request.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Telephone: (888) 750-5833

In order to receive timely delivery of the documents in advance of the Special Meeting of Stockholders, you must request the information no later than [ • ], 2009.

For more information, see “Where You Can Find More Information” beginning on page 142.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you, as a stockholder of Virgin Mobile USA, may have regarding the merger being considered at Virgin Mobile USA’s Special Meeting of Stockholders, which we refer to as the meeting or the special meeting, and the answers to those questions. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. In evaluating the merger, the merger agreement and the Sprint Nextel common stock to be received in connection with the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

In this proxy statement/prospectus, unless stated otherwise or the context otherwise requires, the terms “the company,” “we,” “our,” “ours” and “us” refer to Sprint Nextel and/or Virgin Mobile USA and their respective subsidiaries, as applicable in the context. Throughout this proxy statement/prospectus, we refer to Sprint Nextel’s Series 1 common stock, par value $2.00 per share, as Sprint Nextel common stock; Virgin Mobile USA’s Class A common stock, par value $0.01 per share, as Class A common stock; Virgin Mobile USA’s Class B common stock, par value $0.01 per share, as Class B common stock; Virgin Mobile USA’s Class C common stock, par value $0.01 per share, as Class C common stock; Virgin Mobile USA’s Series A convertible preferred stock, par value $0.01 per share, as preferred stock; and the shares of Class A common stock, Class B common stock, Class C common stock and preferred stock collectively as Virgin Mobile USA shares. In addition, we refer to Virgin Mobile USA, L.P. as the Operating Partnership; Corvina Holdings Limited and Cortaire Limited and any of their respective affiliates to which they transfer any Virgin Mobile USA shares collectively as the Virgin Group; and SK Telecom Co., Ltd. and any of its affiliates to which it transfers any Virgin Mobile USA shares collectively as SK Telecom.

Q:	Why am I receiving this document?

A:	Sprint Nextel and Virgin Mobile USA have agreed to a merger, pursuant to which Virgin Mobile USA will become a wholly-owned subsidiary of Sprint Nextel and will no longer be a publicly held corporation. In the merger, Sprint Nextel will issue shares of Sprint Nextel common stock as the consideration to be paid to holders of Class A common stock, Class C common stock and preferred stock. In order to complete the merger, Virgin Mobile USA stockholders must vote to adopt the merger agreement, which is attached to this proxy statement/prospectus as Annex A.

We are delivering this document to you as both a proxy statement of Virgin Mobile USA and a prospectus of Sprint Nextel. It is a proxy statement because the Virgin Mobile USA board of directors is soliciting proxies from its stockholders to vote on the adoption of the merger agreement at Virgin Mobile USA’s special meeting of stockholders, and your proxy will be used at the meeting as scheduled or following any adjournment or postponement of the meeting. It is a prospectus because Sprint Nextel will issue shares of Sprint Nextel common stock to Virgin Mobile USA stockholders in connection with the merger.

Q:	What am I being asked to vote on?

A:	Virgin Mobile USA stockholders are being asked to vote on the following proposals:

• to adopt the merger agreement among Virgin Mobile USA, Sprint Nextel and Sprint Mozart, Inc., a wholly-owned subsidiary of Sprint Nextel; and

• to approve the adjournment of the meeting, if necessary or appropriate, to solicit additional proxies if there is an insufficient number of votes to adopt the merger agreement at the time of the meeting.

Q:	Are there any other matters to be addressed at the meeting?

A:	We know of no other matters to be brought before the meeting, but if other matters are brought before the meeting or at any adjournment or postponement of the meeting, the officers named in your proxy intend to take any action as in their judgment is in the best interest of Virgin Mobile USA and its stockholders.

Q:	What is a proxy and how do I vote?

A:	A proxy is a legal designation of another person to vote your shares on your behalf. If you hold Virgin Mobile USA shares in your own name, you may submit a proxy for your shares by using the toll-free number or the Internet web site if your proxy card includes instructions for using these quick, cost-effective and easy methods for submitting proxies. You also may submit a proxy in writing by simply filling out, signing and dating your proxy card and mailing it in the prepaid envelope included with these proxy materials. If you submit a proxy by telephone or the Internet web site, please do not return your proxy card by mail. You will need to follow the instructions when you submit a proxy using any of these methods to make sure your shares will be voted at the meeting. You also may vote by submitting a ballot in person if you attend the meeting. However, we encourage you to submit a proxy by mail by completing your proxy card, by telephone or via the Internet even if you plan to attend the meeting.

If you hold Virgin Mobile USA shares through a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following the instructions that the broker or nominee provides to you with these materials. Most brokers offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet. If you hold shares through a broker or other nominee and wish to vote your shares at the meeting, you must obtain a legal proxy from your broker or nominee and present it to the inspector of election with your ballot when you vote at the meeting.

Q:	When and where will the meeting be held?

A:	The meeting will be held on [ • ], 2009 at [ • ] a.m., local time, at [ • ].

Q.	Who is entitled to vote at the meeting?

A:	All holders of Virgin Mobile USA’s outstanding shares (which includes all shares of Class A common stock, Class B common stock, Class C common stock and preferred stock) who hold shares at the close of business on the record date ([ • ], 2009) are entitled to receive notice of, and to vote at, the meeting, provided that the shares remain outstanding on the date of the meeting.

Q:	How will abstentions be counted?

A:	For the proposal to adopt the merger agreement, abstentions have the same effect as a vote against the merger. For the proposal to adjourn the meeting to solicit additional proxies, abstentions are treated as present and entitled to vote at the meeting and therefore have the same effect as a vote against the matter.

Q:	Why is my vote important?

A:	If you do not submit a proxy or vote in person at the meeting, it will be more difficult for us to obtain the necessary quorum to hold the meeting. In addition, your failure to submit a proxy or to vote in person will have the same effect as a vote against the adoption of the merger agreement. If you hold your shares through a broker, your broker will not be able to cast a vote on the adoption of the merger agreement without instructions from you.

The Virgin Mobile USA board of directors recommends that you vote “FOR” the adoption of the merger agreement.

Q:	Are votes confidential?

A:	The votes of all stockholders will be held in confidence from directors, officers and employees of Virgin Mobile USA except:

• as necessary to meet applicable legal requirements and to assert or defend claims for or against Virgin Mobile USA;

• in the case of a contested proxy solicitation;

• if a stockholder submits a written comment or otherwise communicates his or her vote to management; or

• to allow the independent inspectors of election to certify the results of the vote.

Q:	How will my shares be represented at the meeting?

A:	At the meeting, the officers named in your proxy card will vote your shares in the manner you requested if you correctly submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Virgin Mobile USA board of directors recommends, which is:

• FOR the adoption of the merger agreement; and

• FOR the approval of the adjournment of the meeting, if necessary or appropriate, to solicit additional proxies if there is an insufficient number of votes to adopt the merger agreement at the time of the meeting.

Q:	What happens if I sell my shares after the record date but before the meeting?

A:	The record date of the meeting is earlier than the date of the meeting and the date that the merger is expected to be completed. If you transfer your Virgin Mobile USA shares after the record date but before the date of the meeting, you will retain your right to vote at the meeting (provided that the shares remain outstanding on the date of the meeting), but you will not have the right to receive the merger consideration to be received by Virgin Mobile USA stockholders in the merger. In order to receive the merger consideration, you must hold your shares through the completion of the merger.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:	If you hold shares directly as a record holder and also in “street name,” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	If my shares of Virgin Mobile USA common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:	No. If your shares are held in an account at a broker, you must instruct the broker on how to vote your shares. If you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is called a broker non-vote. In these cases, the broker can register your shares as being present at the meeting for purposes of determining the presence of a quorum but will not be able to vote on those matters for which specific authorization is required. Under the current rules of the New York Stock Exchange, which we refer to as the NYSE, brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement. A broker non-vote will have the same effect as a vote against adoption of the merger agreement.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. You may revoke your proxy and change your vote at any time before the meeting. If you are a stockholder of record, you can revoke your proxy before it is exercised by written notice to the Corporate Secretary of Virgin Mobile USA, by timely delivery of a valid, later-dated proxy card or a later-dated proxy submitted by telephone or via the Internet, or by voting by ballot in person if you attend the meeting. Simply attending the meeting will not revoke your proxy. If you hold shares through a broker or other nominee, you may submit new voting instructions by contacting your broker or other nominee.

Q:	Who may attend the meeting?

A:	Virgin Mobile USA stockholders (or their authorized representatives) and Virgin Mobile USA’s invited guests may attend the meeting. Verification of stock ownership will be required at the meeting. If you hold your Virgin Mobile USA shares in your own name or hold them through a broker (and can provide documentation showing ownership such as a letter from your broker or a recent account statement) at the close of business on the record date, you will be permitted to attend the meeting. Stockholders may call Virgin Mobile USA’s Corporate Secretary at (908) 607-4100 to obtain directions to the meeting.

Q:	Will cameras and recording devices be permitted at the meeting?

A:	No. Stockholders are not permitted to bring cameras or recording equipment into the meeting room.

Q:	Will a proxy solicitor be used?

A:	Yes. Virgin Mobile USA has engaged Innisfree M&A Incorporated, which we refer to as Innisfree, to assist in the solicitation of proxies for the meeting and Virgin Mobile USA estimates that it will pay Innisfree a fee of approximately $20,000. Virgin Mobile USA has also agreed to reimburse Innisfree for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Innisfree against certain losses, costs and expenses. In addition, our officers and employees may request the return of proxies by telephone or in person, but no additional compensation will be paid to them.

Q:	Whom should I call with questions?

A:	Virgin Mobile USA stockholders should call Innisfree, Virgin Mobile USA’s proxy solicitor, toll-free at (888) 750-5834 or collect at (212) 750-5833 with any questions about the merger, or to obtain additional copies of this proxy statement/prospectus or additional proxy cards.

Q:	Do I need to do anything now in order to exchange my Virgin Mobile USA shares for shares of Sprint Nextel common stock?

A:	No. After the completion of the merger, Sprint Nextel will send you a letter indicating any documents that may be required from you and the number of shares of Sprint Nextel common stock and amount of cash in lieu of fractional shares, if any, that you will receive in exchange for your Virgin Mobile USA shares. Because Virgin Mobile USA does not have certificated shares, the exchange will occur electronically without any issuance or delivery of physical stock certificates or any action by stockholders. The shares of Sprint Nextel common stock you receive in the merger will be issued in book-entry form. For further discussion, see “The Merger — Manner and Procedure for Exchanging Virgin Mobile USA Shares; No Fractional Shares.”

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to carefully read the entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because the information in this section does not provide all of the information that might be important to you with respect to the merger agreement and the merger. See “Where You Can Find More Information” beginning on page 142. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

Information about the Companies (page 31)

Sprint Nextel Corporation

Sprint Nextel Corporation, a Kansas corporation, is a global communications company offering a comprehensive range of wireless and wireline communications products and services that are designed to meet the needs of its targeted customer groups: individuals, small- to mid-sized businesses, large enterprises and government customers. Sprint Nextel has organized its operations to meet the needs of its targeted customer groups through focused communications solutions that incorporate the capabilities of its wireless and wireline services. Sprint Nextel is one of the three largest wireless companies in the United States based on the number of wireless subscribers. Sprint Nextel owns extensive wireless networks and a global long distance, Tier 1 Internet backbone.

The Sprint Nextel common stock is listed on the NYSE under the symbol “S.” The principal executive offices of Sprint Nextel are located at 6200 Sprint Parkway, Overland Park, Kansas 66251, and its telephone number is (800) 829-0965.

Additional information about Sprint Nextel is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 142.

Sprint Mozart, Inc.

Sprint Mozart, Inc., which we sometimes refer to as Merger Sub or Sprint Mozart, is a direct wholly-owned subsidiary of Sprint Nextel formed solely for the purpose of consummating the merger. Sprint Mozart has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Sprint Mozart are located at 6200 Sprint Parkway, Overland Park, Kansas 66251, and its telephone number is (800) 829-0965.

Virgin Mobile USA, Inc.

Virgin Mobile USA, Inc., a Delaware corporation, through its subsidiary, the Operating Partnership, is a leading national provider of wireless communications services, offering prepaid and postpaid services. Customers are attracted to Virgin Mobile USA’s products and services because of its flexible terms, easy to understand and value-oriented pricing structures, stylish handsets offered at affordable prices and relevant mobile data and entertainment content. Virgin Mobile USA’s prepaid product and service offerings have no annual contract or credit check and they attract a wide range of customers, approximately half of whom are ages 35 and under. Virgin Mobile USA’s voice and data plans allow customers to talk, use text messaging, picture messaging, email and instant messaging on a per usage basis or according to the terms of monthly hybrid plans.

Virgin Mobile USA’s Class A common stock is listed on the NYSE under the symbol “VM.” The principal executive offices of Virgin Mobile USA are located at 10 Independence Boulevard, Warren, New Jersey 07059, and its telephone number is (908) 607-4000.

Additional information about Virgin Mobile USA and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 142.

The Merger (page 35)

Sprint Nextel, Virgin Mobile USA and Merger Sub entered into the merger agreement on July 27, 2009. Subject to the terms and conditions of the merger agreement, Merger Sub will be merged with and into Virgin Mobile USA, with Virgin Mobile USA continuing as the surviving corporation. Upon the completion of the merger, Virgin Mobile USA will be a wholly-owned subsidiary of Sprint Nextel, and all shares of Virgin Mobile USA (comprised of shares of Class A common stock, Class B common stock, Class C common stock and preferred stock) will no longer be outstanding and Class A common stock will no longer be publicly traded.

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the merger agreement carefully in its entirety because it is the legal agreement that governs the merger.

Merger Consideration (page 82)

Subject to stockholder approval as described in this proxy statement/prospectus and satisfaction or waiver of the other conditions specified in the merger agreement, in connection with the merger:

•	all stockholders of Virgin Mobile USA, excluding the Virgin Group, SK Telecom and Sprint Nextel, will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of Class A common stock that they own, and cash in lieu of fractional shares, based on the exchange ratio described below;

•	the Virgin Group will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of Class A common stock and Class C common stock that it owns, and cash in lieu of fractional shares, based on the exchange ratio multiplied by 93.09%;

•	SK Telecom will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of Class A common stock that it owns, and cash in lieu of fractional shares, based on the exchange ratio multiplied by 89.84%;

•	the Virgin Group and SK Telecom will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of preferred stock that they own, and cash in lieu of fractional shares, equal to the number of shares of Class A common stock into which each share of preferred stock is convertible, multiplied by (1) in the case of the Virgin Group, the exchange ratio multiplied by 93.09%, and (2) in the case of SK Telecom, the exchange ratio multiplied by 89.84%; and

•	the Virgin Group and SK Telecom will be entitled to receive consideration in connection with certain contractual obligations of Virgin Mobile USA, which consideration will be payable in cash or Sprint Nextel common stock, at Sprint Nextel’s election, as described in this proxy statement/prospectus.

The exchange ratio will be equal to the number determined by dividing $5.50 by the average of the closing prices of Sprint Nextel common stock on the NYSE for the 10 trading days ending on the second trading day immediately preceding the effective time of the merger, which we refer to as the Average Parent Stock Price. However, in no event will the exchange ratio be less than 1.0630 or greater than 1.3668.

Sprint Nextel will not issue any fractional shares of Sprint Nextel common stock in the merger. Instead, a Virgin Mobile USA stockholder who otherwise would have received a fraction of a share of Sprint Nextel common stock will receive an amount in cash rather than a fractional share.

As described above, the Virgin Group and SK Telecom agreed to receive a number of shares of Sprint Nextel common stock in respect of each of their Virgin Mobile USA shares that is less than the number of shares of Sprint Nextel common stock that will be received by Virgin Mobile USA’s unaffiliated stockholders with respect to each of their Virgin Mobile USA shares. This agreement was the result of a negotiation process in which a special committee of the board of directors of Virgin Mobile USA, which we refer to as the Transaction Committee, sought, and Sprint Nextel agreed to, an increase in the per share consideration to unaffiliated stockholders. Sprint Nextel’s agreement with respect to that increase was based upon the agreement of the Virgin Group and SK Telecom to accept a reduction in the per share consideration applicable to their shares, as well as the Virgin Group’s agreement to a reduction in the amount payable to it under a termination and mutual release agreement dated July 27, 2009, by and among Virgin Mobile USA, Sprint Nextel and the Virgin Group, which we refer to as the tax receivable termination agreement. See “The Merger — Voting Agreements and Other Transaction Agreements — Tax Receivable Termination Agreement.” For further discussion of these negotiations, see “The Merger — Background of the Merger.”

The following table sets forth the number of shares of Sprint Nextel common stock that the stockholders of Virgin Mobile USA would receive for each outstanding Virgin Mobile USA share they own and that the Virgin Group and SK Telecom would receive with respect to the contractual obligations of Virgin Mobile USA, assuming that the merger had been completed as of [•], 2009 (the latest practicable date prior to the date of this proxy statement/prospectus) and that Sprint Nextel had elected to pay in shares of Sprint Nextel common stock the obligations under the tax receivable termination agreement, a payoff and termination agreement dated July 27, 2009, by and among the Operating Partnership, Sprint Nextel, Virgin Entertainment and SK Telecom, which we refer to as the payoff agreement, and a second amended and restated trademark license agreement, dated July 27, 2009, by and among Virgin Enterprises Limited, an affiliate of the Virgin Group, which we refer to as Virgin Enterprises, and the Operating Partnership, which we refer to as the amended trademark license agreement (see “The Merger — Voting Agreements and Other Transaction Agreements — Payoff Agreement” and “The Merger — Voting Agreements and Other Transaction Agreements — Amended Trademark License Agreement”):

Number of Shares of Sprint Nextel
Stockholder	Common Stock

Public stockholders(1)
Per share of Class A common stock	[•]
The Virgin Group
Per share of Class A common stock	[•]
Per share of Class C common stock	[•]
Per share of preferred stock	[•]
Contractual obligations(2)	[•]
SK Telecom
Per share of Class A common stock	[•]
Per share of preferred stock	[•]
Contractual obligations(3)	[•]
Sprint Nextel	0

(1)	Excludes the Virgin Group, SK Telecom and Sprint Nextel.

(2)	Consists of [•], [•] and [•] shares of Sprint Nextel common stock issuable to the Virgin Group by Sprint Nextel under the payoff agreement, tax receivable termination agreement and amended trademark license agreement, respectively. If Sprint Nextel had elected to pay these obligations in cash instead of stock, the amounts payable under the payoff agreement, tax receivable termination agreement and amended trademark license agreement would have been approximately $[•], $[•] and $[•], respectively.

(3)	Represents shares of Sprint Nextel common stock issuable to SK Telecom by Sprint Nextel under the payoff agreement. If Sprint Nextel had elected to pay this obligation in cash instead of stock, the amount payable under the payoff agreement would have been $[•].

As discussed above, the Average Parent Stock Price to be used to determine the actual merger consideration will be based on the period preceding the effective time of the merger. In addition, the amounts payable to the Virgin Group and SK Telecom under the payoff agreement and tax receivable termination agreement, as applicable, will be determined as of the closing date of the merger. As a result, the actual amount of consideration, including the number of shares of Sprint Nextel common stock to be issued, will not be determined until immediately preceding the closing of the merger and may differ from the amounts specified above.

Virgin Mobile USA’s Reasons for the Merger; Recommendation of the Virgin Mobile USA Board of Directors (page 48)

The Virgin Mobile USA board of directors believes that the merger agreement and the merger are advisable and fair to, and in the best interests of, Virgin Mobile USA and its stockholders and has approved the merger and the merger agreement. The Virgin Mobile USA board of directors recommends that Virgin Mobile USA stockholders vote “FOR” adoption of the merger agreement.

For the factors considered by the Virgin Mobile USA board of directors in reaching its decision to approve the merger agreement, see “The Merger — Virgin Mobile USA’s Reasons for the Merger; Recommendation of the Virgin Mobile USA Board of Directors.”

Opinion of Virgin Mobile USA’s Financial Advisor (page 52)

In connection with the merger, the Transaction Committee received an opinion, dated July 27, 2009, from Deutsche Bank Securities Inc., which we refer to as Deutsche Bank, as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received by holders of Class A common stock, excluding Sprint Nextel, the Virgin Group, SK Telecom and their affiliates. The full text of Deutsche Bank’s written opinion, which sets forth, among other things, the procedures followed, assumptions made, matters considered, and limitations, qualifications and conditions of the review undertaken in rendering its opinion, is attached as Annex B to this proxy statement/prospectus. The opinion was directed to the Transaction Committee and addresses only the fairness, from a financial point of view, of the merger consideration to be received by holders of Class A common stock, excluding Sprint Nextel, the Virgin Group, SK Telecom and their affiliates. The opinion does not address any other aspect of the proposed merger and does not constitute a recommendation to any stockholder as to how the stockholder should vote or act with respect to any matters relating to the merger agreement.

Sprint Nextel’s Reasons for the Merger (page 60)

After careful consideration, the Sprint Nextel board of directors approved the merger agreement and the merger. For the factors considered by the Sprint Nextel board of directors in reaching its decision to approve the merger agreement, see “The Merger — Sprint Nextel’s Reasons for the Merger.”

Board of Directors of Sprint Nextel Following Completion of the Merger (page 69)

There are no changes to the composition of the Sprint Nextel board of directors contemplated in connection with the merger. Information about the current Sprint Nextel directors and executive officers can be found in the documents listed under “Where You Can Find More Information.”

Interests of Certain Persons in the Merger (page 63)

In considering the recommendation of the Virgin Mobile USA board of directors with respect to the merger agreement, stockholders should be aware that members of the Virgin Mobile USA board of directors and Virgin Mobile USA’s executive officers, as well as the strategic stockholders of Virgin Mobile USA, have interests in the merger that may be different from, or in addition to, the interests of Virgin Mobile USA stockholders generally. For the executive officers, the completion of the merger will result in, among other things, the conversion of certain outstanding and unexercised Virgin Mobile USA stock options and other equity-based awards into stock options and other equity-based awards of Sprint Nextel, the modification of certain performance-based vesting conditions and the payment of certain severance benefits in the event the executive officer were to be involuntarily terminated without cause or were to voluntarily terminate employment for “good reason” within a specified period of the transaction date. For Virgin Mobile USA’s non-employee directors, the completion of the merger will result in the acceleration of all of their unvested and outstanding equity-based awards. For the approximate value of the potential benefits that could be received by the executive officers and the directors, see “The Merger — Interests of Certain Persons in the Merger — Effect on Equity-Based Awards Outstanding Under the Omnibus Plan.” The members of the Virgin Mobile USA board of directors were aware of these interests, and considered them, when they approved the merger agreement.

For further discussion, see “The Merger — Interests of Certain Persons in the Merger.”

Treatment of Virgin Mobile USA Stock Options and Other Equity-Based Awards (pages 70 and 83)

Stock Options.  Each Virgin Mobile USA stock option granted under Virgin Mobile USA’s 2007 Omnibus Incentive Compensation Plan, which we refer to as the Omnibus Plan, outstanding as of the effective time of the merger under which the option price to purchase a share of Class A common stock exceeds the fair market value of a share of Class A common stock immediately prior to the effective time of the merger will be canceled without payment or consideration pursuant to the terms of the Omnibus Plan as a result of the merger. Each other outstanding option will cease to represent a right to acquire shares of Class A common stock and will be converted into an option to purchase a number of shares of Sprint Nextel common stock equal to the product of the number of shares of Class A common stock subject to the Virgin Mobile USA stock option and the exchange ratio. Any resulting fractional shares will be rounded down to the nearest whole share. The exercise price per share of Sprint Nextel common stock under each converted stock option will be equal to the exercise price per share under the Virgin Mobile USA stock option prior to conversion divided by the exchange ratio, rounded up to the nearest cent. The duration and other terms of each converted stock option, after giving effect to any rights resulting exclusively from the merger and pursuant to the Omnibus Plan, the award agreement under the plan and the applicable employment agreement, will be the same as the corresponding Virgin Mobile USA stock option.

Other Equity-Based Awards.  Each Virgin Mobile USA stock-based right or award outstanding immediately prior to the effective time of the merger will be converted into a right or award with respect to a number of shares of Sprint Nextel common stock equal to the product of the number of shares of Virgin Mobile USA common stock subject to the stock-based award and the exchange ratio. Any resulting fractional shares will be rounded down to the nearest whole share. After giving effect to any rights resulting exclusively from the merger and pursuant to the Omnibus Plan, the award agreements under the plan and any applicable employment agreement, converted stock-based awards will otherwise remain subject to the terms of the Omnibus Plan and the agreements or letters evidencing grants under the plan.

Some of the outstanding Virgin Mobile USA stock-based awards are subject to performance-based vesting requirements based on Virgin Mobile USA’s performance for 2009 and for 2010. The awards with performance-based vesting requirements related to performance for 2009 will remain subject to those requirements, but the determination as to whether those requirements have been met will be based on actual performance through the end of the month, which ends on, or immediately precedes, the closing date of the merger and comparing this performance to the pro rata portion of the applicable annual performance target for the Virgin Mobile USA stock-based award based on the number of months in 2009 completed on or prior to the closing date of the merger. The performance requirements for 2010 will be deemed met on December 31, 2010 without regard to actual performance for 2010.

Regulatory Approvals Required for the Merger (page 75)

Sprint Nextel and Virgin Mobile USA have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. Sprint Nextel and Virgin Mobile USA have filed the required notification under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, which we refer to as the HSR Act, with the Federal Trade Commission, which we refer to as the FTC, and the Antitrust Division of the Department of Justice, which we refer to as the DOJ. Sprint Nextel and Virgin Mobile USA have received early termination of the waiting period under the HSR Act from the FTC and DOJ. Virgin Mobile USA and Sprint Nextel have also jointly filed transfer of control applications with the Federal Communications Commission, which we refer to as the FCC, with respect to the certificates of authority, which we refer to as the international Section 214 authorizations, under Section 214 of the U.S. Communications Act of 1934, as amended, which we refer to as the Communications Act, held by Virgin Mobile USA through its Operating Partnership and the operating subsidiaries of Helio LLC. The FCC approved these authorizations effective September 11, 2009.

Expected Timing of the Merger (page 76)

Virgin Mobile USA and Sprint Nextel currently expect to complete the merger in the fourth quarter of 2009 or the first quarter of 2010, subject to receipt of Virgin Mobile USA stockholder approval, governmental and regulatory approvals and the satisfaction or waiver of other closing conditions. However, no assurance can be given as to when, or if, the merger will occur. If the merger has not been completed by March 31, 2010, either Sprint Nextel or Virgin Mobile USA may terminate the merger agreement (so long as the party terminating is not in breach of its obligations under the merger agreement).

Risk Factors (page 23)

In evaluating the merger, the merger agreement and the Sprint Nextel common stock to be received in connection with the merger, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Accounting Treatment (page 76)

As a result of the proposed merger, Sprint Nextel will own all outstanding Virgin Mobile USA shares. Consequently, Sprint Nextel’s accounting for the purchase of Virgin Mobile USA will include adjusting each asset and liability of Virgin Mobile USA to fair value and consolidating Virgin Mobile USA’s assets, liabilities and operations with those of Sprint Nextel.

Material U.S. Federal Income Tax Consequences of the Merger (page 76)

Virgin Mobile USA and Sprint Nextel intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, for U.S. federal income tax purposes. Assuming the merger qualifies for this treatment, a holder of Virgin Mobile USA shares generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s Virgin Mobile USA shares for shares of Sprint Nextel common stock pursuant to the merger, except with respect to cash, if any, received in lieu of a fractional share of Sprint Nextel common stock. The completion of the merger is conditioned on, among other things, the receipt by Virgin Mobile USA of a tax opinion from Simpson Thacher & Bartlett LLP, counsel to Virgin Mobile USA, dated as of the closing date of the merger, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

For a more complete description of the material U.S. federal income tax consequences of the merger, see “The Merger — Material U.S. Federal Income Tax Consequences of the Merger.”

The tax consequences of the merger to you may depend on your own situation. In addition, you may be subject to state, local or foreign tax laws that are not addressed in this proxy statement/prospectus. You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

No Appraisal Rights (page 79)

Under Delaware law, stockholders of Virgin Mobile USA do not have any “dissenters’ rights” or rights to an appraisal of the value of their shares in connection with the merger. Please see “The Merger — No Appraisal Rights.”

Listing of Sprint Nextel Common Stock (page 79)

Application will be made by Sprint Nextel to have the shares of Sprint Nextel common stock to be issued in connection with the merger approved for listing on the NYSE, where the Sprint Nextel common stock is currently traded. If the merger is consummated, the Virgin Mobile USA Class A common stock will no longer be listed on the NYSE and will be deregistered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

Litigation Relating to the Merger (page 79)

Since the announcement on July 28, 2009 of the signing of the merger agreement, seven putative shareholder class action lawsuits related to the merger have been filed, two in federal court in the District of New Jersey and five in the Superior Court of New Jersey. Two of the state cases were filed by the same plaintiffs who filed the federal lawsuits. On August 13, 2009, one of the federal court lawsuits was dismissed for lack of jurisdiction and refiled on August 18, 2009 in the Superior Court of New Jersey (becoming the fourth state complaint). The state court complaints name as defendants Virgin Mobile USA and its directors, Sprint Nextel and Sprint Mozart. The lawsuits generally allege, among other things, that the consideration agreed to in the merger agreement is inadequate and unfair to Virgin Mobile USA stockholders and that the individual defendants (and, in some cases, Virgin Mobile USA) breached their fiduciary duties in approving the merger agreement and that those breaches were aided and abetted by Sprint Nextel, among others. The lawsuits seek, among other things, injunctive and monetary relief and attorneys’ fees. On October 6, 2009, Virgin Mobile USA, the members of its board of directors, Sprint Nextel and Sprint Mozart entered into a memorandum of understanding with the plaintiffs in the state cases reflecting an agreement in principle to settle the cases based on their agreement to include in this proxy statement/prospectus certain additional disclosures relating to the transaction. The memorandum of understanding is subject to customary conditions including the completion of appropriate settlement documentation, completion of due diligence to confirm the fairness of the settlement, approval by the Superior Court of New Jersey, and consummation of the merger. If the settlement is consummated, the state cases will be dismissed with prejudice. Also on October 6, 2009, the parties to the memorandum of understanding agreed that the remaining federal lawsuit would be voluntarily dismissed by the plaintiffs in that case.

In addition, on September 10, 2009, a complaint was filed against Sprint Nextel by three subsidiaries of iPCS, Inc. claiming, among other things, that the merger would breach certain exclusivity provisions under iPCS’ subsidiaries’ management agreements with Sprint Nextel. This lawsuit seeks declaratory and injunctive relief with respect to the merger. Sprint Nextel believes that this lawsuit is without merit and intends to vigorously defend it.

No Solicitation by Virgin Mobile USA (page 91)

Virgin Mobile USA has agreed that it and its representatives will not:

•	solicit any inquiries or make any proposal or offer with respect to a tender offer or exchange offer, merger, consolidation or other business combination involving Virgin Mobile USA and/or its subsidiaries;

•	solicit any inquiries or make any proposal or offer with respect to any acquisition proposal; or

•	participate in or knowingly encourage any negotiations or discussions concerning, or provide information or data to, any person relating to an acquisition proposal.

Virgin Mobile USA has agreed to, among other things, immediately cease and cause to be terminated any existing activities with respect to any acquisition proposal and to promptly notify Sprint Nextel in writing of the receipt of any acquisition proposal after the date of the execution of the merger agreement and to keep Sprint Nextel reasonably informed of the status and details of any proposal.

Prior to the adoption of the merger agreement by Virgin Mobile USA stockholders, Virgin Mobile USA may engage in certain activities in response to an unsolicited bona fide acquisition proposal. The merger agreement provides that if, at any time prior to the adoption of the merger agreement by Virgin Mobile USA stockholders, the Virgin Mobile USA board of directors determines, in response to an unsolicited acquisition proposal that did not otherwise result from a material breach of the applicable provisions of the merger agreement described above, that the acquisition proposal is a superior proposal, then Virgin Mobile USA or its board of directors may, among other things, terminate the merger agreement. Additionally, the voting agreements with the Virgin Group and SK Telecom will terminate upon termination of the merger agreement. See “The Merger — Voting Agreements and Other Transaction Agreements.”

For a more complete description of the provisions, including what constitutes an “acquisition proposal” and a “superior proposal,” see “The Merger Agreement — Agreement Not to Solicit Other Offers.”

Conditions to Completion of the Merger (page 98)

The obligations of each of Virgin Mobile USA, Sprint Nextel and/or Merger Sub to effect the merger are subject to the satisfaction or waiver, prior to the effective time of the merger, of the following conditions, among others:

•	adoption of the merger agreement by Virgin Mobile USA stockholders;

•	the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, having been declared effective by the Securities and Exchange Commission, which we refer to as the SEC, and the absence of a stop order suspending the effectiveness of the Form S-4 or proceedings pending before, or threatened by, the SEC for that purpose;

•	approval for listing on the NYSE of the shares of Sprint Nextel common stock to be issued to Virgin Mobile USA’s stockholders in connection with the merger, subject to official notice of issuance;

•	the representations and warranties of Virgin Mobile USA, Sprint Nextel and Merger Sub being true and correct, subject to various materiality thresholds, and Virgin Mobile USA, Sprint Nextel and Merger Sub having performed or complied with, in all material respects, all of its obligations, agreements and covenants under the merger agreement;

•	absence of any instituted or pending action, investigation or proceeding by any governmental entity, or by any other person before any governmental entity, that would adversely affect the merger, Sprint Nextel or Virgin Mobile USA;

•	the other transaction agreements entered into in connection with the merger agreement being in force and effect at the effective time of the merger and Daniel H. Schulman, Virgin Mobile USA’s Chief Executive Officer, not having rescinded his employment agreement with Sprint Nextel entered into at the time of the merger agreement or advised Sprint Nextel that he is unwilling to continue employment following the effective time of the merger;

•	receipt by Sprint Nextel of documentation evidencing that all outstanding indebtedness and all other obligations under Virgin Mobile USA’s senior and subordinated credit agreements have been paid, discharged or otherwise terminated; and

•	receipt by Virgin Mobile USA of an opinion of its counsel relating to the U.S. federal income tax treatment of the merger.

Sprint Nextel and Virgin Mobile USA cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed. As of the date of this proxy statement/prospectus, Sprint Nextel and Virgin Mobile USA have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement (page 100)

The merger agreement may be terminated at any time prior to the effective time of the merger, even after the adoption by Virgin Mobile USA’s stockholders, by:

•	the mutual written consent of Sprint Nextel, Merger Sub and Virgin Mobile USA;

•	Sprint Nextel or Virgin Mobile USA, provided that the party terminating is not in breach of its obligations under the merger agreement, if the effective time of the merger has not occurred on or before March 31, 2010;

•	Virgin Mobile USA if, prior to the merger agreement being adopted by its stockholders, Virgin Mobile USA receives an acquisition proposal that its board of directors determines constitutes a superior proposal, in which case Virgin Mobile USA would be obligated to pay the termination fee described below;

•	Sprint Nextel if, prior to the merger agreement being adopted by the Virgin Mobile USA stockholders, the Virgin Mobile USA board of directors has withdrawn, modified or qualified its recommendation to the Virgin Mobile USA stockholders to adopt the merger agreement, which we refer to as a change of recommendation, or has publicly proposed to recommend, adopt or approve another acquisition proposal;

•	Sprint Nextel or Virgin Mobile USA if the other party has breached its representations, warranties, covenants or agreements under the merger agreement such that the applicable closing conditions would not be satisfied (and the breach is incapable of being cured prior to March 31, 2010); or

•	Sprint Nextel or Virgin Mobile USA if the merger agreement is not adopted by the Virgin Mobile USA stockholders at the Virgin Mobile USA special meeting.

Termination Fees and Expenses (page 102)

Under the terms of the merger agreement, Virgin Mobile USA is obligated to pay Sprint Nextel a cash termination fee of $14.2 million in the event that:

•	Virgin Mobile USA exercises its right to terminate the merger agreement upon the receipt of a superior proposal;

•	Sprint Nextel exercises its right to terminate the merger agreement upon the Virgin Mobile USA board of directors effecting a change of recommendation or having recommended, adopted or approved another acquisition proposal; or

•	Sprint Nextel or Virgin Mobile USA exercises its right to terminate the merger agreement (1) due to a failure of the merger to be consummated on or before March 31, 2010 or the failure of Virgin Mobile USA stockholders to adopt the merger agreement (other than following a change of recommendation or the recommendation by the Virgin Mobile USA board of directors of another acquisition proposal, as described above), (2) prior to the termination an acquisition proposal is made public or known to the Virgin Mobile USA board of directors and is not withdrawn, and (3) within twelve months after the termination, Virgin Mobile USA enters into a definitive agreement with respect to, or consummates, the acquisition proposal.

The term “acquisition proposal” with respect to any termination fee has the meaning described in “The Merger Agreement — Agreement Not to Solicit Other Offers,” except that references to “10% or more” are changed to “more than 50%.”

Rights of Virgin Mobile USA Stockholders Will Change as a Result of the Merger (page 122)

Virgin Mobile USA is a Delaware corporation. Sprint Nextel is a Kansas corporation. The shares of Sprint Nextel common stock that Virgin Mobile USA stockholders will receive in connection with the merger will be shares of a Kansas corporation. Stockholder rights under Delaware and Kansas law are different. In addition, Virgin Mobile USA stockholders receiving merger consideration will have different rights once they become Sprint Nextel stockholders due to differences between the governing documents of Sprint Nextel and Virgin Mobile USA. These differences are described in detail under “Comparison of Rights of Sprint Nextel Stockholders and Virgin Mobile USA Stockholders.”

Virgin Mobile USA Special Meeting (page 32)

The meeting will be held on [ • ], 2009 at [ • ] a.m., local time, at [ • ]. At the meeting, Virgin Mobile USA stockholders will be asked to vote on the following proposals:

•	to adopt the merger agreement; and

•	to approve the adjournment of the meeting, if necessary or appropriate, to solicit additional proxies if there is an insufficient number of votes to adopt the merger agreement at the time of the meeting.

Record Date.  Only holders of record at the close of business on [ • ], 2009 will be entitled to vote at the meeting, provided that the shares remain outstanding on the date of the meeting. As of the close of business on the record date, there were [ • ] shares of Class A common stock, one share of Class B common stock, [ • ] shares of Class C common stock and [ • ] shares of preferred stock outstanding and entitled to vote at the meeting. Each holder of Class A common stock and Class C common stock is entitled to one vote. Sprint Ventures, Inc., a wholly-owned subsidiary of Sprint Nextel, which is the only holder of Class B common stock, is entitled to a number of votes that is equal to the number of shares of Class A common stock for which the partnership units it holds in the Operating Partnership are exchangeable. As of the record date, the partnership units held by Sprint

Ventures are exchangeable for 12,058,626 shares of Class A common stock and Sprint Ventures is therefore entitled to 12,058,626 votes with respect to its share of Class B common stock. Each holder of preferred stock is entitled to one vote for each share of Class A common stock into which the share of preferred stock is convertible as of the record date. As of the record date, each share of preferred stock was convertible into 117.64706 shares of Class A common stock and therefore entitled to 117.64706 votes per share of preferred stock.

Required Vote.  To adopt the merger agreement, the holders of a majority of the combined voting power of outstanding Virgin Mobile USA shares entitled to vote on the proposal, voting together as a single class, must vote in favor of adoption of the merger agreement. Because approval is based on the affirmative vote of a majority of the combined voting power of the shares outstanding, a Virgin Mobile USA stockholder’s failure to vote or an abstention will have the same effect as a vote against adoption of the merger agreement.

The proposal to adjourn the meeting to solicit additional proxies will be decided by the affirmative vote of the holders of a majority of the combined voting power of all outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the proposal in accordance with Virgin Mobile USA’s second amended and restated bylaws, which we refer to as Virgin Mobile USA’s bylaws, regardless of whether a quorum is present. Because approval of this matter is based on the affirmative vote of the holders of a majority of the combined voting power of all outstanding shares present in person or by proxy and entitled to vote, abstentions will have the same effect as a vote against this matter, but failures to be present to vote will have no effect.

Under voting agreements entered into with Sprint Nextel, each of the Virgin Group and SK Telecom agreed that at the meeting it will vote a number of its Virgin Mobile USA shares (in the case of the Virgin Group, the number constituting not less than 14,362,279 shares, or approximately [ • ]% of the total voting power of Virgin Mobile USA as of the record date, and in the case of SK Telecom, the number constituting not less than 7,735,790 shares, or approximately [ • ]% of the total voting power of Virgin Mobile USA as of the record date) that are entitled to vote, in each case:

•	in favor of the adoption of the merger agreement, approval of the merger or any other action of the stockholders of Virgin Mobile USA reasonably requested by Sprint Nextel in furtherance thereof;

•	against any action or agreement that is in opposition to, or competitive or inconsistent with, the merger or that would result in a breach of any covenant, representation or warranty of the Virgin Group or SK Telecom contained in its respective voting agreement;

•	against any other acquisition proposal; and

•	against any other action, agreement or transaction that would otherwise materially interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the merger or the other transactions contemplated by the merger agreement or each respective voting agreement or the performance by the Virgin Group or SK Telecom of its obligations under its respective voting agreement.

As of the close of business on the record date:

•	Sprint Nextel and its direct or indirect wholly-owned subsidiaries had the right to vote one share of Class B common stock entitled to an equivalent of 12,058,626 votes (and no shares of Class A common stock, Class C common stock or preferred stock), or [ • ]% of the combined voting power of the outstanding shares of Virgin Mobile USA entitled to be voted at the meeting;

•	the Virgin Group had the right to vote 22,901,389 shares of Class A common stock, 115,062 shares of Class C common stock and [ • ] shares of preferred stock, or [ • ]% of the combined voting power of the outstanding shares of Virgin Mobile USA entitled to be voted at the meeting;

•	SK Telecom had the right to vote 11,192,741 shares of Class A common stock and [ • ] shares of preferred stock (and no shares of Class C common stock), or [ • ]% of the combined voting power of the outstanding shares of Virgin Mobile USA entitled to be voted at the meeting; and

•	directors and executive officers of Virgin Mobile USA and their affiliates had the right to vote [ • ] shares of Class A common stock (and no shares of Class C common stock or preferred stock), or [ • ]% of the combined voting power of the outstanding shares of Virgin Mobile USA entitled to be voted at the meeting.

No Sprint Nextel Stockholder Approval (page 76)

Sprint Nextel stockholders are not required to adopt the merger agreement or approve the merger or the issuance of shares of Sprint Nextel common stock in connection with the merger.

Comparative Per Share Data

The following table sets forth selected unaudited comparative historical per share data for Sprint Nextel and Virgin Mobile USA and selected unaudited pro forma combined per share data after giving effect to the proposed merger. The unaudited pro forma combined earnings per share data have been prepared assuming that the proposed transaction was consummated on January 1, 2008. The unaudited pro forma combined book value per share data are based on the assumption that the proposed merger was consummated as of the relevant balance sheet date.

The unaudited pro forma combined per share data include estimates to adjust assets and liabilities of Virgin Mobile USA to their respective fair values based on information available at this time. These estimates may vary from estimates at the time of closing as additional information becomes available. Pro forma amounts are not necessarily indicative of the results of operations or financial position that would have resulted had the proposed merger been consummated on the dates indicated and should not be construed as being indicative of future performance. The information below should be read in conjunction with the financial statements and accompanying notes of Sprint Nextel and Virgin Mobile USA, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.” We urge you also to read “— Selected Historical Consolidated Financial Data of Sprint Nextel” and “— Selected Historical Consolidated Financial Data of Virgin Mobile USA.”

	Historical		Pro Forma
				Virgin Mobile
		Virgin	Sprint Nextel	USA Equivalent
	Sprint	Mobile	Unaudited	Unaudited
As of and for the Six Months Ended June 30, 2009	Nextel	USA	Pro Forma	Pro Forma(1)
Income (loss) from continuing operations per common share:
Basic	$(0.34)	$0.47	$(0.33)	$(0.45)
Diluted	$(0.34)	$0.42	$(0.33)	$(0.45)
Cash dividends per common share	$—	$—	$—	$—
Book value per common share(2)	$6.52	$(3.98)	$6.47	$8.85

As of and for the Year Ended December 31, 2008
Income (loss) from continuing operations per common share:
Basic	$(0.98)	$0.13	$(0.98)	$(1.34)
Diluted	$(0.98)	$0.13	$(0.98)	$(1.34)
Cash dividends per common share	$—	$—	$—	$—
Book value per common share(2)	$6.86	$(5.49)	$6.80	$9.30

(1)	Virgin Mobile USA Equivalent Unaudited Pro Forma amounts are calculated by multiplying the Sprint Nextel per share amounts set forth under the column heading “Sprint Nextel Unaudited Pro Forma” by an assumed exchange ratio of 1.3668, which exchange ratio may vary as described under “The Merger Agreement — Merger Consideration.”

(2)	The Sprint Nextel unaudited pro forma book value per common share amounts set forth under the column heading “Sprint Nextel Unaudited Pro Forma” were calculated by dividing the total combined pro forma equity by the pro forma equivalent shares outstanding, which does not assume Sprint Nextel equity issuances for items that Sprint Nextel can elect to pay in cash or shares, as of the relevant balance sheet date. The number of pro forma shares to be issued as part of the proposed merger was calculated by using an assumed exchange ratio of 1.3668 and the closing price on the NYSE of a share of Sprint Nextel common stock of $3.95 as of September 30, 2009.

Market Prices and Dividend Information

The Sprint Nextel common stock and Virgin Mobile USA Class A common stock are listed on the NYSE under the symbols “S” and “VM,” respectively. The following table shows the closing sale prices of the Sprint Nextel common stock and Virgin Mobile USA Class A common stock as reported on the NYSE on July 27, 2009, the last trading day before the merger agreement was announced, and on [ • ], 2009, the last full trading day before the date of this proxy statement/prospectus. This table also shows the implied value of the merger consideration proposed for each share of Class A common stock, which was calculated by multiplying the closing price on the NYSE of a share of Sprint Nextel common stock as of the specified date by the exchange ratio applicable to the specified group of stockholders. For purposes of determining the exchange ratio, the Average Parent Stock Price was calculated using the 10 trading day period ending on the second trading day immediately preceding the specified date. As discussed in “— Merger Consideration” above, the Average Parent Stock Price to be used to determine the actual merger consideration will be based on the corresponding period preceding the effective time of the merger.

		Closing Sale Price	Implied per Share	Implied per Share	Implied per Share
	Closing Sale Price	of Virgin Mobile	Value of Merger	Value of Merger	Value of Merger
	of Sprint Nextel	USA Class A	Consideration to	Consideration to	Consideration to
	Common Stock	Common Stock	Public Stockholders(1)	the Virgin Group	SK Telecom

July 27, 2009	$4.55	$4.21	$5.50	$5.12	$4.94
[ • ], 2009	$ [ • ]	$ [ • ]	$ [ • ]	$ [ • ]	$ [ • ]

(1)	Excludes the Virgin Group, SK Telecom and Sprint Nextel.

The market price of the Sprint Nextel common stock and Virgin Mobile USA Class A common stock will fluctuate prior to the merger. You should obtain current market quotations for the shares.

Sprint Nextel declared and paid a dividend of $0.025 per share on the Sprint Nextel common stock and its Series 2 common stock in each of the quarters of 2006 and 2007 and a dividend of $0.025 per share on its non-voting common stock in each of the quarters of 2006. Sprint Nextel did not declare any dividends on its shares in 2008 and has not declared any dividend on its shares to date in 2009. In light of conditions in the business and financial markets, Sprint Nextel decided in early 2008 that it will not pay dividends for the foreseeable future. In addition, under its revolving bank credit facility, Sprint Nextel is currently restricted from paying any cash dividends as a result of its ratio of total indebtedness to trailing four quarters earnings before interest, taxes, depreciation and amortization and other non-cash gains or losses, such as goodwill impairment charges. Under its revolving bank credit facility, Sprint Nextel may not pay cash dividends unless this ratio is less than 2.5 to 1.0.

Virgin Mobile USA has never declared or paid a cash dividend on its common stock and does not anticipate paying any cash dividends on its common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of its board of directors and will be dependent upon then-existing conditions, including its financial condition and results of operations, contractual restrictions, business prospects and other factors that its board of directors considers relevant. Its ability to pay dividends is also restricted by the terms of its credit agreements. Virgin Mobile USA’s preferred stock carries a cumulative 6% annual dividend payable semi-annually. The preferred stock dividend is payable with additional shares of preferred stock at the stated value of $1,000 per share. Virgin Mobile USA is currently restricted from declaring or paying any dividends on its shares under the terms of the merger agreement, except for the preferred stock dividends payable on September 30, 2009.

Selected Historical Consolidated Financial Data of Sprint Nextel

The following selected historical consolidated financial data of Sprint Nextel have been derived from the audited historical consolidated financial statements and related notes of Sprint Nextel as of and for each of the five years in the period ended December 31, 2008 and from the unaudited consolidated financial statements of Sprint Nextel as of and for the six-month periods ended June 30, 2009 and 2008. The selected historical consolidated financial data provide only a summary and should be read in conjunction with the audited consolidated financial statements and notes thereto, other financial information and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Sprint Nextel’s filings with the SEC. See “Where You Can Find More Information” beginning on page 142. Historical results are not necessarily indicative of any results to be expected in the future.

	As of and for the
	Six Months
	Ended June 30,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(In millions, except per share amounts)

Results of Operations Data:
Net operating revenues	$16,350	$18,389	$35,635	$40,146	$41,003	$28,771	$ 21,647
(Loss) income from continuing operations(1)	(978)	(849)	(2,796)	(29,444)	995	821	(2,006)
Discontinued operations, net	—	—	—	—	334	980	994
Cumulative effect of change in accounting principle, net	—	—	—	—	—	(16)	—
(Loss) Earnings per Share and Dividends:
Basic and diluted (loss) earnings per common share from continuing operations(1)	$(0.34)	$(0.30)	$(0.98)	$(10.27)	$0.34	$0.40	$ (1.40)
Discontinued operations	—	—	—	—	0.11	0.48	0.69
Cumulative effect of change in accounting principle	—	—	—	—	—	(0.01)	—
Dividends per common share(2)	—	—	—	0.10	0.10	0.30	See (2) below
Financial Position Data:
Total assets(3)	$55,885	$62,805	$58,252	$64,295	$97,161	$102,760	$ 41,321
Total debt and capital lease obligations (including equity unit notes)	19,618	22,358	21,610	22,130	22,154	25,014	16,425
Seventh series redeemable preferred shares	—	—	—	—	—	247	247

(1)	For the six months ended June 30, 2009, Sprint Nextel recorded net charges of $729 million primarily related to severance and exit costs and equity in losses of unconsolidated investments. For the six months ended June 30, 2008, Sprint Nextel recorded net charges of $455 million related to severance and exit costs and merger and integration costs. In 2008, Sprint Nextel recorded net charges of $1.910 billion primarily related to asset and goodwill impairments, severance and exit costs, and merger and integration costs. In 2007, Sprint Nextel recorded net charges of $30.605 billion primarily related to merger and integration costs, asset and goodwill impairments, and severance and exit costs. In 2006, Sprint Nextel recorded net charges of $620 million primarily related to merger and integration costs, asset impairments, and severance and exit costs. In 2005, Sprint Nextel recorded net charges of $723 million primarily related to merger and integration costs, asset impairments, and severance and hurricane-related costs. In 2004, Sprint Nextel recorded net charges of $3.7 billion primarily related to severance and the wireline network impairment, partially offset by recoveries of fully reserved receivables.

(2)	Sprint Nextel did not declare any dividends on its shares in 2008 or, as of June 30, 2009, in 2009. In the first and second quarter of 2005, a dividend of $0.125 per share was paid. In the third and fourth quarter of 2005 and for each quarter of 2006 and 2007, the dividend was $0.025 per share. Before the recombination of its two tracking stocks, shares of PCS common stock did not receive dividends. For the year ended December 31, 2004, Sprint Nextel shares (before the conversion of shares of PCS common stock) received dividends of $0.50 per share. In the first quarter of 2004, Sprint Nextel shares received a dividend of $0.125 per share. In the second, third and fourth quarter of 2004, Sprint Nextel shares, which included shares resulting from the conversion of shares of PCS common stock, received quarterly dividends of $0.125 per share.

(3)	During 2008 and 2007, Sprint Nextel performed its annual assessment of goodwill for impairment and recorded non-cash impairment charges of $963 million and $29.649 billion, respectively.

Selected Historical Consolidated Financial Data of Virgin Mobile USA

Virgin Mobile USA is a holding company formed in 2007 in connection with its initial public offering, which we refer to as the IPO, which occurred on October 16, 2007. Virgin Mobile USA accounted for its reorganization transactions, for periods prior to the IPO, using a carryover basis, similar to a pooling-of-interest as the reorganization transactions were premised on a non-substantive exchange in order to facilitate the IPO. This is consistent with Financial Accounting Standards Board Technical Bulletin 85-5, Issues Relating to Accounting for Business Combinations, including Costs of Closing Duplicate Facilities of an Acquirer; Stock Transactions between Companies under Common Control; Down-Stream Mergers, Identical Common Shares for a Pooling of Interests; and Pooling of Interests by Mutual and Cooperative Enterprises. Under this method of accounting, Virgin Mobile USA treated the companies as if they had always been combined for accounting and financial reporting purposes and, therefore, the consolidated financial statements for the years ended and as of December 31, 2006, 2005, and 2004 are presented on the same basis as that for the years ended and as of December 31, 2008 and 2007.

The selected financial data of Virgin Mobile USA as of December 31, 2008 and 2007 and for each of the years ended December 31, 2008, 2007 and 2006 are derived from Virgin Mobile USA’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this proxy statement/prospectus. The selected financial data as of December 31, 2006 have been derived from Virgin Mobile USA’s audited consolidated financial statements for such year, which have not been incorporated by reference into this proxy statement/prospectus, and the selected financial data for the years ended and as of December 31, 2005 and 2004 have been derived from Virgin Mobile USA’s accounting records. The selected financial data of Virgin Mobile USA as of and for the six months ended June 30, 2009 and June 30, 2008 have been derived from Virgin Mobile USA’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2009 and June 30, 2008, respectively. Virgin Mobile USA’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 is incorporated by reference into this proxy statement/prospectus. The information set forth below is only a summary and is not necessarily indicative of the results of operations for the full year ending December 31, 2009 or other future periods of Virgin Mobile USA, and you should read the following information together with Virgin Mobile USA’s consolidated financial statements, the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Virgin Mobile USA’s Annual Report on Form 10-K for the year ended December 31, 2008 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

Effective October 1, 2008, Virgin Mobile USA elected to change the method of accounting for regulatory fees and tax surcharges, primarily the Universal Service Fund, or USF, contributions from a net basis to a gross basis in the statement of operations. As originally reported, Virgin Mobile USA accounted for USF contributions on a net basis so that USF remittances to government agencies were recorded as cost of service and the surcharge for USF collected from customers was recorded as a reduction of cost of service. Virgin Mobile USA changed its accounting policy to account for USF contributions on a gross basis so that the surcharge for USF collected from customers is recorded in net service revenue and remittances to government agencies are recorded in cost of service. This change in accounting policy, which was applied retroactively, increased both net service revenue and cost of service by $13.3 million, $12.5 million, $2.9 million, and $0.3 million during the years ended December 31, 2008, 2007, 2006, and 2005, respectively. Virgin Mobile USA did not collect any surcharges for USF contributions from its customers during the year ended December 31, 2004. This change in accounting policy does not change previously reported operating income (loss) or net income (loss).

	As of and for the
	Six Months Ended
	June 30,		As of and for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(In thousands, except per share amounts)

Results of Operations Data:
Operating revenue:
Net service revenue	$608,064	$600,814	$1,235,870	$1,239,533	$1,022,927	$884,116	$567,006
Net equipment and other revenue	36,789	49,067	87,623	85,890	90,524	106,116	123,632

Total operating revenue	644,853	649,881	1,323,493	1,325,423	1,113,451	990,232	690,638
Net income(1)(2)	40,885	10,255	10,309	4,218	(36,941)	(108,665)	(176,236)
Earnings (loss) per weighted average common share — basic(2)	$0.47	$0.16	$0.13	$0.13	$(1.45)	$(4.49)	$(7.36)
Earnings (loss) per weighted average common share — diluted(2)	$0.42	$0.16	$0.13	$0.08	$(1.45)	$(4.49)	$(7.36)
Financial Position Data:
Total assets	$320,687	$255,159	$367,068	$282,039	$276,947	$221,232	$165,394
Total debt and capital lease obligations	257,094	300,372	267,174	323,751	553,298	497,527	98,965
Redeemable preferred stock(3)	—	—	50,000	—	—	—	—

(1)	Net income for the year ended December 31, 2008 has been recast to reflect the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements on January 1, 2009, which removed the impact of net income attributable to the noncontrolling interest from the calculation of net income.

(2)	Virgin Mobile USA recorded charges of $1 million and $9 million for the six months ended June 30, 2009 and the year ended December 31, 2008, respectively, for restructuring activities related to outsourcing of information technology services to IBM, employee reductions associated with the acquisition of Helio LLC, and a reduction in force to reduce operating costs. For the year ended December 31, 2005, Virgin Mobile USA recorded charges for an estimated loss of $30 million related to patent infringement litigation. During the year ended December 31, 2006, Virgin Mobile USA entered into a settlement agreement with the patent holder that resulted in a release from all prior claims related to those patents in exchange for cash payments. Also during 2006, Virgin Mobile USA reached a settlement agreement with a provider of a billing solution regarding that vendor’s obligation to indemnify Virgin Mobile USA for certain claims arising from the use of its products and services. As a result of these settlements and agreements, in 2006 Virgin Mobile USA reversed $15 million of the estimated loss that had been accrued in 2005.

(3)	On August 22, 2008, in connection with the acquisition of Helio LLC, Virgin Mobile USA issued 50,000 shares of preferred stock with a stated value of $1,000 per share. As of February 23, 2009, each share of the preferred stock became mandatorily convertible into 117.64706 shares of Class A common stock, at the earlier of (1) August 22, 2012 and (2) such time as the market price of Class A common stock exceeds $8.50 per share for a specified period. The preferred stock is also convertible at the option of the holder on or after February 22, 2010. Following the approval of the conversion feature by Virgin Mobile USA stockholders on February 23, 2009, the preferred stock is no longer potentially redeemable for cash and is reflected as stockholders’ equity in Virgin Mobile USA’s balance sheet.

RISK FACTORS

In addition to the other information included and incorporated by reference in this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement.

Risk Factors Relating to Sprint Nextel and Virgin Mobile USA

Sprint Nextel’s and Virgin Mobile USA’s businesses are subject to the risks described below relating to the merger. In addition, Sprint Nextel and Virgin Mobile USA are and will continue to be subject to the risks described in Part 1, Item 1A of their respective Annual Reports on Form 10-K for the year ended December 31, 2008 and Sprint Nextel is and will continue to be subject to the risks described in Part II, Item 1A of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which reports have been filed with the SEC. If any of the risks described in this proxy statement/prospectus or in the annual reports and quarterly reports incorporated by reference into this proxy statement/prospectus actually occurs, the respective businesses, financial results, financial condition or stock prices of Sprint Nextel or Virgin Mobile USA could be materially adversely affected. The following risks should be considered along with the other risks described in the reports incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 142 for the location of information incorporated by reference into this proxy statement/prospectus.

Risk Factors Relating to the Merger

Because the market price of Sprint Nextel common stock will fluctuate, Virgin Mobile USA stockholders cannot be sure of the precise value of the merger consideration they will receive.

Under the terms of the merger agreement, each share of Class A common stock, Class C common stock and preferred stock (on an as-converted basis) outstanding immediately prior to the merger will be converted into the right to receive a number of shares of Sprint Nextel common stock based on an exchange ratio determined by reference to the average of the closing prices of Sprint Nextel common stock in a period prior to the completion of the merger. The Virgin Group and SK Telecom will receive shares of Sprint Nextel common stock based on the applicable percentages of the exchange ratio. The exchange ratio is subject to a maximum and a minimum, but between these amounts it will fluctuate based on the Average Parent Stock Price. The average share price of Sprint Nextel common stock may differ from the closing price per share of the Sprint Nextel common stock on the date that the parties entered into the merger agreement, on the date that the parties announced the merger, on the date that this proxy statement/prospectus was mailed, at the effective time of the merger, and on the date that you receive the merger consideration. In addition, because the merger agreement provides that the exchange ratio may not exceed a specified maximum, the number of shares of Sprint Nextel common stock to be received by Virgin Mobile USA stockholders will be limited by the ceiling of the exchange ratio of 1.3668 if the Average Parent Stock Price were to be lower than $4.02.

Accordingly, at the time of the special meeting, Virgin Mobile USA stockholders will not be able to calculate the precise value of the merger consideration that they would receive upon completion of the merger. From January 2, 2009 to [ • ], 2009, the trading price of Sprint Nextel common stock on the NYSE ranged from a high of $[ • ] to a low of $[ • ]. If the merger had been completed on [ • ], 2009, the Average Parent Stock Price would have been $[ • ]. Changes in the average share price of Sprint Nextel common stock and the share price of Sprint Nextel common stock generally may result from a variety of factors, including general market, economic and political conditions; changes in Sprint Nextel’s business, operations and prospects; regulatory considerations; legal proceedings and developments; market assessments of the benefits of the merger, likelihood the merger will be consummated and timing of consummation; the prospects of post-merger operations; and other factors. A majority of these factors is beyond the parties’ control and could negatively impact the value of the merger consideration you receive.

Sprint Nextel may fail to realize all of the anticipated benefits of the merger, which may adversely affect the value of the Sprint Nextel common stock that you receive in the merger.

Sprint Nextel and Virgin Mobile USA entered into the merger agreement with the expectation that the merger would result in various benefits including, among other things, strengthening Sprint Nextel’s position in the prepaid segment; enhancing cross-selling of the full suite of Sprint Nextel products and services across a larger target audience; free cash flow accretion before synergies; synergies to be derived from general and administrative cost reductions, operational efficiencies, and streamlined distribution; and Sprint Nextel gaining deeper managerial talent with particular expertise in the prepaid segment of the wireless market.

Achieving the anticipated benefits of the merger will depend, in part, on Sprint Nextel’s ability to realize the strategic advantages and cost savings from integrating the business and operations of Virgin Mobile USA into Sprint Nextel. If Sprint Nextel is not able to achieve its objectives within the anticipated time frame, or at all, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. If such a result occurs, the value of Sprint Nextel common stock could be adversely affected.

Sprint Nextel and Virgin Mobile USA have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, result in the disruption of each company’s ongoing businesses or identify inconsistencies in standards, controls, procedures and policies that adversely affect Sprint Nextel’s ability to maintain relationships with customers, suppliers, distributors, creditors or lessors, or to achieve the anticipated benefits of the merger.

Specifically, issues that must be addressed in integrating the operations of Virgin Mobile USA into Sprint Nextel’s operations in order to realize the anticipated benefits of the merger include, among other things:

•	managing diverse product and service offerings, subscriber plans, and sales and marketing approaches;

•	preserving subscriber, supplier and other important relationships and resolving potential conflicts that may arise as a result of the merger;

•	consolidating and integrating duplicative operations, including back-office systems; and

•	addressing differences in business cultures, preserving employee morale and retaining key employees, while maintaining focus on providing consistent, high quality customer service and meeting the operational and financial goals of Sprint Nextel after the merger.

Integration efforts between the two companies could also divert management attention and resources. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on Sprint Nextel’s business and results of operations, which may affect the value of Sprint Nextel common stock after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost and sales synergies, if achieved at all, may be lower than Sprint Nextel expects and may take longer to achieve than anticipated. If Sprint Nextel is not able to adequately address these challenges, it may be unable to successfully integrate Virgin Mobile USA’s operations into its own, or to realize some or all of the anticipated benefits of the integration of the two companies, which could negatively impact Sprint Nextel’s future results of operations and the value of Sprint Nextel common stock.

The market price of Sprint Nextel common stock after the merger may be affected by factors different from those affecting the shares of Virgin Mobile USA or Sprint Nextel currently.

Upon completion of the merger, holders of Virgin Mobile USA shares will become holders of Sprint Nextel common stock. The businesses of Sprint Nextel differ from those of Virgin Mobile USA in important respects and, accordingly, the results of operations of Sprint Nextel and the market price of Sprint Nextel common stock following the merger may be affected by factors different from those currently affecting the independent results of operations of Virgin Mobile USA. For a discussion of the businesses of Sprint Nextel and Virgin Mobile USA and of some factors to consider in connection with those businesses, see the documents incorporated by reference into this proxy statement/prospectus referred to under “Where You Can Find More Information” beginning on page 142.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of Sprint Nextel and Virgin Mobile USA.

If the merger is not completed, the ongoing businesses of Sprint Nextel and Virgin Mobile USA may be adversely affected and, without realizing any of the benefits of having completed the merger, Sprint Nextel and Virgin Mobile USA will be subject to a number of risks, including the following:

•	the current market price of each company’s common stock may reflect a market assumption that the merger will occur and a failure to complete the merger could result in a negative perception of either or both companies by equity investors and result in a decline in the market price of the common stock of that company;

•	Virgin Mobile USA may be required to pay Sprint Nextel a termination fee of $14.2 million if the merger is terminated under circumstances as described in the merger agreement and summarized in this proxy statement/prospectus;

•	Sprint Nextel and Virgin Mobile USA will be required to pay transaction costs relating to the merger, whether or not the merger is completed;

•	under the merger agreement, Virgin Mobile USA is subject to restrictions on the conduct of its business prior to completing the merger which may affect its ability to execute some of its business strategies; and

•	matters relating to the merger (including integration planning) may require substantial commitments of time and resources by Sprint Nextel and Virgin Mobile USA management, which could otherwise have been devoted to other opportunities that may have been beneficial to Sprint Nextel and Virgin Mobile USA as separate companies.

Sprint Nextel and Virgin Mobile USA also may be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Sprint Nextel or Virgin Mobile USA to perform their respective obligations under the merger agreement. If the merger is not completed, these risks may materialize and may adversely affect Sprint Nextel’s and Virgin Mobile USA’s business, financial results and stock price.

The completion of the merger is subject to various requirements, including the receipt of consents and approvals from various government agencies and the continued employment of Daniel H. Schulman, which may jeopardize or delay completion of the merger or reduce the anticipated benefits of the merger.

Completion of the merger is conditioned upon filings with, and the receipt of required consents, clearances and approvals from, various governmental agencies. Although Sprint Nextel and Virgin Mobile

USA have agreed in the merger agreement to use their reasonable best efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained.

Additionally, contemporaneously with the execution of the merger agreement, Daniel H. Schulman, Virgin Mobile USA’s Chief Executive Officer, entered into an employment agreement with Sprint Nextel which will become effective upon the completion of the merger. Under the merger agreement, if Mr. Schulman rescinds his employment agreement with Sprint Nextel or advises Sprint Nextel that he is unwilling to continue employment with Sprint Nextel after the effective time of the merger, Sprint Nextel will not be obligated to complete the merger. If the merger is not completed, Virgin Mobile USA and Sprint Nextel may be negatively impacted, as described above.

Virgin Mobile USA, its board of directors and Sprint Nextel are defendants in lawsuits challenging the merger that could delay or prevent completion of the merger, and Virgin Mobile USA and Sprint Nextel may incur substantial costs in defending against the litigation, all of which could adversely affect the respective businesses, financial results or stock prices of Virgin Mobile USA and Sprint Nextel.

Since the announcement on July 28, 2009 of the signing of the merger agreement, seven putative shareholder class action lawsuits related to the merger have been filed, two in federal court in the District of New Jersey and five in the Superior Court of New Jersey. On August 13, 2009, one of the federal cases was dismissed. The five state cases, which are purported class action lawsuits brought by Virgin Mobile USA non-affiliated stockholders, name as defendants Virgin Mobile USA, the members of its board of directors, Sprint Nextel and Sprint Mozart and challenge the proposed merger, seeking, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms. On October 6, 2009, Virgin Mobile USA, the members of its board of directors, Sprint Nextel and Sprint Mozart entered into a memorandum of understanding with the plaintiffs in the state cases reflecting an agreement in principle to settle the cases based on their agreement to include in this proxy statement/prospectus certain additional disclosures relating to the transaction. The memorandum of understanding is subject to customary conditions including the completion of appropriate settlement documentation, completion of due diligence to confirm the fairness of the settlement, approval by the Superior Court of New Jersey, and consummation of the merger. If the settlement is consummated, the state cases will be dismissed with prejudice. Also on October 6, 2009, the parties to the memorandum of understanding agreed that the remaining federal lawsuit would be voluntarily dismissed by the plaintiffs in that case.

In addition, on September 10, 2009, a complaint was filed against Sprint Nextel by three subsidiaries of iPCS, Inc. claiming, among other things, that the merger would breach certain exclusivity provisions under iPCS’ subsidiaries’ management agreements with Sprint Nextel. This lawsuit seeks declaratory and injunctive relief with respect to the merger.

A delay in the merger as a result of the litigation may cause the attention of management of Sprint Nextel and Virgin Mobile USA to be focused on the litigation and the delayed merger rather than on their respective businesses and operations, which could have an adverse affect on the business, financial results and stock price of Sprint Nextel and Virgin Mobile USA. A failure to complete the merger as a result of the litigation could disrupt the operations of Sprint Nextel and Virgin Mobile USA and cause their respective ongoing and future business to suffer. In addition, Sprint Nextel and Virgin Mobile USA will have incurred costs associated with the merger without realizing the benefits of having the merger completed. For a more complete discussion of the possible adverse affects of not completing the merger, see the risk factor entitled ‘‘— Failure to complete the merger could negatively impact the stock price and the future business and financial results of Sprint Nextel and Virgin Mobile USA” beginning on page 25.

If the merger is completed, Sprint Nextel and Virgin Mobile USA may have incurred substantial costs in defending against the litigation which could have an adverse effect on the business and financial results of Sprint Nextel and Virgin Mobile USA. Moreover, there could be ongoing litigation that could result in significant monetary damages and, in the case of iPCS, a possible future injunction against the use of the

Virgin Mobile brand in certain geographic areas. In the event the injunction is denied, the court may nevertheless consider whether Sprint Nextel’s ownership and operation of Virgin Mobile USA, in iPCS’s territory, is a breach of the management agreements between Sprint Nextel and iPCS. If the court concluded that there was a breach, Sprint Nextel may not be able to sell products and services under the Virgin Mobile brand in certain geographic locations. For a description of the legal proceedings, see the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 79.

Sprint Nextel and Virgin Mobile USA must continue to retain, motivate and recruit executives and other key employees, which may be difficult in light of uncertainty regarding the merger, and failure to do so could negatively affect the combined company.

For the merger to be successful, during the period before the merger is completed, both Sprint Nextel and Virgin Mobile USA must continue to retain, motivate and recruit executives and other key employees. Sprint Nextel also must be successful at retaining key employees following the completion of the merger. Experienced employees in the telecommunications industry are in high demand and competition for their talents can be intense. Employees of both Sprint Nextel and Virgin Mobile USA may experience uncertainty about their future role with Sprint Nextel until, or even after, strategies with regard to the combined company are announced or executed. These potential distractions of the merger may adversely affect the ability of Sprint Nextel or Virgin Mobile USA to attract, motivate and retain executives and other key employees and keep them focused on applicable strategies and goals. A failure by Sprint Nextel or Virgin Mobile USA to retain and motivate executives and other key employees during the period prior to or after the completion of the merger could have a negative impact on the business of Sprint Nextel or Virgin Mobile USA and the ability of Sprint Nextel to achieve the benefits of the merger.

The shares of Sprint Nextel common stock to be received by Virgin Mobile USA stockholders in connection with the merger will have different rights from the shares of Class A common stock.

Upon completion of the merger, Virgin Mobile USA stockholders will become Sprint Nextel stockholders and their rights as stockholders will be governed by Sprint Nextel’s amended and restated articles of incorporation and bylaws, as well as by Kansas law. The rights associated with Virgin Mobile USA shares are different from the rights associated with Sprint Nextel common stock and could be perceived as less beneficial to you or negatively impact the value of your Class A common stock and/or the consideration you receive in the merger. See “Comparison of Rights of Sprint Nextel Stockholders and Virgin Mobile USA Stockholders” beginning on page 122 for a discussion of the different rights associated with Sprint Nextel common stock.

The merger agreement limits Virgin Mobile USA’s ability to pursue an alternative acquisition proposal and requires Virgin Mobile USA to pay a termination fee of $14.2 million if it does.

The merger agreement prohibits Virgin Mobile USA from soliciting, initiating, encouraging or facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. See “The Merger Agreement — Agreement Not to Solicit Other Offers” beginning on page 91. The merger agreement also provides for the payment by Virgin Mobile USA of a termination fee of $14.2 million if the merger agreement is terminated in certain circumstances. See “The Merger Agreement — Termination Fee Payable by Virgin Mobile USA.” These provisions limit Virgin Mobile USA’s ability to pursue offers from third parties that could result in greater value to Virgin Mobile USA stockholders. The obligation to make the termination fee payment also may discourage a third party from pursuing an alternative acquisition proposal. In addition, each of the Virgin Group, SK Telecom and Sprint Nextel has a contractual consent right to certain alternative acquisition proposals, which may discourage a third party from pursuing an acquisition proposal or prevent Virgin Mobile USA from consummating an alternative acquisition proposal. See “The Merger — Background of the Merger.”

Some of the directors and executive officers of Virgin Mobile USA, as well as the strategic stockholders of Virgin Mobile USA, have interests in the merger that are different from other Virgin Mobile USA stockholders.

When considering the recommendation of the Virgin Mobile USA board of directors with respect to the merger proposal, Virgin Mobile USA stockholders should be aware that some directors and executive officers of Virgin Mobile USA have interests in the merger that are different from, or are in addition to, the interests of the unaffiliated holders of Class A common stock. In addition, Virgin Mobile USA has engaged in various related party transactions with affiliates of the Virgin Group and SK Telecom. As a result, the Virgin Group and SK Telecom may have interests that are different from, or in addition to, the interests of the unaffiliated holders of Class A common stock. The Virgin Group and SK Telecom, which together have five designees on the Virgin Mobile USA board of directors, have significant equity interests in Virgin Mobile USA and will receive additional consideration in connection with certain agreements with Virgin Mobile USA, as described in “The Merger — Voting Agreements and Other Transaction Agreements.” In addition, four of Virgin Mobile USA’s current executive officers, including Daniel H. Schulman, have executed employment agreements with Sprint Nextel providing for their employment after the completion of the merger. These interests also include, among others, the fact that the completion of the merger will result in the conversion of “in-the-money” options to purchase Virgin Mobile USA shares into corresponding options to purchase Sprint Nextel common stock, the conversion of other equity-based awards into corresponding awards with respect to Sprint Nextel common stock, the deemed satisfaction of the performance-based vesting requirements for 2010 for the Virgin Mobile USA stock-based awards that are subject to the requirements for 2010, the continuance of Virgin Mobile USA’s annual and mid-term incentive plans for 2009, and the continuance of indemnification of Virgin Mobile USA directors and executive officers. See “The Merger — Interests of Certain Persons in the Merger” and “The Merger — Treatment of Virgin Mobile USA Stock Options and Other Equity-Based Awards.”

Stockholders should consider these interests in conjunction with the recommendation of the directors of Virgin Mobile USA for the adoption of the merger agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents that are incorporated by reference into this proxy statement/prospectus contain certain estimates, projections and other forward-looking statements. Statements regarding expectations, including performance assumptions and estimates relating to capital requirements, as well as other statements that are not historical facts, are forward-looking statements. Specifically, forward looking statements include:

•	statements relating to the benefits of the merger, including anticipated synergies and cost savings estimated to result from the merger;

•	statements relating to future business prospects, revenue, income and financial condition; and

•	statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These statements reflect judgments of the management of Sprint Nextel and Virgin Mobile USA based on currently available information and involve a number of risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. With respect to these forward-looking statements, the management of Sprint Nextel and Virgin Mobile USA have made assumptions regarding, among other things, the rate of growth in the prepaid wireless segment, expected synergies from the merger, and whether and when the transactions contemplated by the merger agreement will be consummated.

Future performance cannot be assured. Actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:

•	the failure to realize synergies from the merger in the timeframe expected or at all;

•	unexpected costs or liabilities;

•	the result of the review of the proposed merger by various regulatory agencies and any conditions imposed in connection with the consummation of the merger;

•	approval of the merger agreement by the stockholders of Virgin Mobile USA and satisfaction of various other conditions to the closing of the merger;

•	Sprint Nextel’s ability to attract and retain subscribers;

•	the effects of vigorous competition in a highly penetrated market;

•	the effect of limiting capital and operating expenditures on Sprint Nextel’s ability to improve and enhance its networks and service offerings, implement its business strategies and provide competitive new technologies;

•	volatility in the trading price of Sprint Nextel common stock, current economic conditions and Sprint Nextel’s ability to access capital;

•	the impact of third parties, such as suppliers and vendors, not meeting Sprint Nextel’s contractual requirements with Sprint Nextel due to disruptions in their business;

•	the costs and business risks associated with providing new services and entering new geographic markets;

•	the financial performance of Clearwire Corporation and its deployment of a WiMAX network;

•	unexpected results of litigation filed against Sprint Nextel or its suppliers or vendors;

• the impact of adverse network performance;

•	the costs and/or potential customer impacts of compliance with regulatory mandates;

•	equipment failure, natural disasters, terrorist acts, or other breaches of network or information technology security;

•	changes in political, economic or other factors such as monetary policy, legal and regulatory changes or other external factors over which Sprint Nextel has no control; and

•	other risks referenced from time to time in filings by Sprint Nextel and Virgin Mobile USA with the SEC and those factors listed in this proxy statement/prospectus under “Risk Factors” beginning on page 23.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, neither Sprint Nextel nor Virgin Mobile USA undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect any events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Sprint Nextel and Virgin Mobile USA. See “Where You Can Find More Information” beginning on page 142 for a list of the documents incorporated by reference into this proxy statement/prospectus.

INFORMATION ABOUT THE COMPANIES

Sprint Nextel Corporation

Sprint Nextel Corporation, a Kansas corporation, is a global communications company offering a comprehensive range of wireless and wireline communications products and services that are designed to meet the needs of its targeted customer groups: individuals, small- to mid-sized businesses, large enterprises and government customers. Sprint Nextel has organized its operations to meet the needs of its targeted customer groups through focused communications solutions that incorporate the capabilities of its wireless and wireline services. Sprint Nextel is one of the three largest wireless companies in the United States based on the number of wireless subscribers. Sprint Nextel owns extensive wireless networks and a global long distance, Tier 1 Internet backbone.

Sprint Nextel offers digital wireless service to subscribers in all 50 states, Puerto Rico and the U.S. Virgin Islands under the Sprint® brand name utilizing wireless code division multiple access, or CDMA, technology. Sprint Nextel also provides CDMA wireless services on a wholesale basis to many of the largest resellers in the nation on the CDMA network. Sprint Nextel offers digital wireless services under its Nextel® brand name using integrated Digital Enhanced Network, or iDEN®, technology. Sprint Nextel is a reseller of Worldwide Interoperability for Microwave Access, or WiMAX, fourth generation, or 4G, wireless services as provided by Clearwire Corporation.

Sprint Nextel offers its direct wireless services on a post-paid payment basis, as well as on a prepaid payment basis under the Boost Mobile® brand. Sprint Nextel is one of the largest providers of long distance services and one of the largest carriers of Internet traffic in the nation.

The Sprint Nextel common stock trades on the NYSE under the symbol “S.” The principal executive offices of Sprint Nextel are located at 6200 Sprint Parkway, Overland Park, Kansas 66251, and its telephone number is (800) 829-0965.

Additional information about Sprint Nextel is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 142.

Sprint Mozart, Inc.

Sprint Mozart is a direct wholly-owned subsidiary of Sprint Nextel formed solely for the purpose of consummating the merger. Sprint Mozart has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement. The principal executive offices of Sprint Mozart are located at 6200 Sprint Parkway, Overland Park, Kansas 66251, and its telephone number is (800) 829-0965.

Virgin Mobile USA, Inc.

Virgin Mobile USA, Inc., a Delaware corporation, through its subsidiary, the Operating Partnership, is a leading national provider of wireless communications services, offering prepaid and postpaid services. Customers are attracted to Virgin Mobile USA’s products and services because of its flexible terms, easy to understand and value-oriented pricing structures, stylish handsets offered at affordable prices and relevant mobile data and entertainment content. Virgin Mobile USA’s prepaid product and service offerings have no annual contract or credit check and they attract a wide range of customers, approximately half of whom are ages 35 and under. Virgin Mobile USA’s voice and data plans allow customers to talk, use text messaging, picture messaging, email and instant messaging on a per usage basis or according to the terms of monthly hybrid plans.

Virgin Mobile USA’s Class A common stock is listed on the NYSE under the symbol “VM.” The principal executive offices of Virgin Mobile USA are located at 10 Independence Boulevard, Warren, New Jersey 07059, and its telephone number is (908) 607-4000.

Additional information about Virgin Mobile USA and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 142.

THE VIRGIN MOBILE USA SPECIAL MEETING

Date, Time and Place

The special meeting will be held on [ • ], 2009 at [ • ] a.m., local time, at [ • ].

Purpose

At the special meeting, Virgin Mobile USA stockholders will be asked to vote on the following proposals:

•	to adopt the merger agreement; and

•	to approve the adjournment of the meeting, if necessary or appropriate, to solicit additional proxies if there is an insufficient number of votes to adopt the merger agreement at the time of the meeting.

Virgin Mobile USA Record Date; Stock Entitled to Vote

Only holders of record at the close of business on [ • ], 2009 will be entitled to vote at the meeting, provided that the shares remain outstanding on the date of the meeting.

As of the close of business on the record date, there were [ • ] shares of Class A common stock, one share of Class B common stock, [ • ] shares of Class C common stock and [ • ] shares of preferred stock outstanding and entitled to vote at the meeting. Each holder of Class A common stock and Class C common stock is entitled to one vote. Sprint Ventures, which is the only holder of Class B common stock, is entitled to a number of votes that is equal to the number of shares of Class A common stock for which the partnership units it holds in the Operating Partnership are exchangeable. As of the record date, the partnership units held by Sprint Ventures were exchangeable for 12,058,626 shares of Class A common stock, and Sprint Ventures is therefore entitled to 12,058,626 votes with respect to its share of Class B common stock. Each holder of preferred stock is entitled to one vote for each share of Class A common stock into which the share of preferred stock is convertible as of the record date. As of the record date, each share of preferred stock was convertible into 117.64706 shares of Class A common stock and therefore entitled to 117.64706 votes per share of preferred stock.

Quorum

A majority of the outstanding shares having voting power being present in person or represented by proxy constitutes a quorum for the meeting.

Required Vote; Voting Agreements; Stock Ownership of Virgin Mobile USA Directors and Executive Officers

To adopt the merger agreement, the holders of a majority of the combined voting power of the outstanding Virgin Mobile USA shares entitled to vote on the proposal, voting together as a single class, must vote in favor of adoption of the merger agreement. Because approval is based on the affirmative vote of a majority of the combined voting power of all shares outstanding, a Virgin Mobile USA stockholder’s failure to vote or an abstention will have the same effect as a vote against adoption of the merger agreement.

A proposal to adjourn the meeting to solicit additional proxies, if necessary or appropriate, will be decided by the affirmative vote of the holders of a majority of the combined voting power of all outstanding shares present in person or represented by proxy at the meeting and entitled to vote on the proposal in accordance with Virgin Mobile USA’s bylaws. Because approval of this matter is based on the affirmative vote of the holders of a majority of the combined voting power of all outstanding shares present in person or by proxy and entitled to vote, abstentions will have the same effect as a vote against this matter, but failures to be present to vote will have no effect.

Under voting agreements entered into with Sprint Nextel, each of the Virgin Group and SK Telecom agreed that at the meeting it will vote a number of its Virgin Mobile USA shares (in the case of the Virgin Group, the number constituting not less than 14,362,279 shares, or approximately [ • ]% of the total voting power of Virgin Mobile USA as of the record date, and in the case of SK Telecom, the number constituting not less than 7,735,790 shares, or approximately [ • ]% of the total voting power of Virgin Mobile USA as of the record date) that are entitled to vote, in each case:

•	in favor of the adoption of the merger agreement, approval of the merger or any other action of the stockholders of Virgin Mobile USA reasonably requested by Sprint Nextel in furtherance thereof;

•	against any action or agreement that is in opposition to, or competitive to or inconsistent with, the merger or that would result in a breach of any covenant, representation or warranty of the Virgin Group or SK Telecom contained in its respective voting agreement;

•	against any other acquisition proposal; and

•	against any other action, agreement or transaction that would otherwise materially interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the merger or the other transactions contemplated by the merger agreement or each respective voting agreement or the performance by the Virgin Group or SK Telecom of its obligations under its respective voting agreement.

As of the close of business on the record date:

•	Sprint Nextel and its direct or indirect wholly-owned subsidiaries had the right to vote one share of Class B common stock entitled to 12,058,626 votes (and no shares of Class A common stock, Class C common stock or preferred stock), or [ • ]% of the combined voting power of the outstanding shares of Virgin Mobile USA entitled to be voted at the meeting;

•	the Virgin Group had the right to vote 22,901,389 shares of Class A common stock, 115,062 shares of Class C common stock and [ • ] shares of preferred stock (and no shares of Class B common stock), or [ • ]% of the combined voting power of the outstanding shares of Virgin Mobile USA entitled to be voted at the meeting;

•	SK Telecom had the right to vote 11,192,741 shares of Class A common stock and [ • ] shares of preferred stock (and no shares of Class B common stock or Class C common stock), or [ • ]% of the combined voting power of the outstanding shares of Virgin Mobile USA entitled to be voted at the meeting; and

•	directors and executive officers of Virgin Mobile USA and their affiliates had the right to vote [ • ] shares of Class A common stock (and no shares of Class B common stock, Class C common stock or preferred stock), or [ • ]% of the combined voting power of the outstanding shares of Virgin Mobile USA entitled to be voted at the meeting.

Abstentions

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. For the proposal to adopt the merger agreement, abstentions have the same effect as a vote against adoption of the merger agreement. For a proposal to adjourn the meeting to solicit additional proxies, if necessary or appropriate, abstentions are treated as present and entitled to vote at the meeting and therefore have the same effect as a vote against these proposals.

Voting of Proxies by Holders of Record

If you hold shares in your own name you may submit a proxy for your shares by using the toll-free number or the Internet web site if your proxy card includes instructions for using these quick, cost-effective and easy methods for submitting proxies. You also may submit a proxy in writing by simply filling out, signing and dating your proxy card and mailing it in the prepaid envelope included with these proxy materials. If you submit a proxy by telephone or the Internet web site, please do not return your proxy card by mail. You will need to follow the instructions when you submit a proxy using any of these methods to make sure your shares will be voted at the meeting. You also may vote by submitting a ballot in person if you attend the meeting. However, we encourage you to submit a proxy by mail by completing your proxy card, by telephone or via the Internet even if you plan to attend the meeting. If you hold shares through a broker or other nominee, you may instruct your broker or other nominee to vote your shares by following the instructions that the broker or nominee provides to you with these materials. Most brokers offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone and via the Internet. If you hold shares through a broker or other nominee and wish to vote your shares at the meeting, you must obtain a legal proxy from your broker or nominee and present it to the inspector of election with your ballot when you vote at the meeting.

Your vote is important. Accordingly, please submit your proxy by telephone, through the Internet or by mail, whether or not you plan to attend the meeting in person. Proxies must be received by 11:59 p.m., local time, on [ • ], 2009.

Shares Held in Street Name

If your shares are held in an account at a broker, you must instruct the broker on how to vote your shares. If you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. This is called a broker non-vote. In these cases, the broker can register your shares as being present at the meeting for purposes of determining the presence of a quorum, but will not be able to vote on those matters for which specific authorization is required. Under the current rules of the NYSE, brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement. A broker non-vote will have the same effect as a vote against adoption of the merger agreement.

Revocability of Proxies

You may revoke your proxy and change your vote at any time before the meeting. If you are a stockholder of record, you can revoke your proxy before it is exercised by written notice to the Corporate Secretary of Virgin Mobile USA, by timely delivery of a valid, later-dated proxy card or a later-dated proxy submitted by telephone or via the Internet, or by voting by ballot in person if you attend the meeting. Simply attending the meeting will not revoke your proxy. If you hold shares through a broker or other nominee, you may submit new voting instructions by contacting your broker or other nominee.

Solicitation of Proxies

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Virgin Mobile USA board of directors to be voted at Virgin Mobile USA’s special meeting of stockholders to be held on [ • ], 2009 at [ • ] a.m., local time, at [ • ]. Stockholders will be admitted to the meeting beginning at [ • ] a.m., local time.

This proxy statement/prospectus and the proxy card are first being sent to Virgin Mobile USA stockholders on or about [ • ], 2009.

Virgin Mobile USA has engaged Innisfree to assist in the solicitation of proxies for the meeting and Virgin Mobile USA estimates that it will pay Innisfree a fee of approximately $20,000. Virgin Mobile USA has also agreed to reimburse Innisfree for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify Innisfree against certain losses, costs and expenses. In addition, our officers and employees may request the return of proxies by telephone or in person, but no additional compensation will be paid to them.

THE MERGER

The following is a discussion of the proposed merger and the merger agreement. This is a summary only and may not contain all of the information that is important to you. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference herein. Virgin Mobile USA stockholders are urged to read this entire proxy statement/prospectus, including the merger agreement, for a more complete understanding of the merger. See “The Merger Agreement.”

Structure of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, Merger Sub will be merged with and into Virgin Mobile USA, with Virgin Mobile USA surviving the merger and becoming a wholly-owned subsidiary of Sprint Nextel. At the effective time of the merger:

•	all stockholders of Virgin Mobile USA, excluding the Virgin Group, SK Telecom and Sprint Nextel, will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of Class A common stock that they own, and cash in lieu of fractional shares, based on the exchange ratio described below;

•	the Virgin Group will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of Class A common stock and Class C common stock that it owns, and cash in lieu of fractional shares, based on the exchange ratio multiplied by 93.09%;

•	SK Telecom will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of Class A common stock that it owns, and cash in lieu of fractional shares, based on the exchange ratio multiplied by 89.84%;

•	the Virgin Group and SK Telecom will be entitled to receive a number of shares of Sprint Nextel common stock for each outstanding share of preferred stock that they own, and cash in lieu of fractional shares, equal to the number of shares of Class A common stock into which each share of preferred stock is convertible, multiplied by (1) in the case of the Virgin Group, the exchange ratio multiplied by 93.09%, and (2) in the case of SK Telecom, the exchange ratio multiplied by 89.84%;

•	the Virgin Group and SK Telecom will be entitled to receive consideration in connection with certain contractual obligations of Virgin Mobile USA, which consideration will be payable in cash or Sprint Nextel common stock, at Sprint Nextel’s election, as described in “— Voting Agreements and Other Transaction Agreements;” and

•	all shares of Class B common stock and shares held in the treasury of Virgin Mobile USA will be canceled at the effective time of the merger, without any consideration paid to the holders of these shares.

The exchange ratio will be equal to the number determined by dividing $5.50 by the average of the closing prices of Sprint Nextel common stock on the NYSE for the 10 trading days ending on the second trading day immediately preceding the effective time of the merger. However, in no event will the exchange ratio be less than 1.0630 or greater than 1.3668. See “The Merger Agreement — Merger Consideration” beginning on page 82 for a discussion of the exchange ratio and the consideration to be received by Virgin Mobile USA stockholders in connection with the merger.

If the number of shares of Sprint Nextel common stock changes before the merger is completed because of a reclassification, recapitalization, stock split, combination, exchange or readjustment of shares, or any dividend thereon with a record date within this period, the exchange ratio will be adjusted so that the holders of Virgin Mobile USA common stock will be provided with the same economic effect, as contemplated by the merger agreement.

Background of the Merger

Virgin Mobile USA was formed as a joint venture between the Virgin Group and Sprint Nextel in 2001. Virgin Mobile USA launched services in July 2002 and uses the nationwide Sprint PCS network under a services agreement with Sprint Nextel, which we refer to as the PCS services agreement.

Virgin Mobile USA completed the IPO and a related reorganization in October 2007, and it has since conducted its business affairs through the Operating Partnership. As a result of the reorganization, Sprint Nextel became a limited partner in the Operating Partnership. Since the IPO, Sprint Nextel has held its ownership interest in Virgin Mobile USA through its limited partnership interest in the Operating Partnership and its ownership of one share of Class B common stock. In addition, Sprint Nextel has had representation on the Virgin Mobile USA board of directors at all times since the IPO. As of July 31, 2009, Sprint Nextel owned an approximately 15.2% limited partnership interest in the Operating Partnership and had one representative on the Virgin Mobile USA board of directors. The Sprint Nextel representative on the Virgin Mobile USA board of directors did not participate in any discussion relating to the merger and did not attend any special meetings of the board of directors or any portion of the regular meetings of the board of directors in which the proposed acquisition by Sprint Nextel or a potential transaction with any other party was discussed.

In keeping with its obligations to the company’s stockholders, the Virgin Mobile USA board of directors has, together with its senior management, regularly reviewed strategic opportunities and business development strategies, including potential alliances, synergies, opportunities for organic growth and acquisitions as they arose or were proposed to the company from time to time in the ordinary course of business. In addition, Sprint Nextel has continually reviewed its entire spectrum of strategic opportunities in connection with its investment in Virgin Mobile USA and its ongoing wireless network wholesale relationship with Virgin Mobile USA. To this end, since Virgin Mobile USA’s inception, with the authorization of its board of directors, executives from Virgin Mobile USA have from time to time informally discussed various possibilities relating to the two companies with executives from Sprint Nextel.

On November 4, 2008, Keith O. Cowan, Sprint Nextel’s President of Strategic Planning and Corporate Initiatives and presently the Acting President of CDMA, first discussed a possible new strategic transaction involving Virgin Mobile USA with Sprint Nextel’s board of directors during a presentation regarding a wide range of potential investment opportunities for Sprint Nextel.

On November 20, 2008, Mr. Cowan called Daniel H. Schulman, Virgin Mobile USA’s Chief Executive Officer, to follow up on prior discussions between Mr. Schulman and representatives of Sprint Nextel regarding commercial relationships between the companies. During the course of this conversation, Mr. Cowan informed Mr. Schulman that Sprint Nextel might, at some point in the future, be interested in going beyond the then-current arrangements with Virgin Mobile USA and that it would like to discuss ways to establish a closer relationship between the two companies.

In response to the discussions with Sprint Nextel, on December 3, 2008, Virgin Mobile USA executives initiated discussions with representatives of Deutsche Bank relating to Virgin Mobile USA’s strategic alternatives.

On December 10, 2008, Mr. Cowan, Christopher Rogers, Sprint Nextel’s Senior Vice President of Corporate Development and Spectrum, and Matt Madden, Sprint Nextel’s then-Director of Corporate Development, met with Mr. Schulman and David Messenger, Virgin Mobile USA’s Chief Administration and Corporate Development Officer, at the offices of King & Spalding LLP, legal counsel to Sprint Nextel, in New York City. The discussions were focused on the respective parties’ high level views of valuation of Virgin Mobile USA in connection with a potential business combination between the two companies and touched on potential revenue and cost synergies that might stem from such a business combination.

On January 20, 2009, Messrs. Rogers, Madden and Brett Garr, Sprint Nextel’s Manager of Corporate Development, contacted Mr. Messenger by phone and discussed, in a general and exploratory manner, the concept that any potential price that Sprint Nextel would consider offering to acquire Virgin Mobile USA could only be based on a premium relative to the applicable trading price of Class A common stock (which was under $1.00 per share at the time) and that the consideration to be paid by Sprint Nextel would be shares of Sprint Nextel common stock. Virgin Mobile USA’s management notified the Virgin Mobile USA board of directors of these discussions with Sprint Nextel. After careful review and consideration of the exploratory discussions and in light of other options, the Virgin Mobile USA board of directors determined that Sprint Nextel’s indicative valuation did not constitute a bona fide offer and that the valuation approach was unacceptable because it did not reflect the intrinsic value of Virgin Mobile USA; accordingly, the Virgin Mobile USA board of directors advised executives of Virgin Mobile USA not to proceed on the basis of the implied per share price.

On January 23, 2009, Sprint Nextel held a meeting of its board of directors. Robert H. Brust, Sprint Nextel’s Chief Financial Officer, and Charles R. Wunsch, Sprint Nextel’s General Counsel and Corporate Secretary, were also present. Mr. Cowan presented an update on the exploratory discussions held with Virgin Mobile USA and Sprint Nextel’s initial view of valuation. No action was taken by Sprint Nextel’s board of directors with respect to the discussions with Virgin Mobile USA.

In response to a voicemail left by Daniel R. Hesse, Sprint Nextel’s Chief Executive Officer and President, on February 13, 2009, Mr. Schulman called Mr. Hesse on February 17, 2009 and discussed the merits of a potential business combination. Mr. Hesse stated that it could be worthwhile for Mr. Cowan to continue to talk to Mr. Schulman and explore possibilities between the two companies.

At a meeting of the Virgin Mobile USA board of directors held on February 25 and 26, 2009, representatives of Deutsche Bank discussed the state of the wireless industry and Virgin Mobile USA’s historical and projected enterprise valuation. Deutsche Bank also discussed a number of strategic alternatives with the board of directors, including the business plan then in effect and potential strategic transactions.

On February 27, 2009, Mr. Cowan called Mr. Schulman and revisited those topics previously discussed by Messrs. Hesse and Schulman. Mr. Schulman indicated that Virgin Mobile USA was not prepared to engage in discussions as its board of directors was in the process of evaluating strategic options for the company but suggested another call in one month to continue discussions.

On March 18, 2009, at a special meeting of the Virgin Mobile USA board of directors, representatives of Deutsche Bank discussed strategic alternatives for Virgin Mobile USA, with specific reference to a potential acquisition of Virgin Mobile USA by Sprint Nextel. Deutsche Bank also discussed a timeline for approaching Company X regarding a potential transaction. Deutsche Bank noted that among all potential acquirers in the market Company X would be the company most interested in acquiring Virgin Mobile USA other than Sprint Nextel, based on its perceived financial strength, similar business model and past management dialogue with Virgin Mobile USA. Deutsche Bank also noted that the inclusion of other parties in the process was likely to increase the transaction execution and business risk for Virgin Mobile USA without a commensurate enhancement to the value of a potential acquisition. At the same meeting, the Virgin Mobile USA board of directors approved the engagement of Deutsche Bank to serve as its financial advisor, subject to the successful negotiation of terms in an engagement letter.

On March 26, 2009, Mr. Cowan called Mr. Schulman to express Sprint Nextel’s interest in continuing a discussion of an acquisition of Virgin Mobile USA. Mr. Schulman told Mr. Cowan that the Virgin Mobile USA board of directors was considering Sprint Nextel’s expression of interest and was reviewing its options, including other strategic alternatives. Mr. Schulman indicated that he would respond to Mr. Cowan when the board of directors had finished its evaluation.

On April 1, 2009, at a special meeting of the Virgin Mobile USA board of directors, representatives of Deutsche Bank discussed the company’s strategic alternatives, specifically addressing the benefits of a transaction between Virgin Mobile USA and Sprint Nextel related to their existing relationship. Deutsche Bank also reviewed with the board a draft presentation intended for Sprint Nextel, including an update of Virgin Mobile USA’s recent results, financial projections and transaction considerations. At the same meeting, the board of directors authorized Virgin Mobile USA’s management to respond to the inquiry from Sprint Nextel and to have Deutsche Bank contact Company X’s executive officers.

On April 3, 2009, representatives from Deutsche Bank contacted the chief financial officer of Company X to assess Company X’s interest in a strategic transaction involving Virgin Mobile USA.

On April 7, 2009, Mr. Schulman called Mr. Hesse and requested a meeting at Sprint Nextel’s headquarters in Overland Park, Kansas on April 15, 2009. Mr. Hesse agreed to the meeting.

On April 15, 2009, Mr. Schulman and Jean Manas, who was then the Vice Chairman of Deutsche Bank’s Mergers & Acquisitions group, met with Messrs. Hesse and Cowan at Sprint Nextel’s headquarters in Overland Park, Kansas, and presented a proposal that Sprint Nextel acquire Virgin Mobile USA in an all stock transaction at an exchange ratio of 1.193 shares of Sprint Nextel common stock for each share of Virgin Mobile USA common stock. Based on the Sprint Nextel common stock price of $4.19 per share at that time, this proposal valued each share of Virgin Mobile USA common stock at $5.00. Mr. Hesse indicated that he would provide a general indication of interest following Sprint Nextel’s next board meeting, scheduled for mid-May. That evening, Mr. Schulman had dinner with Mr. Hesse at Mr. Hesse’s home.

On April 17, 2009, at a special meeting of the Virgin Mobile USA board of directors, Mr. Schulman and Deutsche Bank discussed the meeting with Sprint Nextel on April 15, 2009, and Mr. Schulman noted that Company X had responded to Deutsche Bank’s inquiry on Virgin Mobile USA’s behalf with an expression of interest. The board agreed that management would continue conversations with Sprint Nextel while simultaneously continuing to explore Company X’s interest. Mr. Schulman committed to provide a non-disclosure agreement to Company X and to schedule a meeting with Company X’s representatives when possible.

On the same day, Messrs. Cowan and Rogers had a conference call with representatives of Wells Fargo Securities (formerly Wachovia Securities), which we refer to as Wells Fargo, to engage Wells Fargo to initiate financial analyses in support of a potential transaction with Virgin Mobile USA.

On April 27, 2009, Deutsche Bank contacted the chief financial officer of Company X on behalf of Virgin Mobile USA to relay further process-related details and to discuss terms and the timing of a meeting between representatives of Virgin Mobile USA and Company X.

On April 28, 2009, Mr. Hesse called Mr. Schulman and the two discussed possible joint marketing strategies following a merger between Sprint Nextel and Virgin Mobile USA.

On May 1, 2009, at a meeting of the Virgin Mobile USA board of directors, Mr. Schulman briefed the board on the status of the separate discussions with Sprint Nextel and Company X. Mr. Schulman reported that Sprint Nextel had retained Wells Fargo as a financial advisor to represent it in the potential transaction, noting that Wells Fargo had provided a due diligence request list to Virgin Mobile USA. Mr. Schulman further reported that a meeting among Virgin Mobile USA, Deutsche Bank, Sprint Nextel and Wells Fargo had been scheduled for May 4 and 6, 2009 to discuss potential synergies resulting from a business combination between Sprint Nextel and Virgin Mobile USA. Mr. Schulman also reported that Company X had to reschedule its meeting with Virgin Mobile USA, but that Company X understood that Virgin Mobile USA was in discussions with another potential acquirer and had agreed to provide a prompt response following the initial meeting.

On May 4, 2009, Mr. Messenger, John Feehan, Virgin Mobile USA’s Chief Financial Officer, and Peter Lurie, Virgin Mobile USA’s General Counsel and Corporate Secretary, along with representatives of Deutsche Bank, representatives from Sprint Nextel and representatives from Wells Fargo, held a management meeting at the offices of Deutsche Bank in New York. During this presentation, preliminary due diligence material, including management’s financial projections, relating to Virgin Mobile USA was provided to Sprint Nextel and discussed in detail.

On May 6, 2009, Messrs. Messenger and Feehan and representatives of Deutsche Bank engaged in general discussions with Rodger Smith, Sprint Nextel’s Director of Corporate Development, Tom Lee, Sprint Nextel’s Director of Corporate Development, Eric Lew, Sprint Nextel’s Corporate Development Manager, Cary Baker, Sprint Nextel’s Director of Financial Operations for Boost, and representatives of Wells Fargo regarding estimates of cost synergies that could be realized in a business combination. Mr. Schulman had another call with Mr. Hesse on the same day regarding high level discussions on the potential organizational structure envisioned in connection with a potential transaction.

On May 11, 2009, the finance committee of Sprint Nextel’s board of directors held a meeting at the company’s headquarters in Overland Park, Kansas. Messrs. Hesse, Brust, Cowan, Gregory Block, Sprint Nextel’s Vice President and Treasurer, and Timothy O’Grady, Sprint Nextel’s Vice President of Securities and Governance, were also present. At the meeting, Mr. Cowan gave a presentation on the current status of the potential acquisition. The finance committee authorized Sprint Nextel’s management to continue with discussions of a potential transaction with Virgin Mobile USA.

On May 12, 2009, Sprint Nextel held a meeting of its board of directors. At this meeting, Robert R. Bennett, a member of Sprint Nextel’s board of directors and its finance committee, summarized the finance committee’s discussions regarding various matters, including the status of the potential transaction with Virgin Mobile USA.

On May 14, 2009, Mr. Cowan called Mr. Schulman to discuss a potential non-binding bid.

On May 16, 2009, Company X executed a non-disclosure agreement with Virgin Mobile USA.

On May 18, 2009, Sprint Nextel submitted a non-binding proposal to acquire Virgin Mobile USA in which Sprint Nextel would acquire Virgin Mobile USA in a stock-for-stock transaction. Sprint Nextel’s proposal provided for a valuation of Class A common stock at $5.00 per share based on an exchange ratio derived from the average share price of Sprint Nextel common stock for 10 days prior to the signing of the merger agreement. At the time of the offer, the exchange ratio was 0.959 based on the price of $5.22 per share of Sprint Nextel common stock. The closing price of Class A common stock on that day was $4.00 per share. The proposal provided for repayment of Virgin Mobile USA’s senior debt at closing at par and for repayments in cash or, at Sprint Nextel’s election, Sprint Nextel common stock (1) to the Virgin Group and SK Telecom, in satisfaction of loans extended to Virgin Mobile USA by the Virgin Group and SK Telecom pursuant to Virgin Mobile USA’s subordinated credit agreement (valued at an aggregate of approximately $80 million outstanding as of March 31, 2009), and (2) to the Virgin Group in an aggregate amount of $40 million pursuant to proposed amendments to Virgin Mobile USA’s existing tax receivable agreement and trademark license agreement with the Virgin Group, which represented a substantial discount to the amounts payable to the Virgin Group under the existing tax receivable and trademark license agreements.

On May 19, 2009, Messrs. Schulman, Feehan, Lurie and Messenger met with the chief financial officer of Company X in New York City. Preliminary due diligence material, including management’s financial projections, relating to Virgin Mobile USA was provided to Company X and discussed in detail during the meeting.

On May 20, 2009, at a regularly scheduled meeting of the Virgin Mobile USA board of directors, representatives of Deutsche Bank discussed the terms of Sprint Nextel’s non-binding proposal of May 18, 2009, noting, among other matters, the exchange ratio that the non-binding proposal represented. A discussion ensued about an appropriate counteroffer. Deutsche Bank also summarized a meeting with the chief financial officer of Company X, stating that it produced a productive and dynamic dialogue. Alan M. Klein, a partner of Simpson Thacher & Bartlett LLP, legal counsel to Virgin Mobile USA, joined the meeting and advised the board of directors of its fiduciary duties. The Virgin Mobile USA board of directors then authorized the formation of the Transaction Committee to consist solely of the company’s independent directors, L. Kevin Cox, Thomas O. Ryder, chairman of the board of directors, and Kenneth T. Stevens. The Transaction Committee would be responsible for reviewing strategic alternatives and establishing a process by which Virgin Mobile USA would solicit indications of interest from potential bidders and engage in discussions regarding a potential transaction. After the formation of the Transaction Committee, Deutsche Bank’s engagement as financial advisor to Virgin Mobile USA was transferred from the full board of directors to the Transaction Committee.

The Transaction Committee of the Virgin Mobile USA board of directors held its first meeting on May 22, 2009, attended by Messrs. Schulman, Feehan, Lurie and Messenger, during which Deutsche Bank reviewed strategic alternatives, including the pursuit of the company’s current business plan as a stand-alone entity, implementing a revised business plan that increased earnings at the expense of growth, and the sale of the company to one of the two interested parties, Sprint Nextel and Company X. Deutsche Bank also reviewed the April 15, 2009 discussions among Messrs. Schulman, Hesse, Cowan and Deutsche Bank and the terms of the non-binding offer made by Sprint Nextel on May 18, 2009. The committee proceeded to discuss the various options facing Virgin Mobile USA and authorized Messrs. Schulman and Messenger to present a counteroffer to Sprint Nextel.

Between May 23, 2009 and June 3, 2009, Mr. Schulman engaged in multiple, parallel conversations with Messrs. Hesse and Cowan and the chief financial officer of Company X.

On May 26, 2009, Mr. Messenger provided a counteroffer to Messrs. Cowan and Rogers, reflecting an implied equity value of $6.37 per share based on the initial exchange ratio of 1.193 used in Virgin Mobile USA’s proposal on April 15, 2009 and adjusted for the movements in share price since that date. The terms of Virgin Mobile USA’s counterproposal also included revised terms to the tax receivable and trademark license agreements with the Virgin Group approved in advance by the Virgin Group.

On May 27, 2009, the chief executive officer of Company X called Mr. Schulman and stated that his company would imminently provide a letter containing an “expression of interest.” On the same day, Wells Fargo called Deutsche Bank and, acting on behalf of Sprint Nextel, rejected Virgin Mobile USA’s counteroffer. On or about May 31, 2009, Mr. Schulman called Mr. Hesse to discuss Virgin Mobile USA’s counteroffer.

On June 1, 2009, Company X submitted a letter of interest to Virgin Mobile USA, offering a preliminary proposal to acquire the company based on an offer price of 4.75x to 5.25x of Virgin Mobile USA’s adjusted 2009 EBITDA, an implied price of $4.27 to $5.00 per share of Class A common stock based on Virgin Mobile USA’s financial data as of March 31, 2009, to be paid in cash. Company X also proposed to repay all outstanding loans to Virgin Mobile USA by its stockholders.

On June 3, 2009, at a meeting of the Transaction Committee, also attended by Messrs. Schulman and Lurie, who attended all subsequent meetings of the Transaction Committee (Messrs. Schulman and Lurie did not participate in any portion of the meetings of the Transaction Committee in which proposed terms of their continued employment and compensation by Sprint Nextel were discussed), Mr. Schulman compared the terms of the two competing bids to acquire Virgin Mobile USA. Mr. Schulman also detailed his conversations since May 22, 2009 with Mr. Hesse and, separately, the chief financial officer of Company X. The Transaction Committee also approved the terms of the engagement letters with respect to the engagement of Deutsche Bank and Colonnade Securities LLC, an advisory firm Jean Manas joined as an independent contractor on such date before starting his own advisory firm, Foros Advisors LLC, as Virgin Mobile USA’s financial advisors in connection with the potential contemplated transaction and authorized Virgin Mobile USA to enter into such engagements.

On June 4, 2009, Mr. Schulman called Mr. Cowan to discuss the gap in valuation between Sprint Nextel’s outstanding proposal and Virgin Mobile USA’s counteroffer. Mr. Schulman explained that the $6.37 per share of Class A common stock counteroffer was based on the initial exchange ratio used in Virgin Mobile USA’s April 15, 2009 proposal and the benefits that the potential transaction had for both companies. Mr. Cowan restated Sprint Nextel’s position that $5.00 per share was a fair and appropriate price for the proposed transaction.

From June 4, 2009 to June 15, 2009, Deutsche Bank and Company X’s financial advisor continued to have discussions with respect to finalizing preparations for the due diligence session between Company X and Virgin Mobile USA and their respective financial and legal advisors.

On June 15 and 16, 2009, Messrs. Schulman, Feehan, Lurie and Messenger participated in due diligence meetings with Company X, along with Virgin Mobile USA’s financial advisors, Simpson Thacher & Bartlett LLP, and financial and legal advisors to Company X.

On June 18, 2009, Mr. Hesse contacted Mr. Schulman to reiterate Sprint Nextel’s interest in an acquisition of Virgin Mobile USA and to highlight possible flexibility with respect to Sprint Nextel’s proposed amendments to the tax receivable agreement between Virgin Mobile USA and the Virgin Group. Mr. Hesse also reaffirmed the $5.00 per share valuation and stated that Sprint Nextel would consider a share price protection mechanism consisting of floating exchange ratios within a fixed range.

On June 19, 2009, Company X submitted a revised written offer based on its due diligence meetings with Virgin Mobile USA, in which it proposed to pay cash for all outstanding shares of Virgin Mobile USA at a more defined valuation based on a price of $4.75 per share of Class A common stock, representing the upper end of the range it had offered on June 1, 2009. Company X indicated that it would repay the Virgin Group and SK Telecom in full for all amounts outstanding under the subordinated credit agreement, at par. The valuation offered was subject to there being in place arrangements with Sprint Nextel and the Virgin Group relating to each of the tax receivable agreements between Virgin Mobile USA and each of the Virgin Group and Sprint Nextel, each of the trademark license agreements between Virgin Mobile USA and each of the Virgin Group and Sprint Nextel, and the PCS services agreement between Virgin Mobile USA and Sprint Nextel.

On the same day, at a meeting of the Transaction Committee, also attended by Messrs. Feehan, Lurie, Messenger and Klein and Virgin Mobile USA’s financial advisors, Mr. Schulman compared the terms of the Sprint Nextel and Company X offers and recounted his June 18, 2009 telephone conversation with Mr. Hesse, noting that he was scheduled to attend an industry event held by Sprint Nextel the following day and would meet Mr. Hesse then. Representatives of Deutsche Bank reviewed both offers and also noted that each offer reflected the upper end of the range of estimated equity values per share of Virgin Mobile USA based on several valuation methodologies including but not limited to discounted cash flow, historical trading range and relative multiples. Mr. Manas stated that Virgin Mobile USA’s financial advisors would contact Company X the following week, urging it to submit a revised proposal. Mr. Klein discussed various fiduciary obligations of the committee. The Transaction Committee authorized Virgin Mobile USA management to continue negotiations with Sprint Nextel and Company X.

On June 20, 2009, Messrs. Schulman and Hesse met and discussed prospective valuations of Virgin Mobile USA and possible ways to reconcile the differences in the parties’ respective offers.

On June 23, 2009, Mr. Schulman contacted the chief financial officer of Company X and relayed that Company X’s offer was less favorable in several key respects than an offer received from another party. Mr. Schulman urged Company X to reconsider its offer and strengthen its proposal. On the same day, Mr. Manas also contacted Company X’s financial advisor on behalf of Virgin Mobile USA, as had been decided on June 19, 2009, and urged the same, requesting a response by June 26, 2009. Company X’s financial advisor stated that Company X would consider revising certain terms regarding contractual arrangements with Virgin Mobile USA’s strategic stockholders, but was unlikely to increase its valuation of the company.

On June 24, 2009, representatives of Sprint Nextel and Wells Fargo met with Mr. Schulman and Robert Samuelson, one of the three representatives designated by the Virgin Group on the Virgin Mobile USA board of directors, at the residence of Mr. Rogers in Prouts Neck, Maine to discuss proposed amendments to the tax receivable and trademark license agreements between Virgin Mobile USA and the Virgin Group. Mr. Samuelson indicated that the Virgin Group would be willing to accept an amount that was less than it would otherwise be entitled to receive under the terms and in satisfaction of those agreements in connection with a change of control of Virgin Mobile USA, regardless of whether or not Virgin Mobile USA engaged in a transaction with Sprint Nextel. At the same meeting, Messrs. Schulman and Cowan discussed the merger consideration, and Mr. Cowan indicated the willingness of Sprint Nextel to increase the price per share to approximately $5.12 in exchange for the Virgin Group agreeing to a reduction of $11 million in the aggregate amount that it would receive under the tax receivable termination and amended trademark license agreements to offset all of the cost to Sprint Nextel resulting from the increased offer of $5.12 per share.

On the same day, Mr. Hesse indicated to Mr. Schulman that Sprint Nextel’s finance committee was to meet on June 29, 2009 to review the proposed terms for a potential transaction with Virgin Mobile USA.

On June 26, 2009, the Transaction Committee met and received an update from Mr. Schulman. The Transaction Committee directed Mr. Schulman to propose to Sprint Nextel a fixed price per share of Class A common stock to be based on the average share price during a prescribed period prior to closing, and, if Sprint Nextel rejected this approach, to attempt to negotiate an exchange ratio determined as of the date of the signing of a definitive agreement, subject to a collar mechanism that would adjust the exchange ratio within an acceptable range of the share price of Sprint Nextel’s common stock. The Transaction Committee also directed Mr. Schulman to seek a more favorable offer from Company X. The Transaction Committee authorized Virgin Mobile USA’s management to proceed with negotiating key agreements for, and preparing for a more in-depth due diligence process with, each of Sprint Nextel and Company X, as appropriate. Mr. Klein noted that both prospective acquirers had stated that they required employment agreements with selected executives of Virgin Mobile USA as a condition of any transaction. Virgin Mobile USA’s position to date had been that such employment agreements should only be discussed following the signing of any definitive sale and purchase or merger agreement. The Transaction Committee directed management not to discuss employment terms or negotiate employment agreements with any counterparty until the Transaction Committee had been satisfied that the key terms of a potential transaction had been sufficiently agreed upon with a potential acquirer and explicitly permitted such discussions to ensue.

On June 29, 2009, Sprint Nextel’s finance committee met via conference call to review the current status of the potential transaction. Messrs. Hesse, Brust, Cowan and Wunsch also participated.

On July 1, 2009, a draft merger agreement was provided by Virgin Mobile USA to Sprint Nextel and King & Spalding LLP. On the same day, a virtual data room, consisting of relevant diligence materials prepared by Virgin Mobile USA, was opened for Sprint Nextel and King & Spalding LLP to begin due diligence.

On July 1, 2009, representatives of Company X’s financial advisor contacted representatives of Deutsche Bank to inquire about process updates.

During the week of July 3, 2009, Virgin Mobile USA management had discussions with Sprint Nextel executives, in the course of which Sprint Nextel representatives and its legal and financial advisors continued to conduct appropriate due diligence.

During the same week, Mr. Schulman had a series of discussions with the chief financial officer of Company X while Deutsche Bank had a separate series of discussions with Company X’s financial advisor. Both sets of discussions were focused on the process necessary for Company X to submit a competitive offer for a potential transaction and to complete its due diligence. Mr. Schulman spoke with the chief executive officer of Company X on July 6 and July 7, 2009 to discuss details regarding Company X’s offer, during the course of which Mr. Schulman noted that certain key terms were missing from Company X’s offer, including proposed amendments to key agreements with Virgin Mobile USA’s strategic stockholders, such as the PCS services agreement, the tax receivable agreements and the trademark license agreements.

On July 8, 2009, Sprint Nextel conducted a second due diligence call with Virgin Mobile USA management. Mr. Schulman and Mr. Hesse had a separate call to discuss the post-closing organizational structure and plans for the business. Following these conversations, Sprint Nextel provided due diligence material to Virgin Mobile USA and its financial advisors.

On July 9, 2009, Virgin Mobile USA and Simpson Thacher & Bartlett LLP received proposed changes to the draft merger agreement from King & Spalding LLP. The revised draft, among other things, added as conditions to closing that certain Virgin Mobile USA employees enter into employment agreements with Sprint Nextel, deleted Virgin Mobile USA’s right to terminate the merger agreement upon receipt of a superior proposal and included a substantially higher termination fee payable to Sprint Nextel upon a termination of the merger agreement in connection with an alternative acquisition proposal.

On July 10, 2009, Company X submitted a revised proposal to Virgin Mobile USA that increased the cash consideration to be paid to $5.00 per share but did not propose terms or amendments to any key agreements with Virgin Mobile USA’s strategic stockholders.

On the same day, at a meeting of the Transaction Committee, Mr. Schulman reviewed recent developments with Sprint Nextel and Company X. Representatives of Deutsche Bank noted that while Company X had increased the value of its offer, Company X had not, despite several requests, specified its assumptions and proposed amendments, if any, to the PCS services agreement, the trademark license agreements and the tax receivable agreements. Mr. Klein discussed the timing of negotiations regarding the employment agreements and the Transaction Committee agreed that no such discussions should occur until the parties had resolved all key terms of the merger agreement.

On July 11, 2009, Virgin Mobile USA’s financial advisors informed Company X’s financial advisor of the Transaction Committee’s request that Company X clarify and enhance certain aspects of its proposal in order to be competitive with other alternatives being evaluated by Virgin Mobile USA and to provide a response by July 14, 2009.

On July 13, 2009, Simpson Thacher & Bartlett LLP provided a revised draft of the merger agreement to King & Spalding LLP, reverting to Virgin Mobile USA’s original position with respect to the condition to closing relating to the employment agreements and proposing a two-tiered termination fee, whereby Virgin Mobile USA would only be required to reimburse Sprint Nextel for expenses incurred in the event that the merger agreement were terminated within the first 30 days, which would help preserve Virgin Mobile USA’s ability to receive and consider alternative acquisition proposals following the announcement of the transaction, and thereafter the fee would increase to a small percentage of Virgin Mobile USA’s total equity value.

On July 14, 2009, Company X submitted a revised proposal to Virgin Mobile USA with an offer price of $5.00 per share based on its valuation of Virgin Mobile USA’s total enterprise value using net debt as of March 31, 2009. Company X indicated that, to the extent Virgin Mobile USA’s net debt was lower, the value per share should be correspondingly higher. Based on the net debt level as of June 30, 2009, the implied offer was $5.23 per share. The offer did not provide any of the previously requested clarifications as to Company X’s intentions regarding the tax receivable agreements, the trademark license agreements and the PCS services agreement.

On July 14, 2009, at a meeting of the Transaction Committee, Mr. Schulman presented the revised offer from Company X. Mr. Klein noted that it would be necessary to consider whether the strategic stockholders were likely to exercise their consent rights under Virgin Mobile USA’s bylaws and stockholders’ agreement. The Transaction Committee decided that Virgin Mobile USA should approach two of its strategic stockholders, the Virgin Group and SK Telecom, to discuss revised terms for a transaction that would increase the consideration to Virgin Mobile USA’s public stockholders and the likelihood that each would consent to a transaction with Company X.

On July 14, 2009, King & Spalding LLP provided a revised draft of the merger agreement to Simpson Thacher & Bartlett LLP, which required Virgin Mobile USA to pay a higher termination fee than Virgin Mobile USA had previously proposed (both with respect to the first thirty days following the signing of the merger agreement and for the period thereafter). The draft also revised the closing condition to require only Mr. Schulman to enter into a new employment agreement, which agreement would need to be effective at the closing without Mr. Schulman having rescinded it or advised Sprint Nextel that he is unwilling to continue his employment with Sprint Nextel following the closing. Mr. Cowan also provided Mr. Schulman with a lengthy list of open issues in connection with the amended trademark license agreement with the Virgin Group, including the scope of the license, the Virgin Group’s ability to use the licensed trademarks, requirements for business practices, whether or not there should be a proposed cap on the number of customers beyond which an additional license fee would be payable, provisions related to an adverse change of control and assignment, and whether the license should include a gross-up payable to the Virgin Group in respect of its license fees.

On July 15, 2009, Virgin Mobile USA’s financial advisors reiterated to Company X’s financial advisor the Transaction Committee’s request that Company X provide greater specificity and clarity with respect to its valuation methodology in terms of offer price, key terms of the proposal concerning the tax receivable agreements, the trademark license agreements and the PCS services agreement, and the confirmatory due diligence needed to enter into, and the time needed to sign, a definitive agreement. Deutsche Bank requested that Company X respond by July 17, 2009.

On July 16, 2009, Mr. Schulman conversed by phone with Mr. Ryder and Gordon McCallum, one of the three representatives designated by the Virgin Group on the Virgin Mobile USA board of directors, regarding the desire for the unaffiliated public stockholders to receive a higher price for their Class A common stock in a potential transaction.

On July 17, 2009, at a special meeting of the Virgin Mobile USA board of directors, Mr. Schulman discussed the progress of the negotiations with Sprint Nextel and Company X. Mr. Schulman noted that negotiations and due diligence with Sprint Nextel had advanced, with a limited number of remaining issues on the necessary transaction documents, though key terms for the amended trademark license agreement remained unresolved and negotiations would continue. Mr. Schulman also noted that Virgin Mobile USA’s management would not engage in discussions regarding the employment agreements until the parties had resolved all other material issues in the transaction agreements. Mr. Schulman proceeded to note that although Company X had completed its initial due diligence, its offer was predicated upon confirmatory work and the negotiation of revised terms for the trademark license agreements, the tax receivable agreements and the PCS services agreement with Virgin Mobile USA’s strategic stockholders, though Company X had not, despite repeated requests, proposed terms to amend these agreements. Mr. Schulman advised the board that there was considerably less certainty of completing the transaction with Company X.

Mr. Schulman described discussions that he held separately with Messrs. Hesse and Cowan, in which both Messrs. Hesse and Cowan specifically stated that Sprint Nextel holds a contractual consent right with respect to any sale of Virgin Mobile USA pursuant to Virgin Mobile USA’s bylaws and stockholders’ agreement, would have no obligation to consent to any other transaction, and would seriously consider whether or not to refrain from giving its consent to any transaction that would create or strengthen a competitor. Moreover, the sale of Virgin Mobile USA to a strategic competitor of Sprint Nextel would allow Sprint Nextel to significantly shorten the term of the PCS services agreement in accordance with the PCS services agreement. Based on the statements of Messrs. Hesse and Cowan, the Virgin Mobile USA board of directors concluded that Sprint Nextel would likely withhold its consent to the possible transaction with Company X. The board then discussed whether a counteroffer should be extended to Company X and determined that a counteroffer should not be extended to Company X because of the possibility that such a course of action could endanger the transaction with Sprint Nextel. Finally, the board provided the Transaction Committee with the authority to take all necessary actions in connection with a possible transaction.

Over the weekend of July 18 and July 19, 2009, Messrs. Cowan, Hesse and Schulman discussed a “bifurcated” pricing proposal whereby Sprint Nextel would offer $5.30 per share to the unaffiliated public stockholders of Virgin Mobile USA and $5.12 per share to the Virgin Group and SK Telecom provided that the Virgin Group and SK Telecom agreed to reduce in the aggregate amount of $7.1 million the amounts to be paid to them under the tax receivable termination agreement, the amended trademark license agreement and/or the payoff agreement to offset the cost to Sprint Nextel resulting from the increased $5.30 per share offer price.

On July 20, 2009, at a meeting of the Transaction Committee, Mr. Schulman provided an update regarding the limited number of open issues remaining in connection with the potential transaction with Sprint Nextel. Mr. Ryder reviewed discussions he had with the Virgin Group, noting that the Virgin Group had specifically stated that it had a contractual consent right under Virgin Mobile USA’s bylaws and stockholders’ agreement to an alternative transaction and that it would have to evaluate its consent right with respect to terms regarding its tax receivable agreement, trademark license agreement and subordinated credit agreement. Based on that statement, the Transaction Committee believed that the Virgin Group would likely withhold its consent to the possible transaction with Company X because the terms regarding the Virgin Group’s tax receivable agreement, trademark license agreement and subordinated credit agreement offered by Company X were neither as certain nor as favorable as those offered by Sprint Nextel. After the discussion, it was agreed that increasing the consideration to unaffiliated stockholders to $5.50 would provide significantly more favorable terms, and the Transaction Committee directed Virgin Mobile USA’s management to seek to obtain these terms for the unaffiliated stockholders.

During the week of July 20, 2009, King & Spalding LLP and Simpson Thacher & Bartlett LLP continued to negotiate various provisions of the merger agreement, the voting agreements and other related documents, principally relating to the size of the termination fee, the closing condition relating to Mr. Schulman’s employment agreement and the consideration to be paid to the strategic stockholders of Virgin Mobile USA under the merger agreement, as well as the Virgin Group’s agreement to a reduction in the amount payable to it under the tax receivable termination agreement.

On July 20, 2009 and July 21, 2009, Mr. Schulman contacted Mr. Cowan to discuss a proposed increase in the consideration to unaffiliated stockholders to $5.50 per share and a reduction in amounts to be paid to the strategic stockholders under the tax receivable termination agreement, the amended trademark license agreement and/or the payoff agreement with Virgin Mobile USA to partially offset the cost to Sprint Nextel resulting from the increased $5.50 per share offer price. Mr. Cowan gave no commitment at this time that Sprint Nextel would be willing to accept the proposed increase.

On July 21, 2009, at the offices of King & Spalding LLP in New York, Messrs. Cowan and Rogers met with Mr. McCallum to negotiate the terms of the amended trademark license agreement between Virgin Mobile USA and the Virgin Group, which revised agreement would become effective upon the completion of a transaction with Sprint Nextel. Messrs. Schulman and Lurie and Clark Lackert, a partner of King & Spalding LLP, also participated in the meeting. In addition, Josh Bayliss, the Virgin Group’s General Counsel, and Mark James, the Virgin Group’s director of Intellectual Property, participated in the discussion by phone. Each of the outstanding issues between the parties to the amended trademark license agreement was discussed in detail, and King & Spalding LLP, together with representatives of Virgin Mobile USA and the Virgin Group, produced a revised draft that incorporated revisions to certain key defined terms and provisions related to the scope of the license, royalties, the limit on the number of customers that may be served using the brand without increasing the royalty rate, customer service levels, assignment and termination.

On the same day, at a meeting of the Transaction Committee, Mr. Schulman provided an update on the discussions among Virgin Mobile USA, Sprint Nextel and the Virgin Group regarding the amended trademark license agreement between Virgin Mobile USA and the Virgin Group. Mr. Schulman also provided an update on discussions with Sprint Nextel, the Virgin Group and SK Telecom regarding the consideration that would be paid to unaffiliated public stockholders for their shares of Class A common stock and amounts due to strategic stockholders in connection with their contractual arrangements with Virgin Mobile USA. He stated that following Virgin Mobile USA’s request for a higher offer at $5.50 per share for unaffiliated public stockholders, Sprint Nextel indicated it would consider increasing the consideration payable to Virgin Mobile USA’s unaffiliated public stockholders to $5.30 per share provided that the Virgin Group and SK Telecom agreed to reduce the amounts due to them respectively under the tax receivable termination agreement, the amended trademark license agreement and the payoff agreement to offset the cost to Sprint Nextel resulting from the increased $5.30 per share offer price (as noted in the discussions on July 18 and 19, 2009 described above). The Transaction Committee noted that the proposed terms with Sprint Nextel were materially more favorable to the unaffiliated public stockholders than the terms Company X offered and that there were substantial risks regarding Company X’s ability to complete the transaction given that its offer was subject to completion of due diligence, negotiations with strategic stockholders regarding Virgin Mobile USA’s contractual commitments to them, and obtaining the consent of such strategic stockholders, which the Transaction Committee, based on discussions with two strategic stockholders, believed that these stockholders were unlikely to provide. The Transaction Committee determined that the material issues relating to the transaction between Virgin Mobile USA and Sprint Nextel were resolved and directed Mr. Schulman and other executives to begin negotiations regarding employment agreements with Sprint Nextel, on the condition that any individuals engaged in such discussions cease participating in negotiations regarding other terms of the potential transaction.

Also on the same day, representatives of Company X’s financial advisor contacted representatives of Deutsche Bank to ask for an update about the process and logistics regarding a potential transaction. Deutsche Bank responded that Virgin Mobile USA was continuing to evaluate all possible strategic alternatives.

On July 22, 2009, Mr. Schulman submitted a proposal to Sprint Nextel regarding employment terms for him and certain members of management and had an ensuing discussion with representatives of Sprint Nextel, including customary terms of compensation structure and Mr. Schulman’s ability to terminate his employment agreement. Sprint Nextel agreed that Messrs. Feehan, Lurie and Messenger would enter into binding term sheets and Mr. Schulman would enter into an employment agreement as of the signing of the merger agreement, with the closing condition to the merger limited to Mr. Schulman not having intentionally rescinded his employment agreement or advised Sprint Nextel that he is unwilling to continue his employment with Sprint Nextel following the closing.

On the same day, at a meeting of the Transaction Committee, the Transaction Committee continued its July 21, 2009 discussion of the consideration that Sprint Nextel would pay to Virgin Mobile USA’s unaffiliated stockholders. It was also decided during the meeting that, in light of the increased authority granted by the Virgin Mobile USA board of directors to the Transaction Committee, the Transaction Committee and not the compensation committee would review the employment terms and compensation matters.

On July 23, 2009, the Virgin Mobile USA board of directors entered into an engagement letter with respect to the engagement of Foros Advisors LLC, an advisory firm founded by Jean Manas, previously associated with the company’s other financial advisors.

On July 24, 2009, Company X informed Virgin Mobile USA and its financial advisors that it was withdrawing its offer and no reason was provided.

On July 25, 2009, Mr. Cowan sent an email to Messrs. Smith and Rogers, Douglas Lunenfeld, Sprint Nextel’s Senior Counsel, a representative of King & Spalding LLP and a representative of Wells Fargo summarizing the open items which needed to be resolved in order to finalize the merger agreement and the other transaction documents and seeking input from this group. Following Sprint Nextel’s internal discussions on these open points, Mr. Cowan presented to Mr. Schulman in a telephone conversation Sprint Nextel’s position on approximately eight open issues, which, if resolved to Sprint Nextel’s satisfaction, would allow

Sprint Nextel to offer a “trifurcated” consideration pricing structure under which the consideration to be delivered to the unaffiliated public stockholders would be increased to $5.50 per share under the same terms as originally proposed by Mr. Schulman on July 20 and 21, 2009 (as described above), the consideration to be delivered to the Virgin Group would remain at $5.12 per share, and the consideration to be delivered to SK Telecom would be set at $4.94 per share. The reduction in the per share consideration to be paid to SK Telecom was agreed to by SK Telecom in lieu of its agreeing to any reduction in the amounts payable to it under the subordinated credit agreement as was originally proposed by Sprint Nextel, as noted in the discussions on July 18 and 19, 2009 described above. Messrs. Cowan and Schulman agreed to move forward with the preparation of final transaction documents reflecting these terms, which terms included allowing Virgin Mobile USA to speak with third parties who proposed alternative acquisitions which were likely to lead to superior proposals and to terminate the merger agreement by paying a reasonable, single-tiered termination fee in the amount of $14.2 million, representing a small percentage of Virgin Mobile USA’s equity value, upon the acceptance by Virgin Mobile USA of a superior acquisition proposal from a third party.

On July 26, 2009, at a meeting of the Transaction Committee, Mr. Klein reviewed the principal terms of the transaction with Sprint Nextel and the fiduciary obligations of the committee and the full board of directors. Representatives of Deutsche Bank reviewed the valuation framework regarding Virgin Mobile USA and the contemplated transaction with Sprint Nextel.

On the same day, a conference call occurred among Mr. Cowan, Melissa Jobe, Sprint Nextel’s Senior Counsel, and Messrs. McCallum and Bayliss to discuss and resolve all outstanding issues regarding the amended trademark license agreement. Mr. Lurie participated in discussions with both Sprint Nextel and the Virgin Group to address outstanding issues relating to this agreement, including royalty payments, the customer cap, the Virgin Group’s use of the licensed trademarks, customer service levels, definitions for several key terms, and termination rights and procedures.

On July 27, 2009, Messrs. Messenger, Feehan and Lurie and executives of Sprint Nextel, along with the financial and legal advisors of Virgin Mobile USA and the financial advisors of Sprint Nextel, participated in a final mutual due diligence call. On that call and throughout the rest of the day, the open issues discussed during the July 26, 2009 conference call, as well as all other outstanding issues related to the amended trademark license agreement, were resolved to each party’s satisfaction.

On the same day, Sprint Nextel’s finance committee held a meeting attended by Messrs. Hesse, Brust, Cowan and Wunsch and Sandra Price, Sprint Nextel’s Senior Vice President of Human Resources. Mr. Cowan presented the material terms of, and the rationale for, the potential transaction with Virgin Mobile USA, and the finance committee agreed to recommend to Sprint Nextel’s board of directors that it approve the transaction.

Also on the same day, after the meeting of Sprint Nextel’s finance committee, Sprint Nextel’s board of directors held a meeting attended by Messrs. Hesse, Brust, Cowan and Wunsch and Ms. Price. Mr. Cowan presented the material terms of, and the rationale for, the potential transaction with Virgin Mobile USA. Sprint Nextel’s finance committee recommended the transaction to Sprint Nextel’s board of directors and Sprint Nextel’s board of directors approved the transaction with Virgin Mobile USA.

Also on the same day, at a meeting of the Transaction Committee, the Transaction Committee approved the transaction with Sprint Nextel and recommended that the Virgin Mobile USA board of directors similarly approve the transaction. At the July 27, 2009 meeting of the Transaction Committee, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing as of the same date to the Transaction Committee, to the effect that, as of the date of the opinion, based upon and subject to the assumptions, limitations, qualifications and conditions set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Class A common stock, excluding Sprint Nextel, the Virgin Group, SK Telecom and their affiliates. At a special meeting of the Virgin Mobile USA board of directors held the same day, Mr. Klein reviewed the terms of the transaction and the fiduciary obligations of the board of directors. Based on the recommendation of the Transaction Committee and its approval of the merger agreement, the Virgin Mobile USA board of directors determined that the merger agreement and the terms of the merger are fair to and in the best interests of Virgin Mobile USA and its stockholders, declared the advisability of the merger agreement, approved the merger and the merger agreement and recommended the adoption of the merger agreement by Virgin Mobile USA’s stockholders.

A merger agreement in the form approved by the Virgin Mobile USA board of directors was executed by representatives of Virgin Mobile USA and Sprint Nextel along with the payoff agreement, the tax receivable termination agreement and the amended trademark license agreement.

On July 28, 2009, Sprint Nextel and Virgin Mobile USA issued a joint press release announcing the proposed transaction.

Virgin Mobile USA’s Reasons for the Merger; Recommendation of the Virgin Mobile USA Board of Directors

The Virgin Mobile USA board of directors carefully evaluated the merger agreement and related transactions. The board of directors, under the direction and based upon the recommendation of the Transaction Committee, which was comprised of all independent directors of the board and had broad authority to review, evaluate and approve the proposed transaction, carefully evaluated and determined that the merger agreement and the transactions contemplated thereby, including the proposed merger, are advisable and fair to, and in the best interests of Virgin Mobile USA and its stockholders. At a meeting held on July 27, 2009, the board of directors resolved to approve the merger agreement and the transactions contemplated thereby, including the proposed merger, and to recommend to the stockholders of Virgin Mobile USA that they vote for the adoption of the merger agreement.

In the course of reaching its recommendation, the Transaction Committee consulted with the company’s senior management, financial advisors and outside legal counsel and considered a number of substantive factors, both positive and negative, and potential benefits and detriments of the merger to Virgin Mobile USA and its stockholders. The Transaction Committee believed that, taken as a whole, the following factors supported its decision to approve the proposed merger:

•	Challenges facing stand-alone growth prospects for Virgin Mobile USA:

–	the overall U.S. wireless market has matured rapidly and the future growth of Virgin Mobile USA would primarily need to come from attracting consumers from other wireless providers. While there is still growth opportunity in the prepaid segment, partly due to the recession spurring consumers to re-evaluate prepaid services, it is a highly competitive segment in which margins were likely to face continued pressure;

–	Virgin Mobile USA faced challenges in developing and implementing growth opportunities, seeking external growth at a time of increased market competition and achieving its future projections and revenue growth; and

–	many of Virgin Mobile USA’s challengers have substantially greater financial, technical, personnel and marketing resources, as well as a larger market share.

•	Strong strategic rationale based on increased growth opportunities and reduced integration risks:

–	the alignment of Virgin Mobile USA with Sprint Nextel’s network and marketing resources would enable Virgin Mobile USA to increase its growth rate and take advantage of increasing consumer interest in prepaid wireless service;

–	the integration of Virgin Mobile USA’s strong brand recognition and marketing strategy with Sprint Nextel’s portfolio, including Boost Mobile and postpaid services, would enable Virgin Mobile USA to target segments of the wireless market more effectively and create new opportunities in distribution and life cycle management;

–	the combination of Virgin Mobile USA’s operations with Boost Mobile and Sprint Nextel would create significant efficiencies and synergies, including potentially substantial reductions in operating expenditures relating to general and administrative, sales and marketing, IT, customer care services, handset costs and subsidies, and product development costs, estimated by Virgin Mobile USA to be in excess of $100 million within two years on an annualized basis;

–	the possibility that Virgin Mobile USA may realize additional strategic business relationships with, and benefit from the resources of, Sprint Nextel, including access to Sprint Nextel’s greater financial, technical and marketing resources;

–	the minimization of integration risks given Virgin Mobile USA’s current use of Sprint Nextel’s network platform and technology; and

–	the fact that Sprint Nextel’s management has deep knowledge of Virgin Mobile USA’s business and organization since Virgin Mobile USA’s inception, which further minimizes integration risks and enhances the ability of Sprint Nextel and Virgin Mobile USA to achieve efficiencies and synergies that have the potential to increase stockholder value.

•	Superior value to strategic alternatives:

–	the Transaction Committee, in consultation with its financial advisors, considered a range of strategic alternatives, including continuing Virgin Mobile USA’s existing business plan or pursuing an alternative business plan to maximize returns to Virgin Mobile USA’s stockholders by limiting growth, with its attendant expenses, thereby increasing earnings and cash flow, in addition to aggressively seeking other offers for Virgin Mobile USA;

–	the Transaction Committee believed, after consultation with its financial advisors, that none of the available alternative strategies would have provided a premium to the trading range of Class A common stock after Virgin Mobile USA’s results for the quarter ended March 31, 2009 had been announced in May 2009, noting, in particular, that the trading range of Class A common stock for the week immediately following the announcement of such results represented a 52-week high and that none of the alternative strategies were projected to deliver a premium to such a trading range;

–	the Transaction Committee believed, after consultation with its financial advisors, that it was unlikely that another purchaser would make a higher offer for Virgin Mobile USA given that, among all potential acquirers in the market, Company X would be the company most interested in acquiring Virgin Mobile USA other than Sprint Nextel;

–	the Transaction Committee noted that, although Company X had approached Virgin Mobile USA prior to the signing of the merger agreement, Company X ultimately suggested a possible transaction value below the implied offer price made by Sprint Nextel, the proposal may have created a taxable event for Virgin Mobile USA stockholders and there were substantial risks regarding the ability of Company X to complete the merger, including that (1) Sprint Nextel had specifically stated that it had no obligation to consent to any other transaction with respect to its contractual consent right under Virgin Mobile USA’s bylaws and stockholders’ agreement and that it would have to seriously consider whether or not to refrain from giving its consent with respect to any transaction that would create or strengthen a competitor; (2) the Virgin Group had specifically stated that it had a contractual consent right under Virgin Mobile USA’s bylaws and stockholders’ agreement to an alternative transaction and that it would have to evaluate its consent right with respect to terms regarding its tax receivable agreement, trademark license agreement and subordinated credit agreement; and (3) based on the statements made by Sprint Nextel and the Virgin Group, the Transaction Committee believed that (i) Sprint Nextel would likely withhold its consent to the possible transaction with Company X and (ii) the Virgin Group would likely withhold its consent to the possible transaction with Company X because the terms regarding its tax receivable agreement, trademark license agreement and subordinated credit agreement offered by Company X were neither as certain nor as favorable as the terms offered by Sprint Nextel. See “— Background of the Merger” above for more details;

–	the all stock merger consideration from Sprint Nextel represented a per share value for holders of Class A common stock (other than the Virgin Group, SK Telecom and Sprint Nextel) of $5.50 based on the merger agreement, a premium of approximately:

▪	41.8% over $3.88 per share, which was the closing price of Class A common stock as of July 24, 2009, the last business day prior to the day of the meeting of the Virgin Mobile USA board of directors to approve the merger agreement;

▪	10.0 - 188.0% over $1.91 - $5.00 per share, which was the closing trading price range of Class A common stock for the three months prior to July 24, 2009;

▪	45.5% over $3.78 per share, which was the two-week volume-weighted average price of Class A common stock for the two weeks prior to July 24, 2009; and

▪	42.5% over $3.86 per share, which was the one-week volume-weighted average price of Class A common stock for the one week prior to July 24, 2009.

–	the business diversification and larger market capitalization and public float of Sprint Nextel compared to Virgin Mobile USA would provide Virgin Mobile USA stockholders with greater liquidity and the opportunity to hold liquid stock allowing them to elect to continue to participate in the growth and development of the combined company or dispose of their shares;

–	the expectation that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Code, in which case the receipt of the merger consideration, except in connection with any cash received in lieu of fractional shares of Sprint Nextel common stock, generally would be tax-free to Virgin Mobile USA stockholders;

–	the written opinion of Deutsche Bank that, as of July 27, 2009, based upon and subject to the procedures followed, assumptions made, matters considered, and limitations, qualifications and conditions set forth in its opinion, the merger consideration to be received in the merger was fair from a financial point of view to the holders of Class A common stock, excluding Sprint Nextel, the Virgin Group, SK Telecom and their affiliates; and

–	the fact that Sprint Nextel was able to reach agreement with Virgin Mobile USA’s other strategic stockholders, the Virgin Group and SK Telecom, relating to the repayment amounts under the tax receivable termination and amended trademark license agreements with the Virgin Group and the payoff agreement.

•	Fair terms of the merger agreement:

–	the conditions to effect the merger as described in “The Merger Agreement — Conditions to Completion of the Merger” are mostly limited to those that are likely to be within the control of the parties and can be satisfied with high likelihood;

–	the merger agreement is not subject to approval by Sprint Nextel stockholders, thus increasing the likelihood that the merger will be consummated;

–	no external financing is required for the transaction, which increases the likelihood that the merger will be consummated;

–	the provisions of the merger agreement allow Virgin Mobile USA to engage in negotiations with, and provide information to, third parties in response to credible inquiries from third parties regarding alternative acquisition proposals; and

–	the ability of Virgin Mobile USA to specifically enforce the terms of the merger agreement.

The Transaction Committee also considered and, as appropriate, balanced against the potential benefits of the merger a number of neutral and potentially negative factors, including the following:

•	the precise value of the merger consideration that would be delivered to Virgin Mobile USA stockholders upon closing is not certain because the merger consideration is based on an exchange ratio determined by reference to the Average Parent Stock Price. Based on a review of Sprint Nextel’s trading history and analysts’ forecasts for the Sprint Nextel common stock, the Transaction Committee negotiated a collar mechanism to provide some protection against a significant decline of Sprint Nextel’s stock price prior to the effective time of the merger;

•	the number of shares of Sprint Nextel common stock to be received by the public holders of Class A common stock in connection with the merger is limited by the ceiling of the exchange ratio of 1.3668 if the Average Parent Stock Price were to be lower than $4.02;

•	the loss of control over the future operations of Virgin Mobile USA following the merger;

•	the risk that the voting agreements with the Virgin Group and SK Telecom, the non-solicitation provision in the merger agreement, the termination fee and related provisions in the merger agreement could discourage third parties from seeking to negotiate a superior proposal for a business combination with Virgin Mobile USA, although they would not preclude bona fide alternative proposals;

•	the requirement under the merger agreement that Virgin Mobile USA obtain Sprint Nextel’s consent before it can take specified actions as described in “The Merger Agreement — Conduct of Business Prior to Closing” and that Virgin Mobile USA is otherwise restricted in the conduct of its business, so that, among other things, Virgin Mobile USA’s ability to enter into financing arrangements during this pre-closing period is limited;

•	the possible disruptions to Virgin Mobile USA’s business that could result from the announcement of the merger and the completion of the transactions required to effect the merger, including the diversion of management and employee attention, employee attrition, the potential inability of Virgin Mobile USA to retain, recruit and motivate its key personnel and the potential negative effect on business and customer relationships;

•	the risks and costs to Virgin Mobile USA if the merger does not close, and the potential effect of the resulting public announcement of termination of the merger agreement on, among other things, the market price for Class A common stock, which may reflect a market assumption that the merger will occur, and the perception of Virgin Mobile USA by equity investors, Virgin Mobile USA’s operating results and Virgin Mobile USA’s ability to complete an alternative transaction; and

•	other matters described in “Risk Factors.”

The Transaction Committee concluded that the potentially negative factors associated with the proposed merger were outweighed by the potential benefits that it expected Virgin Mobile USA’s stockholders would realize as a result of the merger, including the belief that the proposed merger would maximize the immediate value of Virgin Mobile USA’s stockholders’ shares and eliminate certain risks associated with Virgin Mobile USA’s strategic plan, including those risks associated with being a stand-alone mobile virtual network operator in a market with increasing competition related to airtime pricing, having to rely on Sprint Nextel to provide lower network rates from time to time under the PCS services agreement, and having to rely on other third parties, such as handset suppliers and retail partners, to continue to do business with the company on favorable terms. Accordingly, the Virgin Mobile USA board of directors, under the direction and based upon the recommendation of the Transaction Committee, determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and fair to, and in the best interests of, Virgin Mobile USA and its stockholders.

In addition, the Virgin Mobile USA board of directors and the Transaction Committee were aware of and considered the interests that the company’s directors and executive officers may have with respect to the merger that differ from, or are in addition to, their interests as stockholders of Virgin Mobile USA generally, as described in “— Interests of Certain Persons in the Merger” beginning on page 63.

The foregoing discussion of the information and factors considered by the Virgin Mobile USA board of directors and the Transaction Committee is not exhaustive, but Virgin Mobile USA believes it includes all of the material factors considered by the board of directors and the Transaction Committee. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the board of directors did not consider it practicable or useful to, and did not attempt to, quantify or otherwise assign relative or specific weight or values to any of these factors. Rather, each of the board of directors and the Transaction Committee viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In reaching their decisions, individual directors may have weighted the factors described above differently. After considering this information, the board of directors approved the merger agreement and the merger, and recommended that Virgin Mobile USA stockholders adopt the merger agreement.

This explanation of Virgin Mobile USA’s reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described under “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Virgin Mobile USA’s Financial Advisor

Opinion of Deutsche Bank.  Deutsche Bank has acted as financial advisor to the Transaction Committee. At the July 27, 2009 meeting of the Transaction Committee, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing as of the same date to the Transaction Committee, to the effect that, as of the date of the opinion, based upon and subject to the assumptions, limitations, qualifications and conditions set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Class A common stock, excluding Sprint Nextel, the Virgin Group, SK Telecom and their affiliates.

The full text of the Deutsche Bank opinion, which sets forth, among other things, the assumptions made, matters considered, and limitations, qualifications and conditions of the review undertaken by Deutsche Bank in connection with the opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The Deutsche Bank opinion was approved and authorized for issuance by a fairness opinion review committee and is addressed to, and for the use and benefit of, the Transaction Committee. It is not a recommendation to Virgin Mobile USA’s stockholders to approve the merger. At the Transaction Committee’s request, the Deutsche Bank opinion is limited to the fairness, from a financial point of view, of the merger consideration to the holders of Class A common stock, excluding Sprint Nextel, the Virgin Group, SK Telecom and their affiliates. No limitations were placed on this request. Deutsche Bank was not asked to, and the Deutsche Bank opinion does not, address the fairness of the merger, or any consideration received in connection therewith, as to the holders of any other class of securities, creditors or other constituencies of Virgin Mobile USA, nor does it address the fairness of the contemplated benefits of the merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision by Virgin Mobile USA to engage in the merger, or the relative merits of the merger as compared to any alternative business strategies, nor did it express an opinion as to how any holder of shares of Class A common stock should vote with respect to the merger. Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Virgin Mobile USA’s officers, directors, or employees, or any group of these people in connection with the merger, relative to the merger consideration to be received by the holders of Class A common stock. Further, Deutsche Bank expressed no view as to, and its opinion did not address, the relative impact on the holders of Class A common stock of any payments (other than the payment of the merger consideration in respect of shares of Class A common stock) to be made by Virgin Mobile USA, Sprint Nextel or their affiliates in connection with the merger, or any arrangements entered into by Virgin Mobile USA or Sprint Nextel, including any of the agreements or arrangements as described in “— Voting Agreements and Other Transaction Agreements.” Deutsche Bank assumed with the Transaction Committee’s permission, that the payments and arrangements were negotiated on arms-length terms and are fair to the holders of Class A common stock. Deutsche Bank also assumed with the Transaction Committee’s permission that no agreements or arrangements with the holders of any class of securities, creditors or other constituencies of Virgin Mobile USA, other than the agreements and arrangements contemplated in the merger agreement, are being entered into, amended, or terminated as part of the merger. You are urged to read the Deutsche Bank opinion carefully and in its entirety. This summary of the Deutsche Bank opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Deutsche Bank opinion.

In connection with Deutsche Bank’s role as financial advisor to the Transaction Committee, and in arriving at its opinion, Deutsche Bank, among other things, reviewed certain publicly available financial and other information concerning Virgin Mobile USA and Sprint Nextel, including certain publicly available financial forecasts relating to the business and financial prospects of Sprint Nextel prepared by certain research analysts. These forecasts included business and financial metrics such as subscribers, revenue and EBITDA. Deutsche Bank also reviewed certain internal analyses, financial forecasts and other information relating to Virgin Mobile USA prepared by management of Virgin Mobile USA. Deutsche Bank also held discussions with members of Virgin Mobile USA’s management regarding the businesses and prospects of Virgin Mobile USA. In addition, Deutsche Bank, (1) reviewed the reported prices and trading activity of Class A common stock and Sprint Nextel common stock, (2) to the extent publicly available, compared certain financial and stock market information for Virgin Mobile USA and Sprint Nextel with similar information for certain other companies it considered relevant whose securities are publicly traded, (3) to the extent publicly available, reviewed the financial terms of certain recent business combinations it deemed relevant, (4) reviewed the merger agreement and certain related documents, as described in “— Voting Agreements and Other Transaction Agreements,” and (5) performed any other studies and analyses and considered any other factors as it deemed appropriate. With respect to the Deutsche Bank opinion, Sprint Nextel did not provide internally prepared analyses and did not comment on any publicly available forecasts relating to its business and financial prospects. Deutsche Bank assumed, with the Transaction Committee’s permission, that certain publicly available financial forecasts relating to the business and financial prospects of Sprint Nextel were a reasonable basis upon which to evaluate the business and financial prospects of Sprint Nextel. Deutsche Bank expressed no view as to any of these analyses, estimates or forecasts, including the assumptions on which they were based.

Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning Virgin Mobile USA and Sprint Nextel, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank, with the Transaction Committee’s permission, assumed and relied upon the accuracy and completeness of all relevant information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance sheet liabilities), of Virgin Mobile USA or Sprint Nextel or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of Virgin Mobile USA or Sprint Nextel under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed with the Transaction Committee’s permission that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Virgin Mobile USA as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of the forecasts or the assumptions on which they are based. The Deutsche Bank opinion is necessarily based upon the economic, market and other conditions, and information made available to Deutsche Bank, as of the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Deutsche Bank opinion of which it becomes aware after the date of the opinion.

For purposes of rendering its opinion, Deutsche Bank assumed with the Transaction Committee’s permission that, in all respects material to its analysis, the merger would be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement, and without any adjustment in the exchange ratio attributable to changes in the outstanding shares of capital stock of Sprint Nextel or Virgin Mobile USA by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon. Deutsche Bank assumed that all material governmental, regulatory, contractual or other approvals and consents required in connection with the consummation of the merger will be obtained and that in connection with obtaining any approvals and consents, no material restrictions or conditions will be imposed. Deutsche Bank is not a legal, regulatory, tax or accounting expert and relied on the assessments made by Virgin Mobile USA and its advisors with respect to these issues.

Deutsche Bank’s Financial Analysis.  The following is a summary of the material financial analyses underlying the Deutsche Bank opinion, delivered to the Transaction Committee in connection with the merger at a meeting of the Transaction Committee on July 27, 2009. The order of the analyses described below does not represent relative importance or weight given to those analyses by Deutsche Bank or the Transaction Committee. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s financial analyses.

Historical Stock Performance.  Deutsche Bank analyzed the initial value of the consideration of $5.50 to be received by public holders of Class A common stock pursuant to the merger agreement (based upon an exchange ratio calculated as if the signing date were the closing date, referred to herein as the initial value) in relation to the closing price as of July 24, 2009, the closing prices over three months prior to July 24, 2009, the two-week volume-weighted average price prior to July 24, 2009 and the one-week volume-weighted average price prior to July 24, 2009. This analysis indicated that the value per share of Class A common stock to be received by public stockholders of Virgin Mobile USA pursuant to the merger agreement represented:

•	a premium of 41.8% based upon the closing price of $3.88 per share as of July 24, 2009;

•	a premium of 10.0 - 188.0% based upon the closing trading price range of $1.91 - $5.00 per share for three months prior to July 24, 2009;

•	a premium of 45.5% based upon the two-week volume-weighted average price of $3.78 per share prior to July 24, 2009; and

•	a premium of 42.5% based upon the one-week volume-weighted average price of $3.86 per share prior to July 24, 2009.

Analysis of Equity Analyst Price Targets.  As of July 27, 2009, equity analysts covering Virgin Mobile USA were expecting the following Virgin Mobile USA share prices:

Virgin Mobile USA

		Price Target for
Publication Date	Analyst	Next 12 Months

June 14, 2009	Thomas Weisel	$3.00
May 13, 2009	Macquarie	4.00
May 12, 2009	Barclays Capital	4.50

These analysts represented the entire coverage of Virgin Mobile USA as reported by the applicable Bloomberg page. Deutsche Bank compared these expectations with the initial value of the consideration offered to each public stockholder of Virgin Mobile USA, and noted that this value of $5.50 per share represented a premium of 37.5% - 103.7% per share.

Analysis of Selected Publicly Traded Companies.  Deutsche Bank compared certain financial information and commonly used valuation measurements for Virgin Mobile USA to corresponding information and measurements for a group of five publicly traded wireless telecommunications companies consisting of MetroPCS Communications Inc., Leap Wireless International, Inc., Sprint Nextel, United States Cellular Corporation, and iPCS Inc., which we refer to collectively as the Selected Companies. The financial information and valuation measurements included (1) common equity market valuation and (2) ratios of common equity market value as adjusted for debt and cash, which we refer to as Total Enterprise Value, to EBITDA. To calculate the trading multiples for Virgin Mobile USA and the Selected Companies, Deutsche Bank used publicly available information concerning historical and projected financial performance, including published historical financial information and earnings estimates reported by selected equity research analysts.

The following are the multiples for Total Enterprise Value (TEV) to EBITDA estimated by Deutsche Bank as of July 24, 2009:

Selected Companies TEV/			Virgin Mobile USA Historical TEV/
2009 Estimated EBITDA			Forward EBITDA

MetroPCS	7.0	x	Q1-09	3.4	x
Leap	6.9		Q4-08	2.8
iPCS	6.4		Q3-08	3.5
Sprint Nextel	4.4		Q2-08	4.1
United States Cellular	4.2		Q1-08	4.3
			Q4-07	7.7

Deutsche Bank noted that, based on the ratio of Total Enterprise Value to EBITDA, the initial value of the consideration offered to the public stockholders of Virgin Mobile USA was within the range of ratios of the comparable companies. Deutsche Bank further noted that the implied Total Enterprise Value to EBITDA based on the initial value of the consideration offered to the public stockholders of Virgin Mobile USA was above the range of ratios observed by Virgin Mobile USA over the past 18 months of public trading activity.

As Virgin Mobile USA was the only public company operating under a mobile virtual network operator business model at the time, none of the companies utilized as a comparison is identical to Virgin Mobile USA. Accordingly, Deutsche Bank believed that the Selected Companies collectively represented the most similar business model to Virgin Mobile USA as wireless telecommunications service providers with a balance of offerings to both prepaid and postpaid subscribers. As such, the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

Analysis of Discounted Cash Flows.  Deutsche Bank performed an illustrative discounted unlevered free cash flow analysis to determine indications of implied equity value per share of Class A common stock derived from Virgin Mobile USA’s management’s estimates. In performing the illustrative discounted cash flow analysis, Deutsche Bank applied discount rates ranging from 13.0% to 15.0% to projected unlevered free cash flows of Virgin Mobile USA for each of the years ending December 31, 2009, 2010 and 2011.

Deutsche Bank estimated Virgin Mobile USA’s discount rate using a standard industry calculation for weighted average cost of capital. This calculation contained the following market data and assumptions:

Market risk premium	6.5%
Size premium (based on companies with market capitalizations between $218.7 million and $453.3 million)	2.7%
Risk free rate (10-year average of 10-year treasury yield)	4.6%
Estimated cost of Virgin Mobile USA debt	10.5%
Corporate tax rate	35%
Unlevered Beta	1.15 - 1.35
Debt/Capital	0.4 - 0.6

The terminal values of Virgin Mobile USA were calculated based on a range of unlevered free cash flow perpetuity growth rates of -1.0% to 1.0%, which reflect several factors, including the increasingly competitive landscape in which Virgin Mobile USA operates and management’s outlook on the business’ prospects within this landscape, the business scale of Virgin Mobile USA relative to its competitors and the financial resources available to Virgin Mobile USA that would impact its ability grow its subscriber base. Deutsche Bank derived implied equity value per share of Class A common stock ranging from $3.20 to $4.94.

Analysis of Discounted Virgin Mobile USA Future Share Price.  Deutsche Bank performed an illustrative discounted future share price analysis to determine indications of a range of implied potential forward equity value per share of Class A common stock derived from Virgin Mobile USA’s management’s estimates of EBITDA and expected net debt balances. In performing the illustrative discounted future stock price analysis, Deutsche Bank applied a range of Total Enterprise Value to EBITDA multiples to 2011 Adjusted EBITDA as provided by Virgin Mobile USA’s management, and discussed beginning on page 61 of this proxy statement/prospectus, subtracted ending 2010 expected net debt as provided by Virgin Mobile USA management, and applied equity discount rates ranging from 17.5% to 22.5%.

The equity discount rate range was estimated using a standard industry calculation, containing the following market data and assumptions:

Market risk premium	6.5%
Size premium (based on companies with market capitalizations between $218.7 million and $453.3 million)	2.7%
Risk free rate (10-year average of 10-year treasury yield)	4.6%
Unlevered Beta	1.15 - 1.35
Debt/Capital	0.4 - 0.6

Deutsche Bank derived an implied equity value per share of Class A common stock ranging from $3.91 to $4.82.

Analysis of Discounted Dividend Strategy.  Deutsche Bank performed an illustrative discounted cash return analysis to determine indications of cash return per share of Virgin Mobile USA common stock derived from Virgin Mobile USA’s management’s estimates of an illustrative “Dividend Strategy.” In performing the illustrative discounted cash return analysis, Deutsche Bank applied equity discount rates ranging from 14.0% to 16.0% to projected cash returned to common stockholders of Virgin Mobile USA for each of the years ending December 31, 2009, 2010, 2011 and 2012. As the Discounted Dividend Strategy envisions Virgin Mobile USA stockholders realizing the cash potential of the business based on the existing subscriber base only, Deutsche Bank believed that the cash flows estimated under this methodology entailed less risk than the Virgin Mobile USA management projections evaluated in the Discounted Future Share Price Analysis, and as such, a lower equity discount rate was appropriate for this methodology. The analysis assumes that any remaining value, less rationalization costs, is returned to stockholders as cash in 2013. Deutsche Bank derived implied cash returns per share of Class A common stock ranging from $3.70 to $3.90. The Discounted

Dividend Strategy Analysis provided one of a number of benchmarks to evaluate competing alternatives considered by Virgin Mobile USA. This methodology was intended to form a benchmark of the cash potentially available to Virgin Mobile USA stockholders if the company were to focus on paying down debt and returning capital to stockholders, versus pursuing a more growth-oriented strategy.

Historical Exchange Ratio.  Deutsche Bank analyzed the initial exchange ratio of 1.196 per share of Sprint Nextel common stock, as well as the maximum exchange ratio of 1.3668 per share of Sprint Nextel common stock and minimum exchange ratio of 1.0630 per share of Sprint Nextel common stock, for each public stockholder’s share of Class A common stock pursuant to the merger agreement. This analysis indicated that the exchange ratio offered to the public stockholders of Virgin Mobile USA pursuant to the merger agreement represented:

•	a premium of 39.3% based upon the initial exchange ratio, and 23.9% premium based on the minimum exchange ratio, to the exchange ratio implied by the closing prices of Sprint Nextel and Virgin Mobile USA as of July 24, 2009;

•	a premium of 46.9% based upon the initial exchange ratio, and 30.6% premium based on the minimum exchange ratio, to the exchange ratios implied by the one-month average share prices of Sprint Nextel and Virgin Mobile USA as of July 24, 2009;

•	a premium of 58.3% based upon the initial exchange ratio, and 40.8% premium based on the minimum exchange ratio, to the exchange ratios implied by the three-month average share prices of Sprint Nextel and Virgin Mobile USA as of July 24, 2009;

•	a premium of 111.0% based upon the initial exchange ratio, and 87.5% premium based on the minimum exchange ratio, to the exchange ratios implied by the six-month average share prices of Sprint Nextel and Virgin Mobile USA as of July 24, 2009; and

•	a premium of 142.5% based upon the initial exchange ratio, and 115.6% premium based on the minimum exchange ratio, to the exchange ratios implied by average share prices of Sprint Nextel and Virgin Mobile USA since the Virgin Mobile USA initial public offering, as of July 24, 2009.

Price Protection Mechanism.  Deutsche Bank reviewed the price protection mechanism to be received by the public stockholders of Class A common stock as part of its analysis of the transaction. This analysis indicated that the range of Sprint Nextel common stock share prices at which the price protection mechanism would no longer be employed was approximately $4.02 to $5.17 per share of Sprint Nextel common stock, as compared to the average equity analyst Sprint Nextel common stock share price target of $5.39. As of July 27, 2009, the range of Sprint Nextel common stock equity analyst share price targets was as follows:

Sprint Nextel

		Price Target for
Publication Date	Analyst	Next 12 Months

July 14, 2009	Sanford C. Bernstein	$3.00
July 13, 2009	FBR Capital Markets	8.00
July 10, 2009	BMO	5.50
July 9, 2009	BAS-ML	5.50
July 6, 2009	Piper Jaffray	5.00
July 6, 2009	Auriga USA	7.00
July 5, 2009	Soleil Securities	5.00
June 29, 2009	UBS	5.00
June 15, 2009	Thomas Weisel	5.70
May 5, 2009	Barclays Capital	5.00
May 5, 2009	Macquarie	7.00
May 5, 2009	Morgan Stanley	1.00
May 5, 2009	Pali International	7.50
May 5, 2009	RBC	5.00
May 5, 2009	Robert W. Baird	6.00
May 4, 2009	Citi	5.50
May 4, 2009	Goldman Sachs	5.00
Summary:
Mean		$5.39
High		$8.00
Low		$1.00

The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the Transaction Committee of the board of directors, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of these analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Transaction Committee as to the fairness of the merger consideration to the public holders of Class A common stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Virgin Mobile USA management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Virgin Mobile USA’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Virgin Mobile USA or its advisors, neither Virgin Mobile USA nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger were determined through negotiations between Virgin Mobile USA and Sprint Nextel and were approved by the Virgin Mobile USA board of directors. Although Deutsche Bank provided advice to the Transaction Committee during the course of these negotiations, the decision to enter into the merger was solely that of the Virgin Mobile USA board of directors. As described above, the opinion and presentation of Deutsche Bank to the Transaction Committee were only two of a number of factors taken into consideration by the Virgin Mobile USA board of directors in making its determination to approve the merger. Deutsche Bank’s opinion was provided to the Transaction Committee to assist it in connection with its consideration of the merger and does not constitute a recommendation to any holder of Virgin Mobile USA common stock as to how to vote with respect to the merger.

Virgin Mobile USA selected Deutsche Bank as financial advisor in connection with the merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Virgin Mobile USA has retained Deutsche Bank pursuant to a letter agreement dated June 2, 2009, which we refer to as the engagement letter. For services rendered in connection with the merger and the delivery of its opinion, Virgin Mobile USA has agreed to pay Deutsche Bank approximately $900,000. Additionally, assuming the 10-day average price of Sprint Nextel common stock is between $4.02 and $5.17 per share, Virgin Mobile USA will pay Deutsche Bank a fee of approximately $3.8 million which is contingent upon the consummation of the merger, providing Deutsche Bank a total fee of $4.7 million. Regardless of whether the merger is consummated, Virgin Mobile USA has agreed to reimburse Deutsche Bank for its reasonable expenses incurred in connection with the merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Virgin Mobile USA has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, we refer to as the DB Group. One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services unrelated to the merger to Sprint Nextel, Virgin Mobile USA and Virgin Mobile USA’s other strategic stockholders and their respective affiliates for which it has received compensation. Excluding the compensation payable to Deutsche Bank as described above in connection with the merger, during the past two years, the DB Group has received in the aggregate approximately $2.0 million from Virgin Mobile USA as compensation for investment banking and other financial services. The DB Group may provide investment and commercial banking services to Virgin Mobile USA and Sprint Nextel in the future, for which the DB Group would expect to receive compensation. In the ordinary course of its business, members of the DB Group may actively trade in the securities and other instruments and obligations of Virgin Mobile USA, Sprint Nextel and Virgin Mobile USA’s other strategic stockholders and their respective affiliates. Accordingly, the DB Group may at any time hold a long or short position in these securities, instruments and obligations.

Virgin Mobile USA’s Other Financial Advisors.  In connection with the merger, Virgin Mobile USA also engaged as its financial advisors both Colonnade Securities LLC, an advisory firm that Jean Manas (who was previously with Deutsche Bank) joined as an independent contractor before starting Foros Advisors LLC, and, at a later date, Foros Advisors LLC. For the services rendered by Colonnade Securities LLC, Virgin Mobile USA will pay Colonnade Securities LLC a fee of approximately $50,000. Assuming the 10-day average price of Sprint Nextel common stock is between $4.02 and $5.17 per share, Virgin Mobile USA will pay Colonnade Securities LLC an additional fee of approximately $1.53 million upon the consummation of the merger, for a total compensation of approximately $1.58 million. Foros Advisors LLC was retained on July 23, 2009 and will not be paid a fee in connection with the merger.

Sprint Nextel’s Reasons for the Merger

The Sprint Nextel board of directors’ reasons for entering into the merger agreement include:

•	Sprint Nextel’s belief that the transaction will enhance its ability to compete in the growing prepaid business. Customer usage of prepaid wireless services is growing with consumers keenly focused on value. Sprint Nextel believes that this transaction will strengthen its position in the growing prepaid business by bringing together under one umbrella the “Virgin Mobile” brand with Sprint Nextel’s “Boost Mobile” business. These complementary prepaid brands, each with a distinctive offer, style and appeal to different customer demographics, will continue to serve existing and prospective customers following the completion of the transaction.

•	Sprint Nextel’s expectation of obtaining financial benefits as a result of the transaction. The merger is expected to be free cash flow accretive for Sprint Nextel before synergies and is expected to reduce Sprint Nextel’s debt to EBITDA ratio. Furthermore, significant synergies are expected to be derived from general and administrative reductions, operational efficiencies, and streamlined distribution. In addition, the stock-for-stock structure assists in Sprint Nextel’s goal of preserving cash.

•	Sprint Nextel would gain deeper managerial talent with additional expertise in the prepaid business. Daniel H. Schulman, Virgin Mobile USA’s current Chief Executive Officer, would be responsible for the strategy, growth and operations of Sprint Nextel’s prepaid business after the completion of the merger. Sprint Nextel believes Mr. Schulman would bring exceptional telecom leadership credentials to Sprint Nextel. In addition to Mr. Schulman, the transaction would bring to Sprint Nextel a talented group of executives with deep experience in the prepaid business.

•	The transaction would enhance Sprint Nextel’s ability to cross-sell its full suite of products and services across a larger target audience. As a part of Sprint Nextel, Virgin Mobile USA would get voice and data capacity at more favorable economics, have better access to handsets and wireless devices, each of which should position Virgin Mobile USA for growth in the prepaid segment. In addition, as customers choose to move from prepaid to post-paid (or vice versa), Sprint Nextel believes it would have a greater opportunity to move customers between the Sprint brand and the Virgin Mobile USA brand.

•	The transaction enabled Sprint Nextel and Virgin Mobile USA to negotiate an extension of the term and scope of the trademark license agreement with the Virgin Group. Under an amended agreement which would become effective upon the completion of the merger, the term and scope of the trademark license agreement with the Virgin Group will be expanded, with the potential overall term extending (with renewal options) through 2046.

In evaluating the potential transaction, Sprint Nextel’s board of directors weighed the potential benefits described above against the potential risks of the transaction, including in particular that Sprint Nextel would not be successful in achieving the expected synergies and that, as a result, Sprint Nextel would not obtain the financial benefits of the merger it had expected.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Sprint Nextel board of directors did not find it useful and did not attempt to assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement. In addition, individual members of the Sprint Nextel board of directors may have given differing weights to different factors. The Sprint Nextel board of directors conducted an overall analysis of the factors described above, including through discussions with, and inquiry of, Sprint Nextel’s management, which in turn discussed some of the matters described above with Sprint Nextel’s outside legal and financial advisors.

Virgin Mobile USA Unaudited Prospective Financial Information

Virgin Mobile USA does not as a matter of course make public long-term projections as to future revenues, earnings or other results because of, among other reasons, the uncertainty of the underlying assumptions and estimates. Virgin Mobile USA is including this prospective financial information in this proxy statement/prospectus, however, to provide its stockholders access to certain non-public unaudited prospective financial information that was made available to the Sprint Nextel board of directors in accordance with the terms of a confidentiality agreement between Sprint Nextel and Virgin Mobile USA, the Virgin Mobile USA board of directors and Virgin Mobile USA’s financial advisors in connection with the merger. This information included Virgin Mobile USA’s senior management’s estimates of net service revenue, adjusted EBITDA and free cash flow.

The unaudited prospective financial information was not prepared with a view toward public disclosure, and the inclusion of this information should not be regarded as an assurance by Virgin Mobile USA, its financial advisors or Sprint Nextel that the prospective financial information is predictive of actual future results; actual future results could materially differ. Virgin Mobile USA’s financial advisors did assume with the Transaction Committee’s permission that the financial information had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Virgin Mobile USA as to the matters covered thereby.

The unaudited prospective financial information reflects numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, litigation, market and financial conditions, interest on investments, and matters specific to Virgin Mobile USA’s business, such as approval and successful launch of new products and competitive conditions, many of which are beyond Virgin Mobile USA’s control. The unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Virgin Mobile USA’s stockholders are urged to review Virgin Mobile USA’s most recent SEC filings for a description of risk factors with respect to Virgin Mobile USA’s business. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 29 and “Where You Can Find More Information” beginning on page 142. The unaudited prospective financial information was not prepared with a view toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Virgin Mobile USA’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on the information or its achievability. The report of Virgin Mobile USA’s independent registered public accounting firm contained in Virgin Mobile USA’s Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this proxy statement/prospectus, relates to Virgin Mobile USA’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared.

The following table presents prospective net service revenue, adjusted EBITDA and free cash flow for the fiscal years ending 2009 through 2011:

	For the Year Ending December 31,
	2009	2010	2011
	(in millions)

Net service revenue(1)	$1,146.7	$1,214.3	$1,297.5
Adjusted EBITDA(2)	126.9	136.1	154.1
Free cash flow(3)	58.4	71.4	89.5

(1)	Net service revenue consists primarily of voice and mobile data services, reduced primarily by sales and E911 taxes.

(2)	Adjusted EBITDA is calculated as net income (loss) plus interest expense - net, income tax expense, tax receivable agreements expense, depreciation and amortization (including the amortization of intangibles associated with the acquisition of Helio LLC), write-offs of property and equipment, non-cash compensation expense, equity issued to a member and debt extinguishment costs.

(3)	Free cash flow is calculated as net cash provided by operating activities less capital expenditures. Free cash flow is a non-GAAP indicator of cash generated by the business after operating expenses, capital expenditures and interest expense.

In preparing the above unaudited prospective financial information, Virgin Mobile USA made the following material assumptions for the period from 2009 to 2011:

•	no legislative changes affecting the wireless industry;

•	no significant economic or regulatory changes;

•	no significant impact from pending litigation;

•	no significant increase in total gross adds and churn as compared to Virgin Mobile USA’s latest results;

•	continuation of Virgin Mobile USA’s recent trends of an increased mix shift of gross adds and resulting customer base from prepaid to hybrid customers;

•	no significant increase in average revenue per user, which we refer to as ARPU, for each type of prepaid, hybrid and postpaid customer;

•	total ARPU and resulting net service revenue would increase marginally on a year-on-year basis due to a mix shift in customer base;

•	equipment margin would increase with the shift in customer base;

•	no significant change in cost of service as a percentage of revenue; and

•	no significant change in operating expenses.

No assurances can be given that these assumptions will accurately reflect future conditions. In addition, the above unaudited prospective financial information reflects numerous assumptions and estimates as to future events made by Virgin Mobile USA’s management that Virgin Mobile USA’s management believed were reasonable at the time the unaudited prospective financial information was prepared. The unaudited prospective financial information above does not give effect to the merger.

Readers of this proxy statement/prospectus are cautioned not to unduly rely on the unaudited prospective financial information set forth above. No representation is made by Virgin Mobile USA, Sprint Nextel or any other person to any stockholder of Virgin Mobile USA regarding the ultimate performance of Virgin Mobile USA compared to the information included in the unaudited prospective financial information above. The inclusion of unaudited prospective financial information in this proxy statement/prospectus should not be regarded as an indication that this prospective financial information will be an accurate prediction of future events, and they should not be relied on as an accurate prediction of future events.

VIRGIN MOBILE USA DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROSPECTIVE FINANCIAL INFORMATION ABOVE TO REFLECT CIRCUMSTANCES EXISTING

AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THIS PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Interests of Certain Persons in the Merger

Some Virgin Mobile USA directors and executive officers have interests in the merger that are different from, or are in addition to, the interests of Virgin Mobile USA’s unaffiliated holders of Class A common stock.

Interests of Directors Designated by Virgin Mobile USA’s Strategic Stockholders

The Virgin Mobile USA board of directors consists of ten directors, including Douglas B. Lynn, who is designated by Sprint Nextel; Gordon D. McCallum, Mark Poole and Robert W. Samuelson, who are designated by the Virgin Group; and Richard H. Chin and Sungwon Suh, who are designated by SK Telecom.

In connection with the merger and the other transactions contemplated by the merger agreement, Virgin Entertainment Holdings, Inc., an affiliate of the Virgin Group, which we refer to as Virgin Entertainment, and SK Telecom will receive from Sprint Nextel, at the effective time of the merger, the amount necessary for the Operating Partnership to pay off and terminate its obligations under the subordinated credit agreement, as described in “— Voting Agreements and Other Transaction Agreements — Payoff Agreement” beginning on page 72; the Virgin Group will receive from Sprint Nextel, on the first business day that is at least two days after the effective time of the merger, the amount necessary for the release of obligations under the tax receivable agreement, as described in “— Voting Agreements and Other Transaction Agreements — Tax Receivable Termination Agreement” beginning on page 73; and Virgin Enterprises Limited, an affiliate of the Virgin Group, which we refer to as Virgin Enterprises, will receive from Sprint Nextel, at the effective time of the merger, an amount representing the initial payment for certain exclusive rights to use “Virgin Mobile USA” and related brands under the amended trademark license agreement, as described in “— Voting Agreements and Other Transaction Agreements — Amended Trademark License Agreement” beginning on page 73. As a result of these agreements, the Virgin Group and SK Telecom have interests in the merger that may be different from, or in addition to, the interests of Virgin Mobile USA’s unaffiliated holders of Class A common stock.

As a result of these potential conflicts of interest, Virgin Mobile USA established a special committee of independent and disinterested directors to consider the merger and to make a recommendation to the full board of directors. Moreover, Mr. Lynn did not participate in any discussion relating to the proposed transaction and did not attend any of the meetings of the board of directors in which the proposed transaction was discussed. See “— Background of the Merger.”

Effect on Equity-Based Awards Outstanding Under the Omnibus Plan

As discussed below under “— Treatment of Virgin Mobile USA Stock Options and Other Equity-Based Awards,” upon completion of the merger, the outstanding and unexercised Virgin Mobile USA stock options and equity-based awards will be converted into stock options and equity-based awards of Sprint Nextel (or cancelled without payment or consideration, in the case of “underwater” Virgin Mobile USA stock options). Under the merger agreement, while the service-based vesting conditions applicable to the converted stock options and equity-based awards will remain unchanged, the performance-based vesting conditions for some equity-based awards will be modified (in the case of vesting conditions linked to 2009 performance) or automatically deemed to be met at the end of 2010 (in the case of vesting conditions linked to 2010 performance). In addition, pursuant to the Omnibus Plan and applicable equity award or employment agreements, if an equity award holder’s employment or service as a member of the Virgin Mobile USA board of directors is terminated by Virgin Mobile USA or the surviving corporation without cause or by the participant for good reason, in either case within six to 12 months (depending on the applicable agreement)

immediately following a change in control transaction such as the contemplated merger, then that equity award holder’s unvested stock options and other equity-based awards will become immediately vested. Upon the effective time of the merger, all existing members of the Virgin Mobile USA board of directors will be removed from the board and therefore deemed involuntarily terminated without cause by Virgin Mobile USA and, in accordance with the Omnibus Plan and applicable award agreements, all of the directors’ outstanding equity-based awards will fully vest.

The following table sets forth the approximate value of (1) equity-based awards that would become fully vested for each of the executive officers and the members of the Virgin Mobile USA board of directors if each executive officer’s employment and each director’s service on the board were to be terminated upon the consummation of the merger and (2) the value of other severance payments and benefits for each of the executive officers pursuant to the respective new employment agreements described below in “—New Employment Agreements” (assuming restricted stock unit grants and performance-based awards have been made under such agreements), in the case of Messrs. Schulman, Feehan, Lurie and Messenger, and pursuant to Mr. Marchbank’s and Ms. Gihuley’s existing employment agreements, in the event the executive officer were to be terminated without cause upon the consummation of the merger, assuming an October 31, 2009 closing date and that the per share value of Class A common stock is $5.00 as of that date:

		Value of Other
	Value of Accelerated	Severance Payments
	Equity-Based Awards	and Benefits

Executive Officers:
Daniel H. Schulman	$11,546,195	$4,516,667
John D. Feehan Jr.	3,045,945	1,550,000
Jonathan H. Marchbank	2,525,610	1,650,000
David R.J. Messenger	2,909,410	1,550,000
Peter Lurie	2,800,110	1,275,000
Marie Gihuley	504,475	380,000

Total	$23,331,745	$10,921,667

Value of Accelerated
Equity-Based Awards

Directors:
Kenneth T. Stevens	$173,335
Richard Chin	160,000
L. Kevin Cox	173,335
Gordon McCallum	160,000
Mark Poole	173,335
Thomas O. Ryder	260,005
Robert W. Samuelson	173,335
Sung Won Suh	160,000

Total	$1,433,345

The executive officer table above does not include any “gross-up” payments for excise and related taxes that may be payable to Mr. Schulman in connection with a change in control under his employment agreement. In general, Section 4999 of the Code imposes a 20% excise tax on an executive officer on some payments made in connection with a change in control.

Annual and Mid-Term Incentive Plans

Some of the employees of Virgin Mobile USA (including the executive officers) participate in the Virgin Mobile USA 2009 Incentive Plan and the Virgin Mobile USA 2009 Mid-Term Incentive Plan. Under the merger agreement, Sprint Nextel has agreed to continue, or to cause the surviving corporation to continue, these incentive plans through the end of the current performance cycles ending on December 31, 2009 and to pay the bonuses, if any, earned for the current performance cycles pursuant to the terms and conditions set forth in the plans. However, the extent to which the applicable performance conditions for a bonus under the plans are met will be determined based on Virgin Mobile USA’s actual performance (adjusted in a manner reasonably acceptable to Sprint Nextel to eliminate the impact of costs relating to the negotiation, closing, transition and integration of the transactions contemplated by the merger agreement) through the end of the calendar month which ends on, or immediately precedes, the closing date of the merger and comparing the performance to Virgin Mobile USA’s targeted year-to-date performance goals through the end of that calendar month.

In addition, under the terms of the incentive plans, in the event of a participant’s termination of employment without cause or for good reason within a specified period following the consummation of the merger, the participant will remain entitled to receive bonus payments under the plans to the extent not previously paid, based on actual or targeted performance, as set forth under the plans.

New Employment Agreements

Amended and Restated Employment Agreement with Daniel H. Schulman, Sprint Nextel’s President — Prepaid

Contemporaneously with entering into the merger agreement on July 27, 2009, Sprint Nextel entered into an employment agreement with Mr. Schulman. Mr. Schulman’s employment agreement will become effective upon and subject to the completion of the merger and will supersede his current agreement with Virgin Mobile USA. Under the terms of the merger agreement, one of the conditions to Sprint Nextel’s obligations to effect the merger is that Mr. Schulman will not have rescinded his employment agreement with Sprint Nextel or advised Sprint Nextel that he is unwilling to continue employment following the effective time of the merger. The following is a summary of the terms of the employment agreement. This summary does not cover all of the provisions of the employment agreement.

Mr. Schulman’s employment agreement does not provide for a specified term, but instead provides that Mr. Schulman’s employment term will end upon a termination of his employment. Under his employment agreement, Mr. Schulman will receive an annual base salary equal to $750,000, subject to increases from time to time, as determined in the discretion of the compensation committee of Sprint Nextel’s board of directors. Mr. Schulman will also be eligible to earn short-term and long-term incentive awards for the 2009, 2010 and 2011 calendar years.

Mr. Schulman’s short-term and long-term incentives for 2009 will be based on the achievement of the performance goals set under the corresponding short-term and long-term Virgin Mobile USA incentive plans currently in effect except that the level of achievement will be determined at the effective time using year-to-date performance against year-to-date target.

Mr. Schulman’s short-term incentives for 2010 and 2011 will be based on the achievement of objectives set by the compensation committee of Sprint Nextel’s board of directors with input from Mr. Schulman, which objectives will be based on the criteria set forth in a schedule to the employment agreement, and on Mr. Schulman satisfying employment requirements at the end of 2010 and 2011, subject to exceptions set forth in the employment agreement. Mr. Schulman’s bonus for 2010 and for 2011 at target for each year is 125% of his annual base salary, and his maximum bonus is 250% of his annual base salary. Mr. Schulman’s long-term aggregate target incentive opportunity for 2010 and 2011 is $6,000,000, 25% of which will be awarded in restricted stock units granted under Sprint Nextel’s 2007 Omnibus Incentive Plan and will vest, subject to exceptions set forth in the employment agreement, based on Mr. Schulman satisfying employment requirements at the end of 2010 and 2011, and the balance of which will be awarded as performance-based awards subject to a maximum payout of 150% of the performance-based awards. These performance-based awards will be payable at the discretion of the compensation committee in cash or in shares of Sprint Nextel stock, granted under Sprint Nextel’s 2007 Omnibus

Incentive Plan and will vest, subject to exceptions set forth in the employment agreement, based on the achievement of performance objectives for 2010 and 2011 set by the compensation committee with input from Mr. Schulman, which objectives will be consistent with the criteria set forth in a schedule to the employment agreement, and on the satisfaction of an employment requirement at the end of 2011.

If Mr. Schulman’s employment is terminated by reason of death or disability or by Sprint Nextel without cause (as defined in his employment agreement) or Mr. Schulman resigns for good reason (as defined in his employment agreement), Mr. Schulman will generally be entitled to receive severance payments and benefits consisting of:

•	a lump sum payment equal to two times the sum of (1) his annual base salary in effect on the closing date of the merger and (2) his short-term target bonus amount for 2009;

•	a pro rata portion (based on actual performance) of the actual bonuses for any uncompleted measuring period that he would have been entitled to receive; and

•	full vesting of any unvested restricted stock units and a pro rata payment of his performance-based awards (based on actual performance), if any.

Mr. Schulman will have the shorter of two years or the remaining term of the option following any termination by Sprint Nextel without cause or resignation for good reason to exercise any vested stock options previously granted by Virgin Mobile USA, unless he breaches any of his restrictive covenant obligations under his employment agreement.

For purposes of Mr. Schulman’s employment agreement, except with respect to equity awards granted to Mr. Schulman after the effective time of the merger, good reason includes (in addition to customary constructive termination triggering events) either (1) a resignation by Mr. Schulman for any reason during a 30-day period commencing on the date that is six months after a change in control of Sprint Nextel, or (2) a resignation by Mr. Schulman for any reason during a 60-day period commencing on January 1, 2012.

If, within six months following the effective time of the merger, either (1) Mr. Schulman is still employed by Sprint Nextel or (2) his employment is terminated by reason of death, disability, by Sprint Nextel without cause or he resigns for good reason, all unvested equity awards previously granted to him by Virgin Mobile USA will fully vest and any restricted stock units will be distributed as provided in the applicable award agreements.

If, within 24 months of a change in control of Sprint Nextel, Mr. Schulman’s employment is terminated by reason of death, disability, by Sprint Nextel without cause or Mr. Schulman resigns for good reason, all unvested future equity awards granted before 2012 will fully vest, except that some awards subject to multiple levels of performance-vesting will vest based on required achievement, as established by Sprint Nextel’s compensation committee.

If, within six months prior to a change in control of Sprint Nextel and in anticipation of the change in control, Mr. Schulman’s employment is terminated by Sprint Nextel without cause or Mr. Schulman resigns for good reason, all unvested future equity awards granted before 2012 will fully vest as if the date of termination was immediately after the date of the change in control, but payment of the amounts will be made at that time as if a change in control had not occurred.

If Mr. Schulman’s employment is terminated under the terms of a mutually agreed succession plan with respect to the position of Sprint Nextel’s President — Prepaid prior to the occurrence of any of the events that constitute good reason, Mr. Schulman will generally be entitled to receive severance payments and benefits consisting of:

•	a lump sum payment equal to the sum of (1) his annual base salary in effect on the date of termination and (2) his target bonus amount for the year in which the termination occurs;

•	a pro rata portion of the actual bonuses for any uncompleted measuring period that he would have been entitled to receive; and

•	full vesting of any unvested restricted stock units and a pro rata payment of his performance-based awards, if any.

If any payments and/or benefits that Mr. Schulman is entitled to receive in connection with the merger between Virgin Mobile USA and Sprint Nextel give rise to an excise tax liability under Section 280G of the Code, Mr. Schulman is entitled to a gross-up payment in an amount equal to the lesser of (1) $5,000,000 and (2) the amount necessary so that after payment by Mr. Schulman of all federal, state and local taxes, he retains an amount of such payment from Sprint Nextel equal to the excise tax imposed upon these payments. If Mr. Schulman becomes subject to Section 280G excise tax liability in connection with a future change of control of Sprint Nextel, he will be entitled to gross-up rights equivalent to those provided to Sprint Nextel’s Chief Executive Officer.

Mr. Schulman’s employment agreement provides for customary protections of Sprint Nextel’s confidential information and intellectual property and provides that Mr. Schulman will not, during his employment term and for a period of one year following his period of employment, compete with Sprint Nextel or hire/solicit employees of Sprint Nextel.

Amended and Restated Employment Agreements with John D. Feehan, Jr., Peter Lurie and David R.J. Messenger

On September 3, 2009, Sprint Nextel entered into additional employment agreements with the following Virgin Mobile USA executive officers, each of which will become effective upon and is subject to the completion of the merger: John D. Feehan, Jr.; Peter Lurie; and David R.J. Messenger. The new employment agreements with Messrs. Feehan, Lurie and Messenger will each supersede and replace the executives’ current employment agreements with Virgin Mobile USA at the effective time of the merger. The following is a summary of the terms of the employment agreements. This summary does not cover all of the provisions of the employment agreements.

The employment agreements provide for an initial term commencing on the consummation of the merger and terminating on March 31, 2012, with automatic one-year renewal periods, unless either party provides notice of non-renewal. Under the employment agreements, the executives will each serve as a Senior Vice President and receive an annual base salary equal to $400,000, $400,000 and $375,000 for Messrs. Feehan, Messenger and Lurie, respectively, subject to increases from time to time. The executives will also be eligible to earn short-term and long-term incentive awards for the 2009, 2010 and 2011 calendar years.

The executives’ short-term and long-term incentives for 2009 will be based on the achievement of the performance goals set under the corresponding short-term and long-term Virgin Mobile USA incentive plans currently in effect except that the level of achievement will be determined at the effective time using year-to-date performance against year-to-date target.

The executives’ short-term incentives for 2010 and 2011 will be based on the achievement of objectives set by the compensation committee of Sprint Nextel’s board of directors with input from Sprint Nextel’s President — Prepaid, which objectives will be based on the criteria set forth in a schedule to the employment agreements. An executive’s bonus for 2010 and for 2011 at target for each year is 75% of his annual base salary, and his maximum bonus is 150% of his annual base salary subject to the executive satisfying the employment requirement set forth in his employment agreement, subject to exceptions set forth in the employment agreement. Each executive has a long-term aggregate target incentive opportunity for 2010 and 2011, which is $2,348,000, $2,348,000 and $1,898,000 for Messrs. Feehan, Messenger and Lurie, respectively, 25% of which will be awarded in restricted stock units granted under Sprint Nextel’s 2007 Omnibus Incentive Plan and will vest, subject to exceptions set forth in the employment agreement, based on the executives satisfying employment requirements at the end of 2010 and 2011 and the balance of which will be awarded as performance-based awards subject to a maximum payout of 150% of the performance-based awards. These performance-based awards will be payable at the discretion of the compensation committee in cash or in shares of Sprint Nextel stock, granted under Sprint Nextel’s 2007 Omnibus Incentive Plan and will vest, subject to exceptions set forth in the employment agreements, based on the achievement of performance objectives for 2010 and 2011 set by the compensation committee with input from the President — Prepaid, which objectives will be consistent with the criteria set forth in a schedule to the employment agreements, and on the satisfaction of an employment requirement at the end of 2011.

If an executive’s employment is terminated by reason of death or disability or by Sprint Nextel without cause (as defined in each employment agreement) or the executive resigns for good reason (as defined in each employment agreement), each executive will be entitled to receive severance payments and benefits consisting of:

•	payment of either (1) base salary in effect on the closing date of the merger and continued health, death and disability benefits, each for 12 months following the date of termination or (2) in the event the termination occurs within 12 months of the effective time of the merger or a subsequent change in control of Sprint Nextel, a lump sum amount equal to the executive’s annual base salary in effect on the closing date of the merger;

•	an amount equal to the executive’s target short-term bonus for 2009;

•	a pro rata portion (based upon actual performance) of the actual bonuses for any uncompleted measuring period (or, in the case of an executive’s mid-term bonus for 2009, full payment of the amounts payable pursuant to Virgin Mobile USA’s 2009 Mid-Term Incentive Plan);

•	full vesting of any outstanding equity awards held by the executive as of the effective time of the merger; and

•	full vesting of any unvested restricted stock units and a pro rata payment of performance-based awards (based upon actual performance), if any.

For purposes of each executive’s employment agreement, except with respect to equity awards granted after the effective time of the merger, good reason includes, in addition to customary constructive termination triggering events, a resignation by an executive for any reason during a 60-day period commencing on January 1, 2012 and for which at least 60 days’ prior written notice has been provided to Sprint Nextel.

If any payments and/or benefits that an executive is entitled to receive in connection with the merger with Virgin Mobile USA or any subsequent change of control of Sprint Nextel would subject the executive to an excise tax under Section 280G of the Code, the payments and/or benefits will be reduced to the extent necessary to avoid subjecting the executive to the excise tax, unless the executive determines that he would be in a better net-after-tax position without the reduction in payments and benefits, in which case there would be no reduction in payments and benefits.

Under the employment agreements, each executive reaffirms his obligations under his employment responsibilities agreement, previously entered into with Virgin Mobile USA, which contains customary restrictive covenants and a definition of “competition” which includes Sprint Nextel’s business.

Indemnification and Insurance of Virgin Mobile USA Directors and Executive Officers

The merger agreement provides that, following completion of the merger, Sprint Nextel will indemnify and hold harmless each present and former officer, director or employee of Virgin Mobile USA or any of its subsidiaries and any fiduciary under any Virgin Mobile USA benefit plan, determined as of the effective time of the merger, as provided in Virgin Mobile USA’s amended and restated certificate of incorporation, which we refer to as Virgin Mobile USA’s certificate of incorporation, and Virgin Mobile USA’s bylaws.

The merger agreement also provides that Sprint Nextel will obtain “tail” insurance policies with a claims period of six years from the completion of the merger from an insurance carrier with the same or better credit rating as Virgin Mobile USA’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance, which we refer to collectively as D&O insurance, for the persons covered by Virgin Mobile USA’s existing D&O insurance, with terms, conditions, retentions and levels of coverage at least as favorable as Virgin Mobile USA’s existing D&O insurance with respect to matters existing or occurring prior to the effective time of the merger (including in connection with the merger agreement and the actions contemplated thereby). See “The Merger Agreement — Other Covenants and Agreements — Indemnification and Insurance” for more information.

Board of Directors of Sprint Nextel Following Completion of the Merger

There are no changes to the composition of the Sprint Nextel board of directors contemplated in connection with the merger. Information about the current Sprint Nextel directors and executive officers can be found in the documents listed under “Where You Can Find More Information.”

Sprint Nextel’s Dividend Policy

In light of conditions in its business and financial markets, Sprint Nextel decided in early 2008 that it will not pay dividends for the foreseeable future, and Sprint Nextel did not declare any dividends on its shares in 2008 or to date in 2009. In addition, under Sprint Nextel’s revolving bank credit facility, Sprint Nextel is restricted from paying cash dividends unless its ratio of total indebtedness to trailing four quarters earnings before interest, taxes, depreciation and amortization and other non-cash gains or losses, such as goodwill impairment charges, is less than 2.5 to 1.0. Currently, Sprint Nextel is restricted from paying dividends due to this covenant.

Manner and Procedure for Exchanging Virgin Mobile USA Shares; No Fractional Shares

The conversion of Class A common stock, Class C common stock and preferred stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Prior to the effective time of the merger, Sprint Nextel will appoint Computershare Limited (or another commercial bank or trust company reasonably acceptable to Virgin Mobile USA) to act as the exchange agent, for the purpose of exchanging Virgin Mobile USA shares for the merger consideration. Simultaneously with or prior to the effective time of the merger, Sprint Nextel will deposit or cause to be deposited with the exchange agent book-entry shares of Sprint Nextel common stock representing the aggregate stock portion of the merger consideration payable to Virgin Mobile USA’s stockholders and a cash amount in immediately available funds sufficient to pay the aggregate cash in lieu of fractional shares portion of the merger consideration.

Promptly after the effective time of the merger, each holder of Virgin Mobile USA shares will receive a letter from Sprint Nextel indicating any documents that may be required from the holder and the number of shares of Sprint Nextel common stock and amount of cash in lieu of fractional shares, if any, that the holder will receive in exchange for the holder’s Virgin Mobile USA shares. Upon receipt of any required documents, holders of Virgin Mobile USA shares will automatically receive the merger consideration. The exchanged Virgin Mobile USA shares will then be canceled. The merger consideration paid to you will be reduced by any applicable tax withholding.

If the merger consideration is to be issued to a person other than the person in whose name the surrendered shares are registered, the surrendered shares must be properly endorsed or otherwise be in proper form for transfer (as determined by the exchange agent in its sole discretion) and the person requesting issuance of the merger consideration must have paid any required transfer taxes and other similar charges or established that no transfer taxes or other charges are applicable.

One year after the effective time of the merger, the surviving corporation will be entitled to require the exchange agent to deliver to it any shares of Sprint Nextel common stock and cash in lieu of fractional shares of Sprint Nextel common stock that were to be issued as merger consideration and remain unclaimed by holders of Virgin Mobile USA shares. Thereafter, all remaining holders of Virgin Mobile USA shares will be entitled to look to Sprint Nextel and the surviving corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the merger consideration issuable upon due surrender of their Virgin Mobile USA shares. None of Sprint Nextel, Virgin Mobile USA, Merger Sub, the surviving corporation or the exchange agent will be liable to any person in respect of any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

If any Virgin Mobile USA shares have not been surrendered prior to six years after the effective time of the merger, any merger consideration and other amounts payable will, to the extent permitted by applicable law, become the property of Sprint Nextel.

No dividends or other distributions with respect to shares of Sprint Nextel common stock issuable with respect to Virgin Mobile USA shares will be paid to a holder of any Virgin Mobile USA shares until the Virgin Mobile USA shares are surrendered in accordance with the procedures outlined above. Upon surrender, holders of shares of Sprint Nextel common stock received in exchange for Virgin Mobile USA shares will receive, without interest, the dividends or other distributions payable with respect to those shares of Sprint Nextel common stock with a record date on or after the date of the effective time of the merger but prior to surrender and a payment date on or prior to the date of the surrender and not previously paid.

Sprint Nextel will not issue any fractional shares of Sprint Nextel common stock in the merger. Instead, a Virgin Mobile USA stockholder who otherwise would have received a fraction of a share of Sprint Nextel common stock will receive an amount in cash rather than a fractional share. This cash amount will be determined by multiplying the fraction of a share of Sprint Nextel common stock to which the holder would otherwise be entitled by the per share closing price on the effective date of the merger, as reported on the Composite Tape of the NYSE.

Treatment of Virgin Mobile USA Stock Options and Other Equity-Based Awards

Stock Options.  Each Virgin Mobile USA stock option granted under the Omnibus Plan outstanding as of the effective time of the merger under which the option price to purchase a share of Virgin Mobile USA common stock exceeds the fair market value of a share of Virgin Mobile USA common stock immediately prior to the effective time of the merger will be canceled without payment or consideration pursuant to the terms of the Omnibus Plan as a result of the merger. Each other outstanding option will cease to represent a right to acquire shares of Virgin Mobile USA common stock and will be converted into an option to purchase a number of shares of Sprint Nextel common stock.

Other Equity-Based Awards.  Each Virgin Mobile USA stock-based award, all of which are either restricted stock unit awards or restricted stock awards, outstanding immediately prior to the effective time of the merger will be converted into an award with respect to a number of shares of Sprint Nextel common stock.

Some of the outstanding Virgin Mobile USA stock-based awards are subject to performance-based vesting requirements based on Virgin Mobile USA’s performance for 2009 and for 2010.

For more information on the basis for converting options and awards and the vesting of performance-based awards, see “The Merger Agreement — Treatment of Virgin Mobile USA Options and Other Equity-Based Awards.”

Voting Agreements and Other Transaction Agreements

The following summary and the summary under “— Interests of Certain Persons in the Merger — New Employment Agreements” above describe the material provisions of certain agreements that have been or will be entered into in connection with the completion of the merger. Some of these agreements are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part and are incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties to these agreements are governed by the express terms and conditions of the agreements and not by this summary. This summary may not contain all of the information about the agreements that may be important to you and is qualified in its entirety by reference to the complete text of the incorporated agreements. We encourage you to read the incorporated agreements carefully and in their entirety for a more complete understanding of these agreements.

Voting Agreements

In connection with the merger agreement, on July 27, 2009, Sprint Nextel entered into voting agreements with each of the Virgin Group and SK Telecom with respect to the Virgin Mobile USA shares beneficially owned by them.

The voting agreements were entered into as an inducement for Sprint Nextel to enter into the merger agreement. Under the voting agreements, the Virgin Group and SK Telecom have agreed to vote a portion of the Virgin Mobile USA shares owned by them that, when aggregated with the Virgin Mobile USA shares owned by Sprint Nextel, comprise approximately 40% of the outstanding voting power of Virgin Mobile USA as of July 27, 2009. The voting agreements are described in more detail below.

Under the Virgin Group voting agreement, the Virgin Group represented that as of July 27, 2009 it beneficially owned, within the meaning of Rule 13d-3 under the Exchange Act, 22,901,389 shares of Class A common stock, 115,062 shares of Class C common stock and 25,750 shares of preferred stock, which collectively represent approximately [ • ]% of the total voting power of Virgin Mobile USA as of the record date and are referred to as the Virgin Group subject shares.

Under the SK Telecom voting agreement, SK Telecom represented that as of July 27, 2009 it beneficially owned, within the meaning of Rule 13d-3 under the Exchange Act, 10,999,373 shares of Class A common stock, excluding 193,368 shares of Class A common stock beneficially owned by Helio, Inc. currently controlled by SK Telecom, and 25,750 shares of preferred stock, which, excluding the shares beneficially owned by Helio, Inc., collectively represent approximately [ • ]% of the total voting power of Virgin Mobile USA as of the record date and are referred to as the SK Telecom subject shares.

Agreement to Vote.  Under the voting agreements, each of the Virgin Group and SK Telecom has agreed that at the special meeting it will vote a number of its subject shares (in the case of the Virgin Group, the number constituting not less than 14,362,279 shares, or approximately [ • ]% of the total voting power of Virgin Mobile USA as of the record date, and in the case of SK Telecom, the number constituting not less than 7,735,790 shares, or approximately [ • ]% of the total voting power of Virgin Mobile USA as of the record date) that are entitled to vote, in each case:

•	in favor of the adoption of the merger agreement, approval of the merger or any other action of the stockholders of Virgin Mobile USA reasonably requested by Sprint Nextel in furtherance thereof;

•	against any action or agreement that is in opposition to, or competitive or inconsistent with, the merger or that would result in a breach of any covenant, representation or warranty of the Virgin Group or SK Telecom contained in the voting agreements;

•	against any other acquisition proposal; and

•	against any other action, agreement or transaction that would otherwise materially interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the merger or the other transactions contemplated by the merger agreement or the voting agreements or the performance by the Virgin Group or SK Telecom of its respective obligations under the voting agreements.

Restrictions.  Each of the voting agreements includes restrictions on the transfer of securities of Virgin Mobile USA held by the Virgin Group and SK Telecom, respectively, until the termination of the agreement, subject to exceptions. In addition, each of the Virgin Group and SK Telecom has agreed not to, and to cause its executive officers, directors and representatives not to, solicit, propose or recommend any other acquisition proposal.

Termination.  The voting agreements will terminate on the earlier to occur of the effective time of the merger and the date of termination of the merger agreement in accordance with its terms. In addition, each of the Virgin Group and SK Telecom has the right to terminate its respective voting agreement in the event of certain amendments to the merger agreement.

Payoff Agreement

On July 27, 2009, the Operating Partnership, Sprint Nextel, Virgin Entertainment and SK Telecom entered into the payoff agreement, pursuant to which, at the effective time of the merger, Sprint Nextel, on behalf of the Operating Partnership, will pay Virgin Entertainment and SK Telecom the amount necessary to pay off and terminate the obligations of the Operating Partnership under the subordinated credit agreement.

Payoff.  As of July 27, 2009, the payoff amount to Virgin Entertainment was $51,372,096.06 and the payoff amount to SK Telecom was $17,980,233.62. The total payoff amounts will be increased by the amount of any increase in principal or interest accrued and unpaid pursuant to the subordinated credit agreement and reduced by the amount of any payments or prepayments of the revolving loans for the account of Virgin Entertainment or SK Telecom, as applicable, pursuant to the subordinated credit agreement during the period between July 27, 2009 and ending prior to the effective time of the merger. Outstanding loans under the subordinated credit agreement bear interest at a Eurodollar rate (determined for a three-month period, and after giving effect to Eurodollar currency reserve requirements) plus an applicable margin of either 4.50% or 4.95% (determined based on Virgin Mobile USA’s consolidated leverage ratio), or 12% if the Eurodollar rate cannot be ascertained. This interest rate was 5.4225% and [ • ] as of July 27, 2009 and [ • ], 2009, respectively.

At the effective time of the merger, the payoff amounts will be paid by Sprint Nextel, on behalf of the Operating Partnership, in cash or, at the election of Sprint Nextel at least five business days prior to the effective time of the merger and subject to any tax withholding requirements, Sprint Nextel common stock. If Sprint Nextel elects to pay the payoff amounts in Sprint Nextel common stock, the number of shares will be determined by dividing the amount to be paid by the Average Parent Stock Price, rounded down to the nearest whole share. If payment of the payoff amount to a payee is subject to any applicable withholding tax, any payoff amount withheld and paid to the relevant taxing authority will be treated as having been paid to the payee. As an example, if the merger had been completed on [ • ], 2009 and Sprint Nextel had elected to pay the payoff amounts in Sprint Nextel common stock, Virgin Entertainment would have received [ • ] shares of Sprint Nextel common stock and SK Telecom would have received [ • ] shares of Sprint Nextel common stock. However, the Average Parent Stock Price to be used to determine the actual number of shares of Sprint Nextel common stock will be based on the period preceding the effective time of the merger and the payoff amounts will be determined as of the effective time of the merger. As a result, the actual number of shares of Sprint Nextel common stock to be issued will not be determined until immediately preceding the closing of the merger and may differ from the amounts specified above.

Termination.  Upon payment in full to Virgin Entertainment and SK Telecom of the payoff amounts:

•	all principal of and interest on all revolving loans and any fees thereon will be paid and satisfied in full and discharged, terminated and released;

•	any commitments to make loans to the Operating Partnership under the subordinated credit agreement will be terminated;

•	all security interests and other liens granted to or held by Virgin Entertainment and SK Telecom will be automatically satisfied, released and discharged;

•	all other obligations of the Operating Partnership contained in the subordinated credit agreement will be satisfied in full and automatically released and discharged; and

•	the subordinated credit agreement and all other related loan documents will be terminated and will be null and void and have no further force or effect.

Tax Receivable Termination Agreement

On July 27, 2009, Virgin Mobile USA, Sprint Nextel and the Virgin Group entered into the tax receivable termination agreement to effect a mutual release of the respective obligations of each party under the tax receivable agreement, dated as of October 16, 2007, between Virgin Mobile USA and the Virgin Group.

Termination.  Under the terms of the tax receivable termination agreement, on the first business day that is at least two days after the effective time of the merger, Sprint Nextel will contribute to Virgin Mobile USA, and Virgin Mobile USA will pay to the Virgin Group, $48,750,000 (reduced by any amounts previously paid by Virgin Mobile USA to the Virgin Group under the tax receivable agreement) in cash or, at the election of Sprint Nextel at least five business days prior to the effective time of the merger, Sprint Nextel common stock. If Sprint Nextel elects to pay the amount due in Sprint Nextel common stock, the number of shares will be determined by dividing the amount to be paid by the Average Parent Stock Price, rounded down to the nearest whole share. As an example, if the merger had been completed on [ • ], 2009 and Sprint Nextel had elected to pay the amount due in Sprint Nextel common stock, the Virgin Group would have received [ • ] shares of Sprint Nextel common stock. However, the Average Parent Stock Price to be used to determine the actual number of shares of Sprint Nextel common stock will be based on the period preceding the effective time of the merger and the amount due under the tax receivable termination agreement will not be determined until that time. As a result, the actual number of shares of Sprint Nextel common stock to be issued will not be determined until the closing of the merger and may differ from the amount specified above.

Mutual Release.  Upon payment in full to the Virgin Group of the termination amount and the termination of the tax receivable agreement, Virgin Mobile USA and the Virgin Group will be deemed for all purposes to have been fully released, discharged and waived against each other with respect to any and all claims in connection with the tax receivable agreement.

Amended Trademark License Agreement

On July 27, 2009, Virgin Enterprises and the Operating Partnership entered into the amended trademark license agreement, to be effective as of the effective time of the merger, in order to modify the parties’ amended and restated trademark license agreement dated October 16, 2007. Set forth below is a summary of the terms of the amended trademark license agreement, which will be effective upon the completion of the merger.

Trademark License.  Virgin Enterprises will grant to the Operating Partnership an exclusive license to use the “Virgin Mobile” name, along with certain related marks and domain names, in the United States, U.S. Virgin Islands and Puerto Rico, which we refer to as the Territory, in relation to wireless services (and certain related content, applications and services) and wireless devices. Virgin Enterprises will retain the right to use or license other “Virgin” marks in the Territory, except in connection with wireless services or devices or activities exclusively licensed to the Operating Partnership and subject to the rights of first refusal described below.

Right of First Refusal.  If (1) Virgin Enterprises receives an offer from certain third parties for adjacent services (which are generally defined as replacements or reasonable substitutes for wireless services or wireless devices) or (2) Virgin Enterprises (or its affiliate) wishes to sell or receives an offer from certain third parties to sell ancillary wireless devices (which are generally defined as devices that include access to wireless services but whose primary purpose or functionality is not, and is not reliant upon, such access), in each case, Virgin Enterprises will first offer the Operating Partnership a right of first refusal with respect to these services or devices. The parties will have an exclusive 60-day period to reach an agreement, after which Virgin Enterprises may, with respect to adjacent services, negotiate with the third party to sell adjacent services or, with respect to ancillary wireless devices, sell the ancillary wireless devices itself or negotiate with the third party to sell ancillary wireless devices.

Content/Applications.  If Virgin Enterprises or any of its licensees offers any wireless carrier in the Territory any content, applications or services covered by the amended trademark license agreement, it will (or will use commercially reasonable efforts to cause its licensee to) offer the Operating Partnership the same items on substantially similar terms. Further, Virgin Enterprises and its licensees will not offer any content, applications or services covered by the amended trademark license agreement exclusively to any other wireless carrier.

Term.  The amended trademark license agreement’s first term extends through the end of 2021 and will renew for a second term through the end of 2026, unless the Operating Partnership, at its discretion, provides notice of non-renewal prior to 2020. The amended trademark license agreement will then renew for a renewal period of 20 years to the end of 2046, unless:

•	the Operating Partnership, at its discretion, provides notice of non-renewal before the end of 2024; or

•	(1) Virgin Enterprises, at its discretion, provides notice of non-renewal on or before April 1, 2025, and (2) the Operating Partnership has less than 2,000,000 wireless customers and gross sales of less than $800 million for the calendar year 2024.

From 2027 through 2046, the amended trademark license agreement will automatically renew every five years, unless:

•	the Operating Partnership, at its discretion, provides notice of non-renewal before the end of the third year of the then-current five-year period; or

•	(1) Virgin Enterprises at its discretion, provides notice of non-renewal before the end of the third year of the then-current five-year period, and (2) the Operating Partnership has less than 2,000,000 wireless customers and gross sales of less than $800 million for the second year of the then-current five-year period.

The amended trademark license agreement provides for a phase out process that will apply if a party elects to terminate the agreement.

Termination.  Either party may terminate the amended trademark license agreement if the other party:

•	fails to cure a non-payment after 30 days (or other material breach after 60 days);

•	ceases to do business as a going concern;

•	is unable to pay its debts; or

•	enters into bankruptcy.

Further, Virgin Enterprises may terminate the amended trademark license agreement, effective 24 months after receipt of notice of termination by the Operating Partnership, if (1) Sprint Nextel divests or sells the Operating Partnership or (2) the Operating Partnership fails to meet certain criteria for using and promoting the “Virgin Mobile” name and has less than an annual mean of 2,000,000 wireless customers.

Royalties.  Virgin Enterprises will be entitled to be paid the following royalties:

•	for the first term through 2021, $12.7 million at the effective time of the merger, in cash or, at the election of Sprint Nextel at least five business days prior to the effective time of the merger, Sprint Nextel common stock (if Sprint Nextel elects to pay the amounts due in Sprint Nextel common stock, the number of shares will be determined by dividing the amount to be paid by the Average Parent Stock Price, rounded down to the nearest whole share);

•	for the second term through 2026, $10 million (to be adjusted for inflation) in 2022, in cash; and

•	for each five-year term after 2026, a scheduled prepaid royalty based on the Operating Partnership’s gross sales under the “Virgin Mobile” brand in the calendar year immediately preceding the term.

With respect to the payment of $12.7 million for the first term through 2021, as an example, if the merger had been completed on [ • ], 2009 and Sprint Nextel had elected to pay the amount due in Sprint Nextel common stock, Virgin Enterprises would have received [ • ] shares of Sprint Nextel common stock. However, the Average Parent Stock Price to be used to determine the actual number of shares of Sprint Nextel common stock will be based on the period preceding the effective time of the merger. As a result, the actual number of shares of Sprint Nextel common stock to be issued will not be determined until immediately preceding the closing of the merger and may differ from the amount specified above.

Additional Royalties.  From 2009 through 2025, if the Operating Partnership averages more than 10 million wireless customers in any calendar year, the Operating Partnership will be required to pay an additional $0.50 royalty for each customer over 10 million (to be adjusted for inflation, with a $0.70 cap). After 2027, if either party terminates the renewal term, the Operating Partnership will be required to pay an additional royalty for the last two years of the then-current five-year term, if the Operating Partnership’s gross sales during the term exceed a defined threshold, of 0.25% of gross sales in excess of the threshold.

Assignment/Sublicensing.  The Operating Partnership will be permitted to assign the amended trademark license agreement to an affiliate or to a successor or purchaser of Sprint Nextel, and may sublicense the amended trademark license agreement to retailers, as required for the Operating Partnership to operate its business in the ordinary course, to certain operators of wireless networks and certain other third parties.

Regulatory Approvals Required for the Merger

Sprint Nextel and Virgin Mobile USA have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. Sprint Nextel and Virgin Mobile USA have filed the required notification under the HSR Act with the FTC and the DOJ and have received early termination of the waiting period under the HSR Act from the FTC and DOJ. Virgin Mobile USA and Sprint Nextel have jointly filed transfer of control applications with the FCC with respect to the international Section 214 authorizations held by Virgin Mobile USA through its Operating Partnership and the operating subsidiaries of Helio LLC under the Communications Act. The FCC’s approval of these authorizations is required as a result of the merger. The transfer of control applications for the international Section 214 authorizations with respect to the provision of global or limited global international resold services by the Operating Partnership and global or limited global international facilities-based and resold services by the operating subsidiaries of Helio LLC were filed on August 12, 2009 and August 20, 2009, respectively. The FCC approved these authorizations effective September 11, 2009. In addition, Virgin Mobile USA and Sprint Nextel have made filings in some state jurisdictions in connection with the merger but believe that none of these filings are material.

Expected Timing of the Merger

Virgin Mobile USA and Sprint Nextel currently expect to complete the merger in the fourth quarter of 2009 or the first quarter of 2010, subject to receipt of Virgin Mobile USA stockholder approval, governmental and regulatory approvals and the satisfaction or waiver of other closing conditions. However, no assurance can be given as to when, or if, the merger will occur. If the merger has not been completed by March 31, 2010, either Sprint Nextel or Virgin Mobile USA may terminate the merger agreement (so long as the party terminating is not in breach of its obligations under the merger agreement).

No Sprint Nextel Stockholder Approval

Sprint Nextel stockholders are not required to adopt the merger agreement or approve the merger or the issuance of shares of Sprint Nextel common stock in connection with the merger.

Merger Expenses, Fees and Costs

Generally, all expenses incurred in connection with the merger agreement and related transactions will be paid by the party incurring the expense. Virgin Mobile USA will bear the expenses incurred in connection with the filing, printing and mailing of this proxy statement. Under the merger agreement, termination fees are payable by Virgin Mobile USA if the merger agreement is terminated under certain circumstances. See “The Merger Agreement — Termination Fee Payable by Virgin Mobile USA” for more information.

Accounting Treatment

As a result of the proposed merger, Sprint Nextel will own all outstanding Virgin Mobile USA shares. Consequently, Sprint Nextel’s accounting for the purchase of Virgin Mobile USA will include adjusting each asset and liability of Virgin Mobile USA to fair value and consolidating Virgin Mobile USA’s assets, liabilities and operations with those of Sprint Nextel.

The cost of the purchase will be based on the fair value (with reference to the Sprint Nextel share price at the acquisition date) of the Sprint Nextel common stock issued and cash paid to Virgin Mobile USA stockholders and others plus the fair value of Sprint Nextel’s historical interest in Virgin Mobile USA. In the Sprint Nextel consolidated financial statements, the cost of the purchase will be allocated to the Virgin Mobile USA assets acquired and liabilities assumed, based on their estimated fair values at the acquisition date, with any excess of the costs over the amounts allocated being recognized as goodwill. As a result, Sprint Nextel’s carrying value of the assets acquired and liabilities assumed in connection with the merger may be substantially different from the former carrying values.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion sets forth the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Virgin Mobile USA shares that exchange their Virgin Mobile USA shares for Sprint Nextel common stock in the merger.

This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. This discussion is based upon the Code, the Treasury regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date hereof. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those holders of Virgin Mobile USA shares that hold their shares as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of Virgin Mobile USA shares in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the U.S. federal income tax laws, including, without limitation a holder that is:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity for U.S. federal income tax purposes;

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects the mark-to-market method of accounting;

•	a holder of Virgin Mobile USA shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Virgin Mobile USA shares that received Virgin Mobile USA shares through the exercise of an employee stock option, pursuant to a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of Virgin Mobile USA shares that holds Virgin Mobile USA shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a U.S. expatriate; or

•	a holder of more than 5% of the outstanding stock of Virgin Mobile USA.

The determination of the actual tax consequences of the merger to a holder of Virgin Mobile USA shares will depend on the holder’s specific situation. Holders of Virgin Mobile USA shares should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Virgin Mobile USA shares that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) a trust if (x) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or (4) an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Virgin Mobile USA shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in a partnership should consult their tax advisors about the tax consequences of the merger to them.

The completion of the merger is conditioned on, among other things, the receipt by Virgin Mobile USA of a tax opinion from Simpson Thacher & Bartlett LLP, dated as of the closing date of the merger, that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. This opinion will be based on certain customary assumptions and representations provided by Sprint Nextel and Virgin Mobile USA. This tax opinion will not be binding on the IRS. Neither Virgin Mobile USA nor Sprint Nextel intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which the opinion described above is based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Assuming that the merger is completed according to the terms of the merger agreement and based upon facts, factual representations and assumptions contained in the representation letters provided by Sprint Nextel and Virgin Mobile USA, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the assumptions and qualifications contained in their respective opinions, it is the opinion of each of King & Spalding LLP, counsel to Sprint Nextel, and Simpson Thacher & Bartlett LLP, counsel to Virgin Mobile USA, that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.

As a result of the merger qualifying as a reorganization within the meaning of Section 368(a) of the Code:

•	you will not recognize gain or loss when you exchange your Virgin Mobile USA shares for Sprint Nextel common stock, except with respect to any cash received in lieu of a fractional share of Sprint Nextel common stock (as discussed below);

•	your aggregate tax basis in the Sprint Nextel common stock that you receive in the merger (including any fractional share interest you are deemed to receive and exchange for cash) will equal your aggregate tax basis in the Virgin Mobile USA shares you surrender; and

•	your holding period for the Sprint Nextel common stock that you receive in the merger will include your holding period for the shares of Virgin Mobile USA shares that you surrender in the exchange.

If you acquired different blocks of Virgin Mobile USA shares at different times and at different prices, your tax basis and holding period in your Sprint Nextel common stock may be determined with reference to each block of Virgin Mobile USA shares.

Cash in Lieu of Fractional Shares.  You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of Sprint Nextel common stock equal to the difference between the amount of cash received and the tax basis allocated to the fractional share. Any gain or loss will constitute long-term capital gain or loss if your holding period in Virgin Mobile USA shares surrendered in the merger is greater than one year as of the date of the merger.

Backup Withholding.  If you are a non-corporate holder of Virgin Mobile USA shares, you may be subject to information reporting and backup withholding on any cash payments received in lieu of a fractional share of Sprint Nextel common stock. You will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter to be delivered to you following the completion of the merger; or

•	otherwise establish an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the IRS.

Reporting Requirements.  If you receive Sprint Nextel common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

This summary of the material U.S. federal income tax consequences of the merger to holders of Virgin Mobile USA shares is for general information only and is not tax advice. The determination of the actual tax consequences of the merger to a holder of Virgin Mobile USA shares will depend on the holder’s specific situation. Holders of Virgin Mobile USA shares should consult their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

No Appraisal Rights

Under Delaware law, stockholders of Virgin Mobile USA do not have any “dissenters’ rights” or rights to an appraisal of the value of their shares in connection with the merger.

Stock Exchange Listing of Sprint Nextel Common Stock and Delisting and Deregistration of Class A Common Stock

Application will be made to have the shares of Sprint Nextel common stock to be issued in connection with the merger approved for listing on the NYSE, where the Sprint Nextel common stock is currently traded. If the merger is consummated, the Virgin Mobile USA Class A common stock will no longer be listed on the NYSE and will be deregistered under the Exchange Act.

Litigation Relating to the Merger

Since the announcement on July 28, 2009 of the signing of the merger agreement, seven putative shareholder class action lawsuits related to the merger have been filed, two in federal court in the District of New Jersey and five in the Superior Court of New Jersey. The complaints are captioned as follows: Seymour v. Schulman, et al., No. C-16019-09 (N.J. Super. Law Div. Warren County) (in the process of being transferred to the chancery division); Fay v. Virgin Mobile USA, Inc., et al., No. C-16019-09 (N.J. Super. Chan. Div. Warren County); Kerdman v. Schulman, et al., No. C-12062-09 (N.J. Super. Chan. Div. Somerset County); Johnson v. Virgin Mobile USA, Inc. et al., No. C-16022-09 (N.J. Super. Chan. Div. Warrant County); Rida v. Schulman, et al., No. 3:09-cv-03923-MLC-TJB (D.N.J.); and Seymour v. Schulman, et al., No. 3:09-cv-03847-JAP-LHG (D.N.J). By order dated August 13, 2009, the Rida complaint was dismissed for lack of jurisdiction and refiled on August 18, 2009 in the Superior Court of New Jersey as Rida v. Schulman, et al., No. C-016021-09 (N.J. Super., Chan. Div. Warren County).

All of the complaints name as defendants Virgin Mobile USA and the members of the Virgin Mobile USA board of directors, which we refer to as the individual defendants. Four of the complaints additionally name Sprint Nextel, and two of those complaints also name Sprint Mozart, as defendants. The lawsuits generally allege, among other things, that the consideration agreed to in the merger agreement is inadequate and unfair to the Virgin Mobile USA stockholders and that the individual defendants (and, in some cases, Virgin Mobile USA) breached their fiduciary duties in approving the merger agreement and pursuing the merger as described therein by failing to maximize shareholder value, by conducting an unfair sale process, and by otherwise putting the personal interests of certain Virgin Mobile USA directors ahead of the interests of the stockholders. Several of the lawsuits also allege aiding and abetting against Virgin Mobile USA and Sprint Nextel with respect to the alleged breach of fiduciary duties by the individual defendants (and, in some cases, Virgin Mobile USA and Sprint Nextel). The lawsuits seek, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms, monetary damages and attorneys’ fees and costs.

On October 6, 2009, Virgin Mobile USA, the members of its board of directors, Sprint Nextel and Sprint Mozart entered into a memorandum of understanding with the plaintiffs in the state cases reflecting an agreement in principle to settle the cases based on their agreement to include in this proxy statement/ prospectus certain additional disclosures relating to the transaction. Virgin Mobile USA, the members of its board of directors, Sprint Nextel and Sprint Mozart each deny that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts alleged in the complaints, and expressly maintain that they diligently and scrupulously complied with their fiduciary and legal duties. Virgin Mobile USA, the members of its board of directors, Sprint Nextel and Sprint Mozart believe the lawsuits are without merit, and they entered into the memorandum of understanding solely to avoid the risk of delaying the merger and to minimize the expense of litigation. The memorandum of understanding is subject to customary conditions including the completion of appropriate settlement documentation, completion of due diligence to confirm the fairness of the settlement, approval by the Superior Court of New Jersey, and consummation of the merger. Also on October 6, 2009, the parties to the memorandum of understanding agreed that the remaining federal lawsuit would be voluntarily dismissed by the plaintiffs in that case.

If the settlement is consummated, the state cases will be dismissed with prejudice and the defendants and other released persons will receive from or on behalf of all of Virgin Mobile USA’s non-affiliated public stockholders who held Virgin Mobile USA’s common stock at any time from July 28, 2009 through the date of the consummation of the merger a release of all claims relating to the merger, the merger agreement and the transactions contemplated therein, and the disclosures made in connection therewith. Members of the purported plaintiff class will be sent notice of the proposed settlement, and a hearing date before the Superior Court of New Jersey will be scheduled regarding, among other things, approval of the proposed settlement and any application by plaintiffs’ counsel for an award of attorneys’ fees and expenses.

In addition, on September 10, 2009, a complaint was filed against Sprint Nextel by three subsidiaries of iPCS, Inc., captioned as iPCS Wireless, Inc. et al. v. Sprint Nextel Corporation, et al., No. CH-32574 (I.L. Chan. Div. Cook County). The complaint claims, among other things, that the merger would breach certain exclusivity provisions under iPCS’ subsidiaries’ management agreements with Sprint Nextel and seeks, among other things, to enjoin the closing of the merger until the merger complies with the terms of such management agreements. Sprint Nextel believes that this lawsuit is without merit and intends to vigorously defend it.

THE MERGER AGREEMENT

The following summary describes material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. You are urged to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

The merger agreement summary below is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information regarding Virgin Mobile USA, Sprint Nextel or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information.”

The representations, warranties and covenants contained in the merger agreement and described in this proxy statement/prospectus were made only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments, were made solely for the benefit of the parties to the merger agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures, for the purposes of allocating risk between parties to the merger agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you, by other investors or under federal securities laws. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time. The representations and warranties contained in the merger agreement do not survive the effective time of the merger and therefore cannot be the basis for any claims among the parties to the merger agreement after the closing, nor will the parties to the merger agreement be able to assert the inaccuracy of the representations and warranties as a basis for refusing to close except as described below under “— Conditions to Completion of the Merger.” Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Virgin Mobile USA, Sprint Nextel or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement since they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules, which subsequent information may or may not be fully reflected in public disclosures by Virgin Mobile USA and Sprint Nextel.

The Merger

Each of the Virgin Mobile USA board of directors and the Sprint Nextel board of directors has approved the merger agreement, which provides for the merger of Merger Sub with and into Virgin Mobile USA upon the terms, and subject to the conditions, of the merger agreement. Virgin Mobile USA will be the surviving corporation in the merger and, following the merger, will be a wholly-owned subsidiary of Sprint Nextel. Upon consummation of the merger, the directors of Merger Sub will be the initial directors of the surviving corporation and the initial officers of the surviving corporation will be officers designated by Sprint Nextel prior to the merger.

Closing

Under the terms of the merger agreement, the closing of the merger will occur on the third business day following the satisfaction or, subject to applicable law, waiver of the conditions to closing (other than conditions that by their terms are not to be satisfied until the closing of the merger, but subject to fulfillment or waiver of those conditions at the closing).

Effective Time

At the closing of the merger, Virgin Mobile USA will file a certificate of merger with the Secretary of State of Delaware. The merger will become effective when the certificate of merger is filed with the Secretary of State of the State of Delaware or at a later time as agreed to by Sprint Nextel and Virgin Mobile USA and set forth in the certificate of merger.

Merger Consideration

Common Stock

At the effective time of the merger, each share of Virgin Mobile USA common stock except for shares held by Sprint Nextel and its wholly-owned subsidiaries (which will be canceled as a result of the merger) and shares held directly or indirectly by the Virgin Group or SK Telecom (which will be converted into a number of shares of Sprint Nextel common stock as described below), will be converted into the right to receive, subject to adjustments as described below, that number of shares of Sprint Nextel common stock as determined by the exchange ratio. The exchange ratio will be equal to the number determined by dividing $5.50 by the average of the closing prices of Sprint Nextel common stock as reported on the Composite Tape of the NYSE for the ten trading days ending on the second trading day immediately preceding the effective time of the merger. However, in no event will the exchange ratio be less than 1.0630 or greater than 1.3688. Therefore, the value of the shares of Sprint Nextel common stock received by Virgin Mobile USA stockholders in the merger will depend on the market price of Sprint Nextel common stock at the time the merger is completed.

Each share of Virgin Mobile USA common stock held by the Virgin Group will be converted into the right to receive that number of shares of Sprint Nextel common stock equal to the product of the exchange ratio and 93.09%. Each share of Virgin Mobile USA common stock held by SK Telecom will be converted into the right to receive that number of shares of Sprint Nextel common stock equal to the product of the exchange ratio and 89.84%.

All shares of Class B common stock and shares held in the treasury of Virgin Mobile USA will be canceled at the effective time of the merger, without any consideration paid to the holders of these shares.

Preferred Stock

Each share of preferred stock issued and outstanding immediately prior to the effective time of the merger and held directly or indirectly by the Virgin Group and SK Telecom will be converted into the right to receive that number of shares of Sprint Nextel common stock equal to the product of:

•	the number of shares of Virgin Mobile USA Class A common stock into which each share of preferred stock is convertible; and

•	the exchange ratio multiplied by, in the case of the Virgin Group, 93.09% and, in the case of SK Telecom, 89.84%.

Adjustments

Sprint Nextel will not issue any fractional shares of Sprint Nextel common stock in the merger. Instead, a Virgin Mobile USA stockholder who otherwise would have received a fraction of a share of Sprint Nextel common stock will receive an amount in cash. This cash amount will be determined by multiplying the fraction of a share of Sprint Nextel common stock to which the holder would otherwise be entitled by the per share closing price on the effective date of the merger, as reported on the Composite Tape of the NYSE.

If the number of shares of Sprint Nextel common stock changes before the merger is completed because of a reclassification, recapitalization, stock split, combination, exchange or readjustment of shares, or any dividend thereon with a record date within this period, the exchange ratio will be adjusted so that the holders of Virgin Mobile USA common stock will be provided with the same economic effect.

At the time of the execution of the merger agreement, the number of shares of Sprint Nextel common stock expected to be issued in the merger constituted less than 20% of Sprint Nextel’s outstanding shares of common stock. A vote by Virgin Mobile USA stockholders for the adoption of the merger agreement constitutes approval of the merger whether or not the exchange ratio is adjusted as described above.

Treatment of Virgin Mobile USA Stock Options and Other Equity-Based Awards

Stock Options.  Each Virgin Mobile USA stock option granted under the Omnibus Plan outstanding as of the effective time of the merger under which the option price to purchase a share of Virgin Mobile USA common stock exceeds the fair market value of a share of Class A common stock immediately prior to the effective time of the merger will be canceled without payment or consideration pursuant to the terms of the Omnibus Plan as a result of the merger. Each other outstanding option will cease to represent a right to acquire shares of Class A common stock and be converted into an option to purchase a number of shares of Sprint Nextel common stock equal to the product of the number of shares of Class A common stock subject to the Virgin Mobile USA stock option and the exchange ratio. Any resulting fractional shares will be rounded down to the nearest whole share. The exercise price per share of Sprint Nextel common stock under each converted stock option will be equal to the exercise price per share under the Virgin Mobile USA stock option prior to conversion divided by the exchange ratio, rounded up to the nearest cent. The duration and other terms of each converted stock option, after giving effect to any rights resulting exclusively from the merger and pursuant to the Omnibus Plan, and the award agreements under the plan and any applicable employment agreement, will be the same as the applicable Virgin Mobile USA stock option.

Other Equity-Based Awards.  Each Virgin Mobile USA stock-based award, all of which are either restricted stock unit awards or restricted stock awards, outstanding immediately prior to the effective time of the merger will be converted into an award with respect to a number of shares of Sprint Nextel common stock equal to the product of the number of shares of Class A common stock subject to the Virgin Mobile USA stock-based award and the exchange ratio. Any resulting fractional shares will be rounded down to the nearest whole share. After giving effect to any rights resulting exclusively from the merger and pursuant to the Omnibus Plan, the award agreement under the plan and any applicable employment agreement, converted stock-based awards otherwise will remain subject to the terms of the Omnibus Plan and the agreements or letters evidencing grants under the plan.

Some of the outstanding Virgin Mobile USA stock-based awards are subject to performance-based vesting requirements based on Virgin Mobile USA’s performance for 2009 and for 2010.

•	2009 Performance Requirements — For converted Virgin Mobile USA stock-based awards with performance-based vesting requirements linked to calendar year 2009 performance, the determination of whether the applicable performance requirements have been met will be made based on Virgin Mobile USA’s actual performance through the end of the calendar month that ends on, or immediately precedes, the closing date of the merger and comparing this performance to the pro rata portion of the applicable annual performance target for the Virgin Mobile USA stock-based award based on the number of months in 2009 completed on or prior to the closing date of the merger. This performance will be adjusted in a manner reasonably acceptable to Sprint Nextel to eliminate the impact of costs relating to the negotiation, closing, transition and integration of the transactions contemplated by the merger agreement.

•	2010 Performance Requirements — For converted Virgin Mobile USA stock-based awards with performance-based vesting linked to calendar year 2010 performance, the performance requirements will be deemed satisfied in full as of December 31, 2010 without regard to the actual performance by either Virgin Mobile USA or Sprint Nextel.

Except as described above with respect to the performance-based vesting requirements for 2009 and 2010 related to Virgin Mobile USA stock-based awards, Virgin Mobile USA will not exercise its discretion under the Omnibus Plan to accelerate the vesting or eliminate the performance requirements related to any company stock options or stock-based awards or make any payments with respect to the stock options that are cancelled pursuant to the terms of the Omnibus Plan.

Surrender and Conversion of Shares

The conversion of Virgin Mobile USA common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. For a description of the manner and procedure for exchanging Virgin Mobile USA shares for the merger consideration, see “The Merger — Manner and Procedure for Exchanging Virgin Mobile USA Shares; No Fractional Shares.”

Representations and Warranties

The merger agreement contains representations and warranties by Virgin Mobile USA, subject in some cases to specified exceptions and qualifications, relating to a number of matters, including the following:

•	the organization, valid existence, good standing and qualification to do business of Virgin Mobile USA and its subsidiaries;

•	the certificates of incorporation and bylaws (or equivalent organizational documents) of Virgin Mobile USA and its subsidiaries;

•	the capitalization of Virgin Mobile USA;

•	the corporate authority of Virgin Mobile USA and the Operating Partnership, to enter into and perform the obligations contemplated by the merger agreement and each of the other transaction agreements, enforceability of the merger agreement and the other transaction agreements, approval of the merger agreement and other transaction agreements by the Virgin Mobile USA board of directors and voting requirements to consummate the merger and the other transactions contemplated by the merger agreement;

•	the absence of conflicts with, or violations of, organizational documents, other contracts and applicable laws, in each case, as a result of the merger;

•	required governmental filings and consents;

•	compliance with applicable laws;

•	the timely filing and accuracy of filings with the SEC since January 1, 2007, conformance with GAAP, compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the applicable listing and corporate governance rules and regulations of the NYSE, establishment of internal controls over financial reporting and disclosure controls, proper disclosure to the auditor and the audit committee and the absence of certain undisclosed liabilities;

•	the absence of certain changes or events since December 31, 2008, including any change, event or occurrence which has had, or would, individually or in the aggregate, reasonably be expected to have, a material adverse effect (as described below);

•	the absence of certain legal proceedings (pending or threatened) and orders;

•	employment and labor matters affecting Virgin Mobile USA and its subsidiaries, including matters relating to their employee benefit plans;

•	matters with respect to insurance policies;

•	title to, or leasehold interest in, properties and assets;

•	tax matters;

•	accuracy of information supplied by Virgin Mobile USA for inclusion in this proxy statement/prospectus and the registration statement of which it forms a part;

•	the delivery of a fairness opinion from Deutsche Bank to the Virgin Mobile USA board of directors and fees payable to the financial advisors in connection with the merger;

•	brokers’ fees payable in connection with the merger;

•	compliance with takeover and anti-takeover statutes and regulations;

•	intellectual property matters;

•	environmental matters;

•	matters with respect to material contracts, including contracts that contain covenants binding upon Virgin Mobile USA and its subsidiaries, contracts that would prevent, materially delay or materially impede Virgin Mobile USA’s ability to consummate the merger, contracts in excess of $1 million related to the borrowing of money or any guarantee, and contracts that restrict pricing; and

•	the absence of certain related party transactions.

The merger agreement contains representations and warranties by Sprint Nextel and Merger Sub, subject in some cases to specified exceptions and qualifications, relating to a number of matters, including the following:

•	the organization, valid existence, good standing and qualification to do business of Sprint Nextel and Merger Sub;

•	the capitalization of Sprint Nextel;

•	the corporate authority of Sprint Nextel and Merger Sub to enter into and perform the obligations contemplated by the merger agreement and each of the other transaction agreements, as well as the enforceability of the merger agreement and the other transaction agreements;

•	the absence of conflicts with, or violations of, organizational documents, other contracts and applicable laws, in each case, as a result of the merger;

•	required governmental filings and consents;

•	the timely filing and accuracy of filings with the SEC since January 1, 2007, conformance with GAAP, compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the applicable listing and corporate governance rules and regulations of the NYSE, establishment of disclosure controls, proper disclosure to the auditor and the audit committee and the absence of certain undisclosed liabilities;

•	the absence of certain changes or events since December 31, 2008, including any change, event or occurrence which has had, or would, individually or in the aggregate, reasonably be expected to have, a material adverse effect (as described below);

•	the absence of certain legal proceedings (pending or threatened) and orders;

•	the absence of certain liabilities under the Employee Retirement Income Security Act of 1974, as amended;

•	the accuracy of information supplied by Sprint Nextel or Merger Sub for inclusion in this proxy statement/prospectus and the registration statement of which it forms a part;

•	brokers’ fees payable in connection with the merger;

•	the activities of Merger Sub;

•	the ownership of Virgin Mobile USA capital stock and limited partnership interests in the Operating Partnership by Sprint Nextel; and

•	that no vote of the stockholders of Sprint Nextel is required in connection with the merger agreement or the transactions contemplated thereby.

Many of the representations and warranties of Virgin Mobile USA and Sprint Nextel are qualified by a material adverse effect standard. For purposes of the merger agreement, “material adverse effect,” with respect to either party, is defined to mean any change, event or effect that has occurred or been threatened that, when taken together with all other adverse changes, events or effects that have occurred or been threatened, (1) is or would reasonably be expected to be materially adverse to the business, operations, financial condition, assets or liabilities of that party and its subsidiaries taken as a whole, or (2) does, or would reasonably be expected to, prevent or materially delay the performance by that party of any of its obligations under the merger agreement and the other transaction agreements or the consummation of the merger or the other transactions contemplated by the merger agreement and the other transaction agreements. With respect to clause (1) of the preceding sentence, a material adverse effect will be deemed not to include effects to the extent resulting from:

•	changes in general economic, financial market or geopolitical conditions (excluding changes, effects or circumstances that do not affect that party or its subsidiaries disproportionately relative to other companies operating in the same industry);

•	general changes or developments in any of the industries in which that party or its subsidiaries operate (excluding changes, effects or circumstances that do not affect that party or its subsidiaries disproportionately relative to other companies operating in the same industry);

•	the announcement of the merger agreement and the transactions contemplated thereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, partners or employees of that party and its subsidiaries, or any adverse impact on that party’s credit rating from credit rating agencies, to the extent due to the announcement and performance of the merger agreement or the identity of the parties to the merger agreement, or the performance of the merger agreement and the transactions contemplated thereby, including compliance with the covenants set forth in the merger agreement;

•	changes in any applicable laws or regulations or applicable accounting regulations or principles or interpretations thereof, including changes in GAAP (excluding changes, effects or circumstances that do not affect that party or its subsidiaries disproportionately relative to other companies operating in the same industry);

•	any attack on, or by, outbreak or escalation of hostilities or war or any act of terrorism (excluding changes, effects or circumstances that do not affect that party or its subsidiaries disproportionately relative to other companies operating in the same industry); or

•	any failure by that party to meet any published analyst estimates or expectations of that party’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by that party to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or any change in the price of that party’s common stock, in and of itself.

Conduct of Business Prior to Closing

Virgin Mobile USA

Virgin Mobile USA has agreed that, until the effective time of the merger and except as expressly contemplated by the merger agreement and the other transaction agreements or as required by applicable law or with Sprint Nextel’s prior written approval, which approval is not to be unreasonably withheld, conditioned or delayed, Virgin Mobile USA and its subsidiaries will:

•	conduct their business in the ordinary course of business;

•	use their reasonable best efforts to preserve substantially intact their business organizations, to keep available the services of their current officers and employees and to preserve their present relationships with customers, suppliers and other persons with which they have material business relations; and

•	comply in all material respects with all applicable laws wherever their business is conducted, including the timely filing of all reports, forms or other documents with the SEC under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or the Exchange Act.

Virgin Mobile USA has further agreed that until the effective time of the merger, with certain exceptions and except with Sprint Nextel’s prior written consent, which is not to be unreasonably withheld or delayed, neither Virgin Mobile USA nor any of its subsidiaries will take any of the following actions:

•	amend or otherwise change the organizational documents of Virgin Mobile USA or its subsidiaries;

•	issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including stock appreciation rights, phantom stock or similar instruments) of Virgin Mobile USA or any of its subsidiaries, except for:

–	the issuance of Virgin Mobile USA shares upon the exercise of Virgin Mobile USA stock options outstanding as of the date of the merger agreement or in connection with Virgin Mobile USA stock-based awards outstanding as of the date of the merger agreement, in each case in accordance with the terms of any Virgin Mobile USA benefit plan; or

–	dividends on shares of preferred stock payable on September 30, 2009;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

•	reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of Virgin Mobile USA (other than the acquisition of Virgin Mobile USA shares tendered by employees or former employees in connection with a cashless exercise of Virgin Mobile USA stock options or in order to pay taxes in connection with the exercise of Virgin Mobile USA options or the lapse of restrictions in respect of restricted stock or Virgin Mobile USA stock-based awards), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of Virgin Mobile USA’s subsidiaries;

•	(1) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, which is or are, individually or in the aggregate, material to Virgin Mobile USA and its subsidiaries taken as a whole; (2) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of assets in the ordinary course of business or pursuant to existing contracts; (3) authorize or make any new capital expenditures which are, in the aggregate, in excess of the Virgin Mobile USA’s capital expenditure budget; (4) enter into any new line of business; (5) other than in the ordinary course of business consistent with past practice, enter into, amend in any material respect or waive any of its material rights under any material contract; or (6) mortgage or pledge any of its assets;

•	incur or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than a subsidiary of Virgin Mobile USA) in each case, other than:

–	borrowings under existing lines of credit in the ordinary course of business consistent with past practice; or

–	any letter of credit entered into in the ordinary course of business consistent with past practice;

•	other than as required under any Virgin Mobile USA benefit plan or as required by applicable law or regulation or existing contract:

–	increase the compensation, bonus or fringe benefits of, or make any other change in employment terms for, any of its directors, officers or employees;

–	grant or provide any severance or termination pay not provided for, or otherwise increase any severance or termination pay, under any Virgin Mobile USA benefit plan or existing contract;

–	enter into any employment, consulting, change of control or severance agreement or arrangement with any of its present or former directors, officers or other employees; or

–	establish, adopt, enter into or amend or terminate any Virgin Mobile USA benefit plan;

•	make any material change in any accounting principles, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP;

•	other than in the ordinary course of business or as required by applicable law:

–	make or change any material tax election or change any method of tax accounting;

–	enter into any settlement or compromise of any material tax liability;

–	file any claim for refund or amended tax return with respect to any material tax; or

–	take any action that could reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	settle, compromise or discharge any litigation or claim, other than settlements, compromises or discharges of litigation or claims which (1) do not exceed, individually or in the aggregate, $2,500,000 (after taking into account the amount reserved for these matters by Virgin Mobile USA or amounts covered by insurance) and (2) do not include any obligations to be performed by Virgin Mobile USA or any of its subsidiaries following the effective time of the merger;

•	release or permit the release of any person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, “standstill” or similar agreement to which Virgin Mobile USA or any subsidiary thereof is a party, except, in each case, to the extent the Virgin Mobile USA board of directors determines in good faith, after consultation with its outside legal counsel, that failure to take the action would be inconsistent with its fiduciary duties under applicable law, but in such case only after providing Sprint Nextel with prior written notice of the determination;

•	fail to renew or maintain existing insurance policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

•	agree to take any of the actions described above; or

•	take any action that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the merger or the other transactions contemplated by the merger agreement and the other transaction agreements (except that the Virgin Mobile USA board of directors will not be restricted from taking any action in connection with the exercise of its fiduciary duties under applicable law).

Sprint Nextel and Merger Sub

Each of Sprint Nextel and Merger Sub has agreed that, until the earlier of the effective time of the merger and except as expressly contemplated by the merger agreement and the other transaction agreements or as required by applicable law or with Virgin Mobile USA’s prior written approval, which approval is not to be unreasonably withheld, conditioned or delayed, Sprint Nextel and its subsidiaries will:

•	conduct their business in order to maintain the primary nature of Sprint Nextel’s business; and

•	comply in all material respects with all applicable laws wherever their business is conducted, including the timely filing of all reports, forms or other documents with the SEC under the Securities Act or the Exchange Act.

Sprint Nextel has further agreed in the merger agreement that until the effective time of the merger, with certain exceptions and except with Virgin Mobile USA’s prior written consent, which is not to be unreasonably withheld, conditioned or delayed, Sprint Nextel will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•	amend or otherwise change Sprint Nextel’s articles of incorporation or bylaws or any similar governing instruments, in each case, that would reasonably be expected to prevent or materially delay the ability of Virgin Mobile USA to consummate the merger;

•	reclassify, combine, split or subdivide any shares of capital stock of Sprint Nextel or Merger Sub;

•	take any action that could reasonably be expected to prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	sell, transfer or convey all or substantially all of its properties and assets to any person; or

•	agree to take any of the actions described above.

Agreement to Use Reasonable Best Efforts With Respect to Certain Matters

Subject to the terms and conditions of the merger agreement, each of Sprint Nextel and Virgin Mobile USA has agreed to use its reasonable best efforts to, among other things:

•	take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the merger as soon as practicable;

•	cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party;

•	keep the other party reasonably informed of any communication received from, or given by such party to, the FTC, the DOJ or any other governmental entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by the merger agreement;

•	permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other governmental entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or any other applicable governmental entity or other person, give the other party the opportunity to attend and participate in the meetings and conferences;

•	if any objections are asserted under any antitrust law or if any suit is brought or threatened by the FTC, the DOJ or any other party challenging any of the transactions contemplated by the merger agreement as violative of any antitrust law or which would otherwise prevent, materially impede or materially delay the consummation of the merger, resolve any objections or suits so as to permit the merger to be consummated, including:

–	resolving suits that if not so resolved could reasonably be expected to prevent, materially impede or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement;

–	selling, holding separate or otherwise disposing of or conducting its business; or

–	agreeing or permitting to doing any of the above in a manner which would resolve the objections or suits; and

•	in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity or private party challenging the merger or any other transaction contemplated by the merger agreement, or any other agreement contemplated hereby, contest and resist the action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the merger.

However, none of Virgin Mobile USA, Sprint Nextel or Merger Sub is required to take any action that would materially deprive Sprint Nextel of the benefits of the transactions contemplated by the merger agreement and the other transaction agreements.

Agreement Not to Solicit Other Offers

Virgin Mobile USA has agreed that it and its executive officers and directors will not, its subsidiaries and their executive officers and directors will not, and it will use its reasonable best efforts to ensure that its and its subsidiaries’ agents and representatives will not, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer with respect to:

–	a tender offer or exchange offer, proposal for a merger, consolidation or other business combination involving Virgin Mobile USA and/or its subsidiaries; or

–	any acquisition proposal (as described below); or

•	participate in or knowingly encourage any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal.

However, prior to the adoption of the merger agreement by Virgin Mobile USA’s stockholders, Virgin Mobile USA may:

•	take and disclose to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act or make any disclosure to Virgin Mobile USA stockholders as, in the good faith judgment of the board of directors of Virgin Mobile USA, after receiving advice from outside counsel, is consistent with its obligations under the merger agreement and required by applicable law;

•	provide access to its properties, books and records and provide information or data to a person in response to an unsolicited bona fide acquisition proposal if the Virgin Mobile USA board of directors receives an executed confidentiality agreement from the person requesting the information, which agreement must be on terms substantially similar to those contained in the confidentiality agreement between Virgin Mobile USA and Sprint Nextel, if and only to the extent that (1) the Virgin Mobile USA board of directors determines in good faith, after consultation with its outside legal counsel and its financial advisor, that the acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal (as described below), and that the failure to take action would be inconsistent with its fiduciary duties under applicable law, and (2) prior to taking action, Virgin Mobile USA provides written notice of the matter to Sprint Nextel;

•	contact and engage in discussions with any person who has made an unsolicited bona fide acquisition proposal solely for the purpose of clarifying the acquisition proposal and any material terms and the conditions to consummation so as to determine whether the acquisition proposal is, or may reasonably be expected to lead to, a superior proposal; and/or

•	contact and engage in any negotiations or discussions with any person who has made an unsolicited bona fide acquisition proposal (which negotiations or discussions are not solely for clarification purposes), if and only to the extent that (1) the Virgin Mobile USA board of directors determines in good faith, after consultation with its outside legal counsel and its financial advisor, that the acquisition proposal constitutes, or is reasonably likely to lead to, a superior proposal, and that the failure to take action would be inconsistent with its fiduciary duties under applicable law, and (2) prior to taking action, Virgin Mobile USA provides written notice of the matter to Sprint Nextel.

Virgin Mobile USA has agreed:

•	to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted prior to the execution of the merger agreement with respect to any acquisition proposal or any potential acquisition proposal;

•	to promptly (and in any event within one business day after receipt) notify Sprint Nextel in writing of the receipt of any acquisition proposal (or any request for information or other inquiry that may reasonably be expected to lead to an acquisition proposal) after the date of the execution of the merger agreement and to keep Sprint Nextel reasonably informed of the status and details (including any material developments with respect to the acquisition proposal);

•	that neither its board of directors nor any committee thereof will recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any acquisition proposal or acquisition proposal documentation; and

•	that its board of directors or any committee thereof will not, and neither it nor any of its subsidiaries will, execute any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting an acquisition proposal.

However, the merger agreement provides that if, at any time prior to the adoption of the merger agreement by Virgin Mobile USA’s stockholders, the Virgin Mobile USA board of directors determines, in response to an unsolicited acquisition proposal that did not otherwise result from a material breach of the applicable provisions of the merger agreement described above, the acquisition proposal is a superior proposal, then:

•	Virgin Mobile USA or its board of directors may terminate the merger agreement;

•	the Virgin Mobile USA board of directors may approve or recommend the superior proposal to Virgin Mobile USA stockholders; and/or

•	concurrently with the termination of the merger agreement, Virgin Mobile USA may enter into or execute any acquisition proposal documentation with respect to the superior proposal.

In each case described above, Virgin Mobile USA must provide Sprint Nextel with a notice three days prior to taking any action, specifying the material terms and conditions of the superior proposal and identifying the person making the superior proposal. During the three day period, Sprint Nextel may, in its sole discretion, propose adjustments to the terms and conditions of the merger agreement so that the acquisition proposal would no longer constitute a superior proposal. In addition, Virgin Mobile USA or its board of directors may not terminate the merger agreement in response to any the superior proposal unless it pays to Sprint Nextel the termination fee described below in “— Termination Fee Payable by Virgin Mobile USA.”

As used in the merger agreement, an “acquisition proposal” means any proposal or offer to acquire in any manner, other than the transactions contemplated by the merger agreement:

•	10% or more of the equity interests (measured by economic or voting power) in Virgin Mobile USA on a consolidated basis; or

•	10% or more of the assets of Virgin Mobile USA on a consolidated basis.

As used in the merger agreement, a “superior proposal” means any acquisition proposal made by a third party for more than 50% of the outstanding equity interests in Virgin Mobile USA or more than 50% of the consolidated assets of Virgin Mobile USA and its subsidiaries, taken as a whole, which is:

•	on terms that the Virgin Mobile USA board of directors determines in good faith, after consultation with Virgin Mobile USA’s outside legal and financial advisors, and after considering any factors the Virgin Mobile USA board of directors considers to be appropriate (including the conditionality and the timing and likelihood of consummation of the proposal), are more favorable to Virgin Mobile USA’s stockholders from a financial point of view than the transactions contemplated by the merger agreement; and

•	reasonably capable of being consummated, including the receipt of the approvals of the Virgin Group, SK Telecom and Sprint Nextel or their respective affiliates pursuant to contractual approval or consent rights, such as those contained in Virgin Mobile USA’s bylaws and the stockholders’ agreement to which Virgin Mobile USA and each of those stockholders is a party.

Recommendation of the Virgin Mobile USA Board of Directors

The Virgin Mobile USA board of directors adopted a resolution recommending that Virgin Mobile USA’s stockholders adopt the merger agreement. Under the merger agreement, other than as described below, Virgin Mobile USA agreed that its board of directors would recommend adoption of the merger agreement to its stockholders and not withdraw, modify or qualify (or publicly propose to withdraw, modify or qualify) this recommendation in any manner adverse to Sprint Nextel, which we refer to as a change of recommendation. However, the Virgin Mobile USA board of directors may make a change of recommendation upon three business days’ prior written notice to Sprint Nextel in response to an intervening event (as described below) if the Virgin Mobile USA board of directors concludes in good faith, after consultation with outside counsel and in light of the intervening event, that the failure to effect a change of recommendation would result in a breach of its fiduciary duties under applicable law.

As used in the merger agreement, an “intervening event” means a material development or change in circumstances occurring or arising after the date of execution of the merger agreement that was neither known to the Virgin Mobile USA board of directors nor reasonably foreseeable as of or prior to the date of execution of the merger agreement (and not relating to any acquisition proposal).

Any change of recommendation will not change the approval of the merger agreement, the voting agreements or any other approval of the Virgin Mobile USA board of directors. Unless the merger agreement is terminated in accordance with its terms, including as the result of Virgin Mobile USA receiving a superior proposal, the obligation of Virgin Mobile USA to call, give notice of, convene, hold and submit the merger agreement for a vote at the stockholders meeting as promptly as practicable will not be limited or otherwise affected by a change of recommendation or by the commencement, disclosure, announcement or submission to Virgin Mobile USA of any acquisition proposal. Virgin Mobile USA will not be required to hold the stockholders meeting if it elects to terminate the merger agreement in accordance with its terms. Additionally, the voting agreements with the Virgin Group and SK Telecom will terminate upon termination of the merger agreement. See “The Merger — Voting Agreements and Other Transaction Agreements.”

Employee Matters

Sprint Nextel has agreed for a period of 18 months commencing at the effective time of the merger, to maintain the Virgin Mobile USA severance plan and the existing severance practices of Virgin Mobile USA, and to make severance payments to any eligible Virgin Mobile USA employee terminated during this 18-month period in accordance with the severance plan and severance practices.

Sprint Nextel has agreed for a period of 12 months commencing at the effective time of the merger, to:

•	compensate Virgin Mobile USA employees who continue to be employed in good standing at substantially the same base salaries or base hourly wages as are in effect immediately prior to the effective time of the merger;

•	either (1) continue to provide benefits substantially comparable in the aggregate to the benefits provided under the Virgin Mobile USA employee benefit plans at the effective time of the merger, or (2) provide benefits substantially comparable in the aggregate to the benefits provided by Sprint Nextel to its similarly situated employees; and

•	provide for the bonuses, if any, earned by Virgin Mobile USA employees through December 31, 2009 pursuant to the terms of the Virgin Mobile USA annual and mid-term incentive plans, except that the determination of whether the applicable performance requirements have been met will be made based on Virgin Mobile USA’s actual performance through the end of the calendar month which ends on, or immediately precedes, the closing date of the merger and comparing that performance to the year-to-date performance target through the end of the calendar month. Performance will be adjusted in a manner reasonably acceptable to Sprint Nextel to eliminate the impact of costs relating to the negotiation, closing, transition and integration of the transactions contemplated by the merger agreement.

Additionally, from and after the effective time of the merger, Sprint Nextel will:

•	give Virgin Mobile USA employees who continue to be employed in good standing, full service credit for purposes of eligibility, vesting and, under limited circumstances, benefit accruals under any employee benefit plans provided by Sprint Nextel for the benefit of these employees, to the same extent service was recognized by Virgin Mobile USA immediately prior to the effective time of the merger;

•	honor the terms of the Virgin Mobile USA benefit plans, as these plans may be amended; and

•	make the matching contribution for 2009, which is called for under the terms of the Virgin Mobile USA 401(k) Plan.

Other Covenants and Agreements

The merger agreement contains other covenants and agreements relating to, among other things:

Virgin Mobile USA Stockholders Meeting

Virgin Mobile USA has agreed to take all necessary action to call, give notice of, convene and hold a meeting of stockholders of Virgin Mobile USA on a date as soon as reasonably practicable following the execution of the merger agreement, for the purpose of obtaining stockholder approval of the adoption of the merger agreement. Virgin Mobile USA has further agreed to:

•	include in this proxy statement/prospectus that its board of directors has approved the merger agreement and declared it advisable, determined that the terms of the merger agreement are fair to, and in the best interests of, Virgin Mobile USA and its stockholders and recommends to its stockholders the adoption of the merger agreement and the approval of the merger; and

•	use its reasonable best efforts to obtain the adoption of the merger agreement by a majority of the combined voting power of outstanding Virgin Mobile USA shares entitled to vote at the stockholders’ meeting. Except as otherwise permitted in the merger agreement and set forth above under “— Agreement Not to Solicit Other Offers,” Virgin Mobile USA’s board of directors will not withdraw, modify or qualify, or publicly propose to withdraw, modify or qualify, in any manner adverse to Sprint Nextel its recommendation to Virgin Mobile USA’s stockholders that they adopt the merger agreement.

Certain Filings

Virgin Mobile USA has agreed to prepare and file with the SEC this proxy statement/prospectus, with the assistance of Sprint Nextel, and Sprint Nextel has agreed to prepare and file with the SEC the registration statement of which this proxy statement/prospectus forms a part, with the assistance of Virgin Mobile USA. Each of Virgin Mobile USA and Sprint Nextel further agreed to use its reasonable best efforts to have the proxy statement/prospectus cleared by the SEC and the registration statement declared effective as promptly as practicable after filing and to keep the registration statement effective as long as necessary to consummate the merger. Virgin Mobile USA and Sprint Nextel will cooperate with each other in the preparation of the proxy statement/prospectus and the registration statement, including by furnishing the other party with any information required to be disclosed by the Securities Act and the Exchange Act, correcting any information that becomes false or misleading and notifying the other party and providing copies of any comments or correspondence received from the SEC in relation to the proxy statement/prospectus or the registration statement.

Resignation of Directors

At the closing of the merger, Virgin Mobile USA will deliver to Sprint Nextel evidence reasonably satisfactory to Sprint Nextel of the resignation of all the directors of Virgin Mobile USA and its subsidiaries as specified by Sprint Nextel in writing, with the resignations to be effective at the effective time of the merger.

Access to Information and Employees

During the period prior to the effective time of the merger, Virgin Mobile USA has agreed to, and will cause each of its subsidiaries to, afford to Sprint Nextel and its representatives upon reasonable prior notice to Virgin Mobile USA reasonable access during normal business hours to its and its subsidiaries’ officers, employees, properties, offices and other facilities and all books and records, and Virgin Mobile USA will furnish all financial, operating and other information as Sprint Nextel and its representatives may reasonably request in writing. Any investigation or consultation by Sprint Nextel or its representatives must be conducted in a manner so as to not unreasonably interfere with the business or operations of Virgin Mobile USA. Virgin Mobile USA may restrict access or disclosure to the extent that access or disclosure would violate or prejudice the rights of its clients, jeopardize the attorney-client privilege of Virgin Mobile USA or its subsidiaries or contravene any law, regulation, order, judgment, decree or binding agreement entered into prior the execution of the merger agreement.

Each of Sprint Nextel, Merger Sub and Virgin Mobile USA will, and will cause its officers, employees, auditors and other authorized representatives to, hold and treat confidential any information furnished to any of them in connection with the transactions contemplated by the merger agreement in accordance with the confidentiality agreement between Sprint Nextel and Virgin Mobile USA.

Indemnification and Insurance

Prior to the effective time of the merger, Virgin Mobile USA will obtain and fully pay for “tail” insurance policies with respect to D&O insurance from an insurance carrier with the same or better credit rating as Virgin Mobile USA’s current insurance carrier for the persons covered by Virgin Mobile USA’s existing D&O insurance. The terms, conditions, retentions and levels of coverage of the D&O insurance will be at least as favorable as Virgin Mobile USA’s existing D&O insurance and will have a claims period of six years from and after the effective time of the merger. If Virgin Mobile USA is unable to obtain and fully pay for this D&O insurance, Sprint Nextel will cause the surviving corporation to obtain and fully pay for the required

D&O insurance. If the “tail” insurance policies have been obtained, Sprint Nextel will cause the surviving corporation to maintain these policies in full force and effect for their full terms.

If Virgin Mobile USA and the surviving corporation for any reason fail to obtain “tail” insurance policies as of the effective time of the merger, the surviving corporation will, and Sprint Nextel will cause the surviving corporation to, continue to maintain in effect the existing D&O insurance, at no expense to the beneficiaries and for a period of at least six years from and after the effective time of the merger, for the persons covered by Virgin Mobile USA’s D&O insurance in place as of the date of the merger agreement with terms, conditions, retentions and levels of coverage at least as favorable as provided in Virgin Mobile USA’s existing policies as of the date of the merger agreement. If such insurance is unavailable, the surviving corporation will, and Sprint Nextel will cause the surviving corporation to, purchase the best available D&O insurance for the six-year period from an insurance carrier with the same or better credit rating as Virgin Mobile USA’s current insurance carrier with respect to Virgin Mobile USA’s existing D&O insurance with terms, conditions, retentions and levels of coverage at least as favorable as provided in Virgin Mobile USA’s existing policies as of the date of the merger agreement. However, neither Sprint Nextel nor the surviving corporation is required to expend an annual premium for these policies in excess of 300% of the annual premiums currently paid by Virgin Mobile USA for insurance. To the extent that the annual premiums for coverage exceed that amount, the surviving corporation has agreed to obtain a policy with the greatest coverage available for a cost not exceeding that amount.

From and after the effective time of the merger, Sprint Nextel and the surviving corporation will indemnify, defend and hold harmless each present and former officer, director or employee of Virgin Mobile USA or any of its subsidiaries and any fiduciary under any Virgin Mobile USA benefit plan, which we refer to collectively as indemnified parties, against any costs, expenses (including attorneys’ fees and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding, inquiries or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (1) the fact that the indemnified party is or was an officer, director, employee, fiduciary or agent of Virgin Mobile USA or any of its subsidiaries, or (2) matters existing or occurring at or prior to the effective time of the merger agreement (including the merger agreement and the actions contemplated thereby) whether asserted or claimed prior to, at or after the effective time of the merger, as provided in Virgin Mobile USA’s certificate of incorporation or bylaws, as in effect on the date of the merger agreement, or pursuant to any other agreement as in effect on the date of the merger agreement.

The certificate of incorporation and bylaws of the surviving corporation will contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than those included in Virgin Mobile USA’s certificate of incorporation and bylaws. These provisions will not be amended, repealed or modified for a period of six years from the effective time of the merger in any manner that would adversely affect the rights of any individuals under the documents, except as may be required by law.

If Sprint Nextel or the surviving corporation, or any of their respective successors or assigns, consolidates or merges into any other person and is not the continuing or surviving corporation or entity of the consolidation or merger or transfers all or a majority of its properties and assets to any person, then proper provisions will be made so that the successors and assigns of Sprint Nextel or the surviving corporation assume all of the obligations set forth in the applicable provisions of the merger agreement relating to employment and employee benefits matters, indemnification and D&O insurance.

The rights of the indemnified parties under the merger agreement are intended to be for the benefit of, and may be enforced by, the indemnified parties, including their successors, heirs and legal representatives, will be binding on all successors and assigns of Sprint Nextel and may not be terminated, amended or modified in any manner so as to adversely affect the indemnified parties, including their successors, heirs and legal representatives, without the consent of the indemnified party, including their successors, heirs and legal representatives, affected thereby.

The rights of the indemnified parties under the merger agreement are in addition to any rights the indemnified parties may have under the certificate of incorporation or bylaws, or equivalent documents, of Virgin Mobile USA or any of its subsidiaries, or under any applicable contracts or laws. Sprint Nextel will cause the surviving corporation to honor and perform under all indemnification agreements entered into by Virgin Mobile USA or any of its subsidiaries.

Stockholder Litigation

Virgin Mobile USA or Sprint Nextel will give the other party the opportunity to participate in the defense or settlement of any stockholder litigation against Virgin Mobile USA and its directors or Sprint Nextel and its directors relating to the transactions contemplated by the merger agreement and the other transaction agreements. No settlement of any such litigation may be agreed to without Virgin Mobile USA’s or Sprint Nextel’s consent, which consent may not be unreasonably withheld.

Public Announcements

Sprint Nextel, Merger Sub and Virgin Mobile USA have agreed that no public release or announcement concerning the transactions contemplated by the merger agreement may be issued by any party without the prior written consent of Virgin Mobile USA and Sprint Nextel, which consent may not be unreasonably withheld or delayed. However, any of the parties may issue a release or announcement to the extent required by law or the rules or regulations of any applicable governmental entity, in which case the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on the release or announcement in advance of issuance.

Listing

Sprint Nextel has agreed to use its reasonable best efforts to cause the shares of Sprint Nextel common stock to be issued or reserved for issuance in connection with the merger, including shares of Sprint Nextel common stock to be reserved for issuance upon the exercise of Virgin Mobile USA stock options, to be authorized for listing on the NYSE.

Section 16 Matters

Virgin Mobile USA has agreed that prior to the effective time of the merger it will take all steps necessary to exempt under Rule 16b-3 under the Exchange Act any dispositions of Virgin Mobile USA capital stock, including derivative securities with respect to this capital stock, that result from the merger and are treated as dispositions by each director or officer of Virgin Mobile USA who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

Notification

Each of Virgin Mobile USA and Sprint Nextel has agreed to promptly notify the other party of any change or event (1) that has, or would, individually or in the aggregate, reasonably be expected to have, a material adverse effect, as described above in “— Representations and Warranties,” or (2) that it believes results or would reasonably be expected to result in a failure to satisfy the conditions to the obligations of the other party to effect the merger, as described below in “— Conditions to Completion of the Merger.” If any event or matter arises after the date of the merger agreement that, if existing or occurring on the date of the merger agreement, would have been required to be described in Virgin Mobile USA’s disclosure schedule to the merger agreement or that is necessary to correct any information in the disclosure schedule, then Virgin Mobile USA will promptly supplement or amend the disclosure schedule and deliver the supplement or amendment to Sprint Nextel.

Net Debt

Virgin Mobile USA has agreed to use its reasonable best efforts to cause its net debt, as described below, immediately prior to the effective time of the merger to be not greater than:

•	$217,000,000 if the effective time of the merger occurs on or after August 31, 2009 but before September 30, 2009;

•	$205,000,000 if the effective time of the merger occurs on or after September 30, 2009 but before November 30, 2009;

•	$204,000,000 if the effective time of the merger occurs on or after November 30, 2009 but before December 31, 2009;

•	$197,000,000 if the effective time of the merger occurs on or after December 31, 2009 but prior to January 31, 2010; and

•	$192,000,000 if the effective time of the merger occurs on or after January 31, 2010.

For purposes of the merger agreement, “net debt” means all amounts outstanding under the senior credit agreement and subordinated credit agreement of Virgin Mobile USA, less any cash or marketable securities held by Virgin Mobile USA and its subsidiaries, except that the amount of net debt will not include any amounts relating to any transition or integration costs incurred by Virgin Mobile USA at the request of Sprint Nextel after the termination or expiration of the applicable waiting period under the HSR Act.

Conditions to Completion of the Merger

The obligations of each of Virgin Mobile USA, Sprint Nextel and Merger Sub to effect the merger are subject to the satisfaction or waiver, prior to the effective time of the merger, of the following conditions:

•	adoption of the merger agreement by Virgin Mobile USA’s stockholders;

•	the absence of any statute, law, rule, regulation, judgment, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent), enacted, entered, promulgated or enforced by any court or other governmental entity that prohibits, restrains or the consummation of the merger;

•	the applicable waiting period (and any extension thereof) under the HSR Act having expired or been terminated;

•	the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, having been declared effective by the SEC and the absence of a stop order suspending the effectiveness of the registration statement or proceedings pending before, or threatened by, the SEC for such purpose; and

•	approval for listing on the NYSE of the shares of Sprint Nextel common stock to be issued to Virgin Mobile USA’s stockholders in the merger, subject to official notice of issuance.

The obligations of Sprint Nextel and Merger Sub to effect the merger are further subject to the satisfaction or waiver, prior to the effective time of the merger, of the following conditions:

•	(1) the representations and warranties of Virgin Mobile USA regarding capitalization, authority and compliance with takeover statutes being true and correct in all respects; (2) the representations and warranties of Virgin Mobile USA qualified as to materiality or material adverse effect, other than those described in clause (1) of this paragraph, being true and correct; and (3) the representations and warranties of Virgin Mobile USA, other than those described in clauses (1) and (2) of this paragraph, that are not qualified by materiality or by material adverse effect, being true in all material respects, in each case as of the date of the merger agreement and as of the effective time of the merger as if the representations and warranties were made on and as of the effective time of the merger (unless any representation or warranty is made only as of a specific date, in which case it will be true and correct in all material respects as of that specified date), except in the case of representations and warranties described in clause (3) above, where the failure to be true and correct, in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on Virgin Mobile USA;

•	Virgin Mobile USA having performed or complied with, in all material respects, all of its obligations, agreements and covenants under the merger agreement at or prior to the effective time of the merger;

•	absence of any instituted or pending action, investigation or proceeding by any governmental entity, or by any other person before any governmental entity, which is reasonably likely to be determined adversely to Sprint Nextel, (1) challenging or seeking to make illegal, to delay materially or otherwise, directly or indirectly, to restrain or prohibit the merger or seeking to obtain material damages relating to the transactions contemplated by the merger; (2) seeking to restrain, prohibit or materially delay the exercise of full rights of ownership or operation by Sprint Nextel or its subsidiaries of all or any material portion of the business or assets of Virgin Mobile USA and its subsidiaries, taken as a whole, or of Sprint Nextel or any of its subsidiaries; (3) seeking to impose a condition on Sprint Nextel or any of its subsidiaries that would materially deprive Sprint Nextel of the benefits of the transactions contemplated by the merger agreement and the other transaction agreements; or (4) that otherwise would reasonably be expected to have a material adverse effect on Virgin Mobile USA;

•	receipt by Sprint Nextel of a certificate executed by an executive officer or chief financial officer of Virgin Mobile USA as to the satisfaction of the conditions described in the preceding two paragraphs;

•	each of the payoff agreement, the amended trademark license agreement, the tax receivable termination agreement and Mr. Schulman’s employment agreement entered into in connection with the merger being in force and effect at the effective time of the merger, and Mr. Schulman not having rescinded the employment agreement entered into at the time of the merger agreement or advised Sprint Nextel that he is unwilling to continue employment following the effective time of the merger;

•	receipt by Sprint Nextel of documentation evidencing that all outstanding indebtedness and all other obligations under the senior credit agreement and the subordinated credit agreement having been paid, discharged or otherwise terminated so that each of the senior credit agreement and the subordinated credit agreement will have been effectively terminated in accordance with their terms, and that all related liens and security interests have been released; and

•	receipt by Sprint Nextel of releases and acknowledgements from each party to the senior credit agreement and the subordinated credit agreement that all liens and security interests have been released upon payment to such party of the amount of the indebtedness allocable to that party.

Virgin Mobile USA’s obligation to effect the merger is further subject to the satisfaction or waiver of the following conditions:

•	the representations and warranties of Sprint Nextel and Merger Sub being true and correct in all material respects as of the date of the merger agreement and as of the effective time of the merger as if the representations and warranties were made on and as of the effective time of the merger (unless any representation or warranty is made only as of a specific date, in which case it will be true and correct in all material respects as of that specified date);

•	Sprint Nextel and Merger Sub having performed or complied with, in all material respects, all of its obligations, agreements and covenants under the merger agreement at or prior to the effective time of the merger;

•	receipt by Virgin Mobile USA of certificates of an executive officer of each of Parent and Merger Sub, certifying that the conditions set forth in the preceding two paragraphs have been satisfied;

•	receipt by Virgin Mobile USA of the opinion of Simpson Thacher & Bartlett LLP, dated the closing date of the merger, to the effect that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and

•	Sprint Nextel having performed, at or prior to the effective time of the merger, all of its obligations under the payoff agreement and tax receivable termination agreement, including the payment of all amounts due by Sprint Nextel to the relevant parties to these agreements pursuant to the terms of these agreements.

Some of the conditions to the completion of the merger have already been satisfied. Sprint Nextel and Virgin Mobile USA have already received early termination of the waiting period under the HSR Act from the FTC and DOJ. Additionally, the FCC has approved the international Section 214 authorizations. However, the pending litigation related to the merger could affect the timing of the merger. See “Risk Factors — Virgin Mobile USA, its board of directors and Sprint Nextel are defendants in lawsuits challenging the merger that could delay or prevent completion of the merger, and Virgin Mobile USA and Sprint Nextel may incur substantial costs in defending against the litigation, all of which could adversely affect the respective businesses, financial results or stock prices of Virgin Mobile USA and Sprint Nextel.” We expect that the other closing conditions will be satisfied or waived prior to the effective time of the merger.

Under Delaware law, the merger cannot become effective unless the merger agreement is adopted by the stockholders of Virgin Mobile USA. Accordingly, the parties to the merger agreement may not waive this condition to the completion of the merger. At any time prior to the effective time of the merger, the parties to the merger agreement may waive the satisfaction of any of the other conditions to the completion of the merger set forth in the merger agreement. See “— Amendment, Waiver and Extension of the Merger Agreement.”

In the event that any party determines to waive a material condition to completion of the merger and such change in the terms of the merger renders the disclosure that we previously provided materially misleading, we intend to re-solicit stockholder approval.

Sprint Nextel and Virgin Mobile USA cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed. As of the date of this proxy statement/prospectus, Sprint Nextel and Virgin Mobile USA have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, even after the approval by Virgin Mobile USA’s stockholders, by:

•	mutual written consent of Sprint Nextel, Merger Sub and Virgin Mobile USA;

•	Sprint Nextel or Virgin Mobile USA if any court or other governmental entity having jurisdiction within the United States has issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the merger and the order, decree, ruling or other action is or will have become final and non-appealable, as long as the party seeking to terminate the merger agreement pursuant to this paragraph used its reasonable best efforts to prevent, oppose and remove the order, decree or ruling or other action and the issuance of the final, non-appealable order, decree or ruling or other action is not primarily due to the failure of the party to perform any of its obligations under the merger agreement; or

•	Sprint Nextel or Virgin Mobile USA if the effective time of the merger has not occurred on or before March 31, 2010, but neither party may terminate the merger agreement pursuant to this paragraph if its action (or, in the case of Sprint Nextel, the action of Merger Sub) or failure (or, in the case of Sprint Nextel, the failure of Merger Sub) to timely perform any of its obligations under the merger agreement is the cause of, or resulted in, the failure of the effective time of the merger to occur on or before March 31, 2010.

The merger agreement also may be terminated by Virgin Mobile USA if:

•	there has been a breach of any representation, warranty, covenant or agreement by Sprint Nextel or Merger Sub under the merger agreement such that the applicable closing conditions will not have been satisfied and the breach is incapable of being cured by March 31, 2010, as long as Virgin Mobile USA is not then in material breach of any its covenants or agreements under the merger agreement and has provided Sprint Nextel with at least 20 days’ prior written notice of its intention to terminate the merger agreement;

•	all of the closing conditions under the merger agreement have been satisfied, other than those conditions that by their terms are not to be satisfied until the closing, and Sprint Nextel or Merger Sub has failed to consummate the merger promptly following satisfaction of the conditions; or

•	prior to its stockholders adopting the merger agreement, Virgin Mobile USA receives an acquisition proposal that its board of directors determines constitutes a superior proposal, in which case Virgin Mobile USA or its board of directors may terminate the agreement in accordance with the applicable terms of the merger agreement, as described above in “— Agreement Not to Solicit Other Offers,” including payment of the required termination fee, as described below in “— Termination Fee Payable by Virgin Mobile USA.”

The merger agreement also may be terminated by Sprint Nextel if:

•	there has been a breach of any representation, warranty, covenant or agreement by Virgin Mobile USA under the merger agreement such that the applicable closing conditions will not have been satisfied and the breach is incapable of being cured by March 31, 2010, as long as Sprint Nextel is not then in material breach of any its covenants or agreements under the merger agreement; or

•	prior to obtaining the Virgin Mobile USA’s stockholders adopting the merger agreement, the Virgin Mobile USA’s board of directors or any committee thereof (1) has made a “change of recommendation,” as described above in “— Recommendation of the Virgin Mobile USA Board of Directors,” or (2) has recommended, adopted or approved, or publicly proposed to recommend, adopt or approve, any acquisition proposal or acquisition proposal documentation.

In addition, the merger agreement may be terminated by either Sprint Nextel or Virgin Mobile USA if the merger agreement is not adopted by a majority in voting power of the outstanding Virgin Mobile USA shares entitled to vote at the Virgin Mobile USA special meeting.

Any termination described above requires the approval of the respective board of directors of the party electing to terminate.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability on the part of Sprint Nextel, Merger Sub or Virgin Mobile USA, except that (1) each party will remain liable for any fraud or willful and material breach of the merger agreement, and (2) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, payment of fees and expenses, and the governing law and interpretation of the merger agreement.

Expenses and Fees

In general, each of Sprint Nextel and Virgin Mobile USA will be responsible for its own expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. Virgin Mobile USA will bear the expenses incurred in connection with the filing, printing and mailing of this proxy statement.

Termination Fee Payable by Virgin Mobile USA

Under the terms of the merger agreement, Virgin Mobile USA is obligated to pay Sprint Nextel a cash termination fee of $14.2 million in the event that:

•	Virgin Mobile USA exercises its right to terminate the merger agreement upon the receipt of a superior proposal;

•	Sprint Nextel exercises its right to terminate the merger agreement upon the Virgin Mobile USA board of directors effecting a change of recommendation or having recommended, adopted or approved an acquisition proposal or acquisition proposal documentation;

•	Sprint Nextel or Virgin Mobile USA exercises its right to terminate the merger agreement upon the failure of Virgin Mobile USA’s stockholders to adopt the merger agreement at the special meeting if, prior to the vote, the Virgin Mobile USA board of directors effected a change of recommendation or recommended, adopted or approved an acquisition proposal or acquisition proposal documentation;

•	Sprint Nextel or Virgin Mobile USA exercises its right to terminate the merger agreement (1) due to a failure of the merger to be consummated on or before March 31, 2010 or the failure of Virgin Mobile USA’s stockholders to adopt the merger agreement, other than following a change of recommendation or the recommendation by the Virgin Mobile USA board of directors of an acquisition proposal, as described in the preceding paragraph; (2) prior to termination an acquisition proposal is made public or known to the Virgin Mobile USA board of directors and is not withdrawn; and (3) within twelve months after termination, Virgin Mobile USA enters into a definitive agreement with respect to, or consummates, the acquisition proposal; or

•	Sprint Nextel exercises its right to terminate the merger agreement (1) due to a breach by Virgin Mobile USA of any of its representations, warranties, covenants or agreements under the merger agreement; (2) prior to termination or breach giving rise to Sprint Nextel’s right to terminate an acquisition proposal is made public or known to the Virgin Mobile USA board of directors and is not withdrawn; and (3) within twelve months after termination, Virgin Mobile USA enters into a definitive agreement with respect to, or consummates, the acquisition proposal.

As set forth in the merger agreement, the term “acquisition proposal,” as used in determining whether the termination fee is payable, has the meaning described above in “— Agreement Not to Solicit Other Offers,” except that references to “10% or more” are changed to “more than 50%.”

Specific Performance

The merger agreement provides that each party is entitled to seek an injunction to prevent a breach of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Court of Chancery of the State of Delaware or, if under applicable law exclusive jurisdiction is vested in the federal courts, in any court of the United States located in the State of Delaware. This remedy is in addition to any other remedy to which the parties are entitled at law or in equity.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by each of their respective boards of directors and signed in writing by each of the parties. However, after the adoption of the merger agreement by Virgin Mobile USA’s stockholders, there may not be, without further approval of Virgin Mobile USA stockholders, any amendment of the merger agreement that requires their further approval in accordance with applicable law (including the rules of any relevant stock exchange).

At any time prior to the completion of the merger, each of Sprint Nextel, Merger Sub and Virgin Mobile USA may, by written instrument signed by each of the parties to be bound:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties of the other parties; and

•	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement, subject to the requirements of any applicable law.

CONTRACTS BETWEEN VIRGIN MOBILE USA AND SPRINT NEXTEL PRIOR TO THE MERGER

Virgin Mobile USA was originally founded in July 2002 as a joint venture between Sprint Nextel and the Virgin Group. After Virgin Mobile USA’s IPO in October 2007, Sprint Ventures remained a principal stockholder of Virgin Mobile USA. Sprint Nextel or a subsidiary of Sprint Nextel has entered into various contracts with Virgin Mobile USA or the Operating Partnership, as discussed below. Each of the agreements described below have been filed by Virgin Mobile USA with the SEC. See “Where You Can Find More Information” beginning on page 142.

Amended and Restated Stockholders’ Agreement

In connection with Virgin Mobile USA’s IPO, Sprint Nextel and the Virgin Group entered into a stockholders’ agreement with Virgin Mobile USA, which set forth specific rights, obligations and agreements of Sprint Nextel and the Virgin Group as holders of Virgin Mobile USA shares. In connection with its acquisition of Helio LLC, Virgin Mobile USA entered into an amended and restated stockholders’ agreement dated August 22, 2008, pursuant to which SK Telecom was joined as a party to the stockholders’ agreement.

The stockholders’ agreement contains various governance provisions, including provisions relating to the voting of Sprint Nextel’s, the Virgin Group’s and SK Telecom’s voting interests in Virgin Mobile USA. The stockholders’ agreement provides that Sprint Nextel, the Virgin Group and SK Telecom will vote their shares of Class A common stock, Class B common stock and Class C common stock to elect to the board of directors of Virgin Mobile USA nominees as described in “Comparison of Rights of Sprint Nextel Stockholders and Virgin Mobile USA Stockholders — Number, Election, Vacancy and Removal of Directors — Virgin Mobile USA.” For a description of additional restrictions imposed by the stockholders’ agreement, see “Comparison of Rights of Sprint Nextel Stockholders and Virgin Mobile USA Stockholders — Restrictions Imposed by Stockholders’ Agreement — Virgin Mobile USA.”

Under the terms of the stockholders’ agreement and subject to some exceptions, Sprint Nextel, the Virgin Group and SK Telecom have the right to subscribe for and purchase a pro rata share of any new securities that Virgin Mobile USA issues or proposes to issue.

In addition, subject to some exceptions, Virgin Mobile USA has agreed to indemnify stockholders that are parties to the agreement against losses arising from (1) the purchase and/or ownership of Virgin Mobile USA’s equity securities, and (2) any litigation to which such stockholder is made a party in its capacity as a holder of Virgin Mobile USA’s securities.

Sprint Nextel Tax Receivable Agreement

In connection with the IPO, Virgin Mobile USA entered into a tax receivable agreement with Sprint Ventures. The tax receivable agreement provides for the payment by Virgin Mobile USA to Sprint Nextel of the amount of the cash savings, if any, in U.S. federal, state and local income tax that Virgin Mobile USA actually realizes as a result of increases in tax basis of assets owned by the Operating Partnership that results from the exchange of its partnership units for shares of Class A common stock. For purposes of the tax receivable agreement, cash savings in income tax are generally computed by comparing Virgin Mobile USA’s income tax liability (assuming no contribution of net operating losses by the Virgin Group) to the amount of these taxes that Virgin Mobile USA would have been required to pay if (1) there had been no increase to the tax basis of the assets of the Operating Partnership allocable to Virgin Mobile USA as a result of the initial sale and the future exchanges; (2) Virgin Mobile USA had not entered into the tax receivable agreement; and (3) the Virgin Group had not contributed any net operating losses. This amount is adjusted to the extent that the aggregate hypothetical value of benefits contributed by both the Virgin Group and Sprint Nextel exceeds Virgin Mobile USA’s actual cash savings from these benefits. The term of the tax receivable agreement commenced upon consummation of the IPO of Virgin Mobile USA and will continue until all tax benefits have been utilized or have expired.

If Virgin Mobile USA undergoes a change in control and does not elect to terminate the tax receivable agreement as discussed below, cash savings in income tax will be computed with the additional assumption that Virgin Mobile USA has sufficient income in each subsequent year to claim all of the tax benefits attributable to the increase to the tax basis of the assets of the Operating Partnership and to utilize any loss carryovers attributable to the increase in basis. Additionally, if Virgin Mobile USA or a direct or indirect subsidiary transfers any asset to a corporation with which Virgin Mobile USA does not file a consolidated tax return, Virgin Mobile USA will be treated as having sold that asset in a taxable transaction for purposes of determining the cash savings in income tax under the tax receivable agreement.

Under the tax receivable agreement, prior to agreeing to engage in any business combination, sale or purchase of assets, or reorganization outside the ordinary course of its business which would not constitute a change of control for purposes of the tax receivable agreement and which could adversely affect the expected value of the benefits payable to Sprint Nextel under the tax receivable agreement, Virgin Mobile USA is required to obtain the consent of Sprint Nextel, which may be conditioned upon its agreement to make a make-whole payment to Sprint Nextel to compensate it for the reduction in benefits.

The tax receivable agreement provides that in the event that Virgin Mobile USA breaches any of its material obligations under the tax receivable agreement, whether as a result of Virgin Mobile USA’s failure to make any payment when due (subject to a specified cure period), failure to honor any other material obligation under the tax receivable agreement or by operation of law as a result of the rejection of the tax receivable agreement in a case commenced under the Bankruptcy Code or otherwise, then all of Virgin Mobile USA’s payment and other obligations under the tax receivable agreement will be accelerated and will become due and payable. These payments could be substantial and could exceed Virgin Mobile USA’s actual cash tax savings under the tax receivable agreement. Additionally, Virgin Mobile USA has the right to terminate the tax receivable agreement with respect to previous exchanges (or, in certain circumstances, including if Virgin Mobile USA undergoes a change of control, with respect to all previous and future exchanges). If Virgin Mobile USA terminates the tax receivable agreement, Virgin Mobile USA’s payment and other obligations under the tax receivable agreement will be accelerated and will become due and payable. These payments could be substantial and could exceed Virgin Mobile USA’s actual cash tax savings under the tax receivable agreement.

Registration Rights Agreement

In connection with its IPO, Virgin Mobile USA entered into a registration rights agreement with Sprint Nextel, the Virgin Group and two minority stockholders pursuant to which Virgin Mobile USA is required to register under the Securities Act, under certain circumstances and subject to certain restrictions, shares of Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of Class A common stock) held or acquired by Sprint Nextel, the Virgin Group and the two minority stockholders, their respective affiliates and certain of their respective transferees. The securities registered under any registration statement will be available for sale in the open market unless restrictions apply. In connection with the acquisition of Helio LLC in August 2008, Virgin Mobile USA entered into an amendment to the original registration rights agreement, pursuant to which SK Telecom and EarthLink, Inc. were joined as parties to the registration rights agreement.

Under the terms of the registration rights agreement, each of Sprint Nextel, the Virgin Group and SK Telecom has the right to demand that Virgin Mobile USA register its common stock on at least five occasions, subject to the conditions set forth in the registration rights agreement. Each of the parties to the agreement also has the right to “piggyback” on any registration statements that Virgin Mobile USA files on an unlimited basis, subject to the conditions set forth in the registration rights agreement. In addition, if Virgin Mobile USA is eligible to file a registration statement on Form S-3, the stockholders with S-3 registration rights under the registration rights agreement can request that Virgin Mobile USA register their shares. The registration rights under the registration rights agreement will expire, with respect to an individual holder, when that holder is able to sell all of its shares pursuant to Rule 144 under the Securities Act in any three-month period.

Virgin Mobile USA, L.P. Amended and Restated Partnership Agreement

In connection with Virgin Mobile USA’s IPO, Sprint Nextel entered into a limited partnership agreement with the Operating Partnership, Virgin Mobile USA and the other parties thereto, which was amended and restated in August 2008 in connection with Virgin Mobile USA’s acquisition of Helio LLC. Sprint Nextel holds partnership units in the Operating Partnership, which are exchangeable for 12,058,626 shares of Class A common stock.

Purpose

The partnership agreement provides that the Operating Partnership’s purpose is to engage in any lawful act or activity for which limited partnerships may be formed under the Delaware Revised Uniform Limited Partnership Act.

Management and Control

The partnership agreement further provides that VMU GP1, LLC as general partner, manages and controls the business and affairs of the Operating Partnership. VMU GP1, LLC is an indirect, wholly-owned subsidiary of Virgin Mobile USA.

Persons holding operating partnership units have the right to vote on certain amendments to the partnership agreement of the Operating Partnership, as well as on certain other matters.

Units; Percentage Interests

Each limited partner in the Operating Partnership was issued common units representing interests in the Operating Partnership, and the percentage interest of each partner was determined based on the ratio of the number of common units held by the partner to the number of outstanding common units in the partnership, or, in the case of the preferred stock, an equal number of units of preferred stock with designations, preferences and other rights, terms and conditions that are substantially the same as the designations, preferences and other rights, terms and conditions of the preferred stock, registered in the name of the issuer. As of July 31, 2009, Virgin Mobile USA and Sprint Nextel held approximately 84.8% and 15.2%, respectively, of the common units in the Operating Partnership.

In the event Virgin Mobile USA redeems, repurchases, acquires, cancels or terminates a share of Class A common stock or Class C common stock, other than in connection with a conversion of shares of Class C common stock into shares of Class A common stock, one common unit of the Operating Partnership will automatically be cancelled for the same consideration paid by Virgin Mobile USA for each share of Class A common stock or Class C common stock. At any time a share of preferred stock is redeemed, repurchased, acquired, cancelled or terminated by or on Virgin Mobile USA’s behalf, one unit of preferred stock registered in Virgin Mobile USA’s name or, at the election of VMU GP1, LLC in its sole discretion, any of its direct or indirect subsidiaries, will be redeemed, repurchased, acquired, cancelled or terminated by the Operating Partnership for the same consideration, if any, as the consideration paid by or on Virgin Mobile USA’s behalf so that the number of units of preferred stock held by the ultimate parent and any of its direct or indirect subsidiaries, including the general partner, at all times equals the number of shares of preferred stock outstanding. The general partner will revise the register to reflect any redemption, repurchase, acquisition, cancellation or termination. Similarly, in the event Virgin Mobile USA or its subsidiaries issue a share of Class A common stock, Class C common stock or preferred stock, other than in connection with a conversion of shares of Class C common stock or preferred stock to shares of Class A common stock, the net proceeds received by Virgin Mobile USA or its subsidiary with respect to each share will be concurrently transferred to the Operating Partnership, which will in return issue to Virgin Mobile USA or its subsidiary one common unit or unit of preferred stock, as applicable, in the Operating Partnership. If Virgin Mobile USA or its subsidiary do not receive any net proceeds from the issuance of any security (including an issuance of Class A common stock pursuant to the tax receivable agreement between Virgin Mobile USA and the Virgin Group), the Operating

Partnership will issue an equal number of units of partnership interest with the same terms as the securities issued by Virgin Mobile USA or its subsidiary and will make a pro rata issuance of units of partnership interest to the other holders of common units unless the securities were issued pursuant to an employee incentive plan of Virgin Mobile USA or certain other exceptions apply. Accordingly, every time Virgin Mobile USA issues shares of Class A common stock or preferred stock to the Virgin Group under the tax receivable agreement, the Operating Partnership will be required to issue additional limited partnership units to Sprint Nextel.

Common partnership units are exchangeable for shares of Class A common stock and other partnership units are exchangeable for the securities that triggered their issuance, in each case on a one for one basis, subject to adjustment.

Distributions; Tax Distributions

VMU GP1, LLC has the right to determine when distributions will be made to the partners of the Operating Partnership and the amount of any distribution. All distributions will generally be made to the partners holding common units pro rata in accordance with their respective percentage ownership interests in the Operating Partnership. The Operating Partnership may make distributions to Virgin Mobile USA without pro rata distributions to other partners in order to pay (1) consideration, if any, for redemption, repurchase, acquisition, cancellation or termination of Class A common stock or Class C common stock, and (2) overhead and some other fees and expenses. The Operating Partnership may also make loans to Virgin Mobile USA or its subsidiaries for bona fide business purposes, subject to some restrictions and requirements as to repayment.

The holders of the partnership units in the Operating Partnership, including Bluebottle USA Holdings L.P. and Sprint Ventures, may be subject to U.S. federal, state and local income taxes on their proportionate share of any net taxable income of the Operating Partnership. Net profits and net losses of the Operating Partnership are generally allocated to the partners pro rata in accordance with their respective percentage interests (as determined in accordance with the partnership agreement). The partnership agreement permits the Operating Partnership to make cash distributions to its partners to enable its partners to satisfy their tax liabilities. If the Operating Partnership makes these tax distributions in the future, these tax distributions will generally be computed based on the net taxable income of the Operating Partnership allocable directly and indirectly to Virgin Mobile USA multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for a corporate resident of the state of New York (taking into account the nondeductibility of some expenses and the character of Virgin Mobile USA’s income) with proportionate distributions to each other holder of partnership units based on the relative interests of the partners at the date of the distribution.

Indemnification

Under the terms of the partnership agreement, the Operating Partnership indemnifies all of the partners, including the general partner, against any and all losses and expenses related thereto incurred by reason of the fact that such person was a partner of the Operating Partnership. In the event that losses are incurred as a result of a partner’s fraud or willful misconduct, that partner is not entitled to indemnification under the partnership agreement.

Dissolution

The Operating Partnership may be dissolved only upon the occurrence of the voluntary agreement of all partners, any act constituting dissolution under applicable law or other events specified in the partnership agreement. Upon dissolution, the Operating Partnership will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (1) first, to creditors (including to the extent permitted by law, creditors who are partners) in satisfaction of the liabilities of the Operating Partnership, and (2) second, to the partners in proportion to their respective percentage interests.

PCS Services Agreement

Virgin Mobile USA is party to a PCS services agreement with Sprint Spectrum, L.P., a subsidiary of Sprint Nextel, under which Sprint Spectrum provides Virgin Mobile USA with access to its wireless voice and data services operating on the nationwide Sprint PCS network. This access includes adjunct nationwide Sprint PCS network services which are a fundamental component of Sprint Spectrum’s service offerings. Virgin Mobile USA and Sprint Nextel agreed to amend the PCS services agreement in October 2007; March, May, June and December 2008; and March, April and September 2009. The following is a summary of the terms of the PCS services agreement, as amended to date.

Access to Network and Services

Sprint Spectrum makes substantially all existing CDMA network and network-connected services available to Virgin Mobile USA. In addition, Sprint Spectrum must make new CDMA network services and network-connected services available to Virgin Mobile USA, unless the services are marketed as unique to Sprint Nextel. In these instances, Sprint Spectrum will not be required to make the service available to Virgin Mobile USA until three months after the services have been made available to Sprint Nextel’s customers. The PCS services agreement permits Virgin Mobile USA to purchase non-network services from third party sources not directly related to the nationwide Sprint PCS network. Sprint Spectrum may, but is not required to, provide Virgin Mobile USA with these non-network services.

Virgin Mobile USA may request customized services from Sprint Spectrum. If the requested services are within then-existing capabilities of Sprint Spectrum’s core network, Sprint Spectrum will provide Virgin Mobile USA with the requested customized service. If the requested services are not within Sprint Spectrum’s existing capabilities, Sprint Spectrum may elect, at its discretion, to develop the requested customized service. As part of the PCS services agreement, Sprint Spectrum must use reasonable efforts to provide location services to Virgin Mobile USA.

Virgin Mobile USA must use Sprint Spectrum and its third party PCS affiliates as its exclusive provider of mobile voice and data services in the United States, the U.S. Virgin Islands and Puerto Rico. In addition, as long as Sprint Spectrum or any Sprint Nextel affiliate owns more than 10% of Virgin Mobile USA’s equity, Sprint Nextel will be its preferred telecommunications services provider.

If Sprint Spectrum migrates a significant number of customers to a successor network and ceases activation of new customers on the nationwide Sprint PCS network or a significant number of Sprint Spectrum’s activation of new voice and data customers are on a successor network, Virgin Mobile USA will begin negotiations with Sprint Spectrum regarding a possible arrangement to provide Virgin Mobile USA with access to that successor network. If at any time Sprint Spectrum offers terms and conditions for the use of the successor network that are substantially similar to those under the PCS services agreement, Virgin Mobile USA must accept the offer. If after a specified negotiation period, Virgin Mobile USA cannot reach an agreement with Sprint Spectrum, or Sprint Spectrum has not offered terms for the successor network that are substantially similar to those under the PCS services agreement, then Virgin Mobile USA must elect to either (1) use the successor network exclusively at the same level of functionality as the nationwide PCS network at rates fixed at those applicable to Virgin Mobile USA for the services on the CDMA network under the PCS services agreement, or (2) terminate the agreement and continue to use the CDMA network for a period of approximately two years pursuant to the terms and conditions of the PCS services agreement, subject to a cap on rates at those applicable to Virgin Mobile USA as of the beginning of the negotiation period. If Virgin Mobile USA elects to terminate the agreement under (2) above, Virgin Mobile USA’s exclusivity obligations cease and Virgin Mobile USA may negotiate with other network providers to obtain mobile services during this period and thereafter. In all cases, Sprint Spectrum reserves the right to discontinue providing services over the CDMA network after expiration of a two-year migration period and Virgin Mobile USA will bear the costs (if any) of migrating end users to a new network if necessary. The PCS services agreement does not give Virgin Mobile USA the right to use the WiMax network operated by Clearwire Corporation.

Cost of Services

Under the terms of the PCS services agreement, Virgin Mobile USA pays fixed rates for voice, messaging and data traffic. Sprint Nextel will provide Virgin Mobile USA with a $2.50 network usage credit for each gross customer addition between July 1, 2008 and December 31, 2009, up to a maximum of $10 million, provided that no undisputed amounts are past due. If the merger is not completed, Virgin Mobile USA expects to negotiate with Sprint Nextel for rates and other terms applicable to 2011 and beyond, but if Virgin Mobile USA fails to reach an agreement, 2010 rates will apply.

On February 25, 2009, Virgin Mobile USA entered into the Eighth Amendment to the PCS services agreement with Sprint Nextel. Under the terms of the Eighth Amendment, Virgin Mobile USA required minimum payment for the year ended December 31, 2008 decreased from $318 million to $317.2 million. In addition to the network usage credits for gross additions between July 1, 2008 and December 31, 2009 described above, Sprint Nextel provided Virgin Mobile USA with an additional network usage credit of $2.00 for each gross addition between October 1, 2008 and December 31, 2008. During the year ended December 31, 2008, Virgin Mobile USA recorded a credit of $7.1 million in cost of service for both network usage credits.

On April 7, 2009, Virgin Mobile USA entered into the Ninth Amendment to the PCS services agreement with Sprint Nextel. Under the terms of the Ninth Amendment, effective April 1, 2009, Virgin Mobile USA pays fixed, lower rates for domestic network usage for each minute of use each month exceeding a base amount. If the merger is not completed, beginning January 1, 2010, Virgin Mobile USA will pay a fixed rate for messages, regardless of volume, but will no longer be eligible to receive a discount for messaging rates in 2010 based on aggregate payments for all usage during 2009. Virgin Mobile USA will be eligible to receive a discount to existing rates for data services relative to aggregate payments for all usage during 2009.

On September 25, 2009, Virgin Mobile USA and Sprint Spectrum entered into a letter agreement which amended the PCS services agreement. Pursuant to the letter agreement, Sprint Nextel will apply a discount to the total charges under the PCS services agreement for voice and data services for each monthly billing cycle from August 1, 2009 through December 31, 2009.

Quality of Services

The services which Sprint Spectrum provides to Virgin Mobile USA cannot be of inferior quality (as measured by metrics including, but not limited to, dropped calls, blocked calls, call setup, transmission speeds, and E-911 capabilities) or clarity than that of the generally available PCS services provided by Sprint Spectrum to its own customers.

If Virgin Mobile USA requests customized services from Sprint Spectrum and Sprint Spectrum elects to develop and use the required services, Virgin Mobile USA will share the costs of the development evenly with Sprint Spectrum. If Sprint Spectrum develops but does not use the services, Virgin Mobile USA bears the entire development cost.

The PCS services agreement also includes a qualified “most favored nation” clause. In the event that Sprint Spectrum (1) enters into a wireless service agreement to sell PCS services to one of Virgin Mobile USA’s direct strategic competitors, (2) the agreement is similar to the PCS services agreement, (3) Sprint Nextel owns less than 37.5% of the counterparty to the agreement, and (4) the agreement commits Sprint Spectrum to sell wireless voice and/or data services at a lower price in the aggregate than Virgin Mobile USA pays, then Sprint Spectrum will make the services available to Virgin Mobile USA at the same price and under the same terms.

Liability

Under the terms of the PCS services agreement, both parties’ liability for direct damages to the other party will not exceed $10 million, except with respect to unpaid amounts due under the PCS services agreement. Subject to exceptions enumerated in the agreement, neither party is liable for special, indirect, incidental, exemplary, punitive or consequential damages, including loss of profits arising out of the performance of the agreement.

Mobile Telephone Numbers

Sprint Spectrum administers mobile identification telephone numbers, or MINs, on Virgin Mobile USA’s behalf and for Virgin Mobile USA’s benefit. This administration includes obtaining and managing MINs in accordance with Virgin Mobile USA’s anticipated MIN needs (to the extent possible in consideration of factors affecting MIN availability outside of Sprint Spectrum’s control). Under the PCS services agreement, Virgin Mobile USA must take affirmative steps to decrease the number of assigned and inactive MINs in the event Virgin Mobile USA adopts a policy of deactivating customers in excess of 180 days after a customer’s last replenishment and this policy results in a number of assigned inactive MINs that is significantly greater than the industry. If Virgin Mobile USA assigned inactive MINs exceed the industry average level after 60 days’ notice from Sprint Spectrum, Sprint Spectrum may restrict Virgin Mobile USA’s MIN availability.

Intellectual Property

Under the PCS services agreement, Sprint Spectrum granted to Virgin Mobile USA a non-transferable, royalty-free, non-exclusive license to use and sell at retail the Sprint Spectrum handset proprietary information, solely to permit Virgin Mobile USA and its customers to use the Virgin Mobile USA service. Virgin Mobile USA and Sprint Spectrum retain all right, title and interest in and to Virgin Mobile USA and Sprint Spectrum’s respective proprietary intellectual property, which we refer to as IP, that is developed outside of the scope of the agreement. The agreement provides that Sprint Spectrum will own all IP related to improvements, modifications or work derived from any activity related to the agreement, other than certain services that are not developed by Sprint Spectrum. In addition, Virgin Mobile USA generally retains ownership of any IP related to improvements, modifications and derivative works to Virgin Mobile USA’s customized services that are not provided by Sprint Spectrum.

Payment Terms

Sprint Nextel provides Virgin Mobile USA monthly invoices of charges incurred by Virgin Mobile USA. Payment of the undisputed portion of each invoice is due within ten business days of the due date. Amounts not paid by the due date accrue interest at the rate of 1% per month. If Virgin Mobile USA fails to make a payment (other than payments that are being disputed in good faith) and this failure continues for more than 30 days after written notice from Sprint Nextel, it will constitute a default under the PCS services agreement.

Virgin Mobile USA incurred costs of approximately $145.0 million and $133.9 million in the six months ended June 30, 2009 and 2008, respectively, and approximately $295.0 million, $294.5 million and $225.3 million in the years ended December 31, 2008, 2007 and 2006, respectively, relating to services provided by Sprint Nextel pursuant to the PCS services agreement.

Term and Termination

The original term of the PCS Services agreement expires in 2027. Both parties to the agreement are granted customary termination rights in case of breaches of the agreement — such as failure to pay amounts when due, or failure to comply with material representations or obligations — which are not cured within a specified period of time and are materially damaging to the other party, in case of the insolvency of the other party or if either party institutes a voluntary proceeding, or becomes the subject of an involuntary proceeding which is not dismissed within 30 days, under any bankruptcy act, insolvency law or any law for the relief of debtors. In addition, in the event that a direct strategic competitor of Sprint Nextel acquires control of Virgin Mobile USA, otherwise assuming continued compliance with the terms of the agreement, Sprint Spectrum may notify Virgin Mobile USA during the period beginning on the date of the transaction and ending 90 days after the closing date of the transaction resulting in a change of control of its intention to terminate the agreement 24 months following the date of this notice. Similarly, if a direct strategic competitor of the Virgin Group acquires control of Virgin Mobile USA, Virgin Enterprises may terminate its trademark license agreement with Virgin Mobile USA. If Virgin Enterprises exercises its right to terminate its trademark license agreement, Sprint Spectrum may terminate the PCS services agreement as of the same date. If Sprint Spectrum exercises this termination right, Virgin Mobile USA’s obligation to use the nationwide Sprint PCS network exclusively ceases from the date Sprint Spectrum gives notice of termination to Virgin Mobile USA.

If Sprint Spectrum sells a material portion of the nationwide Sprint PCS network (for example, its spectrum and network facilities in a specific geographic region), it must use commercially reasonable efforts to ensure that Virgin Mobile USA is able to procure PCS service, whether through Sprint Spectrum, the acquirer of the material portion of its business, or a third party. If PCS service cannot be obtained on this basis, then Virgin Mobile USA’s exclusivity obligations to Sprint Spectrum or its successor are waived in the affected region.

Board Representation

So long as the PCS services agreement remains in effect, Sprint Ventures has the right to appoint at least one of Virgin Mobile USA’s directors.

Sprint Nextel Trademark License Agreement

Virgin Mobile USA is a party to a trademark license agreement with Sprint Communications Company, L.P., a subsidiary of Sprint Nextel, which governs its use of the “Sprint” and “Sprint PCS” brand in relation to the provision and marketing of mobile voice and data services and other related services. In connection with the consummation of its IPO, Virgin Mobile USA amended and restated the Sprint Nextel trademark license agreement. The following is a summary of the terms of this agreement.

Scope of Right to Use Trademark

Sprint Communications grants to Virgin Mobile USA the right to use the “Sprint” name and logo in the United States, U.S. Virgin Islands and Puerto Rico for mobile voice and data services and related services, such as voicemail and messaging, subject to some limitations.

Royalties

Virgin Mobile USA pays royalties to Sprint Communications in an amount equal to 0.25% of gross revenues, exclusive of the sale of handsets, up to an annual limit of $4 million, adjusted annually for inflation.

Term and Termination

The Sprint Nextel trademark license agreement will expire on December 31, 2027. Both parties to the agreement are granted customary termination rights in case of breaches of the agreement — such as failure to pay amounts when due or failure to comply with material representations and obligations — which are not cured within a specified period of time, or in case of the insolvency of the other party. In addition, in the event that the PCS Service Agreement is terminated or expires, this trademark license agreement expires automatically.

Virgin Mobile USA must comply with several additional conditions on the use of the marks, including the condition that the marks not be used other than in a manner that is consistent with guidelines approved by Sprint Communications.

Virgin Mobile USA incurred costs of approximately $1.5 million in each of the six months ended

June 30, 2009 and 2008 and approximately $3.0 million, $1.5 million and $1.3 million in the years ended December 31, 2008, 2007 and 2006, respectively, for royalty expenses under the trademark license agreement.

Subordinated Credit Agreement

On July 19, 2006, Virgin Mobile USA entered into the subordinated credit agreement with Virgin Entertainment and Sprint Spectrum, under which Virgin Entertainment and Sprint Spectrum agreed to make up to $100 million in revolving credit loans. Sprint Spectrum ceased to be a party to the agreement when it was amended on September 21, 2007 in connection with the IPO.

Distribution Arrangements

Virgin Mobile USA distributes its products through Sprint Nextel stores. Virgin Mobile USA recognized revenue of $243,000 and $171,000 in the six months ended June 30, 2009 and 2008, respectively, and $411,000, $281,000 and $10.4 million in the years ended December 31, 2008, 2007 and 2006, respectively, related to Virgin Mobile USA’s distribution arrangements with Sprint Nextel.

In addition, Virgin Mobile USA has a distribution agreement with Sprint Nextel that enables Virgin Mobile USA to sell its products in RadioShack stores. Sprint Nextel has agreed, subject to some conditions including the right to terminate on 90 days’ notice, to permit Virgin Mobile USA to sell its handsets on consignment through RadioShack stores, and Virgin Mobile USA currently sells all its handsets to this retailer under an agreement between RadioShack and Virgin Mobile USA.

Master Services Agreement

In January 2003, Virgin Mobile USA entered into a master services agreement with an affiliate of Sprint Nextel to purchase wireline communications services for Virgin Mobile USA’s operations, which was amended and restated in June 2008. Virgin Mobile USA incurred costs related to the agreement of approximately $4.3 million and $4.6 million in the six months ended June 30, 2009 and 2008, respectively, and approximately $9.6 million, $15.0 million and $10.1 million in the years ended December 31, 2008, 2007 and 2006, respectively.

Federal Excise Tax Refund Agreement

Virgin Mobile USA entered into an agreement with Sprint Spectrum in September 2007 pursuant to which Sprint Spectrum agreed that Virgin Mobile USA is entitled to claim any refund paid by the IRS relating to federal communications excise taxes previously paid in connection with prepaid wireless communications services involving Top-Up cards sold to Sprint Spectrum for resale in certain Sprint-branded retail locations. In 2007, Virgin Mobile USA partially settled its refund claim with the IRS and received a refund relating to the Sprint branded retail location sales.

DESCRIPTION OF SHARE CAPITAL OF SPRINT NEXTEL

The following discussion is a summary of the terms of the capital stock of Sprint Nextel and should be read in conjunction with “Comparison of Rights of Sprint Nextel Stockholders and Virgin Mobile USA Stockholders” beginning on page 122. This summary is not meant to be complete and is qualified by reference to the relevant provisions of the Kansas General Corporation Code, which we refer to as the KGCC, and Sprint Nextel’s amended and restated articles of incorporation and bylaws. You are urged to read those documents carefully. Copies of Sprint Nextel’s articles of incorporation, which we refer to as Sprint Nextel’s articles of incorporation, and Sprint Nextel’s amended and restated bylaws are incorporated by reference in this proxy statement/prospectus and will be sent to Virgin Mobile USA stockholders upon request. See “Where You Can Find More Information” beginning on page 142.

Authorized Capital Stock

Sprint Nextel’s articles of incorporation provide that the total number of shares of capital stock which may be issued by Sprint Nextel is 6,620,000,000, and the designation, the number of authorized shares and the par value of the shares of each class or series are as follows:

			Number of
Designation	Class	Series	Shares	Par Value

Series 1 common stock	Common Stock	Series 1	6,000,000,000	$2.00 per share
Series 2 common stock	Common Stock	Series 2	500,000,000	$2.00 per share
Non-voting common stock	Non-Voting Common Stock		100,000,000	$0.01 per share
Preferred stock	Preferred Stock	Sixth Series	3,000,000	No par value
		Seventh Series	300,000	No par value
		Ninth Series	232,745	No par value

An additional 16,467,255 shares of preferred stock, no par value, are available for future issuances in one or more series to be designated by the Sprint Nextel board of directors.

Description of Common Stock

Voting Powers

General.  Except as otherwise provided by law, as set forth in Sprint Nextel’s articles of incorporation or as otherwise provided by the terms of any outstanding non-voting common stock or any outstanding series of preferred stock, the holders of Sprint Nextel common stock and Series 2 common stock, vote together with the holders of all other classes or series of capital stock that have general voting power on all matters as a single class. The holders of Sprint Nextel common stock and Series 2 common stock, voting together as a separate class, are entitled to vote on a proposed amendment to Sprint Nextel’s articles of incorporation if the amendment would:

•	increase or decrease the number of authorized shares of Sprint Nextel common stock or Series 2 common stock;

•	increase or decrease the par value of the shares of Sprint Nextel common stock or Series 2 common stock; or

•	alter or change the powers, preferences or special rights of the shares of Sprint Nextel common stock or Series 2 common stock so as to affect them adversely.

Except as otherwise provided by law or as described below, the holders of non-voting common stock will have no right to vote on any matter. Sprint Nextel’s articles of incorporation provide that the holders of non-voting common stock will have the right to vote, as a separate class, on any fundamental change in which shares of non-voting common stock would be treated differently from shares of Sprint Nextel common stock. A fundamental change is any merger, consolidation, reorganization or reclassification by Sprint Nextel of its shares of capital stock, any amendment to its amended and restated articles of incorporation or any liquidation, dissolution or winding up of Sprint Nextel. However, the holders of the non-voting common stock will not have the right to vote on a fundamental change in which the only difference in treatment is that the holders of Sprint Nextel common stock would be entitled to receive equity securities with full voting rights and the holders of non-voting common stock would be entitled to receive equity securities that have voting rights substantially identical to the voting rights of the non-voting common stock and that are convertible upon any Voting Conversion Event (as defined below under “— Optional Conversion of Non-Voting Common Stock”) on a share for share basis into the voting securities to which the holders of the Sprint Nextel common stock are entitled, but which are otherwise identical to those voting securities.

Votes Per Share.  Except as specified below, on each matter to be voted on by the holders of Sprint Nextel common stock and Series 2 common stock:

•	each outstanding share of Sprint Nextel common stock will be entitled to one vote per share; and

•	each outstanding share of Series 2 common stock will be entitled to 1/10 of a vote per share.

In any vote in which the Sprint Nextel common stock and Series 2 common stock are entitled to vote together as a separate class and are voting as a separate class, each share will be entitled to one vote, except that in any vote in which the holders of Sprint Nextel common stock and Series 2 common stock vote together as a separate class solely because the shares of Sprint Nextel common stock and Series 2 common stock are the only voting securities of Sprint Nextel that are outstanding, or are the only securities of Sprint Nextel entitled to vote on the matter, and neither applicable law nor Sprint Nextel’s articles of incorporation entitle the Sprint Nextel common stock and Series 2 common stock to vote as a separate class, the vote per share as described in the paragraph immediately above will apply.

In addition, (1) if shares of only one series of Sprint Nextel common stock or Series 2 common stock are outstanding on the record date for determining the holders entitled to vote on any matter, then each share of the outstanding series will be entitled to one vote, and (2) if either the Sprint Nextel common stock or Series 2 common stock votes as a single class with respect to any matter, each share of that series will, for purposes of that vote, be entitled to one vote on that matter.

In any vote in which the holders of the non-voting common stock are entitled to vote together as a separate class, each share of non-voting common stock will be entitled to one vote.

Cumulative Voting.  Stockholders of Sprint Nextel are not entitled to cumulative voting of their shares in elections of directors.

Liquidation Rights

In the event of the voluntary or involuntary liquidation, dissolution or winding up of Sprint Nextel, the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding must first be satisfied. The holders of Sprint Nextel common stock, Series 2 common stock and non-voting common stock will be entitled to share in the remaining assets of Sprint Nextel on a pro rata basis. Neither the merger nor consolidation of Sprint Nextel, nor the transfer of all or part of the Sprint Nextel assets, will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of Sprint Nextel within the meaning of this paragraph.

Dividends

Generally.  Dividends on Sprint Nextel common stock, Series 2 common stock and the non-voting common stock, which we refer to collectively as the Sprint Nextel shares, may be declared and paid only out of the funds of the company legally available therefor.

The per share dividends on the Sprint Nextel shares, when and if declared, will be an equivalent amount for all classes and series of Sprint Nextel shares and will be payable on the same date, except that if a dividend is paid in Sprint Nextel shares, or in options, warrants or rights to acquire Sprint Nextel shares, or in securities convertible into or exchangeable into Sprint Nextel shares, the dividend on each series or class of Sprint Nextel shares will be paid in shares of that series or class of stock, or options, warrants or rights to acquire shares of that series or class of common stock, or securities convertible into or exchangeable for shares of that series or class of common stock.

Share Distributions.  The board of directors may declare and pay dividends or distributions of Sprint Nextel shares (or securities convertible into or exchangeable or exercisable for Sprint Nextel shares) on Sprint Nextel shares or preferred stock only as follows:

•	dividends or distributions of shares of Sprint Nextel common stock (or securities convertible into or exchangeable or exercisable for shares of Sprint Nextel common stock) on shares of Sprint Nextel common stock, as well as on preferred stock;

•	dividends or distributions of shares of Series 2 common stock (or securities convertible into or exchangeable or exercisable for shares of Series 2 common stock) on shares of Series 2 common stock, as well as on preferred stock; and

•	dividends or distributions of shares of non-voting common stock (or securities convertible into or exchangeable or exercisable for shares of non-voting common stock) on shares of non-voting common stock, as well as on preferred stock.

Preemptive Rights

No holder of shares of any class or series of capital stock of Sprint Nextel or holder of any security or obligation convertible into shares of any class or series of capital stock of Sprint Nextel will have any preemptive right to subscribe for, purchase or otherwise acquire shares of any class or series of capital stock of Sprint Nextel.

Redemption of Shares Held By Aliens

Sprint Nextel’s articles of incorporation permit, by action of the board of directors, the redemption of shares of Sprint Nextel common stock and Series 2 common stock held by aliens if necessary to comply with the foreign ownership limitations set forth in Section 310 of the U.S. Communications Act of 1934, as amended. The provisions permit Sprint Nextel common stock held by aliens to be redeemed at a price equal to the market price (i.e. the closing price of the Sprint Nextel common stock on the previous trading day) of the shares on the third business day before mailing the notice of redemption, except that the redemption price with respect to shares of Sprint Nextel common stock purchased by any alien after November 21, 1995 and within one year of the redemption date would not, unless otherwise determined by the board of directors of Sprint Nextel, exceed the purchase price paid for those shares by the alien. The provisions also permit Series 2 common stock held by aliens to be redeemed at a price equal to the market price of a share of Sprint Nextel common stock on the redemption date.

Sprint Nextel will give written notice of the redemption date at least 30 days before the redemption date to the record holders of the shares selected to be redeemed, except that the redemption date may be the date on which notice is given if the cash or redemption securities necessary to effect the redemption have been deposited in trust for the benefit of record holders and are subject to immediate withdrawal by them when they surrender their stock certificates.

The redemption price may be paid in cash, any debt or equity securities of Sprint Nextel or its subsidiaries, or any combination of those securities or any combination of cash and those securities, provided that the securities, together with any cash to be paid as part of the redemption price, will, in the opinion of an investment banking firm of recognized national standing selected by the board of directors of Sprint Nextel, have a market price, at the time notice of redemption is given, at least equal to the redemption price.

No Dilution or Impairment; Certain Tender Offers

Sprint Nextel’s articles of incorporation will not permit Sprint Nextel to effect any reclassification, subdivision or combination of the outstanding shares of Sprint Nextel common stock (including any reclassification, subdivision or combination effected pursuant to a consolidation, merger or liquidation) unless at the same time shares of all series or classes of common stock of Sprint Nextel are reclassified, subdivided or combined on an equal per share basis so that the holders of shares of each series or class of common stock:

•	are entitled, in the aggregate, to the same percentage of the voting power as they had immediately before the reclassification, subdivision or combination; and

•	maintain all of the rights associated with that series or class of common stock set forth in Sprint Nextel’s articles of incorporation, subject to the limitations, restrictions and conditions on those rights contained in Sprint Nextel’s articles of incorporation.

In the case of any consolidation or merger of Sprint Nextel with or into any other entity (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Sprint Nextel common stock) or any reclassification of the Sprint Nextel common stock into any other form of capital stock of Sprint Nextel, each holder of Series 2 common stock will, after the consolidation, merger or reclassification, have the right to convert each share of Series 2 common stock held by that holder into the kind and amount of shares of stock and other securities and property which that holder would have been entitled to receive upon the consolidation, merger or reclassification if that holder had converted its shares of Series 2 common stock into Sprint Nextel common stock immediately before the merger, consolidation or reclassification.

Exclusionary Tender Offers

If the board of directors does not oppose a tender offer by a person other than a Cable Holder (as described below) for voting securities of Sprint Nextel representing not less than 35% of the voting power of Sprint Nextel, and the terms of the tender offer do not permit the holders of Series 2 common stock to sell an equal or greater percentage of their shares as the holders of Sprint Nextel common stock are permitted to sell taking into account any proration, then each holder of Series 2 common stock will have the right (but not the obligation) to deliver to Sprint Nextel a written notice requesting conversion of certain shares of Series 2 common stock designated by that holder into Sprint Nextel common stock. Subject to limitations set forth in Sprint Nextel’s articles of incorporation, each share of Series 2 common stock so designated will automatically convert (without the payment of any consideration) into one duly issued, fully paid and nonassessable share of Sprint Nextel common stock.

“Cable Holder” means, generally, any of Tele-Communications, Inc., a Delaware corporation, Comcast Corporation, a Pennsylvania corporation, or Cox Communications, Inc., a Delaware corporation, or any of their affiliates or successors.

Issuer Tender Offers

Sprint Nextel may not conduct an issuer tender offer (as defined in Rule 13e-4 under the Exchange Act) with respect to the Sprint Nextel common stock unless:

•	the tender offer provides for the participation of the holders of Series 2 common stock on an equal basis with the Sprint Nextel common stock; and

•	Sprint Nextel accepts for repurchase the number of shares tendered by the holders of Sprint Nextel common stock and Series 2 common stock in proportion to the number of shares of each series tendered.

This restriction will not prevent Sprint Nextel from administering in good faith an “odd-lot” program in connection with the issuer tender offer and will not apply to customary acquisitions of Sprint Nextel common stock or Series 2 common stock made by Sprint Nextel on the open market for purposes of maintaining Sprint Nextel stock option plans.

Automatic Conversion of Series 2 Common Stock

If the total number of converted votes (that is, treating the Series 2 common stock as having one vote per share) represented by the aggregate number of issued and outstanding shares of Series 2 common stock is below 1% of the outstanding voting power of Sprint Nextel for more than 90 consecutive days (we refer to the date on which the 90-day period ends as the Conversion Trigger Date), then each outstanding share of Series 2 common stock will automatically convert into one duly issued, fully paid and nonassessable share of Sprint Nextel common stock on the 90th day following the Conversion Trigger Date.

Certain Transfers

When the ownership of shares of Series 2 common stock is transferred to someone other than a Cable Holder, each transferred share will automatically convert into one duly issued, fully paid and nonassessable share of Sprint Nextel common stock as of the date of the transfer.

Optional Conversion of Non-Voting Common Stock

Under the circumstances described below, each share of non-voting common stock is convertible into one duly issued, fully paid and non-assessable share of Sprint Nextel common stock. On the occurrence, or expected occurrence, of any Voting Conversion Event (as described below), each share of non-voting common stock which is being or has been distributed, disposed of or sold in connection with the Voting Conversion Event will be convertible at the option of the holder into one duly issued, fully paid and nonassessable share of Sprint Nextel common stock.

“Voting Conversion Event” means:

•	any public offering or public sale of securities of Sprint Nextel, including a public offering registered under the Securities Act and a public sale under Rule 144 under the Securities Act;

•	any sale of securities of Sprint Nextel to a person or group if, after the sale, that person or group would own or control securities which possess in the aggregate the voting power to elect a majority of the board of directors, if the sale has been approved by the Sprint Nextel board of directors or a committee of the board;

•	any sale of securities of Sprint Nextel to a person or group if, after the sale, that person or group would own or control securities (excluding any non-voting common stock being converted and disposed of in connection with the Voting Conversion Event) which possess in the aggregate the voting power to elect a majority of the board of directors;

•	any sale of securities of Sprint Nextel to a person or group if, after the sale, that person or group would not, in the aggregate, own, control or have the right to acquire more than 2% of the outstanding securities of any class of voting securities; and

•	any distribution, disposition or sale of any securities of Sprint Nextel to a person or group in connection with a merger, consolidation or similar transaction if, after the transaction, that person or group would own or control securities which constitute in the aggregate the voting power to elect a majority of the surviving corporation’s directors, if the transaction has been approved by the Sprint Nextel board of directors or a committee of the board.

Anti-takeover Provisions

The KGCC and Sprint Nextel’s articles of incorporation and bylaws contain provisions which could discourage or make more difficult a change in control of the company without the support of the board of directors. A summary of these provisions follows.

Vote Required for Certain Business Combinations.  Under the KGCC, the board of directors and the holders of a majority of the shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its articles of incorporation, no shareholder vote of a constituent corporation surviving a merger is required if:

•	the merger agreement does not amend the constituent corporation’s articles of incorporation;

•	each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger; and

•	either no shares of common stock of the surviving corporation are to be issued or delivered by way of the merger or, if common stock will be issued or delivered, it will not increase the number of outstanding shares of common stock immediately before the merger by more than 20%.

Sprint Nextel’s articles of incorporation require that certain business combinations initiated by a beneficial owner of 10% or more of Sprint Nextel common stock and Series 2 common stock, together with its affiliates and associates, which we refer to collectively as an interested stockholder, must be approved by the holders of 80% of the outstanding Sprint Nextel common stock and Series 2 common stock, unless (1) approved by a majority of continuing directors where at least seven continuing directors are present, or (2) the consideration received by Sprint Nextel stockholders in the business combination is not less than the highest price per share paid by the interested stockholder for its shares. The types of business combinations covered by this provision include:

•	a merger or consolidation of Sprint Nextel or any of its subsidiaries with an interested shareholder or its affiliate;

•	a sale, lease, exchange, pledge, transfer or other disposition (in one transaction or a series of transactions) of assets with a fair market value of $1 million or more to or with an interested shareholder or its affiliate;

•	the issuance or transfer by Sprint Nextel or any of its subsidiaries (in one transaction or a series of transactions) of Sprint Nextel’s securities or securities of any of its subsidiaries in exchange for cash, securities or other property having an aggregate fair market value of $1 million or more to an interested shareholder or its affiliate;

•	the adoption of a plan or proposal for Sprint Nextel’s liquidation or dissolution proposed by an interested shareholder or its affiliate; or

•	any reclassification of securities or recapitalization of Sprint Nextel or other transaction that has the effect of increasing the proportionate share of its equity securities or equity securities of any subsidiary owned directly or indirectly by the interested shareholder or its affiliate.

In order to qualify as a continuing director, the director cannot be affiliated with the interested stockholder and must have been a director before the time the interested stockholder became an interested stockholder (or any successor director recommended by a majority of the continuing directors).

Restriction on Purchase of Equity Securities by Sprint Nextel

If the beneficial owner of 5% or more of a class of Sprint Nextel’s equity securities has held any of the securities for less than two years, Sprint Nextel’s articles of incorporation prohibits Sprint Nextel from purchasing equity securities of the same class as the securities held for less than two years from the 5% security holder at a premium over market price unless Sprint Nextel obtains the approval of the holders of a majority of the voting power of Sprint Nextel’s outstanding capital stock, excluding the shares held by the 5% security holder.

The approval of stockholders is not required in connection with:

•	any purchase or other acquisition of securities made as part of a tender or exchange offer to purchase securities of the same class on the same terms to all holders of those equity securities;

•	any purchase, redemption, conversion or other acquisition by Sprint Nextel of Series 2 common stock from a holder of that stock pursuant to the provisions of Sprint Nextel’s articles of incorporation; or

•	any purchase, redemption, conversion or other acquisition by Sprint Nextel of non-voting common stock from a holder of that stock.

Notice Provisions Relating to Stockholder Proposals and Nominees

Sprint Nextel’s amended and restated bylaws contain provisions requiring stockholders to give advance written notice to the company of a proposal or director nomination in order to have the proposal or the nominee considered at an annual meeting of stockholders. The notice must usually be given not less than 120 days and not more than 150 days before the first anniversary of the preceding year’s annual meeting. Under Sprint Nextel’s amended and restated bylaws, a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or a majority of the board of directors.

Business Combination Statute

The KGCC has a business combination statute that limits certain business combinations between Kansas corporations, like Sprint Nextel, and interested stockholders, who are certain persons beneficially owning a significant percentage of the voting stock of the corporation. For a description of the Kansas business combination statute, see “Comparison of Rights of Sprint Nextel Stockholders and Virgin Mobile USA Stockholders — State Anti-takeover Statutes.”

Control Share Acquisition Statute

The KGCC also contains a “control share acquisition statute” which provides, unless otherwise provided in a company’s articles of incorporation or bylaws, that any person or group must obtain shareholder approval before acquiring any shares of stock of a publicly traded Kansas corporation if, after the acquisition, that person would have a triggering level of voting power, beginning at 20%, as set forth in the statute. Sprint Nextel amended its bylaws to opt out of the control share acquisition statute.

Blank Check Preferred

Sprint Nextel’s articles of incorporation provide for 20,000,000 shares of preferred stock, of which only 3,532,745 have been designated. The existence of authorized but unissued shares of preferred stock may enable the board of directors of Sprint Nextel to render more difficult or to discourage an attempt to obtain control of Sprint Nextel by means of a merger, tender offer or otherwise. To the extent the board of directors of Sprint Nextel causes shares of its preferred stock to be issued, the voting or other rights of a potential acquirer might be diluted. The board of directors of Sprint Nextel has the authority to issue shares of its preferred stock without any action by its shareholders. These issuances may have the effect of delaying, deterring or preventing a change of control of Sprint Nextel.

Description of Preferred Stock

General Provisions Relating to Preferred Stock

The preferred stock may be issued from time to time in one or more series, each of which is to have the voting powers, designation, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in Sprint Nextel’s articles of incorporation, or in a resolution or resolutions providing for the issue of that series adopted by the board of directors.

The board of directors has the authority to create one or more series of preferred stock and, with respect to each series, to fix or alter as permitted by law:

•	the number of shares and the distinctive designation of the series;

•	the dividend rights;

•	any redemption rights, terms and prices;

•	the terms of any retirement or sinking funds;

•	the rights, terms and prices, if any, by which the shares may be convertible into, or exchangeable for, other shares;

•	the voting power, if any; and

•	any other terms, conditions, special rights and protective provisions.

Dividends

No dividend may be declared and set apart for payment on any series of preferred stock unless a ratable dividend has likewise been paid, or declared and set apart for payment, on all outstanding shares of preferred stock of each other series entitled to cumulative dividends which rank equally as to dividends.

Dissolution Rights

If, in the event of any dissolution of Sprint Nextel, the assets that are available for distribution among the holders of preferred stock that are (1) entitled to a preference over the holders of common stock, and (2) rank equally in connection with any distribution are insufficient to pay in full the preferential amount to which the holders of preferred stock are entitled, then the assets, or the proceeds of the assets, will be distributed among the holders of each applicable series of preferred stock ratably in accordance with the sums that would be payable on the distribution if all sums payable were discharged in full.

Designations of Preferred Stock

No shares of preferred stock of Sprint Nextel are outstanding.

Sixth Series Preferred Stock.  In connection with Sprint Nextel entering into a rights agreement with UMB Bank, n.a., the Sprint Nextel board of directors designated a class of preferred stock as the “Preferred Stock-Sixth Series, Junior Participating,” which we refer to as the sixth series preferred stock. The sixth series preferred stock was only issuable under the circumstances contemplated under the rights agreement. Any right to purchase shares of sixth series preferred stock under the rights agreement expired on June 25, 2007, and no rights were exercised prior to expiration.

Seventh Series Preferred Stock.  Sprint Nextel redeemed all of its outstanding shares of seventh series preferred stock, and pursuant to Sprint Nextel’s articles of incorporation, Sprint Nextel cannot re-issue shares of its seventh series preferred stock as shares of the same series.

Ninth Series Preferred Stock.  Sprint Nextel has no plans to issue shares of its ninth series preferred stock.

Transfer Agent and Registrar

The transfer agent and registrar for the Sprint Nextel common stock is Computershare Trust Company, N.A., Canton, Massachusetts.

COMPARISON OF RIGHTS OF SPRINT NEXTEL STOCKHOLDERS
AND VIRGIN MOBILE USA STOCKHOLDERS

Virgin Mobile USA is a Delaware corporation and is governed by the Delaware General Corporation Law, which we refer to as the DGCL. Sprint Nextel is a Kansas corporation. Sprint Nextel will continue to be a Kansas corporation following the merger and will continue to be governed by the KGCC. The KGCC is modeled closely on the DGCL and is therefore generally interpreted by Kansas courts in a manner that is consistent with the judicial decisions of Delaware courts interpreting the DGCL. Upon completion of the merger, Virgin Mobile USA stockholders will receive shares of Sprint Nextel common stock.

The following description summarizes the material differences that may affect the rights of the stockholders of Sprint Nextel and Virgin Mobile USA, but is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. Stockholders should read carefully the relevant provisions of the KGCC and Sprint Nextel’s amended and restated articles of incorporation and amended and restated bylaws, as well as Virgin Mobile USA’s certificate of incorporation, the Virgin Mobile USA bylaws and certificate of designations of the preferred stock. For more information on how to obtain the documents that are not attached to this proxy statement/prospectus, see “Where You Can Find More Information.”

Capitalization

Sprint Nextel

The total number of shares of all classes of capital stock authorized under Sprint Nextel’s articles of incorporation is 6,620,000,000, which is divided into:

•	6,000,000,000 shares of Sprint Nextel common stock, par value $2.00 per share;

•	500,000,000 shares of Series 2 common stock, par value $2.00 per share;

•	100,000,000 shares of non-voting common stock, par value $0.01 per share;

•	3,000,000 shares of sixth series preferred stock, no par value;

•	300,000 shares of seventh series preferred stock, no par value; and

•	232,745 shares of ninth series zero coupon convertible preferred stock due 2013, no par value.

No shares of non-voting common stock are outstanding, and Sprint Nextel has no plans to issue shares of non-voting common stock.

An additional 16,467,255 shares of preferred stock, no par value, are available for future issuance in one or more series to be designated by the Sprint Nextel board of directors. No shares of sixth series preferred stock, seventh series preferred stock and ninth series preferred stock are outstanding. The sixth series preferred stock was only issuable under the circumstances contemplated under the rights agreement, which expired on June 25, 2007. Sprint Nextel redeemed all of its outstanding shares of preferred stock-seventh series, and pursuant to Sprint Nextel’s articles of incorporation, Sprint Nextel cannot re-issue shares of its preferred stock-seventh series as shares of the same series. In addition, Sprint Nextel has no plans to issue new shares of ninth series preferred stock.

Virgin Mobile USA

The total number of shares of all classes of capital stock authorized under Virgin Mobile USA’s certificate of incorporation is 226,000,001, which is divided into:

•	25,000,000 shares of preferred stock, par value $0.01 per share, including 51,500 shares of Series A convertible preferred stock, par value $0.01 per share;

•	200,000,000 shares of Class A common stock, par value $0.01 per share;

•	two shares of Class B common stock, par value $0.01 per share; and

•	999,999 shares of Class C common stock, par value $0.01 per share.

Subject to the transfer restrictions set forth in the partnership agreement, certain holders of partnership units of the Operating Partnership may exchange their units for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Each share of Class C common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class C common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in Virgin Mobile USA’s certificate of incorporation, including the following:

•	transfers between the Virgin Group and Sprint Nextel; and

•	transfers to trusts, corporations and partnerships controlled by a holder of Class C common stock.

Once transferred and converted into Class A common stock, the Class C common stock will not be reissued.

Each share of preferred stock may be converted at the option of the holder into 117.64706 duly authorized, validly issued, fully paid and non-assessable shares of Class A common stock, reflecting an effective conversion price of $8.50 per share, which we refer to as the conversion price. Any conversion by a holder of preferred stock will be for all of the shares of preferred stock held by the holder.

Voting Rights

Sprint Nextel

Each outstanding share of:

•	Sprint Nextel common stock is entitled to one vote; and

•	Series 2 common stock is entitled to 1/10 of one vote.

In any vote in which holders of Sprint Nextel common stock and Series 2 common stock are entitled, either by law or by Sprint Nextel’s articles of incorporation, such as in the case of a proposed amendment to Sprint Nextel’s articles of incorporation if the amendment would (1) increase or decrease the aggregate number of authorized shares of Sprint Nextel common stock and Series 2 common stock; (2) increase or decrease the par value of the shares of Sprint Nextel common stock and Series 2 common stock; or (3) alter or change the powers, preferences or special rights of the shares of Sprint Nextel common stock and Series 2 common stock so as to affect them adversely, to vote together as a separate class, each share is generally entitled to one vote.

The holders of non-voting common stock generally have no right to vote on any matters to be voted upon by the stockholders. However, the holders of non-voting common stock have the right to vote, as a separate class (with each share having one vote) on any fundamental change in which shares of non-voting common stock would be treated differently than shares of voting common stock. A fundamental change is any merger, consolidation, reorganization or reclassification of Sprint Nextel or its shares of capital stock, any amendment to Sprint Nextel’s articles of incorporation or any liquidation, dissolution or winding up of Sprint Nextel. Nevertheless, holders of non-voting common stock do not have separate class voting rights or any other voting rights with respect to an event constituting a fundamental change in which the only difference in the treatment of non-voting common stock is that the holders of Sprint Nextel common stock and Series 2 common stock receive equity securities with full voting rights and the holders of non-voting common stock receive equity securities which have voting rights substantially identical to the voting rights of non-voting common stock and are convertible into voting securities in the same manner as provided in Sprint Nextel’s articles of incorporation.

Virgin Mobile USA

Each outstanding share of:

•	Class A common stock is entitled to one vote;

•	Class B common stock is entitled to a number of votes that is equal to the number of shares of Class A common stock for which the partnership units of the Operating Partnership held of record by the holder are then exchangeable pursuant to the partnership agreement and Virgin Mobile USA’s certificate of incorporation on all matters on which stockholders are generally entitled to vote;

•	Class C common stock is entitled to one vote; and

•	preferred stock is entitled to one vote for each share of Class A common stock into which the preferred stock would be convertible and, with respect to the vote, the holder will have full voting rights and powers equal to the voting rights and powers of the holders of Class A common stock and is entitled to notice of any stockholders meeting or written consent in lieu thereof in accordance with Virgin Mobile USA’s certificate of incorporation and Virgin Mobile USA’s bylaws, and is entitled to vote together as a single class with holders of Class A common stock with respect to any question upon which holders of Class A common stock have the right to vote.

Holders of Class A common stock, Class B common stock and Class C common stock have no voting power with respect to any amendment to Virgin Mobile USA’s certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of the affected series are entitled, either separately or together with the holders of one or more other series, to vote thereon pursuant to Virgin Mobile USA’s certificate of incorporation or pursuant to the DGCL.

Holders of Class A common stock, Class B common stock and Class C common stock will vote together as a single class on all matters except with respect to the amendment of certain provisions of Virgin Mobile USA’s certificate of incorporation or as required by law.

Stockholder Action by Written Consent

Sprint Nextel

The KGCC only allows action to be taken by shareholders by written consent without an annual or special meeting of shareholders if that consent is unanimous. As a Kansas corporation, the shareholders of Sprint Nextel will not be able to take action by written consent without an annual or special meeting unless consent is unanimous.

Virgin Mobile USA

The DGCL allows action to be taken by the stockholders of the minimum number of votes that would be needed to approve a matter at an annual or special meeting of stockholders, unless this right to act by written consent is denied in Virgin Mobile USA’s certificate of incorporation or bylaws.

Virgin Mobile USA’s certificate of incorporation states that any action required or permitted to be taken by the holders of stock of Virgin Mobile USA must be effected at a duly called annual or special meeting of the holders and may not be effected by any consent in writing by the holders. However, any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other the series, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding shares of the relevant class or series having not less than the minimum number of votes that would be necessary to authorize or take action at a meeting at which all shares of preferred stock entitled to vote thereon were present and voted.

Dividends

Sprint Nextel

The holders of Sprint Nextel common stock, Series 2 common stock and non-voting common stock receive ratably dividends, if any, as may be declared from time to time by the Sprint Nextel board of directors out of funds that are legally available for the payment of dividends. If the board of directors declares a dividend on any of the Sprint Nextel common stock, Series 2 common stock or non-voting common stock, it must declare the same dividend on the other series of common stock.

Upon the issuance of a new series of preferred stock, the board of directors may provide for dividend restrictions on the common stock as to that series of preferred stock.

Virgin Mobile USA

Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with Class A common stock and Class C common stock with respect to the payment of dividends, dividends may be declared and paid on Class A common stock and Class C common stock out of the assets of Virgin Mobile USA that are by law available therefor, at times and in amounts as determined by the board of directors in its discretion. Holders of Class C common stock are entitled to receive dividends at the same rate as holders of Class A common stock when and if declared by the board of directors out of funds legally available therefor. Dividends will not be declared or paid on Class B common stock. In no event will any cash or stock dividends, stock splits, combinations of stock or distributions be declared or made on Class A common stock or Class C common stock unless the shares of Class A common stock and Class C common stock at the time outstanding are treated equally.

Each holder of preferred stock is entitled to receive, when, as and if dividends are declared by the board of directors out of Virgin Mobile USA’s funds legally available therefor:

•	dividends on each outstanding share of preferred stock that will accrue at a rate per annum of 6.00%, which we refer to as the annual dividend rate; and

•	participating dividends of the same type as any dividends or other distribution, whether cash, in kind or other property, payable or to be made on outstanding shares of Class A common stock equal to the amount of the dividends or other distribution as would be made on the number of shares of Class A common stock into which the share of preferred stock could be converted on the date of payment of dividends or other distribution on Class A common stock.

The preferred stock dividends are payable semi-annually in arrears on September 30 and March 31 of each year. The amount of preferred stock dividends payable on the preferred stock for each full dividend period will be computed by multiplying the liquidation preference by one-half of the annual dividend rate. Preferred stock dividends in respect of each dividend period are paid in additional shares of preferred stock. So long as any shares of preferred stock are outstanding, unless full cumulative dividends on all outstanding shares of preferred stock for all past dividends have contemporaneously been declared and paid in full or declared, then no dividend (other than a dividend payable solely in shares of parity securities or junior securities) will be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of parity securities. So long as any shares of preferred stock are outstanding, unless full cumulative dividends on all outstanding shares of preferred stock for all past dividends have contemporaneously been declared, then no dividend (other than a dividend payable solely in shares of junior securities) will be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of junior securities. So long as any shares of preferred stock are outstanding, no dividend may be declared or paid or set aside for payment or other distribution declared or made upon any Virgin Mobile USA common stock unless full participating dividends on all shares of preferred stock have been or are contemporaneously declared and paid.

Liquidation

Sprint Nextel

In the event of the liquidation, dissolution or winding up of Sprint Nextel, the holders of Sprint Nextel common stock, Series 2 common stock and non-voting common stock of Sprint Nextel will be entitled to share ratably in any remaining assets of Sprint Nextel after satisfaction of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding.

Virgin Mobile USA

In the event of the liquidation, dissolution or winding up of the affairs of Virgin Mobile USA, each of the holders of the then outstanding shares of preferred stock will be entitled to be paid out of Virgin Mobile USA’s assets available for distribution to its stockholders before any payment or distribution of Virgin Mobile USA’s assets will be made to or set apart for the holders of Class A common stock, Class B common stock and Class C common stock and each other class or series of capital stock of Virgin Mobile USA created which expressly ranks junior to the preferred stock, an amount in cash per share equal to the greater of (1) the sum of the preferred stock liquidation preference plus all unpaid cumulated and accrued dividends on the share of preferred stock, or (2) an amount equal to the amount the holders of preferred stock would have received upon a liquidation had the holders converted their shares of preferred stock into shares of Class A common stock immediately prior to the liquidation, the greater amount of which we refer to as the Series A liquidation payment amount. Upon liquidation and after the holders of preferred stock have been paid in full, the remaining Virgin Mobile USA assets will be distributed to the holders of Class A common stock, Class C common stock and each other class or series of capital stock of Virgin Mobile USA created which expressly ranks junior to the preferred stock. The holders of Class B common stock will not be entitled to receive any assets of Virgin Mobile USA in any liquidation, distribution or winding up of the affairs of Virgin Mobile USA.

Special Redemption or Conversion Provisions

Sprint Nextel

Sprint Nextel’s articles of incorporation permit the redemption of shares of Sprint Nextel common stock and Series 2 common stock held by aliens, as defined in the Communications Act, if necessary to comply with the foreign ownership limitations set forth in Section 310 of the Communications Act, as amended. The provisions permit Sprint Nextel common stock and Series 2 common stock to be redeemed at a price equal to the closing price of the Sprint Nextel common stock on the trading day before the third business day prior to the date of notice of redemption, except that, in general, the redemption price in respect of shares purchased by any alien within one year of the redemption date would not, unless otherwise determined by the board of directors, exceed the purchase price paid for those shares by the alien.

Virgin Mobile USA

At any time and from time to time on or after February 22, 2010, each share of preferred stock may be converted at the option of the holder of the share of preferred stock into 117.64706 duly authorized, validly issued, fully paid and non-assessable shares of Class A common stock. Any conversion by a holder of preferred stock will be for all of the shares of preferred stock held by the holder.

Each share of preferred stock is convertible automatically into 117.64706 duly authorized, validly issued, fully paid and non-assessable shares of Class A common stock at the conversion price upon the earlier of (1) the time at which the closing price of Class A common stock exceeds the conversion price for ten trading days during any 20 consecutive trading day period, and (2) August 22, 2012. The number of shares of Class A common stock into which each share of the preferred stock is convertible will be determined by dividing the Series A liquidation payment amount in effect at the time of conversion by the conversion price in effect at the time of conversion.

Number, Election, Vacancy and Removal of Directors

Sprint Nextel

Under the KGCC, a majority of the directors in office can fill any vacancy or newly created directorship. A director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors. However, if the board is divided into classes, unless the articles or certificate of incorporation provide otherwise, a director may only be removed for cause.

Under Sprint Nextel’s articles of incorporation, the number of directors of Sprint Nextel may not be less than eight nor more than 20 as determined from time to time by the affirmative vote of a majority of the board of directors. The holders of voting securities of Sprint Nextel have the right to elect that number of directors equal to the excess of (1) the total number of directors over (2) the number of directors, if any, that the holders of preferred stock, voting separately by class or series, are entitled to elect under Sprint Nextel’s articles of incorporation. Any vacancy on the board of directors, whether resulting from an increase in the total number of directors, the departure of one of the directors or otherwise, may be filled by the affirmative vote of a majority of the directors then in office or by a sole remaining director. If there are no directors then serving, the stockholders will fill the vacancy. Each director will be elected for a one-year term. Directors may be removed, with or without cause, upon the receipt of a majority of the votes entitled to be cast on a proposal for removal. The holders of all classes and series of stock are entitled to vote in the election of directors with the number of votes specified above. Sprint Nextel stockholders are not entitled to cumulative voting rights in the election of directors.

Virgin Mobile USA

Under the DGCL, a majority of the directors in office can fill any vacancy or newly created directorship. A director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors. However, if the board is divided into classes, unless the articles or certificate of incorporation provide otherwise, a director may only be removed for cause.

The number of directors as of the date of Virgin Mobile USA’s bylaws was initially established as 11 and will be established from time to time by resolution of the board by a majority of the board of directors, of whom:

•	two will be designees of SK Telecom;

•	two will be designees of Sprint Nextel;

•	three will be designees of the Virgin Group;

•	three will be “independent directors” (as the term is used in the listing requirements of the NYSE or any other stock exchange or securities market on which Class A common stock of Virgin Mobile USA is at any time listed or quoted); and

•	one will be the Chief Executive Officer of Virgin Mobile USA in office at the time of designation, unless otherwise determined by the affirmative vote of a majority of all directors then serving on the board of directors at the time of the designation.

However:

•	if at any time the Percentage Interest, as described below, held by SK Telecom:

–	is less than 10% but more than or equal to 5%, then SK Telecom will have the right to designate one director to the board of directors; and

–	is less than 5%, then SK Telecom will not have the right to designate any directors to the board of directors pursuant to Virgin Mobile USA’s bylaws;

•	if at any time the Percentage Interest held by Sprint Nextel:

–	is less than 10% but more than or equal to 5%, then Sprint Nextel will have the right to designate one director to the board of directors; and

–	is less than 5%, then Sprint Nextel will not have the right to designate any directors to the board of directors pursuant to Virgin Mobile USA’s bylaws, except that so long as the PCS services agreement remains in effect, Sprint Nextel will have the right to designate one director to the board of directors, irrespective of Sprint Nextel’s Percentage Interest; and

•	if at any time the Percentage Interest held by the Virgin Group:

–	is less than 25% but more than or equal to 10%, then the Virgin Group will have the right to designate two directors to the board of directors;

–	is less than 10% but more than or equal to 5%, then the Virgin Group will have the right to designate one director to the board of directors; and

–	is less than 5%, then the Virgin Group will not have the right to designate any directors to the board of directors pursuant to Virgin Mobile USA’s bylaws, except that so long as the trademark license agreement between Virgin Mobile USA and the Virgin Group remains in effect, the Virgin Group will have the right to designate one director to the board of directors, irrespective of the Virgin Group’s Percentage Interest.

The term “Percentage Interest” means, at the time of determination with respect to any of Sprint Nextel, the Virgin Group or SK Telecom, the voting power collectively held by any of Sprint Nextel, the Virgin Group or SK Telecom as a percentage of the voting power attributable to all shares of any class of equity securities of Virgin Mobile USA then outstanding which are then entitled to vote generally in the election of directors.

Furthermore, on the date that is one year after the date on which Virgin Mobile USA ceases to qualify as a “controlled company” within the meaning of the rules of the NYSE, the Virgin Group will cease to have the right to designate more than two designees to the board of directors, Sprint Nextel will cease to have the right to designate more than one designee to the board of directors and SK Telecom will cease to have the right to designate more than one designee to the board of directors. The vacancies created thereby will be filled with a number of independent directors and/or the size of the board of directors will be decreased to eliminate any further vacancies, in each case so that the number of independent directors will thereafter constitute at least a majority of the board of directors.

Any person to be designated to the board of directors as an independent director will be nominated by the audit committee of Virgin Mobile USA’s board of directors, except that, so long as any of Sprint Nextel, the Virgin Group, SK Telecom or their respective affiliates has the right to designate at least one director, each independent director will be reasonably acceptable to each of Sprint Nextel, the Virgin Group and SK Telecom.

For so long as (1) Virgin Mobile USA qualifies as a “controlled company” within the meaning of the rules of the NYSE, and (2) the Virgin Group has the right to designate three directors, the Virgin Group will have the right to designate one of its designees to the board of directors as the Chairman of the Board.

Restrictions Imposed by Stockholders’ Agreement

Sprint Nextel

Sprint Nextel does not have a stockholders’ agreement in place.

Virgin Mobile USA

In addition to the composition of Virgin Mobile USA’s board of directors described above, the Virgin Mobile USA stockholders’ agreement provides that, as long as each of Sprint Nextel and the Virgin Group have ownership interests in Virgin Mobile USA of at least 10% and SK Telecom has an ownership interest in Virgin Mobile USA of at least 15%, the following actions will require the consent of each of Sprint Nextel, the Virgin Group and SK Telecom:

•	the merger, consolidation, reorganization or sale of all or substantially all of the assets of Virgin Mobile USA;

•	the change of control of Virgin Mobile USA to a direct strategic competitor of Sprint Nextel, the Virgin Group, SK Telecom or Virgin Mobile USA;

•	the dissolution or liquidation of Virgin Mobile USA;

•	the issuance of equity securities, subject to exceptions;

•	the sale of assets representing 50% of Virgin Mobile USA’s assets based on the most recently available audited balance sheet;

•	changing the size of the board of directors; and

•	amending provisions of Virgin Mobile USA’s bylaws that relate to the election of directors and the consent rights of Sprint Nextel, the Virgin Group and SK Telecom.

However, Virgin Mobile USA may take the actions described above despite a failure to receive a consent from SK Telecom in the event that it receives prior approval of the action by more than 75% of the total outstanding voting power attributable to all of its equity securities.

The following actions by Virgin Mobile USA require the affirmative vote of a majority of all of the directors serving on the Virgin Mobile USA board of directors:

•	dissolution, liquidation or bankruptcy;

•	the creation or issuance of any debt or the creation or issuance of any equity securities;

•	an amendment to Virgin Mobile USA’s bylaws;

•	the incurrence of indebtedness in an amount in excess of $50 million; and

•	the adoption of a material change to Virgin Mobile USA’s strategy or business.

Registration Rights Agreement

Sprint Nextel

Under a Registration Rights Agreement, dated November 23, 1998, as holders of Series 2 common stock, each of TCI Telephony Services, Inc., Cox Communications, Inc. and their successors and assigns are entitled to rights with respect to registration of their shares under the Securities Act.

Virgin Mobile USA

Under a Registration Rights Agreement, dated October 16, 2007, as amended, the Virgin Group, Sprint Nextel, SK Telecom, Earthlink, Inc. and certain other holders of Class A common stock are entitled to rights with respect to the registration of their shares under the Securities Act. See “Contracts between Virgin Mobile USA and Sprint Nextel Prior to the Merger — Registration Rights Agreement.”

Corporate Opportunities

Sprint Nextel

Sprint Nextel’s articles of incorporation and bylaws do not address the duties of its stockholders with respect to corporate opportunities.

Virgin Mobile USA

Virgin Mobile USA’s amended and restated certificate of incorporation provides that none of Sprint Nextel, the Virgin Group or SK Telecom or their respective affiliates has any duty to refrain from:

•	engaging directly or indirectly in a corporate opportunity in the same or similar lines of business as Virgin Mobile USA now engages or proposes to engage; or

•	doing business with any of Virgin Mobile USA’s clients, customers or vendors.

In addition, in the event that any of Sprint Nextel, the Virgin Group or SK Telecom acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself or its affiliates and for Virgin Mobile USA or its affiliates, it has no obligation to communicate or offer the transaction or business opportunity to Virgin Mobile USA and may take the business opportunity for itself or offer it to another person or entity. None of Sprint Nextel, the Virgin Group or SK Telecom, nor any officer, director or employee thereof, will be liable to Virgin Mobile USA or to any of its stockholders for breach of any fiduciary or other duty by engaging in the business opportunity or activity and Virgin Mobile USA waives and renounces any claim based on the business opportunity or activity. This provision applies even if the business opportunity is one that Virgin Mobile USA might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Virgin Mobile USA’s amended and restated certificate of incorporation provides that any amendment or repeal of the provisions related to corporate opportunities described above requires the affirmative vote of 80% of the voting power of all of the then-outstanding shares of stock of Virgin Mobile USA entitled to vote generally in the election of directors, voting together as a single class.

Amendments to Articles or Certificate of Incorporation

Sprint Nextel

Under the KGCC, an amendment to the articles of incorporation requires approval by both the board of directors and a majority of the votes entitled to be cast. Any proposed amendment to Sprint Nextel’s articles of incorporation that would increase or decrease the authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock, or alter or change the powers, preferences or special rights of the shares of a class of stock requires approval of the holders of a majority of the outstanding shares of the affected class, voting as a separate class, in addition to the approval of a majority of the shares entitled to vote on that proposed amendment. If any proposed amendment would alter or change the powers, preferences or special rights of any series of a class of stock so as to affect them adversely, but does not affect the entire class, then only the shares of the series affected by the proposed amendment is considered a separate class for purposes of the immediately preceding sentence.

Except for the special voting rights of preferred stock, the Sprint Nextel common stock and Series 2 common stock and the non-voting common stock described above under “— Voting Rights,” Sprint Nextel’s articles of incorporation do not contain any special provisions regarding approval of amendments to Sprint Nextel’s articles of incorporation.

Virgin Mobile USA

Under the DGCL, an amendment to the certificate of incorporation requires approval by both the board of directors and a majority of the votes entitled to be cast. Any proposed amendment to Virgin Mobile USA’s certificate of incorporation that would increase or decrease the authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock, or alter or change the powers, preferences or special rights of the shares of a class of stock requires approval of the holders of a majority of the outstanding shares of the affected class, voting as a separate class, in addition to the approval of a majority of the shares entitled to vote on that proposed amendment. If any proposed amendment would alter or change the powers, preferences or special rights of any series of a class of stock so as to affect them adversely, but does not affect the entire class, then only the shares of the series affected by the proposed amendment is considered a separate class for purposes of the immediately preceding sentence.

Virgin Mobile USA’s certificate of incorporation may be amended, except that:

•	no amendment or repeal of Virgin Mobile USA’s certificate of incorporation may adversely affect the rights of the holders of Class A common stock, Class B common stock or Class C common stock, respectively, unless the holders of Class A common stock, Class B common stock or Class C common stock, as the case may be, voting separately as a class, by majority vote approve the amendment;

•	no provision of Virgin Mobile USA’s certificate of incorporation may be amended, altered or repealed without the affirmative vote of the holders of at least 66 2/3% of the then outstanding stock of Virgin Mobile USA entitled to vote generally in the election of directors;

•	the provisions providing for the exchange of partnership units of the Operating Partnership may be amended, altered or repealed only with the affirmative vote of the holders of at least a majority in voting power of the Class B common stock; and

•	the provisions pertaining to corporate opportunities and duties of the Virgin Group, SK Telecom and Sprint Nextel may be amended, altered or repealed with the affirmative vote of the holders of at least 80% of the voting power of all the then outstanding shares of stock of Virgin Mobile USA entitled to vote generally in the election of directors, voting together as a single class.

For purposes of any class vote of the Class B common stock, each holder of a share of Class B common stock (or fraction thereof) will be entitled to a number of votes that is equal to the number of shares of Class A common stock for which the partnership units of the Operating Partnership held of record by that holder are then exchangeable pursuant to the partnership agreement and Virgin Mobile USA’s certificate of incorporation.

Amendments to Bylaws

Sprint Nextel

Sprint Nextel’s articles of incorporation provide that Sprint Nextel’s amended and restated bylaws may be amended by the board of directors, subject to the power of the stockholders to amend Sprint Nextel’s amended and restated bylaws. Sprint Nextel’s amended and restated bylaws provide that the board of directors may only amend, alter or repeal, or adopt new bylaw provisions with respect to, (1) any provision of Sprint Nextel’s amended and restated bylaws that at the time requires the vote of more than two-thirds of the entire board of directors for action to be taken, or (2) the amendment provision of Sprint Nextel’s amended and restated bylaws, if, in either case, a resolution is adopted by a vote of more than two-thirds of the entire board of directors.

Virgin Mobile USA

Virgin Mobile USA’s bylaws may be amended, altered, or repealed and new bylaws adopted by resolution of the board of directors. The Virgin Mobile USA stockholders are only able to adopt, amend, alter or repeal the bylaws by an affirmative vote of not less than 66 2/3% in voting power of all outstanding shares of stock of Virgin Mobile USA entitled to vote generally at an election of directors, voting together as a single class. As long as any of Sprint Nextel, the Virgin Group or SK Telecom has the right to designate at least one director, Virgin Mobile USA’s bylaws may not be amended without the affirmative vote of a majority of all directors then serving on the board of directors at the time of the applicable vote.

Notice of Certain Stockholder Actions

Sprint Nextel

Sprint Nextel’s amended and restated bylaws provide that a stockholder may only nominate directors for election or present an action to be taken at an annual stockholder’s meeting if the stockholder gives advance notice not less than 120 days and not more than 150 days before the first anniversary of the preceding year’s annual meeting. In order for business to be conducted at a special meeting of stockholders, it must be (1) properly brought before the meeting by a stockholder, (2) specified in the notice of meeting given by or at the direction of the Sprint Nextel board of directors, or (3) otherwise properly brought before the meeting by or at the direction of the Sprint Nextel board of directors.

Virgin Mobile USA

For nominations or other business to be properly brought before a Virgin Mobile USA annual meeting by a stockholder, a stockholder must have given timely notice thereof in writing to the Secretary of Virgin Mobile USA and any proposed business other than the nominations of persons for election to the board of directors must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of Virgin Mobile USA not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting.

In the event Virgin Mobile USA calls a special meeting of stockholders for the purpose of electing one or more directors to the board of directors, any stockholder entitled to vote in the election of directors may nominate a person or persons for election to the position(s) as specified in Virgin Mobile USA’s notice of meeting, if the stockholder’s notice is delivered to the Secretary at the principal executive offices of Virgin Mobile USA not earlier than the close of business on the 120th day prior to the special meeting and not later than the close of business on the later of the 90th day prior to the special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at the meeting.

Special Stockholder Meetings

Sprint Nextel

A special meeting of the stockholders or the holders of any one or more classes of the capital stock of Sprint Nextel entitled to vote as a class or classes with respect to any matter, as required by law or as provided in Sprint Nextel’s articles of incorporation, may be called only by, and may be at any time and place determined by, the Chairman of the board of directors, the Chief Executive Officer or a majority of the board of directors.

Virgin Mobile USA

Special meetings of stockholders may be called only by a majority of the board of directors, the Chairman of the board of directors or the Chief Executive Officer for any purpose. However, each of Sprint Nextel, the Virgin Group and SK Telecom may call a special meeting of stockholders so long as the stockholder holds shares of common stock of Virgin Mobile USA representing at least 25% of the aggregate voting power in Virgin Mobile USA.

Limitation of Personal Liability of Directors and Indemnification

Sprint Nextel

Sprint Nextel’s articles of incorporation provide that no Sprint Nextel director will be personally liable to Sprint Nextel or its stockholders for monetary damages for breach of fiduciary duty by that director as a director. However, this limitation does not eliminate or limit the liability of a director to the extent provided by applicable law (1) for any breach of the director’s duty of loyalty to Sprint Nextel or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for violation of the KGCC regarding unlawful payment of dividends or unlawful stock purchases or redemptions; or (4) for any transaction from which the director derived an improper personal benefit.

Sprint Nextel’s amended and restated bylaws provide for indemnification of directors, officers or employees of Sprint Nextel, or any person serving at the request of Sprint Nextel as a director, officer or employee of another enterprise, against expenses, judgments, fines, and amounts paid in settlement, actually and reasonably incurred by them, with respect to any action, suit or proceeding if the director, officer, employee or person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of Sprint Nextel, or the other enterprise, and with respect to a criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Sprint Nextel’s amended and restated bylaws also provide for indemnification of directors, officers or employees of Sprint Nextel, or any person serving at the request of Sprint Nextel as a director, officer or employee of another enterprise, against expenses, actually and reasonably incurred by them, with respect to any action, suit or proceeding by or in the right of Sprint Nextel if the standard of conduct described in the immediately preceding sentence is satisfied.

Virgin Mobile USA

Virgin Mobile USA’s certificate of incorporation provides that no director of Virgin Mobile USA will have any personal liability to Virgin Mobile USA or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

Virgin Mobile USA’s certificate of incorporation and Virgin Mobile USA’s bylaws provide for indemnification of any person who was or is made or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed proceeding (brought in the right of Virgin Mobile USA or otherwise) by reason of the fact that the person, or a person for whom that person was the legal representative, is or was a director, officer or employee of Virgin Mobile USA or, while a director, officer or employee of Virgin Mobile USA, is or was serving at the request of Virgin Mobile USA as a director, officer, partner, trustee, manager, employee or agent of another corporation, partnership, joint venture, trust, limited liability company, nonprofit entity or other enterprise, for and against all loss and liability suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred by the person or the heirs, executors or administrators in connection with the action, suit or proceeding, including appeals. Notwithstanding the preceding sentence (and except as otherwise provided in Virgin Mobile USA’s certificate of incorporation), Virgin Mobile USA will be required to indemnify a person described in such sentence in connection with any action, suit or proceeding (or part thereof) commenced by the person only if the commencement of the action, suit or proceeding (or part thereof) by the person was authorized by the board of directors.

Mergers, Consolidations and Other Transactions

Sprint Nextel

Under the KGCC, the board of directors and the holders of a majority of the shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its articles or certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•	the merger agreement does not amend the constituent corporation’s articles or certificate of incorporation;

•	each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger; and

•	either no shares of common stock of the surviving corporation are to be issued or delivered by way of the merger or, if common stock will be issued or delivered, it will not increase the number of outstanding shares of common stock immediately before the merger by more than 20%.

Sprint Nextel’s articles of incorporation require that certain business combinations with an interested stockholder must be approved by the holders of 80% of the outstanding Sprint Nextel common stock and Series 2 common stock, unless (1) approved by a majority of continuing directors (as long as the approval occurred at a meeting of directors at which at least seven continuing directors were present), or (2) the consideration received by

Sprint Nextel stockholders in the business combination is not less than the highest price per share paid by the interested stockholder for its shares. The types of business combinations covered by this provision include:

•	merger or consolidation with an interested stockholder or its affiliate;

•	a sale or other disposition of assets with a fair market value of $1 million or more to or with an interested stockholder or its affiliate;

•	the issuance or transfer of securities of Sprint Nextel with an aggregate fair market value of $1 million or more to an interested stockholder or its affiliate;

•	the adoption of a plan or proposal for the liquidation or dissolution of Sprint Nextel proposed by an interested stockholder or its affiliate; or

•	a reclassification or recapitalization of Sprint Nextel or other transaction which has the effect of increasing the proportionate share of the equity securities of Sprint Nextel owned directly or indirectly by the interested stockholder or its affiliate.

In order to qualify as a continuing director, the director cannot be affiliated with the interested stockholder and must have been a director before the time the interested stockholder became an interested stockholder (or any successor director recommended by a majority of the continuing directors).

Virgin Mobile USA

Under the DGCL, the board of directors and the holders of a majority of the shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation’s assets. However, unless the corporation provides otherwise in its articles or certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if:

•	the merger agreement does not amend the constituent corporation’s articles or certificate of incorporation;

•	each share of stock of the constituent corporation outstanding before the merger is an identical outstanding or treasury share of the surviving corporation after the merger; and

•	either no shares of common stock of the surviving corporation are to be issued or delivered by way of the merger or, if common stock will be issued or delivered, it will not increase the number of outstanding shares of common stock immediately before the merger by more than 20%.

In addition to the affirmative vote of a majority of all directors then serving on the board of directors at the time of the applicable vote, the consent or waiver of consent of each of Sprint Nextel, the Virgin Group and SK Telecom is required for:

•	the merger, consolidation, reorganization or sale of all or substantially all of the assets of Virgin Mobile USA; and

•	the change of control of Virgin Mobile USA to a direct strategic competitor of Sprint Nextel, the Virgin Group, Virgin Mobile USA or SK Telecom.

However, (1) the consent or a waiver of consent of the Virgin Group or Sprint Nextel or their respective affiliates will not be required in the event that the Virgin Group or Sprint Nextel or their respective affiliates, as the case may be, holds a Percentage Interest that is less than 10%, and (2) the consent or a waiver of consent of SK Telecom or its affiliates will not be required in the event that SK Telecom or its affiliates holds a Percentage Interest that is less than 15%, in each case at the time of the action.

State Anti-takeover Statutes

Sprint Nextel

Business Combination Statute.  The KGCC contains a “business combination” statute, which restricts “business combinations” between a domestic corporation and an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder. A “business combination” means one of various types of transactions, including mergers, that increases the proportionate voting power of the interested stockholder. An “interested stockholder” means any person, or its affiliate or associate, that owns or controls 15% or more of the outstanding shares of the corporation’s voting stock.

Under this statute, a domestic corporation may not engage in a business combination with an interested stockholder for a period of three years following the time the interested stockholder became an interested stockholder, unless:

•	before that time the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares held by specified employee stock ownership plans; or

•	at or after that time the business combination is approved by the board of directors and authorized at a stockholders’ meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

The business combination restrictions of this statute do not apply if, among other things:

•	the holders of a majority of the corporation’s voting stock approve an amendment to its articles of incorporation or bylaws expressly electing not to be governed by the anti-takeover provisions, which election will be effective 12 months after the adoption of the amendment and would not apply to any business combination with a person who was an interested stockholder at or before the time the amendment was approved; or

•	a stockholder becomes an interested stockholder “inadvertently” and as soon as possible thereafter divests itself of a sufficient number of shares so that the stockholder ceases to be an interested stockholder and would not, at any time within the three-year period immediately before a business combination between the corporation and the interested stockholder, have been an interested stockholder, but for the inadvertent acquisition.

Sprint Nextel has not opted out of the Kansas business combination statute.

Control Share Acquisition Statute.  The KGCC also contains a “control share acquisition statute,” which provides that any person or group must obtain stockholder approval before acquiring any shares of stock of a publicly traded Kansas corporation if, after the acquisition, that person would have a triggering level of voting power, beginning at 20%, as set forth in the statute. If the acquiring person fails to obtain stockholder approval, the acquired shares lose their voting rights. These voting rights may be retained or restored only if the statutory disclosure requirements are met and upon the approval by both a majority of the outstanding voting stock and a majority of the outstanding voting stock excluding “interested shares.” “Interested shares” means all shares owned by the acquiring person or group, by the corporation’s directors who are also its employees, and by the corporation’s officers.

Sprint Nextel has opted out of the control share acquisition statute pursuant to Sprint Nextel’s amended and restated bylaws.

Virgin Mobile USA

Business Combination Statute.  The DGCL contains a “business combination” statute, which restricts “business combinations” between a domestic corporation and an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder. A “business combination” means one of various types of transactions, including mergers that increase the proportionate voting power of the interested stockholder. An “interested stockholder” means any person, or its affiliate or associate, that owns or controls 15% or more of the outstanding shares of the corporation’s voting stock.

Under this statute, a domestic corporation may not engage in a business combination with an interested stockholder for a period of three years following the time the interested stockholder became an interested stockholder, unless:

•	before that time the corporation’s board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares held by specified employee stock ownership plans; or

•	at or after that time the business combination is approved by the board of directors and authorized at a stockholders’ meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

The business combination restrictions of this statute do not apply if, among other things:

•	the holders of a majority of the corporation’s voting stock approve an amendment to its articles of incorporation or bylaws expressly electing not to be governed by the anti-takeover provisions, which election will be effective 12 months after the adoption of the amendment and would not apply to any business combination with a person who was an interested stockholder at or before the time the amendment was approved; or

•	a stockholder becomes an interested stockholder “inadvertently” and as soon as possible thereafter divests itself of a sufficient number of shares so that the stockholder ceases to be an interested stockholder and would not, at any time within the three-year period immediately before a business combination between the corporation and the interested stockholder, have been an interested stockholder, but for the inadvertent acquisition.

Neither Virgin Mobile USA’s certificate of incorporation nor Virgin Mobile USA’s bylaws exclude Virgin Mobile USA from the restrictions imposed under the Delaware business combination statute.

Appraisal Rights

Sprint Nextel

The KGCC provides that a stockholder of a Kansas corporation is generally entitled to demand an appraisal and to obtain payment of the fair value of his or her shares in the event of certain mergers, except that, unless

Sprint Nextel’s articles of incorporation otherwise provide, this right to demand an appraisal does not apply to holders of shares of any class or series of stock, or depository receipts in respect thereof, which are either:

•	listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., which we refer to as the NASD; or

•	held of record by not less than 2,000 holders.

In addition, appraisal rights will not apply to any of the shares of stock of the corporation surviving a merger if the merger did not require approval of the stockholders of that corporation.

Appraisal rights are available for holders of shares of any class or series of stock, or depository receipts in respect thereof, of a Kansas corporation if holders are required by the terms of the merger or consolidation agreement to accept in exchange for their stock or depository receipts, anything except:

•	stock, or stock and cash in lieu of fractional shares, of the corporation surviving or resulting from the merger or consolidation;

•	stock, or stock and cash in lieu of fractional shares of any other corporation which, at the effective time of the merger or consolidation, will be listed on a national securities exchange, or designated as a national market system security on an interdealer quotation system by the NASD, or held of record by at least 2,000 holders; or

•	a combination of the above, or in the case of any reference to stock above, depository receipts in respect of the stock, or in the case of any reference to fractional shares above, fractional depository receipts in respect of the fractional shares.

Virgin Mobile USA

The DGCL provides that a stockholder of a Delaware corporation is generally entitled to demand an appraisal and to obtain payment of the fair value of his or her shares in the event of certain mergers, except that, unless Virgin Mobile USA’s certificate of incorporation otherwise provide, this right to demand an appraisal does not apply to holders of shares of any class or series of stock, or depository receipts in respect thereof, which are either:

•	listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD; or

•	held of record by not less than 2,000 holders.

In addition, appraisal rights will not apply to any of the shares of stock of the corporation surviving a merger if the merger did not require approval of the stockholders of that corporation.

Appraisal rights are available for holders of shares of any class or series of stock, or depository receipts in respect thereof, of a Delaware corporation if holders are required by the terms of the merger or consolidation agreement to accept in exchange for their stock or depository receipts, anything except:

•	stock, or stock and cash in lieu of fractional shares, of the corporation surviving or resulting from the merger or consolidation;

•	stock, or stock and cash in lieu of fractional shares of any other corporation which, at the effective time of the merger or consolidation, will be listed on a national securities exchange or held of record by at least 2,000 holders; or

•	a combination of the above, or in the case of any reference to stock above, depository receipts in respect of the stock, or in the case of any reference to fractional shares above, fractional depository receipts in respect of the fractional shares.

Restriction on Purchase of Equity Securities from Large Holders

Sprint Nextel

If the beneficial owner of 5% or more of a class of Sprint Nextel’s equity securities has held any of the securities for less than two years, Sprint Nextel’s articles of incorporation prohibit Sprint Nextel from purchasing equity securities of the same class as the securities held for less than two years from the 5% security holder at a premium over market price unless the company obtains the approval of the holders of a majority of the voting power of the company’s outstanding capital stock, excluding the shares held by the 5% security holder.

The approval of stockholders is not required in connection with:

•	any purchase or other acquisition of securities made as part of a tender or exchange offer to purchase securities of the same class on the same terms to all holders of those equity securities;

•	any purchase, redemption, conversion or other acquisition by the company of Series 2 common stock from a holder of that stock pursuant to the provisions of Sprint Nextel’s articles of incorporation; or

•	any purchase, redemption, conversion or other acquisition by Sprint Nextel of non-voting common stock from a holder thereof.

Virgin Mobile USA

Virgin Mobile USA’s certificate of incorporation does not limit the right to repurchase shares from persons owning more than a specified percentage of its outstanding equity securities.

ADJOURNMENT OF THE MEETING

Adjournment of the Meeting

Although it is not currently expected, the meeting may be adjourned to solicit additional proxies if there are not sufficient votes to adopt the merger agreement. In that event, Virgin Mobile USA may ask its stockholders to consider the adjournment of the meeting to solicit additional proxies.

In this proposal, we are asking you to authorize the holder of any proxy solicited by the Virgin Mobile USA board of directors to vote in favor of granting discretionary authority to the proxies or attorneys-in-fact to adjourn the meeting for the purpose of soliciting additional proxies. If Virgin Mobile USA stockholders approve the adjournment proposal, we could adjourn the meeting and any adjourned session of the meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies or authorized a proxy by telephone or via the Internet web site. Additionally, we may seek to adjourn the meeting if a quorum is not present at the meeting.

Vote Required and Board Recommendation

Approval of the proposal to adjourn the meeting requires an affirmative vote of the holders of a majority of the combined voting power of Virgin Mobile USA capital stock present in person or by proxy at the meeting and entitled to vote on the proposal, voting together as a single class, regardless of whether a quorum is present. No proxy that is specifically marked “AGAINST” adoption of the merger agreement will be voted in favor of the adjournment proposal, unless it is specifically marked “FOR” the proposal to adjourn the meeting.

The Virgin Mobile USA board of directors recommends that you vote “FOR” the proposal to adjourn the meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.

LEGAL MATTERS

The validity of the Sprint Nextel common stock to be issued in connection with the merger will be passed upon for Sprint Nextel by Polsinelli Shughart PC, Kansas City, Missouri. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Sprint Nextel by its tax counsel, King & Spalding LLP, and for Virgin Mobile USA by its tax counsel, Simpson Thacher & Bartlett LLP.

EXPERTS

The consolidated financial statements and financial statement schedule of Sprint Nextel and its subsidiaries as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, have been incorporated by reference herein and in the registration statement of which this proxy statement/prospectus forms a part in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report refers to a change in the method of quantifying errors in 2006.

The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of Virgin Mobile USA incorporated in this proxy statement/prospectus by reference to Virgin Mobile USA’s Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

If the merger is consummated, there will be no annual meeting of Virgin Mobile USA stockholders. If the merger is not consummated, next year’s annual meeting will be held on May 20, 2010, unless the board of directors declares otherwise. Stockholders who, in accordance with Rule 14a-8 under the Exchange Act, wish to present proposals for inclusion in the proxy materials to be distributed by Virgin Mobile USA in connection with its 2010 annual meeting must submit their proposals to Virgin Mobile USA on or before December 4, 2009. Proposals should be sent to Virgin Mobile USA’s Corporate Secretary at its principal executive offices or may be sent via facsimile to (908) 607-4078, Attention: General Counsel and Corporate Secretary. Any proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, in order for the proposal to be eligible for inclusion in Virgin Mobile USA’s proxy statement for the 2010 annual meeting.

In addition, Virgin Mobile USA’s bylaws establish an advance notice procedure with regard to certain matters, including nominations of persons for election as directors or stockholder proposals, to be brought before an annual meeting of stockholders. In accordance with these bylaws, in order to be properly brought before the 2010 annual meeting, a stockholder’s notice of the matter which the stockholder wishes to present must be delivered to Virgin Mobile USA’s Corporate Secretary at its principal executive offices, not less than 90 days nor more than 120 days prior to the anniversary date of the preceding year’s annual meeting and must contain specified information about the stockholder and the matters to be brought before the meeting. Therefore, to be presented at Virgin Mobile USA’s 2010 annual meeting, a proposal must be received by Virgin Mobile USA on or after December 21, 2009 but no later than January 20, 2010.

If Virgin Mobile USA’s 2010 annual meeting date is more than 30 days before or more than 70 days after the first anniversary date of the 2009 annual meeting, notice by the stockholder to be timely must be delivered not earlier than 120 days prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made.

Public announcement of an adjournment of an annual meeting does not commence a new time period for notifying stockholders. However, if the number of directors to be elected to the board of directors of Virgin Mobile USA at an annual meeting is increased and Virgin Mobile USA does not announce the naming of all of the nominees for director or specifying the size of the increased board of directors at least 100 calendar days prior to the first anniversary of the prior year’s annual meeting, then the notice to stockholders will be considered timely with respect to nominees for any new positions created by the increase if it is received by Virgin Mobile USA’s Corporate Secretary not later than the close of business on the 10th calendar day following the day on which the public announcement is first made by Virgin Mobile USA.

STOCKHOLDERS SHARING AN ADDRESS

Only one copy of this proxy statement/prospectus is being delivered to multiple stockholders of Virgin Mobile USA sharing an address unless Virgin Mobile USA has previously received contrary instructions from one or more of such stockholders. If you share an address with other stockholders of record and your household receives one copy of the proxy statement/prospectus and you decide you want a separate copy of this proxy statement/prospectus, Virgin Mobile USA will promptly deliver your separate copy if you telephone Virgin Mobile USA’s Investor Relations Department at (908) 607-4000 or write to Virgin Mobile USA’s Director of Investor Relations, Virgin Mobile USA, 10 Independence Boulevard, Warren, New Jersey 07059. The proxy statement/prospectus can also be found at http://investorrelations.virginmobileusa.com. Stockholders sharing an address who wish, in the future, to receive separate copies or a single copy of Virgin Mobile USA’s proxy statements and annual reports should provide written or oral notice to Virgin Mobile USA’s Corporate Secretary at the address and telephone number set forth above.

WHERE YOU CAN FIND MORE INFORMATION

Sprint Nextel has filed with the SEC a registration statement under the Securities Act, of which this proxy statement/prospectus forms a part, which registers the shares of Sprint Nextel common stock to be issued to Virgin Mobile USA stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Sprint Nextel and its common stock. The rules and regulations of the SEC allow Sprint Nextel and Virgin Mobile USA to omit certain information included in the registration statement from this document.

Virgin Mobile USA and Sprint Nextel file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also inspect reports, proxy statements and other information about Sprint Nextel and Virgin Mobile USA at the offices of the NYSE, 20 Broad Street, New York, New York 10005. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like Sprint Nextel and Virgin Mobile USA, who file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by Sprint Nextel with the SEC are also available at Sprint Nextel’s website at www.sprint.com. The reports and other information filed by Virgin Mobile USA with the SEC are also available at Virgin Mobile USA’s website at www.virginmobileusa.com. The web addresses of the SEC, Sprint Nextel and Virgin Mobile USA have been included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

The SEC allows Sprint Nextel and Virgin Mobile USA to “incorporate by reference” information into this proxy statement/prospectus. This means that Sprint Nextel and Virgin Mobile USA can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included in a document subsequently filed with the SEC or that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Sprint Nextel and Virgin Mobile USA previously filed with the SEC. They contain important information about the companies and their financial condition.

Sprint Nextel Filings (SEC File No. 001-04721)

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 27, 2009;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, filed on May 8, 2009 and August 4, 2009, respectively;

•	Current Reports on Form 8-K filed on January 26, 2009, as amended by Forms 8-K/A filed on January 27, 2009 and August 5, 2009, March 3, 2009, March 27, 2009, July 9, 2009, July 28, 2009 and August 11, 2009; and

•	Amendment No. 8 to Form 8-A, filed on August 12, 2005, including any amendments or reports filed with the SEC for the purpose of updating such description.

Virgin Mobile USA Filings (SEC File No. 001-33735)

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 9, 2009;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009, filed on May 11, 2009 and August 10, 2009, respectively; and

•	Current Reports on Form 8-K and 8-K/A filed on January 16, 2009, February 27, 2009, March 13, 2009, April 9, 2009, July 13, 2009, July 28, 2009, July 31, 2009, September 14, 2009 and September 29, 2009.

In addition, Sprint Nextel and Virgin Mobile USA also incorporate by reference any additional documents that they may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting in connection with the merger. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, is furnished, rather than filed, with the SEC, the information or exhibit is specifically not incorporated by reference into this proxy statement/prospectus.

Sprint Nextel has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Sprint Nextel, and Virgin Mobile USA has supplied all information relating to Virgin Mobile USA.

Documents incorporated by reference are available from Sprint Nextel and Virgin Mobile USA without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference into this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, Kansas 66251 Attention: Investor Relations Telephone: (800) 259-3755	Virgin Mobile USA, Inc. 10 Independence Boulevard Warren, New Jersey 07059 Attention: General Counsel and Corporate Secretary Telephone: (908) 607-4000

Virgin Mobile USA stockholders requesting documents should do so by [ • ], 2009 to receive them before the Virgin Mobile USA special meeting.  You will not be charged for any of these documents that you request. If you request any document incorporated by reference into this proxy statement/prospectus, it will mailed to you by first class mail, or another equally prompt means, within one business day after your request is received.

You may also obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Innisfree, Virgin Mobile USA’s proxy solicitor, at the following addresses and telephone numbers:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Telephone: (888) 750-5833

Neither Sprint Nextel nor Virgin Mobile USA has authorized anyone to give any information or make any representation about the merger or the respective companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER
among
SPRINT NEXTEL CORPORATION,
SPRINT MOZART, INC.
and
VIRGIN MOBILE USA, INC.
Dated as of July 27, 2009

A-ii

A-iii

Page

Section 9.3	Certain Definitions	A-40
Section 9.4	Severability	A-41
Section 9.5	Entire Agreement; Assignment	A-41
Section 9.6	Parties in Interest	A-41
Section 9.7	Governing Law	A-41
Section 9.8	Headings	A-41
Section 9.9	Counterparts	A-41
Section 9.10	Specific Performance	A-42
Section 9.11	Jurisdiction	A-42
Section 9.12	Interpretation	A-42

Exhibits
Exhibit A – Daniel H. Schulman Employment Agreement
Exhibit B – Certificate of Incorporation of the Surviving Corporation
Exhibit C – Bylaws of the Surviving Corporation

A-iv

INDEX OF DEFINED TERMS

Acquisition Proposal	A-28
Acquisition Proposal Documentation	A-29
affiliate	A-40
Agreement	A-1
Antitrust Law	A-33
associate	A-40
Average Parent Stock Price	A-3
Book-Entry Shares	A-5
Burdensome Condition	A-34
business day	A-40
Certificate of Merger	A-2
Change of Recommendation	A-26
Class A Common Stock	A-2
Class B Common Stock	A-8
Class C Common Stock	A-2
Closing	A-2
Closing Date	A-2
Code	A-1
Company	A-1
Company Bylaws	A-8
Company Certificate of Incorporation	A-8
Company Common Stock	A-2
Company Disclosure Schedule	A-7
Company Employees	A-12
Company Option	A-4
Company Plans	A-12
Company Preferred Stock	A-3
Company Requisite Vote	A-9
Company SEC Reports	A-7
Company Securities	A-8
Company Shares	A-3
Company Stock Plan	A-8
Company Stock-Based Award	A-5
Company Termination Fee	A-38
Compensation Protection Period	A-30
Confidentiality Agreement	A-28
Contract	A-10
control	A-40
controlled	A-40
controlled by	A-40
Converted Award	A-5
Converted Option	A-4
D&O Insurance	A-31
DGCL	A-1

A-v

DOJ	A-33
Effective Time	A-2
employee benefit plan	A-12
Employment Agreement	A-1
Environmental Laws	A-17
Environmental Permits	A-17
ERISA	A-12
Exchange Act	A-7
Exchange Agent	A-5
Exchange Ratio	A-3
executive officer	A-40
Financial Advisor	A-15
FTC	A-33
Governmental Entity	A-10
HSR Act	A-10
Indemnified Parties	A-31
Intellectual Property Rights	A-16
Intervening Event	A-26
IRS	A-12
knowledge	A-40
Law	A-40
Licensed Rights	A-16
Licenses	A-10
Litigation	A-12
Material Adverse Effect	A-7
Material Contract	A-18
Materials of Environmental Concern	A-17
Merger	A-1
Merger Consideration	A-3
Merger Sub	A-1
NYSE	A-10
officer	A-41
Operating Partnership	A-1
Parent	A-1
Parent Common Shares	A-20
Parent Material Adverse Effect	A-19
Parent Options	A-20
Parent Plan	A-30
Parent SEC Reports	A-19
Parent Securities	A-20
Parent Shares	A-3
person	A-41
Proxy Statement	A-15
Registered Intellectual Property Rights	A-16
Report	A-10

A-vi

Representatives	A-28
S-4	A-15
Sarbanes-Oxley Act	A-10
SEC	A-7
Securities Act	A-10
Senior Debt Agreement	A-36
Series 2 Shares	A-20
SK Exchange Ratio	A-3
SK Stockholders	A-3
Stockholders Meeting	A-26
Stockholders’ Agreement	A-23
Subordinated Debt Agreement	A-1
Subordinated Debt Termination Agreement	A-1
subsidiaries	A-41
subsidiary	A-41
Superior Proposal	A-29
Surviving Corporation	A-2
Tax	A-15
Tax Receivable Termination Agreement	A-1
Tax Return	A-15
Taxes	A-15
Termination Date	A-37
Trademark License Agreement	A-1
Transaction Documents	A-1
U.S. GAAP	A-7
under common control with	A-40
Under Water Option	A-4
Virgin Group Exchange Ratio	A-3
Virgin Group Stockholders	A-3
Voting Agreements	A-1
willful and material breach	A-38

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 27, 2009 (this “Agreement”), among Sprint Nextel Corporation, a Kansas corporation (“Parent”), Sprint Mozart, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and Virgin Mobile USA, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of each of Parent, Merger Sub and the Company has approved and declared it advisable to enter into this Agreement and the merger (the “Merger”) of Merger Sub with and into the Company in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth herein;

WHEREAS, the Boards of Directors of each of Parent, Merger Sub and the Company have each declared that it is in the best interests of their respective companies and stockholders, to consummate the Merger provided for herein;

WHEREAS, as a condition to Parent entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a Voting Agreement with (i) Corvina Holdings Limited and Cortaire Limited and (ii) SK Telecom Co., Ltd. (the “Voting Agreements”) pursuant to which, among other things, each of such stockholders has agreed to vote certain of their Company Shares beneficially owned by such stockholders in favor of the adoption of the Merger and the transactions contemplated hereby;

WHEREAS, as a condition to Parent entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Daniel H. Schulman is entering into an employment agreement with Parent, substantially in the form attached hereto as Exhibit A (the “Employment Agreement”) to be effective at the Effective Time;

WHEREAS, as a condition to Parent entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent, Virgin Mobile USA, L.P. (the “Operating Partnership”), Virgin Entertainment Holdings, Inc. and SK Telecom Co., Ltd. are entering into a Termination and Payoff Agreement (the “Subordinated Debt Termination Agreement”) relating to the Subordinated Credit Agreement among the Operating Partnership, Virgin Entertainment Holdings, Inc. and SK Telecom Co., Ltd., dated July 19, 2006, as amended, restated, supplemented or otherwise modified (the “Subordinated Debt Agreement”);

WHEREAS, as a condition to Parent entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, (i) the Operating Partnership and Virgin Enterprises Limited are entering into a Second Amended and Restated Trademark License Agreement (the “Trademark License Agreement”), to be effective at the Effective Time, and (ii) the Company, Parent and Corvina Holdings Limited are entering into a Termination and Mutual Release Agreement relating to the Corvina Holdings Limited Tax Receivable Agreement, dated October 16, 2007 (the “Tax Receivable Termination Agreement” and, together with this Agreement, the Voting Agreements, the Employment Agreement, the Subordinated Debt Termination Agreement and the Trademark License Agreement, the “Transaction Documents”); and

WHEREAS, it is intended that, for United States federal income tax purposes (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) this Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, subject to the conditions set forth herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1  The Merger.  Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2  Closing; Effective Time.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of King & Spalding LLP, 1185 Avenue of the Americas, New York, New York, as soon as practicable, but in no event later than the third business day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are not to be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or the Closing may be consummated at such other place or on such other date as Parent and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.” At the Closing, the Company shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed by the Company in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later date and time as is specified in the Certificate of Merger and as is agreed to by the parties hereto, being hereinafter referred to as the “Effective Time”), and the parties hereto shall make all other filings or recordings required under the DGCL or other applicable Law in connection with the Merger.

Section 1.3  Effects of the Merger.  The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4  Certificate of Incorporation; Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be amended and restated so as to read in its entirety as is set forth on Exhibit B hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, the bylaws of the Company shall be amended and restated so as to read in their entirety in the form as is set forth on Exhibit C hereto, and, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.5  Directors and Officers.  From and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The initial officers of the Surviving Corporation shall be the officers designated by Parent prior to the Effective Time.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

Section 2.1  Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a) Subject to Section 2.1(h), (i) each share of Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) and each share of Class C common stock, par value $0.01 per share, of the Company (the “Class C Common Stock” and, together with the Class A Common Stock and the Class B Common Stock (as defined below), the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (1) any shares of Company Common Stock described in clauses (ii) and (iii) of this Section 2.1(a) and (2) any shares of Company Common Stock to be canceled pursuant to Section 2.1(c)) shall be automatically converted into the right to receive that number (rounded to the nearest 1/10,000 of a share) (as may be adjusted pursuant to this Section 2.1(a) and Section 2.1(g), the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of Series 1 voting common stock, par value $2.00 per share, of Parent (“Parent Shares”) equal to the number determined by dividing $5.50 by the Average Parent Stock Price, (ii) each share of Class A Common Stock and Class C Common Stock held by Corvina Holdings Limited, Cortaire Limited and any of their affiliates to which any such shares are transferred on or after the date hereof (collectively, the “Virgin Group Stockholders”) shall be automatically converted into the right to receive that number (rounded to the nearest 1/10,000 of a share) of Parent Shares equal to the product of the Exchange Ratio and 93.09% (the “Virgin Group Exchange Ratio”) and (iii) each share of Class A Common Stock and Class C Common Stock held by SK Telecom Co., Ltd. and any of its affiliates to which any such shares are transferred on or after the date hereof (collectively, the “SK Stockholders”) (such shares of Company Common Stock, together with the shares of Company Common Stock described in clauses (i) and (ii) of this Section 2.1(a) and the Company Preferred Stock (as defined below) issued and outstanding immediately prior to the Effective Time, the “Company Shares”) shall be automatically converted into the right to receive that number (rounded to the nearest 1/10,000 of a share) of Parent Shares equal to the product of the Exchange Ratio and 89.84% (the “SK Exchange Ratio”); provided, however, that (x) if the number determined by dividing $5.50 by the Average Parent Stock Price is less than or equal to 1.0630, the Exchange Ratio shall be 1.0630 and (y) if the number determined by dividing $5.50 by the Average Parent Stock Price is greater than or equal to 1.3668, the Exchange Ratio shall be 1.3668 (together with the amount of Parent Shares to be issued pursuant to Section 2.1(b) and any cash in lieu of fractional Parent Shares pursuant to Section 2.1(h), the “Merger Consideration”) upon surrender of such Company Shares in accordance with Section 2.3. “Average Parent Stock Price” means the average of the closing prices of Parent Shares, as such price is reported on the Composite Tape of the New York Stock Exchange (as reported by Bloomberg Financial Markets or, if not reported thereby, such other authoritative source as the parties shall otherwise agree), for the ten trading days ending on the second trading day immediately preceding the Effective Time;

(b) Subject to Section 2.1(h), each share of the Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”) issued and outstanding immediately prior to the Effective Time, if any, shall be converted into the right to receive that number (rounded to the nearest 1/10,000 of a share) of Parent Shares equal to the product of (x) the number of shares of Class A Common Stock into which each share of Company Preferred Stock is convertible and (y) (i) in the case of the Virgin Group Stockholders, the Virgin Group Exchange Ratio and (ii) in the case of the SK Stockholders, the SK Exchange Ratio;

(c) Each share of Class B Common Stock shall be canceled without any conversion thereof and no consideration shall be delivered in respect thereto;

(d) Each Company Share held in the treasury of the Company and each Company Share owned by Parent and Merger Sub immediately prior to the Effective Time shall be canceled without any conversion thereof and no consideration shall be delivered in respect thereto;

(e) Each Company Share beneficially owned by any direct or indirect wholly-owned subsidiary of Parent or the Company shall be canceled without any conversion thereof and no consideration shall be delivered in respect thereto;

(f) Each share of common stock, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation; and

(g) Adjustments.  If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Exchange Ratio and the number of Parent Shares issuable pursuant to Section 2.1, if any, shall be appropriately adjusted.

(h) Fractional Shares.

(i) No certificates representing fractional Parent Shares will be issued upon the surrender for exchange of Company Shares, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Parent.

(ii) Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Share (after taking into account all Book-Entry Shares (as defined below) delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to the product of (A) such fractional Parent Share multiplied by (B) the per share closing price on the Closing Date of Parent Shares reported on the Composite Tape of the New York Stock Exchange (as reported by Bloomberg Financial Markets or, if not reported thereby, such other authoritative source as the parties shall otherwise agree).

Section 2.2  Treatment of Company Options and other Company Stock-Based Awards.

(a) At the Effective Time, each option (a “Company Option”) granted by the Company under the Company Stock Plan to purchase shares of Company Common Stock which is outstanding and unexercised as of the Effective Time (other than an Under Water Option, as defined in this Section 2.2(a)) shall cease to represent a right to acquire shares of Company Common Stock and shall be converted automatically into an option to purchase a number of Parent Shares (a “Converted Option”) at an exercise price determined as provided below (and the Converted Option otherwise shall remain subject to the terms of the Company Stock Plan and the agreements or letters evidencing grants thereunder):

(i) the number of Parent Shares to be subject to the Converted Option shall be equal to the product of (x) the number of shares of Company Common Stock subject to the Company Option and (y) the Exchange Ratio, provided that any fractional Parent Shares resulting from such multiplication shall be rounded down to the nearest whole share; and

(ii) the exercise price per Parent Share under the Converted Option shall be equal to the exercise price per share of Company Common Stock under the Company Option divided by the Exchange Ratio, provided that such exercise price shall be rounded up to the nearest cent.

Except as otherwise provided in this Section 2.2, the duration and other terms of each Converted Option shall be the same as the applicable Company Option (after giving effect to any rights resulting exclusively from the transaction contemplated under this Agreement pursuant to the Company Stock Plan and the award agreements thereunder) except that all references to the Company shall be deemed to be references to Parent and all references to the Board of Directors of the Company shall be deemed to be references to the Board of Directors of Parent.

For purposes of this Section 2.2(a), an “Under Water Option” is a Company Option with respect to which the Option Price (as such term is defined in the Company Stock Plan) to purchase a share of Company Common Stock under such option exceeds the Fair Market Value (as such term is defined in the Company Stock Plan) of a share of Company Common Stock immediately before the Effective Time. At the Effective Time, each Under Water Option shall (pursuant to the terms of the Company Stock Plan) be canceled and shall have no further force or effect whatsoever.

(b) At the Effective Time, each right of any kind, contingent or accrued, to receive shares of the Company Common Stock or benefits measured by the value of a number of shares of Company Common Stock, and each award of any kind consisting of shares of Company Common Stock, granted under the Company Stock Plan (including restricted stock, restricted stock units, deferred stock units, performance shares (or units), phantom stock units and dividend equivalents), other than Company Options (each, a

“Company Stock-Based Award”), which is outstanding immediately prior to the Effective Time shall cease to represent a right or award with respect to shares of Company Common Stock and shall be converted, at the Effective Time, into a right or award with respect to a number of Parent Shares (a “Converted Award”) equal to the product of (x) the number of shares of Company Common Stock subject to the Company Stock-Based Award and (y) the Exchange Ratio, provided that any fractional Parent Shares resulting from such multiplication shall be rounded down to the nearest whole share and the Converted Awards otherwise shall remain subject to the terms of the Company Stock Plan and the agreements or letters evidencing grants thereunder after giving effect to any rights resulting exclusively from the transactions contemplated under this Agreement pursuant to the Company Stock Plan and the award agreements thereunder. Any performance-based Company Stock-Based Award with respect to which the vesting terms thereunder is contingent (in whole or in part) upon the timely satisfaction of any performance conditions for any period which extends beyond the Effective Time shall remain subject to all service based vesting conditions through the end of the applicable performance period and shall be subject to the following adjustments with respect to the applicable performance vesting conditions:

(i) 2009 Performance Awards.  In the case of a Company Stock-Based Award with a vesting condition linked to calendar year 2009 performance, the determination of whether the applicable performance vesting requirement has been met with respect to the corresponding Converted Award shall be determined based on the Company’s actual performance (adjusted in a manner reasonably acceptable to Parent to eliminate the impact of costs relating to the negotiation, closing, transition and integration of the transactions contemplated by this Agreement) through the end of the calendar month which ends on, or immediately precedes, the Closing Date and comparing such performance to the product of (x) the applicable annual performance target for such Company Stock-Based Award multiplied by (y) a fraction, the numerator of which is the number of completed calendar months for 2009 ending with the calendar month which ends on, or immediately precedes, the Closing Date, and the denominator of which is 12.

(ii) 2010 Performance Awards.  In the case of a Company Stock-Based Award with a vesting condition linked to calendar year 2010 performance, the performance condition shall be deemed satisfied in full as of December 31, 2010 with respect to the corresponding Converted Award (without regard to actual performance by the Company or Parent).

(c) Except as set forth under Section 2.2(b) with respect to the waiver of performance conditions related to Company Stock-Based Awards, the Company shall not exercise its discretion under the Company Stock Plan to accelerate the vesting or eliminate the performance conditions related to any Company Options or Company Stock-Based Awards or make any payments with respect to any Under Water Option.

Section 2.3  Surrender of Company Shares.

(a) Prior to the Effective Time, Parent shall appoint Computershare Limited (or such other commercial bank or trust company reasonably satisfactory to the Company) to act as agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration Company Shares represented by book-entry (“Book-Entry Shares”). Parent shall deposit with the Exchange Agent, to be held in trust for the holders of Company Shares, certificates (if such shares shall be certificated) representing Parent Shares issuable pursuant to Section 2.1 and cash in lieu of fractional Parent Shares payable pursuant to Section 2.1(h) in exchange for outstanding Company Shares.

(b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each record holder, as of the Effective Time, of Book-Entry Shares, a form of letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Book-Entry Shares shall pass, only upon adherence to the procedures set forth in the letter of transmittal) and instructions for use in effecting the surrender of such Company Shares for distribution of the Merger Consideration therefor. Upon surrender to the Exchange Agent of Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor Parent Shares and any cash in lieu of fractional Parent Shares in an amount equal to the Merger Consideration for each Company Share formerly represented by such Book-Entry Shares (less any required withholding taxes) and such Book-Entry Shares shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the Book-Entry Shares on the Merger Consideration issued in respect of the Book-Entry Shares. If issuance of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Book-Entry Shares is registered, it shall be a condition of issuance that the Book-Entry Shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, in the sole discretion of the Exchange Agent, and that the person requesting such issuance shall have paid any transfer and other taxes required by reason of the issuance of the Merger Consideration to a person other than the registered holder of the Book-Entry Shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such tax either has been paid or is not applicable. Until surrendered as contemplated by, and in accordance with, this Section 2.3, each Book-Entry Share (other than Book-Entry Shares representing Company Shares to be canceled pursuant to Section 2.1(c), 2.1(d) or 2.1(e)) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Article II.

(c) At any time following the date that is twelve months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any Parent Shares and any cash in lieu of fractional Parent Shares to be issued in respect of Company Shares pursuant to this Article II that remain unclaimed by holders of Book-Entry Shares and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration issuable upon due surrender of their Book-Entry Shares. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Company Shares for the Merger Consideration. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. The Merger Consideration paid in accordance with the terms of this Article II in respect of Book-Entry Shares that have been surrendered in accordance with the terms of this Agreement shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares represented thereby. If any Company Shares shall not have been surrendered prior to six years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, any dividends or distributions payable to the holder of such Company Shares or any cash payable in lieu of fractional Parent Shares, would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration or dividends or distributions in respect thereof shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of any person previously entitled thereto.

(d) After the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares that were outstanding prior to the Effective Time. After the Effective Time, Book-Entry Shares presented to the Surviving Corporation for transfer shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article II.

(e) No dividends or other distributions with respect to Parent Shares issuable with respect to the Company Shares shall be paid to the holder of any unsurrendered Book-Entry Shares until those Book-Entry Shares are surrendered as provided in this Article II. Upon surrender of the Book-Entry Shares, in accordance with this Article II, there shall be issued and/or paid to the holder of Parent Shares, issued in exchange therefor, without interest, at the time of surrender, the dividends or other distributions payable with respect to those Parent Shares with a record date on or after the date of the Effective Time but prior to such surrender and a payment date on or prior to the date of the surrender and not previously paid.

Section 2.4  Withholding Rights.  Parent, Merger Sub, the Surviving Corporation and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from the consideration payable pursuant to this Agreement to any holder of Company Shares an amount not in excess of the amount it is required to deduct and withhold with respect to the payment of such consideration under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax or other Law. To the extent that amounts are so withheld by or on behalf of Parent, Merger Sub, the Surviving Corporation and the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except as otherwise disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 or its other reports and forms filed with or furnished to the Securities and Exchange Commission (the “SEC”) under Sections 12, 13, 14 or 15(d) of the Securities Exchange Act of 1934 (the ‘‘Exchange Act”) after December 31, 2008 (the “Company SEC Reports”) and before the date of this Agreement (excluding any disclosures set forth in any section of a filed or furnished Company SEC Report entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such documents to the extent that they are similarly non-specific or predictive or forward-looking in nature) and except as set forth on the Company Disclosure Schedule delivered by the Company to Parent and Merger Sub prior to, or concurrently with, the execution of this Agreement (the “Company Disclosure Schedule”), it being understood and agreed that each item in a particular section of the Company Disclosure Schedule applies to any section to which its relevance is reasonably apparent:

Section 3.1  Organization and Qualification; Subsidiaries.  The Company and each of its subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its formation or organization, as applicable, and has all necessary government approvals and all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where any such failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined below). The Company and each of its subsidiaries is duly qualified or licensed to do business in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing which has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect. The term “Material Adverse Effect” shall mean, with respect to the Company, any change, event or effect shall have occurred or been threatened that, when taken together with all other adverse changes, events or effects that have occurred or been threatened, (i) is or would reasonably be expected to be materially adverse to the business, operations, financial condition, assets or liabilities of the Company and its subsidiaries taken as a whole (provided, however, that with respect to this clause (i), Material Adverse Effect will be deemed not to include effects to the extent resulting from (A) changes in general economic, financial market or geopolitical conditions, (B) general changes or developments in any of the industries in which the Company or its subsidiaries operate, (C) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, partners or employees of the Company and its subsidiaries, or any adverse impact on the Company’s credit rating from credit rating agencies, to the extent due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (D) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretations thereof (including, changes in accounting principles generally accepted in the United States of America (“U.S. GAAP”)), (E) any attack on, or by, outbreak or escalation of hostilities or war or any act of terrorism or (F) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or any change in the price of the Company Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); provided that, in the case of the immediately preceding clauses (A), (B), (D) or (E), such changes, effects or circumstances do not affect the Company or its subsidiaries disproportionately relative to other companies operating in the same industry) or (ii) does, or would reasonably be expected to, prevent or materially delay the performance by the Company of any of its obligations under the Transaction Documents or the consummation of the Merger or the other transactions contemplated by the Transaction Documents.

Section 3.2  Certificate of Incorporation and Bylaws.  The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the amended and restated certificate of incorporation of the Company, as amended to date (the “Company Certificate of Incorporation”), and the bylaws of the Company, as amended to date (the “Company Bylaws”) and the certificate of incorporation and bylaws (or equivalent organizational documents) of each subsidiary, each as amended to date, as currently in effect. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect and no other organizational documents are applicable to or binding upon the Company or any subsidiary. Neither the Company nor any of its subsidiaries is in violation of any provisions of its certificate of incorporation or bylaws (or equivalent organizational documents).

Section 3.3  Capitalization.

(a) The authorized capital stock of the Company consists of (i) 200,000,000 shares of Class A Common Stock, (ii) two (2) shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), (iii) 999,999 shares of Class C Common Stock and (iv) 25,000,000 shares of Company Preferred Stock, of which 51,500 of such shares are designated as Series A Preferred Stock. As of July 25, 2009, (i) 67,121,668 shares of Class A Common Stock, one (1) share of Class B Common Stock and 115,062 shares of Class C Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights, (ii) 51,500 shares of Company Preferred Stock were outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights, (iii) an aggregate of 9,765,825 shares of Class A Common Stock were subject to or otherwise deliverable in connection with outstanding equity-based awards or the exercise of outstanding Company Options issued pursuant to the Company’s 2007 Omnibus Incentive Compensation Plan, as amended through the date hereof (the “Company Stock Plan”), (iv) 1,571,318 shares of Class A Common Stock were authorized and reserved for future issuance pursuant to the Company Stock Plan and (v) 39,161 shares of Class A Common Stock were held in treasury of the Company. From the close of business on July 25, 2009 until the date of this Agreement, no options to purchase shares of Company Common Stock or Company Preferred Stock have been granted and no shares of Company Common Stock or Company Preferred Stock have been issued, except for shares issued pursuant to the exercise of Company Options or pursuant to previously granted Company Stock-Based Awards, in each case, in accordance with their terms. Except as set forth above, as of the date of this Agreement, (A) there are no outstanding or authorized (I) shares of capital stock or other voting securities of the Company, (II) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (III) options, warrants or other rights to acquire from the Company or any of its subsidiaries, and no obligation of the Company or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or any of its subsidiaries (collectively, “Company Securities”), (B) there are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person and (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries to which the Company or any of its subsidiaries is a party. Each of the outstanding shares of capital stock of each of the Company’s subsidiaries is duly authorized, validly issued, fully paid and nonassessable and were issued free of preemptive rights, and all such shares are owned by the Company or another wholly-owned subsidiary of the Company and are owned free and clear of all security interests, liens, adverse claims, pledges, limitations in voting rights, charges or other encumbrances (other than limitations on transfer under applicable Law). None of the Company’s subsidiaries owns any Company Shares. The Company and its subsidiaries do not own an equity interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership or entity or any participating interest in the revenues or profits of any person, other than in each of their subsidiaries. No bonds, debentures, notes or other indebtedness of the Company or its subsidiaries having the right to vote on any matter on which stockholders may vote are issued or outstanding. All Company Shares are uncertificated and represented by book-entry.

(b) All subsidiaries of the Company, their respective jurisdictions of organization, their respective forms of organization and the holders of their respective outstanding capital stock or other equity interests are identified in Section 3.3(b) of the Company Disclosure Schedule.

Section 3.4  Authority.  Each of the Company and the Operating Partnership has all necessary corporate power and authority to execute and deliver the Transaction Documents to which it is a party, to perform its obligations thereunder and (assuming the Company Requisite Vote is received) to consummate the transactions contemplated thereby. The execution, delivery and performance by each of the Company and the Operating Partnership of the Transaction Documents to which it is a party and the consummation by the Company and the Operating Partnership of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action and, assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.12, no other corporate proceedings on the part of the Company or the Operating Partnership are necessary to authorize the Transaction Documents to which it is a party or to consummate the transactions so contemplated (other than (i) the adoption of this Agreement by the holders of at least a majority in voting power of the outstanding Company Shares (the “Company Requisite Vote”) and (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). Each of the Transaction Documents to which the Company or the Operating Partnership is a party has been duly executed and delivered by the Company and the Operating Partnership, as applicable, and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of each of the Company and the Operating Partnership enforceable against each of the Company and the Operating Partnership in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law). As of the date of this Agreement, the Board of Directors of the Company has (i) approved, and declared advisable, each of the Transaction Documents to which the Company or the Operating Partnership is a party, (ii) determined that the terms of this Agreement are fair to, and in the best interests of, the Company and its stockholders and (iii) recommended that the stockholders of the Company adopt this Agreement at the Stockholders Meeting. Assuming the accuracy of representations and warranties of Parent and Merger Sub set forth in Section 4.12, the only vote of the stockholders of the Company required to adopt this Agreement and approve the transactions contemplated hereby is the Company Requisite Vote.

Section 3.5  No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by the Company and the Operating Partnership of each of the Transaction Documents to which the Company or the Operating Partnership is a party, as applicable, and the consummation of the Merger and the other transactions contemplated by the Transaction Documents do not and will not (i) conflict with or violate the Company Certificate of Incorporation or the Company Bylaws or equivalent documents of any of its subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties and assets are bound or affected or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, result in triggering any payment or other obligations or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, franchise, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties or assets are bound except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

(b) The execution, delivery and performance by each of the Company and the Operating Partnership of each of the Transaction Documents to which the Company or the Operating Partnership is a party and the consummation of the Merger and the other transactions contemplated by the Transaction Documents by the Company and the Operating Partnership do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court, commission, or other foreign, federal or state governmental body (each, a “Governmental Entity”) or any consent, approval or authorization of, or notification to, any other person, except for (i) applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder (including the filing of the Proxy Statement), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and state securities, takeover and “blue sky” Laws, (ii) the applicable requirements of the New York Stock Exchange (the “NYSE”), (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.6  Compliance with Law.  (a) Neither the Company nor any of its subsidiaries is or has been in violation of any Law, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties, business or assets are bound or affected except for any such violation which has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect, and (b) the Company and its subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, approvals and franchises (“Licenses”) from Governmental Entities required to conduct their respective businesses as now being conducted, except for any such Licenses the absence of which has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

Section 3.7  SEC Filings; Financial Statements; No Undisclosed Liability.

(a) The Company and its subsidiaries have timely filed and furnished all reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto (each, a “Report”), that they were required to file or furnish since January 1, 2007 with (i) the SEC, (ii) any state or other federal regulatory authority (other than any taxing authority, which is covered by Section 3.14) and (iii) any foreign regulatory authority (other than any taxing authority, which is covered by Section 3.14), and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such Report, or to pay such fees and assessments, has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect. Each Report filed with or furnished to the SEC complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder, and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations thereunder, each as in effect on the date so filed or furnished. None of the Reports of the Company filed with or furnished to the SEC contained, when so filed or furnished, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act, and no enforcement action has been initiated against the Company, and to the knowledge of the Company no enforcement action has been threatened, by the SEC relating to disclosures contained in any Report of the Company made with the SEC.

(b) The audited consolidated financial statements of the Company and its consolidated subsidiaries (including any related notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC have been prepared in accordance with U.S. GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, the related financial position of the Company and its consolidated subsidiaries at the respective dates thereof and the consolidated statements of operations and comprehensive income, cash flows and changes in stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company (including any related notes thereto) contained in the Company’s quarterly report on Form 10-Q for the three-month period ended March 31, 2009 have been prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of the respective dates thereof and the consolidated statements of operations and comprehensive income, cash flows and changes in stockholders’ equity for the periods indicated (subject to normal period-end adjustments that are immaterial in nature and consistent with past experience).

(c) Since the enactment of the Sarbanes-Oxley Act, the Company has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the NYSE.

(d) The Company and its subsidiaries have designed and maintain a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the Reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s Chief Executive Officer and Chief Financial Officer by others as appropriate to allow timely decisions regarding required disclosure.

(e) The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(f) Neither the Company nor any of its subsidiaries has any liabilities of a nature required by U.S. GAAP to be reflected in a consolidated balance sheet, except liabilities that (i) are accrued or reserved against in the most recent financial statements included in the Company SEC Reports filed prior to the date of this Agreement or are reflected in the notes thereto, (ii) were incurred in the ordinary course of business consistent with past practice and which have not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect, (iii) have been discharged or paid in full prior to the date of this Agreement, or will be discharged or paid in full prior to the Effective Time, in the ordinary course of business consistent with past practice and which have not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect or (iv) are incurred pursuant to the transactions contemplated by the Transaction Documents.

(g) The Company has heretofore furnished or made available to Parent a complete and correct copy of any amendments or modifications which have not yet been filed with the SEC to agreements,

documents or other instruments which previously had been filed by the Company with the SEC or incorporated by reference as exhibits to the Company SEC Reports pursuant to the Securities Act and the rules and regulations promulgated thereunder or the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.8  Absence of Certain Changes or Events.  Since December 31, 2008 through the date of this Agreement, except as contemplated by this Agreement, the Company and its subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practice and, since such date, there has not been: (i) any change, event or occurrence which has had, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or any of its subsidiaries’ capital stock or any dividend or distribution by a subsidiary of the Company; (iii) any redemption, repurchase or other acquisition of any shares of capital stock of the Company or any of its subsidiaries; (iv) any material change by the Company in its accounting principles, methods or practices, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or U.S. GAAP or regulatory requirements with respect thereto; (v) any material change in the Company’s internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act); or (vi) any action of the type described in Section 5.1 that had such action been taken after the date of this Agreement would be in violation of such Section.

Section 3.9  Absence of Litigation.  Section 3.9 of the Company Disclosure Schedule sets forth a true, correct and complete list of all material claims, suits, actions, governmental investigations, indictments or administrative, arbitration or other legal proceedings (excluding patent inquiry letters and unsolicited ideas) (“Litigation”) pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries. There are no suits, claims, actions, arbitrations or other proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its subsidiaries nor any of their respective assets or properties is or are subject to any order, writ, judgment, injunction, decree or award (whether rendered by a court, administrative agency, or by arbitration, pursuant to a grievance or other procedure) except for those that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.10  Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each other director and employee plan, program, agreement or arrangement, vacation, sick pay or other paid time off policy, fringe benefit plan, and compensation, severance or employment agreement for the benefit of any current or former employee, officer, consultant, independent contractor or director of the Company or any of its subsidiaries (collectively, the “Company Employees”) with respect to which the Company or any of its subsidiaries has any material liability (such plans, programs, policies, agreements and arrangements, collectively, “Company Plans”).

(b) With respect to each Company Plan, the Company has made available to Parent a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter received from the Internal Revenue Service (the “IRS”), (iii) any summary plan description and (iv) for the most recent year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws, rules and regulations.

(d) Neither the Company nor any of its subsidiaries contributes to or has any liability with respect to any “multiemployer plan,” as defined in Section 3(37) of ERISA or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each Company Plan, as of the date of this Agreement, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company has not incurred any liability under Title IV of ERISA that has not been satisfied in full, and (ii) to the knowledge of the Company, no condition exists that presents a risk to the Company of incurring any such liability other than liability for premiums due the Pension Benefit Guaranty Corporation.

(g) (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Company Plan which is intended to be qualified under Section 401(a) of the Code is so qualified, (ii) each such Company Plan has received a determination letter to that effect from the Internal Revenue Service and (iii) to the knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification or exemption.

(h) The execution, delivery of and performance by the Company of its obligations under the transactions contemplated by the Transaction Documents will not (either alone or upon occurrence of any additional or subsequent events) result in “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code or result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment to the benefit to any director, officer or employee of the Company or any subsidiary.

(i) No Company Plan is subject to any ongoing or pending or, to the knowledge of the Company, threatened audit or investigation or other material legal proceeding initiated by any Governmental Entity or by any other person (other than such person’s claims for benefits made in the ordinary course), and to the knowledge of the Company there exists no set of facts which could reasonably be expected to give rise to any such audit or investigation or other similar legal proceeding.

(j) The only outstanding Company Stock-Based Awards are awards of restricted stock and restricted stock units made or otherwise outstanding under the Company Stock Plan (including, without limitation, awards that were initially granted under the Company’s 2007 Restricted Stock Unit Plan and any other “Predecessor Plans”, as defined under the Company Stock Plan, which are considered to be awards governed by the Company Stock Plan pursuant to Article XVIII thereof).

Section 3.11  Labor and Employment Matters.

(a) As of the date of this Agreement, neither the Company nor any subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement presently being negotiated by the Company. There are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority. There are no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes or labor organizing activities pending or, to the knowledge of the Company, threatened against or involving the Company or any of its subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and each of its subsidiaries has complied with all applicable labor and employment laws, including the Worker Adjustment and Retraining Notification Act.

(b) There are no material investigations, administrative proceedings, charges or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual preference, disability, handicap, veteran status, or other protected category) pending or threatened before the Equal Employment Opportunity Commission or any federal, state or local agency or court against or involving the Company or any of its subsidiaries that involve allegations of disparate impact, pattern or practice or class-wide discrimination.

Section 3.12  Insurance.  All material insurance policies of the Company and its subsidiaries (a) are in full force and effect and provide insurance in such amounts and against such risks as is reasonable and customary for the Company’s business and (b) neither the Company nor any of its subsidiaries is in breach or default, and neither the Company nor any of its subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.

Section 3.13  Properties and Assets.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its subsidiaries (i) has good title to all the properties and assets reflected in the latest audited balance sheet included in the Company SEC Reports as being owned by the Company or one of its subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business consistent with past practice), free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except (A) statutory liens securing payments not yet due, (B) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants and other restrictions or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (C) mortgages, deeds of trust, security interests or other encumbrances on title related to indebtedness properly reflected on the consolidated financial statements of the Company, and (ii) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Company SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof or have been assigned, terminated or otherwise disposed of in the ordinary course of business consistent with past practice) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company’s knowledge, the lessor.

Section 3.14  Tax Matters.  (a) (i) All material Tax Returns required to be filed by the Company and its subsidiaries have been timely filed (except those under valid extension), (ii) all material Taxes of the Company and its subsidiaries have been paid or adequately provided for on the most recent financial statements included in the Company SEC Reports filed prior to the date hereof, (iii) neither the Company nor any of its subsidiaries has received written notice of any claim from any Governmental Entity with respect to any material Taxes, (iv) there are no liens for any material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its subsidiaries, (v) the Company and each of its subsidiaries has withheld and paid over to the relevant Governmental Entity all material Taxes required to have been withheld and paid in connection with payments to employees, independent contractors, creditors, shareholders or other third parties, (vi) neither the Company nor any of its subsidiaries has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, (vii) no foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to any material Taxes of the Company or any of its subsidiaries, (viii) neither the Company nor any of its subsidiaries has taken any action or knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (ix) neither the Company nor any of its subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or one of its subsidiaries), (B) is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than (i) any Tax sharing or allocation agreement between the Company and its subsidiaries, (ii) customary provisions contained in credit or other commercial lending arrangements, employment agreements, or arrangements with lessors, customers and vendors, and (iii) the tax receivable agreements among (x) the Company, the Operating Partnership and Sprint Ventures, Inc. and (y) the Company and Corvina Holdings Limited, each entered into as of October 16, 2007 or (C) has any liability for any material Taxes of any person (other than the Company or any of its subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise, (x) neither the Company nor any of its subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting made in a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or before the Closing Date or (C) prepaid amount received on or before the Closing Date, and (xi) neither the Company nor any of its subsidiaries has engaged in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b).

(b) For purposes of this Agreement, “Tax” or “Taxes” shall mean any taxes of any kind, including but not limited to those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax imposed by any Governmental Entity. For purposes of this Agreement, “Tax Return” shall mean any return, report or statement required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto or amendment thereof.

Section 3.15  Proxy Statement.  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement on Form S-4 or any amendment or supplement thereto pursuant to which Parent Shares issuable in the Merger will be registered with the SEC (the ‘‘S-4”) shall at the time the S-4 is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) or at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were not, not misleading. None of the information supplied or to be supplied by the Company for inclusion in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders Meeting (such proxy statement as amended or supplemented, the “Proxy Statement”) shall, on the date the Proxy Statement is first mailed to the stockholders of the Company and during the pendency of the Stockholders Meeting, at the time of the Company Requisite Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Proxy Statement will, at the time of the Stockholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub or any of their respective representatives which is contained or incorporated by reference in the Proxy Statement.

Section 3.16  Opinion of Financial Advisor.  Deutsche Bank Securities Inc. (the “Financial Advisor”) has delivered to the Board of Directors of the Company its written opinion (or an oral opinion to be confirmed in writing), dated as of the date of this Agreement, that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock, and such opinion has not been withdrawn or adversely modified. True and complete copies of all agreements and understandings between the Company and the Financial Advisor, Colonnade Advisors LLC and Foros Advisors LLC relating to the Merger and the other transactions contemplated by the Transaction Documents, including any fees or other payments payable or that may become payable to the Financial Advisor, Colonnade Advisors LLC and Foros Advisors LLC, have been made available to Parent.

Section 3.17  Brokers.  No broker, finder or investment banker (other than the Financial Advisor, Colonnade Advisors LLC and Foros Advisors LLC) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by and on behalf of the Company or any of its subsidiaries.

Section 3.18  Takeover Statutes.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.12, the Board of Directors of the Company has taken, or shall have taken prior to the Closing, all actions necessary to ensure that no restrictions included in any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation (including Section 203 of the DGCL) enacted under state or federal Laws in the United States applicable to the Company is applicable to the Merger or the other transactions contemplated hereby. The Company is not a party to or otherwise subject to a stockholder rights plan or similar arrangement.

Section 3.19  Intellectual Property.  Except as has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect:

(a) (i) The Company owns and has good and exclusive title to each item of the Registered Intellectual Property Rights; (ii) the Registered Intellectual Property Rights are unexpired and subsisting, and to the knowledge of the Company, are valid and enforceable; (iii) the Intellectual Property Rights are free and clear of any liens, claims or encumbrances, are not subject to any material license (royalty bearing or royalty free) and are not subject to any other arrangement requiring any payment to any person or the obligation to grant such rights to any person in exchange for payment or other consideration; (iv) to the knowledge of the Company, the Company’s rights in the Licensed Rights are free and clear of any liens, claims, encumbrances, royalties or other obligations (except any of the foregoing set forth in the applicable license agreement); and (v) the Intellectual Property Rights and the Licensed Rights are all those material intellectual property rights necessary to the conduct of the business of each of the Company and its subsidiaries as presently conducted. The validity of the Intellectual Property Rights and the ownership and title thereto, (A) have not been questioned in any prior litigation; (B) are not being questioned in any pending litigation; and (C) to the knowledge of the Company, are not the subject of any threatened or proposed litigation.

(b) To the knowledge of the Company, the business of each of the Company and its subsidiaries, as presently conducted, does not conflict with or infringe on and has not been alleged to conflict with or infringe on any patents, trademarks, trade names, service marks, copyrights, trade secrets or other intellectual property rights of others or to constitute unfair competition or trade practices under the laws of any jurisdiction in which the Company and its subsidiaries operate.

(c) The consummation of the transactions contemplated by the Transaction Documents will not result in the loss or impairment of any of the Registered Intellectual Property Rights or the Company’s or its subsidiaries’ right to use any of the material Licensed Rights. To the knowledge of the Company, there are no third parties materially infringing any of the Intellectual Property Rights material to the business of the Company or its subsidiaries as presently conducted.

(d) Each of the Company and its subsidiaries exclusively owns, or possesses valid rights to use, all computer software programs that are material to the conduct of the business of the Company and its subsidiaries. To the Company’s knowledge, there are no infringement or misappropriation suits, actions or proceedings pending or threatened against the Company or any of its subsidiaries with respect to any software owned or licensed by the Company or any of its subsidiaries. The use by each of the Company and its subsidiaries of computer software licensed by others to the Company or any of its subsidiaries does not breach any terms of any license or other contract between the Company or its subsidiaries and any third party. The Company and its subsidiaries are in compliance with the terms and conditions of all license agreements in favor of the Company and its subsidiaries relating to computer software programs licensed by others for use by the Company or its subsidiaries.

(e) For purposes of this Section 3.19, (i) “Intellectual Property Rights” means all, whether in the United States or in foreign countries, patents and patent applications, trademark and service mark applications and registrations and common law unregistered trademarks and service marks, trade names, designs, know-how, show how, inventions, registered and unregistered copyrights, software, domain names, trade dress, trade secrets and all other intellectual property rights of any kind or nature owned by the Company or any of its subsidiaries, and does not include Licensed Rights; (ii) “Registered Intellectual Property Rights” means all registrations and applications included in the Intellectual Property Rights, all as set forth on Section 3.19(e)(ii) of the Company Disclosure Schedule, and (iii) “Licensed Rights” means all, whether in the United States or in foreign countries, patents and patent applications, trademark and service mark applications and registrations and common law unregistered trademarks and service marks, trade names, designs, know-how, show how, inventions, registered and unregistered copyrights, software, domain names, trade dress, trade secrets and all other intellectual property rights of any kind or nature licensed to the Company or any of its subsidiaries, any of which that are individually material to the operation of the Company or any of its subsidiaries as a whole are as set forth on Section 3.19(e)(iii) of the Company Disclosure Schedule.

Section 3.20  Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) the Company and each of its subsidiaries comply with all applicable Environmental Laws (as defined below), and possess and comply with all applicable Environmental Permits (as defined below) required under such Laws to operate as it presently operates; (ii) there are no Materials of Environmental Concern (as defined below) at any property owned or operated by the Company or any of its subsidiaries, under circumstances that are likely to result in liability of the Company or any of its subsidiaries under any applicable Environmental Law; (iii) neither the Company nor any of its subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute or regulation, concerning any release or threatened release of Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate federal, state or local regulatory authority or otherwise; and (iv) neither the Company nor any of its subsidiaries has received any written claim or complaint, or is subject to any proceeding, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws. The Company has provided true and exact copies of all environmental reports, permits, filings and other documents in the possession of the Company or any of its subsidiaries that relate to: compliance by the Company or any of its subsidiaries with Environmental Laws; releases or suspected releases of Materials of Environmental Concern; or any other fact or circumstance that could give rise to a claim under Environmental Laws.

(b) Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.20 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.

(c) For purposes of this Agreement, the following terms shall have the meanings assigned below:

‘‘Environmental Laws” shall mean all federal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the quality of the ambient air, soil, surface water or groundwater, in effect as of the date of this Agreement.

‘‘Environmental Permits” shall mean all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

‘‘Materials of Environmental Concern” shall mean any hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act.

Section 3.21  Contracts.

(a) Except for this Agreement, none of the Company or any of its subsidiaries is a party to or bound by: (i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; (ii) any Contract containing covenants binding upon the Company or any of its subsidiaries that materially restricts the ability of the Company or any of its subsidiaries (or which, following the consummation of the Merger, could materially restrict the ability of the Surviving Corporation) to compete in any business or with any person or in any geographic area, except for any such Contract that may be canceled without penalty by the Company or any of its subsidiaries upon notice of 120 days or less; (iii) any Contract with respect to a material joint venture or material partnership agreement (excluding information technology Contracts); (iv) any Contract that would prevent, materially delay or materially impede the Company’s ability to consummate the Merger or the other transactions contemplated by the Transaction Documents; (v) any Contract in excess of $1,000,000 relating to the borrowing of money or any guarantee in respect of any indebtedness of any person (other than the endorsement of negotiable instruments for collection in the ordinary course of business); (vi) any Contract that restricts pricing (including “most favored nations” or similar provisions) or relates to compensation to be paid by the Company or any of its subsidiaries in respect of the retail price of their products or services; (vii) any Contract between the Company or any of its subsidiaries, on the one hand, and any of the Company’s stockholders (in their capacity as such), on the other hand; or (viii) any Contract relating to any guaranty, warranty or indemnity by the Company or any of its subsidiaries (other than any such Contracts made in the ordinary course of business consistent with past practice). Each such Contract described in clauses (i) through (viii) is referred to herein as a “Material Contract” and neither the Company nor any of its subsidiaries knows of, or has received written notice of, any violation of any Material Contract by any of the other parties thereto that has had, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

(b) Each of the Material Contracts is valid and binding on the Company and each of its subsidiaries party thereto and, to the knowledge of the Company, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. There is no default under any Material Contract by the Company or any of its subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its subsidiaries, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has no knowledge of any pending or threatened bankruptcy, insolvency or similar proceeding with respect to any party to any Material Contract. Section 3.21(b) of the Company Disclosure Schedule identifies each Material Contract that requires the consent of the other party or parties thereto to avoid any breach, default or violation such Material Contract in connection with the Merger and the other transactions contemplated hereby.

Section 3.22  Related Party Transactions.  To the knowledge of the Company, no executive officer or director of the Company owns or holds, directly or indirectly, any interest in (excepting holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 5% of the equity of any such entity), or is an officer, director, employee or consultant of any person that is, a competitor, lessor, lessee or supplier of the Company. No executive officer or director of the Company or any of its subsidiaries (a) owns or holds, directly or indirectly, in whole or in part, any intellectual property used by the Company or any of its subsidiaries, (b) to the knowledge of the Company, has any claim, charge, action or cause of action against the Company or any of its subsidiaries, except for claims for reasonable unreimbursed travel or entertainment expenses, accrued vacation pay or accrued benefits under any employee benefit plan existing on the date hereof, (c) to the knowledge of the Company, has made, on behalf of the Company or any of its subsidiaries, any payment or commitment to pay any commission, fee or other amount to, or to purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any other person of which any officer or director of the Company or any of its subsidiaries is a partner or shareholder (except holdings solely for passive investment purposes of securities of publicly held and traded entities constituting less than 5% of the equity of any such entity), (d) owes any money to the Company or any of its subsidiaries, (e) has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business or operations of the Company or any of its subsidiaries or (f) is a party to any material transaction, contract, agreement, commitment, arrangement, lease, license or other instrument to which the Company or any of its subsidiaries is or was a party.

Section 3.23  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by the Transaction Documents.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as otherwise disclosed in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 or its other reports and forms filed with or furnished to the SEC under Sections 12, 13, 14 or 15(d) of the Exchange Act after December 31, 2008 (the “Parent SEC Reports”) and before the date of this Agreement (excluding any disclosures set forth in any section of a filed or furnished Parent SEC Report entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such documents to the extent that they are similarly non-specific or predictive or forward-looking in nature):

Section 4.1  Organization and Qualification.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its formation or organization, as applicable, and has all necessary government approvals and all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where any such failure to be so organized, existing or in good standing or to have such power or authority would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect (as defined below). Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for any such failure to be so qualified or licensed or in good standing which has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean, with respect to Parent, any change, event or effect shall have occurred or been threatened that, when taken together with all other adverse changes, events or effects that have occurred or been threatened, (i) is or would reasonably be expected to be materially adverse to the business, operations, financial condition, assets or liabilities of the Parent and its subsidiaries taken as a whole (provided, however, that with respect to this clause (i), Parent Material Adverse Effect will be deemed not to include effects to the extent resulting from (A) changes in general economic, financial market or geopolitical conditions, (B) general changes or developments in any of the industries in which the Parent or its subsidiaries operate, (C) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, partners or employees of Parent and its subsidiaries, or any adverse impact on Parent’s credit rating from credit rating agencies, to the extent due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (D) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretations thereof (including changes in U.S. GAAP), (E) any attack on, or by, outbreak or escalation of hostilities or war or any act of terrorism or (F) any failure by Parent to meet any published analyst estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations or any change in the price of Parent Shares, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect); provided that, in the case of the immediately preceding clauses (A), (B), (D) or (E), such changes, effects or circumstances do not affect Parent or its subsidiaries disproportionately relative to other companies operating in the same industry) or (ii) does, or would reasonably be expected to, prevent or materially delay the performance by Parent of any of its obligations under the Transaction Documents or the consummation of the Merger or the other transactions contemplated by the Transaction Documents.

Section 4.2  Capitalization.  The authorized capital stock of Parent consists of (i) 6,000,000,000 Parent Shares; (ii) 500,000,000 shares of Series 2 voting common stock, par value $2.00 per share (the “Series 2 Shares” and, together with Parent Shares, the “Parent Common Shares”); (iii) 100,000,000 shares of non-voting common stock, par value $0.01 per share; and (iv) 20,000,000 shares of preferred stock, no par value per share. As of June 30, 2009, (i) 2,876,209,311 Parent Shares were issued and outstanding, all of which were validly issued, fully paid and nonassessable and were issued free of preemptive rights, (ii) 60,000,000 Series 2 Shares were issued and outstanding, (iii) 263,893,361 Parent Common Shares were authorized and reserved for future issuance pursuant to Parent’s stock option plans, employee stock purchase plan and convertible debt, and (iv) 64,553,009 Parent Common Shares were held in treasury of Parent. From the close of business on June 30, 2009 until the date of this Agreement, no Parent Shares have been issued, except for shares issued pursuant to the exercise of options (the “Parent Options”), other stock-based awards, employee stock purchase plan or convertible debt, in each case in accordance with their respective terms. Except as set forth above, as of the date of this Agreement, (A) there are not outstanding or authorized any (I) shares of capital stock or other voting securities of Parent or Merger Sub, (II) securities of Parent or Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Parent or Merger Sub or (III) options, warrants or other rights to acquire from Parent or Merger Sub, and no obligation of Parent or Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent or Merger Sub (collectively, “Parent Securities”) and (B) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or Merger Sub or any of Parent’s subsidiaries to which Parent or Merger Sub or any of Parent’s subsidiaries is a party.

Section 4.3  Authority.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver the Transaction Documents to which it is a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance of by each of Parent and Merger Sub of the Transaction Documents to which it is a party and the consummation by Parent and Merger Sub of the transactions contemplated thereby have been duly and validly authorized by all necessary action by the Boards of Directors of Parent and Merger Sub and, immediately following the execution of this Agreement, will be duly and validly authorized by all necessary action by Parent as the sole stockholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the Transaction Documents or to consummate the transactions so contemplated, and the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL). Each of the Transaction Documents to which the Parent or the Merger Sub is a party has been duly and validly executed and delivered by Parent and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at Law).

Section 4.4  No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance by Parent and Merger Sub of each of the Transaction Documents to which Parent or Merger Sub is a party, as applicable, and the consummation of the Merger and the other transactions contemplated by the Transaction Documents do not and will not (i) conflict with or violate the respective certificates of incorporation or bylaws (or similar organizational documents) of Parent or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law, order, judgment or decree applicable to Parent or Merger Sub or by which either of them or any of their respective properties and assets are bound or affected or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, result in triggering any payment or other obligations or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its subsidiaries pursuant to any Contracts to which Parent or Merger Sub is a party or by which Parent or Merger Sub or its or any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect.

(b) The execution, delivery and performance by each of Parent and Merger Sub of each of the Transaction Documents to which Parent or Merger Sub is a party and the consummation of the Merger and the other transactions contemplated by the Transaction Documents by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity or any consent, approval or authorization of, or notification to, any other person, except for (i) applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, the HSR Act, and state securities, takeover and “blue sky” Laws, (ii) the applicable requirements of the NYSE, (iii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.5  SEC Filings; Financial Statements.

(a) Parent and each of its subsidiaries have timely filed and furnished all Reports that they were required to file or furnish since January 1, 2007 with (i) the SEC, (ii) any state or other federal regulatory authority and (iii) any foreign regulatory authority, and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such Report, or to pay such fees and assessments, has not had, and would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect. Each such Report filed with or furnished to the SEC complied as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder, the Exchange Act and the rules and regulations promulgated thereunder, and the Sarbanes-Oxley Act and the rules and regulations thereunder, each as in effect on the date so filed or furnished. None of such Reports of Parent filed with or furnished to the SEC contained, when so filed or furnished, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act, and no enforcement action has been initiated against Parent by the SEC relating to disclosures contained in any such Report of Parent made with the SEC.

(b) The audited consolidated financial statements of Parent and its consolidated subsidiaries (including any related notes thereto) included in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC have been prepared in accordance with U.S. GAAP in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, the related financial position of Parent and its consolidated subsidiaries at as of December 31, 2008 and 2007 and the consolidated results of operations, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2008. The unaudited consolidated financial statements of Parent (including any related notes thereto) contained in Parent’s quarterly report on Form 10-Q for the three-month period ended March 31, 2009 have been prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X for interim financial information in all material respects applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, the related financial position of Parent and its consolidated subsidiaries as of March 31, 2009 and the consolidated results of operations and cash flows for the three-

month period ended March 31, 2009 and 2008 (subject to normal period-end adjustments that are immaterial in nature and consistent with past experience).

(c) Since the enactment of the Sarbanes-Oxley Act, Parent has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the NYSE, except for any such noncompliance which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) Parent has designed disclosure controls and procedures to ensure that material information relating to Parent, including its subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Parent by others within those entities.

(e) Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(f) Neither Parent nor any of its consolidated subsidiaries has any liabilities of a nature required by U.S. GAAP to be reflected in a consolidated balance sheet, except liabilities that (i) are accrued or reserved against in the most recent financial statements included in the Parent SEC Reports filed prior to the date of this Agreement or are reflected in the notes thereto, (ii) were incurred in the ordinary course of business consistent with past practice and which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (iii) have been discharged or paid in full prior to the date of this Agreement, or will be discharged or paid in full prior to the Effective Time, in the ordinary course of business consistent with past practice and which have not had, and would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect, or (iv) are incurred pursuant to the transactions contemplated by the Transaction Documents.

Section 4.6  Absence of Certain Changes or Events.  Since December 31, 2008 through the date of this Agreement, except as contemplated by this Agreement, Parent and its subsidiaries have conducted their business in all material respects in the ordinary course and, since such date, there has not been any change, event or occurrence which has had, or would, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.7  Absence of Litigation.  There are no suits, claims, actions, arbitrations or other proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any of its subsidiaries nor any of their respective assets or properties is or are subject to any order, writ, judgment, injunction, decree or award (whether rendered by a court, administrative agency, or by arbitration, pursuant to a grievance or other procedure) except for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8  ERISA.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) neither Parent nor Merger Sub has incurred any liability under Title IV of ERISA that has not been satisfied in full, and (ii) to the knowledge of Parent or Merger Sub, no condition exists that presents a risk to Parent or Merger Sub of incurring any such liability other than liability for premiums due the Pension Benefit Guaranty Corporation.

Section 4.9  Proxy Statement.  None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the S-4 shall at the time the S-4 is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) or at the Effective Time contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were not, not misleading. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion in the Proxy Statement shall, on the date the Proxy Statement is first mailed to the stockholders of the Company and during the pendency of the Stockholders Meeting, and at the time of the Company Requisite Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained or incorporated by reference in the Proxy Statement.

Section 4.10  Brokers.  Except for Wells Fargo Securities, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by the Transaction Documents based upon arrangements made by and on behalf of Parent or Merger Sub.

Section 4.11  Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein. All of the outstanding shares of capital stock of Merger Sub is, and as of the Effective Time will be, owned directly or indirectly by Parent.

Section 4.12  Ownership of Company Shares.  As of the date of this Agreement, Parent owns (directly or indirectly, beneficially or of record) one share of Class B Common Stock and 12,058,626 limited partnership units of the Operating Partnership which are exchangeable as of the date hereof, in accordance with the Company Certificate of Incorporation and the partnership agreement of the Operating Partnership, for 12,058,626 shares of Class A Common Stock, and neither Parent nor any of its subsidiaries holds any rights to acquire or vote any other Company Shares except pursuant to this Agreement, the Voting Agreement and the Amended and Restated Stockholders’ Agreement, dated as of August 22, 2008, among the Company and the other parties thereto (the “Stockholders’ Agreement”).

Section 4.13  Vote/Approval Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the transactions contemplated hereby.

Section 4.14  No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, Merger Sub or any other person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company. None of Parent, Merger Sub or any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain management presentations in expectation of the transactions contemplated by the Transaction Documents.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1  Conduct of Business of the Company Pending the Merger.  The Company covenants and agrees that, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by the Transaction Documents or as required by applicable Law, or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (i) the business of the Company and its subsidiaries shall be conducted in its ordinary course of business, (ii) the Company and its subsidiaries shall use their reasonable best efforts to preserve substantially intact their business organizations, to keep available the services of their current officers and employees and to preserve their present relationships with customers, suppliers and other persons with which they have material business relations and (iii) the Company and its subsidiaries will comply in all material respects with all applicable Laws wherever their business is conducted, including the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act. Between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by the Transaction Documents or as required by Law, neither the Company nor any of its subsidiaries shall without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(a) amend or otherwise change the Company Certificate of Incorporation or Company Bylaws or other equivalent organizational documents of the Company’s subsidiaries;

(b) issue, deliver, sell, pledge, dispose of or encumber any shares of capital stock, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any other ownership interests or any voting securities (including but not limited to stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries (except for (A) the issuance of Company Shares upon the exercise of Company Options outstanding as of the date of this Agreement or in connection with Company Stock-Based Awards outstanding as of the date of this Agreement, in each case, in accordance with the terms of any Company Plan or (B) the grant of restricted shares, stock units and Company Options (and issuances of Company Shares pursuant thereto) made in the ordinary course of business to existing officers or employees or to attract new employees in an aggregate amount not to exceed the amount provided in Section 5.1(b) of the Company Disclosure Schedule);

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(d) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company (other than the acquisition of Company Shares tendered by employees or former employees in connection with a cashless exercise of Company Options or in order to pay taxes in connection with the exercise of Company Options or the lapse of restrictions in respect of restricted stock or Company Stock-Based Awards), or reclassify, combine, split or subdivide any capital stock or other ownership interests of any of the Company’s subsidiaries;

(e) (i) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case, which is or are, individually or in the aggregate, material to the Company and its subsidiaries taken as a whole, other than purchases of assets in the ordinary course of business or pursuant to existing Contracts and, for the avoidance of doubt, other than capital expenditures permitted pursuant to clause (iii) of this paragraph; (ii) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of assets in the ordinary course of business or pursuant to existing Contracts; (iii) authorize or make any new capital expenditures which are, in the aggregate, in excess of the Company’s capital expenditure budget set forth in Section 5.1(e)(iii) of the Company Disclosure Schedule; (iv) enter into any new line of business; (v) other than in the ordinary course of business consistent with past practice, enter into, amend in any material respect or waive any of its material rights under any Material Contract; or (vi) mortgage or pledge any of its assets;

(f) incur or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than a subsidiary of the Company), in each case, other than (i) borrowings under existing lines of credit in the ordinary course of business consistent with past practice or (ii) any letter of credit entered into in the ordinary course of business consistent with past practice;

(g) except (x) as contemplated by Section 6.6 or (y) to the extent required under any Company Plan or as required by applicable Law or regulation or existing Contract, (i) increase the compensation, bonus or fringe benefits of, or make any other change in employment terms for, any of its directors, officers or employees (except in the ordinary course of business consistent with past practice with respect to employees who are not directors or officers), (ii) grant or provide any severance or termination pay not provided for, or otherwise increase any severance or termination pay, under any Company Plan or existing Contract, (iii) enter into any employment, consulting, change of control or severance agreement or arrangement with any of its present or former directors, officers or other employees, except for offers of employment in the ordinary course of business consistent with past practice to employees who are not currently directors or officers or (iv) establish, adopt, enter into or amend or terminate any Company Plan;

(h) make any material change in any accounting principles, except as may be required to conform to changes in statutory or regulatory accounting rules or U.S. GAAP;

(i) other than in the ordinary course of business or as required by applicable Law, (i) make or change any material Tax election or change any method of Tax accounting, (ii) enter into any settlement or compromise of any material Tax liability, (iii) file any claim for refund or amended Tax Return with respect to any material Tax or (iv) take any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(j) settle, compromise or discharge any litigation or claim, other than settlements, compromises or discharges of litigation or claims which (i) do not exceed, individually or in the aggregate, $2,500,000 (after taking into account the amount reserved for such matters by the Company or amounts covered by insurance) and (ii) do not include any obligations to be performed by the Company or any of its subsidiaries following the Effective Time;

(k) release or permit the release of any person from, waive or permit the waiver of any right under, fail to enforce any provision of, or grant any consent or make any election under, any confidentiality, “standstill” or similar agreement to which the Company or any subsidiary thereof is a party, except, in each case, to the extent the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law but in such case only after providing Parent with prior written notice of such determination;

(l) fail to renew or maintain existing insurance policies or comparable replacement policies, other than in the ordinary course of business consistent with past practice;

(m) agree to take any of the actions described in Section 5.1(a) through Section 5.1(l); or

(n) take any action that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by the Transaction Documents (it being understood that nothing in this clause (n) shall preclude or restrict the Board of Directors of the Company from taking any action in connection with the exercise of its fiduciary duties under applicable Law).

Section 5.2  Conduct of Business of Parent and Merger Sub Pending the Merger.  Each of Parent and Merger Sub covenants and agrees that, during the period from the date of this Agreement until the Effective Time, except as expressly contemplated by the Transaction Documents or as required by applicable Law, or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (i) the business of each of Parent, Merger Sub and Parent’s subsidiaries shall be conducted in order to maintain the primary nature of Parent’s business as of the date hereof and (ii) each of Parent, Merger Sub and Parent’s subsidiaries will comply in all material respects with all applicable Laws wherever their business is conducted, including the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act or the Exchange Act. Between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by the Transaction Documents or as required by Law, neither Parent nor Merger Sub shall without the prior written consent of the Company (which consent shall not be unreasonably withheld or delayed):

(a) amend or otherwise change the Parent Certificate of Incorporation or Parent Bylaws or any similar governing instruments, in each case, that would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Merger;

(b) reclassify, combine, split or subdivide any shares of capital stock of Parent or Merger Sub;

(c) take any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(d) sell, transfer or convey all or substantially all of its properties and assets to any person; or

(e) agree to take any of the actions described in Section 5.2(a) through Section 5.2(d).

Section 5.3  No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1  Stockholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, the Company, acting through its Board of Directors, shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of adopting this Agreement (the “Stockholders Meeting”), (ii) include in the Proxy Statement that the Board of Directors of the Company (x) has approved, and declared advisable this Agreement, (y) determined that the terms of this Agreement are fair to, and in the best interests of, the Company and its stockholders and (z) recommends that the stockholders of the Company adopt this Agreement and approve the Merger at such meeting (except to the extent that the Company has effected a Change of Recommendation in accordance with this Section 6.1(a)) and, subject to the consent of any Financial Advisor, the written opinion of any Financial Advisor, dated as of the date of this Agreement, that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock and (iii) use its reasonable best efforts to obtain the Company Requisite Vote (except to the extent that the Company has effected a Change of Recommendation in accordance with this Section 6.1(a)). The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent. Neither the Board of Directors of the Company nor any committee thereof shall, directly or indirectly, withdraw (or modify or qualify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or modify or qualify in a manner adverse to Parent or Merger Sub), the recommendation of the Board of Directors pursuant to the foregoing clause (ii) of this Section 6.1(a) (any such action being referred to as a “Change of Recommendation”) it being understood that any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not be deemed to be a Change of Recommendation); provided, that, notwithstanding anything herein to the contrary, at any time prior to obtaining the Company Requisite Vote, the Board of Directors of the Company may, in response to a material development or change in circumstances occurring or arising after the date hereof that was neither known to the Board of Directors of the Company nor reasonably foreseeable as of or prior to the date hereof (and not relating to any Acquisition Proposal) (such material development or change in circumstances, an “Intervening Event”), effect a Change of Recommendation if (i) the Board of Directors shall have determined in good faith, after consultation with, and taking into account the advice of, outside counsel to the Company, that, in light of such Intervening Event, the failure of the Board of Directors to effect a Change of Recommendation would result in a breach of its fiduciary duties under applicable Law and (ii) the Company has provided Parent with at least three business days’ prior written notice of such Change of Recommendation.

(b) Any Change of Recommendation shall not change the approval of this Agreement, the Voting Agreements or any other approval of the Board of Directors of the Company, including in any respect that would have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby or thereby, including the Merger. Notwithstanding anything to the contrary contained in this Agreement, unless this Agreement is terminated in accordance with Section 8.1, the obligation of the Company to call, give notice of, convene, hold, and submit this Agreement and the Merger for a vote at the Stockholders Meeting as promptly as practicable after the date of this Agreement shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by a Change of Recommendation. For the avoidance of doubt, the Company shall not be required to hold the Stockholders Meeting if this Agreement is terminated in accordance with Section 8.1.

Section 6.2  Certain Filings.  As soon as reasonably practicable following the date of this Agreement, the Company shall, with the assistance of Parent, prepare and file with the SEC the Proxy Statement, and Parent, with the assistance of the Company, shall prepare and file with the SEC the S-4 (in which the Proxy Statement will be included). Each of Parent and the Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC and the S-4 declared effective under the Securities Act as promptly as practicable after the filing thereof and to keep the S-4 effective as long as necessary to consummate the Merger. Parent and the Company will cooperate with each other in the preparation of each of the Proxy Statement and the S-4 and each of the Company and Parent and its counsel shall be given a reasonable opportunity to review and comment on such Proxy Statement and S-4, which comments shall be reasonably considered by the other party. Without limiting the generality of the foregoing, each of Parent and the Company will furnish to the other party the information relating to it required by the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement and the S-4. Each of Parent and the Company agree to correct any information provided by it for use in the Proxy Statement or S-4 which shall have become false or misleading. Each of Parent and the Company shall (i) notify the other party of the receipt of any comments from the SEC with respect to the Proxy Statement or S-4 and any request by the SEC for any amendment to the Proxy Statement or S-4 or for additional information and (ii) provide the other party with copies of all written correspondence between each of Parent and the Company and its employees and other authorized representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement or S-4.

Section 6.3  Resignation of Directors.  At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of all directors of the Company and its subsidiaries specified by Parent in writing reasonably in advance of the Closing (but in no event less than five business days prior to the Closing Date), in each case, effective at the Effective Time.

Section 6.4  Access to Information; Confidentiality.

(a) From the date of this Agreement to the Effective Time or the earlier termination of this Agreement, to the extent permitted by applicable Law or regulation, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause its subsidiaries, officers, directors and employees to, afford Parent’s officers, employees, auditors and other authorized representatives reasonable access during normal business hours to its officers, employees, properties, offices, and other facilities and to all books and records, and shall furnish Parent with all financial, operating and other data and information as Parent, through its officers, employees or authorized representatives, may from time to time reasonably request in writing, whether related to the transactions contemplated by the Transaction Documents, transition planning or post-closing integration; provided that any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Notwithstanding anything herein to the contrary, neither the Company nor any of its subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its clients, jeopardize the attorney-client privilege of the Company or its subsidiaries or contravene any Law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement.

(b) Each of the Company, Parent and Merger Sub will hold and treat and will cause its officers, employees, auditors and other authorized representatives to hold and treat in confidence all documents and information concerning the other party and its subsidiaries furnished to such party in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, dated December 19, 2008, between the Company and Parent (the “Confidentiality Agreement”) which Confidentiality Agreement shall remain in full force and effect in accordance with its terms. The Confidentiality Agreement shall survive any termination of this Agreement.

(c) No investigation pursuant to this Section 6.4 shall affect any representation or warranty in this Agreement of any party or any condition to the obligations of the parties.

Section 6.5  Acquisition Proposals.

(a) The Company agrees that (i) it and its executive officers and directors shall not, (ii) its subsidiaries and its subsidiaries’ executive officers and directors shall not and (iii) it shall use reasonable best efforts to ensure that its and its subsidiaries’ agents and representatives (“Representatives”) shall not, (A) directly or indirectly, solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer with respect to (x) a tender offer or exchange offer, proposal for a merger, consolidation or other business combination involving the Company and/or its subsidiaries or (y) any proposal or offer to acquire in any manner (1) 10% or more of the equity interests (measured by economic or voting power) in the Company on a consolidated basis, or (2) 10% or more of the assets of the Company on a consolidated basis, other than the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an “Acquisition Proposal”), or (B) directly or indirectly participate in or knowingly encourage any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. The Company agrees that it will, and it will cause its subsidiaries and Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Acquisition Proposal or any potential Acquisition Proposal. The Company shall (I) promptly (and in any event within one business day after receipt) notify Parent in writing of the receipt of any Acquisition Proposal (or any request for information or other inquiry that may reasonably be expected to lead to an Acquisition Proposal) after the date of this Agreement, which notice shall include the identity of the person making such Acquisition Proposal and the material terms thereof and (II) keep Parent reasonably informed of the status and details (including any material developments with respect to such Acquisition Proposal). Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the Company or its Board of Directors from: (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any disclosure to the Company’s stockholders as, in the good faith judgment of the Board of Directors of the Company, after receiving advice from outside counsel, is consistent with its obligations hereunder and is required by applicable Law; (ii) prior to obtaining the Company Requisite Vote, providing access to its properties, books and records and providing information or data in response to a request therefor by a person who has made an unsolicited bona fide Acquisition Proposal if the Board of Directors receives from the person so requesting such information an executed confidentiality agreement on terms substantially similar to those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement); (iii) prior to obtaining the Company Requisite Vote, contacting and engaging in discussions with any person who has made an unsolicited bona fide Acquisition Proposal solely for the purpose of clarifying such Acquisition Proposal and any material terms thereof and the conditions to consummation so as to determine whether such Acquisition Proposal is, or may reasonably be expected to lead to, a Superior Proposal; and (iv) prior to obtaining the Company Requisite Vote, contacting and engaging in any negotiations or discussions with any person who has made an unsolicited bona fide Acquisition Proposal (which negotiations or discussions are not solely for clarification purposes), if and only to the extent that in connection with the foregoing clauses (ii) or (iv), (1) the Board of Directors of the Company shall have determined in good faith, after consultation with its outside legal counsel and its financial advisor that, (x) such Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal, and (y) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (2) prior to taking such action, the Company shall provide written notice to Parent of such matter.

(b) Neither the Board of Directors of the Company nor any committee thereof shall (i) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal or Acquisition Proposal Documentation (as defined below) or (ii) execute (or allow the Company or any of its subsidiaries to execute) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting an Acquisition Proposal (other than a confidentiality agreement pursuant to Section 6.5(a)) (any such documentation, “Acquisition Proposal Documentation”). Notwithstanding the foregoing or any other provision of this Section 6.5 to the contrary, if, at any time prior to obtaining the Company Requisite Vote, the Company’s Board of Directors determines, in response to an Acquisition Proposal that was unsolicited and that did not otherwise result from a material breach of Section 6.5(a), that such Acquisition Proposal is a Superior Proposal, (A) the Company or its Board of Directors may terminate this Agreement, (B) the Board of Directors of the Company may approve or recommend such Superior Proposal to its stockholders and/or (C) concurrently with the termination of this Agreement, the Company may enter into or execute any Acquisition Proposal Documentation with respect to such Superior Proposal; provided, that the Company may only take such actions at a time that is after the third business day following Parent’s receipt of written notice advising Parent that the Board of Directors of the Company has received a Superior Proposal. Such written notice shall specify the material terms and conditions of such Superior Proposal and identify the person making such Superior Proposal. During such three business day period, the Company shall provide an opportunity for Parent to propose such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; provided, however, that any such proposed adjustment shall be at the discretion of Parent at the time. The Company or its Board of Directors may not terminate this Agreement pursuant to this Section 6.5(b), and any purported termination pursuant to this sentence shall be void and of no force or effect, unless the Company prior to or concurrently with such termination pursuant to this Section 6.5(b) pays to the Parent the Company Termination Fee.

(c) For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal made by a third party for more than 50% of the outstanding equity interests in the Company or more than 50% of the consolidated assets of the Company and its subsidiaries, taken as a whole, (i) on terms that the Board of Directors of the Company determined in good faith, after consultation with the Company’s outside legal and financial advisors, and considering such factors as the Board of Directors of the Company considers to be appropriate (including the conditionality and the timing and likelihood of consummation of such proposal), are more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement and (ii) is reasonably capable of being consummated, including, without limitation, the receipt of the approvals of Corvina Holdings Limited, SK Telecom Co., Ltd. and Parent or their respective affiliates pursuant to contractual approval or consent rights.

Section 6.6  Employment and Employee Benefits Matters.

(a) Without limiting any additional rights that any Company Employee may have under any Company Plan, Parent shall cause the Surviving Corporation and each of its subsidiaries, for a period commencing at the Effective Time and ending on the 18-month anniversary thereof, to maintain (i) the

Company Severance Plan and (ii) existing severance practices as described in Section 6.6(a) of the Company Disclosure Schedule, each as currently in effect, and (subject to all of the terms and conditions set forth in such plan) to make severance payments to any eligible Company Employee terminated during that 18-month period in accordance with such Company Severance Plan and severance practices.

(b) Parent shall cause the Surviving Corporation and each of its subsidiaries (i) to continue for the period commencing at the Effective Time and ending on the 12-month anniversary thereof (the “Compensation Protection Period”) to compensate the Company Employees who continue to be employed in good standing at substantially the same base salaries or base hourly wages as in effect for such employees immediately before the Effective Time, (ii) to provide for the bonuses, if any, earned through December 31, 2009 pursuant to Section 6.6(e), and (iii) during the Compensation Protection Period, to either (A) continue (subject to Sections 6.6(a) and 6.6(e)) to provide benefits which are substantially comparable in the aggregate to the benefits provided under the Company Plans at the Effective Time or (B) provide benefits which are substantially comparable in the aggregate to the benefits provided directly or indirectly by Parent to employees who provide similar services to or perform similar functions for Parent or its subsidiaries.

(c) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees who continue to be employed in good standing full service credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals (i) under any defined benefit pension plans or under any plan which provides post-retirement medical or dental or prescription drug or other post-retirement welfare benefits or for vacation if any payment has been made in lieu of vacation or (ii) which would result in any duplication of benefits for the same period of service) under any employee benefit plans, programs and policies which are provided for the benefit of Company Employees as of and after the Effective Time by Parent, its subsidiaries or the Surviving Corporation for such Company Employees’ service with the Company, its subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent such service was recognized by the Company immediately prior to the Effective Time under any corresponding Company Plan or program or policy of the Company. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent or its subsidiaries shall (i) cause there to be waived for any Company Employee any pre-existing condition limitation or eligibility limitation to the extent neither such employee nor his or her eligible dependents were subject to any such limitation under the corresponding Company Plan and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under any Company Plan immediately prior to the Effective Time as if the claims had been incurred and the amounts had been paid or reimbursed under a corresponding Parent Plan.

(d) From and after the Effective Time, Parent will honor, and will cause its subsidiaries to honor, the terms of the Company Plans, as such Company Plans may be amended pursuant to their terms, in each case to the extent legally binding on the Company or any of its subsidiaries. Further, Parent will, or will cause the Surviving Corporation to, make the matching contribution for 2009 which is called for under the terms of the Company’s 401(k) Plan pursuant to the terms of such plan as in effect on the date of this Agreement.

(e) Parent will, or will cause the Surviving Corporation to, continue the Operating Partnership’s 2009 Incentive Plan (which also is known as the Company’s Annual Incentive Plan) and the Operating Partnership’s 2009 Mid-Term Incentive Plan through the performance cycles which for each plan end on December 31, 2009 and pay the bonuses, if any, earned for each such cycle pursuant to the terms and conditions set forth in each such plan; provided, however, that (1) the extent to which the applicable performance conditions for a bonus under such plans are met shall be determined based on the Company’s actual performance (adjusted in a manner reasonably acceptable to Parent to eliminate the impact of costs relating to the negotiation, closing, transition and integration of the transactions contemplated by this Agreement) through the end of the calendar month which ends on, or immediately precedes, the Closing Date and comparing such performance to the Company’s targeted year-to-date performance goals through the end of such calendar month, (2) the payment of the bonuses earned under the Operating Partnership’s 2009 Incentive Plan shall be paid in accordance with the terms of such plan in February, 2010 except as otherwise expressly called for under the terms of the Operating Partnership’s 2009 Incentive Plan or, if and to the extent applicable, an employment agreement and (3) the payment of the bonuses earned under the Operating Partnership’s Mid-Term Incentive Plan shall be paid in accordance with the terms of such plan, 30% in February, 2010, 30% in August, 2010 and 40% in February, 2011 except as otherwise expressly called for under the terms of the Operating Partnership’s 2009 Mid-Term Incentive Plan or, if and to the extent applicable, an employment agreement.

(f) No person other than the Company, Parent and Merger Sub shall have any rights with respect to the provisions of this Section 6.6.

Section 6.7  Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify, defend and hold harmless each present and former officer, director or employee of the Company or any of its subsidiaries and any fiduciary under any Company Plan (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including attorneys’ fees and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding, inquires or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any of its subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby) whether asserted or claimed prior to, at or after the Effective Time, as provided in the Company Certificate of Incorporation or Company Bylaws, in each case as in effect on the date of this Agreement, or pursuant to any other agreements in effect on the date hereof, copies of which have been provided to Parent. For the avoidance of doubt, the parties agree that this Section 6.7 does not purport to limit any rights that any Indemnified Party may have under any employment agreement or Company Plan.

(b) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are set forth in the Company Certificate of Incorporation and Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals, except as may be required by Law.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay, at no expense to the beneficiaries, for “tail” insurance policies with a claims period of six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”), for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby), and Parent shall cause the Surviving Corporation to maintain such D&O Insurance in full force and effect for their full terms. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, at no expense to the beneficiaries, for a period of six years from and after the Effective Time for the persons who are covered by the Company’s D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or, if such insurance is unavailable, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase the best available D&O Insurance for such six-year period from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Company’s existing D&O Insurance with terms, conditions, retentions and with levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement. Notwithstanding anything in the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or a majority of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in Section 6.6 and this Section 6.7.

(e) The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective successors, heirs and legal representatives, shall be binding on all successors and assigns of Parent and the Surviving Corporation and shall not be amended in any matter that is adverse to the Indemnified Parties (including their successors, heirs and legal representatives) without the consent of the Indemnified Party (including the successors, heirs and legal representatives) affected thereby.

(f) The rights of the Indemnified Parties under this Section 6.7 shall be in addition to any rights such Indemnified Parties may have under the Company Certificate of Incorporation or Company Bylaws or equivalent documents of any of its subsidiaries, or under any applicable Contracts or Laws, and Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any of its subsidiaries.

Section 6.8  Stockholder Litigation.  The Company or Parent shall give the other party the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and its directors or Parent and its directors, as the case may be, relating to the transactions contemplated by the Transaction Documents or the Merger; provided, however, that no such settlement of any such litigation shall be agreed to without the Company’s or Parent’s consent, which consent will not be unreasonably withheld.

Section 6.9  Notification of Certain Matters.  The Company shall give prompt notice to Parent of any change or event (i) that has, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect or (ii) that it believes results or would reasonably be expected to result in a failure of the conditions set forth in Section 7.2. Parent shall give prompt notice to the Company of any change or event (i) that has had, or would, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect or (ii) that it believes results or would reasonably be expected to result in a failure of the conditions set forth in Section 7.3. The delivery of any notice pursuant to this Section 6.9, however, shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. If any event or matter arises after the date of this Agreement that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in the Company Disclosure Schedule or that is necessary to correct any information in the Company Disclosure Schedule that has been rendered inaccurate thereby, then the Company shall promptly supplement, or amend the Company Disclosure Schedule that it has delivered pursuant to this Agreement and deliver such supplement or amendment to Parent; provided that such supplement or amendment shall be for informational purposes only and shall not enlarge, reduce or otherwise modify the rights of the parties hereunder (including the right of any party to assert the failure of a condition to Closing set forth in Article VII without regard to any such supplement or amendment). Any noncompliance with this Section 6.9 shall not constitute the failure of a condition set forth in Article VII to be satisfied or give rise to any right of termination under Article VIII.

Section 6.10  Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within fifteen business days of the date of this Agreement and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.8(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; and (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, as amended, the Federal Trade Commission Act, as amended, and all other federal and state Laws, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) In furtherance and not in limitation of the covenants of the parties contained in Section 6.8(a) and (b), if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or the other transactions contemplated hereby, including selling, holding separate or otherwise disposing of or conducting its business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its subsidiaries or the conducting of its business in a manner which would resolve such objections or suits. Without excluding other possibilities, the transactions contemplated by this Agreement shall be deemed to be materially delayed if unresolved objections or suits delay or could reasonably be expected to delay the consummation of the transactions contemplated hereby beyond the date which is the earlier of twelve months from the date of this Agreement and one month from the date of the Stockholders Meeting.

(d) Subject to the obligations under Section 6.8(c), in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, (i) each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement, and (ii) Parent, Merger Sub and the Company must defend, at their cost and expense, any action or actions, whether judicial or administrative, in connection with the transactions contemplated by this Agreement; provided, none of Parent, Merger Sub and the Company shall be required to take any action which is not conditioned on the Closing occurring.

(e) Notwithstanding the foregoing, nothing in Section 6.10(a), Section 6.10(c) or Section 6.10(d) shall require Parent, Merger Sub or the Company to take any action which would materially deprive Parent of the benefits of the transactions contemplated by the Transaction Documents (such condition, restriction or requirement, a “Burdensome Condition”).

(f) In connection with, and without limiting the foregoing, the Company shall (i) take all actions necessary to ensure that no state antitakeover statute or similar statute or regulation is or becomes operative with respect to this Agreement, the Merger or any other transactions contemplated by this Agreement and (ii) if any state antitakeover statute or similar statute or regulation is or becomes operative with respect to this Agreement, the Merger or any other transaction contemplated by this Agreement, take all actions necessary to ensure that this Agreement, the Merger and any other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

Section 6.11  Public Announcements.  Each of the Company, Parent and Merger Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.

Section 6.12  Section 16 Matters.  Prior to the Effective Time, the Company will take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Company Shares (including derivative securities with respect to Company Shares) that are treated as dispositions under such rule and result from the transactions contemplated by this Agreement by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company.

Section 6.13  Listing.  Parent shall use reasonable best efforts to cause Parent Shares issuable under Article II, and those Parent Shares required to be reserved for issuance in connection with the Merger, including Parent Shares to be reserved for issuance upon the exercise of any Company Options, to be authorized for listing on the NYSE, upon official notice of issuance.

Section 6.14  Waiver.  Parent hereby waives any requirement to obtain its consent to the entry by the Company of this Agreement and the transactions contemplated hereby pursuant to Section 2.6 of the Stockholders’ Agreement or Article II, Section 3 of the Company Bylaws.

Section 6.15  Net Debt.  The Company shall use its reasonable best efforts to cause its Net Debt immediately prior to the Effective Time to be not greater than (i) $217,000,000 if the Effective Time shall occur on or after August 31, 2009 but before September 30, 2009, (ii) $205,000,000 if the Effective Time shall occur on or after September 30, 2009 but before November 30, 2009, (iii) $204,000,000 if the Effective Time shall occur on or after November 30, 2009 but before December 31, 2009, (iv) $197,000,000 if the Effective Time shall occur on or after December 31, 2009 but prior to January 31, 2010 and (v) $192,000,000 if the Effective Time shall occur on or after January 31, 2010; provided, however, that the amount of Net Debt shall not include any amounts relating to any transition or integration costs incurred by the Company at the request of Parent after the satisfaction of the condition set forth in Section 7.1(c). The term “Net Debt” of the Company and its subsidiaries shall mean (A) all amounts outstanding under the Senior Credit Agreement and the Subordinated Credit Agreement less (B) any cash or marketable securities held by the Company and its subsidiaries.

ARTICLE VII

CONDITIONS OF MERGER

Section 7.1  Conditions to Obligation of Each Party to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) this Agreement shall have been adopted by the stockholders of the Company by the Company Requisite Vote;

(b) no Law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any supranational, federal, state or local court or other Governmental Entity which prohibits, restrains or enjoins the consummation of the Merger;

(c) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired;

(d) the S-4 shall have been declared effective by the SEC, no stop order suspending the effectiveness of the S-4 or any part thereof shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC; and

(e) the Parent Shares to be issued in the Merger shall have been approved for listing on the NYSE subject to official notice of issuance.

Section 7.2  Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)  (i) the representations and warranties of the Company set forth in Sections 3.3(a), 3.4 and 3.18 of this Agreement shall be true and correct in all respects, (ii) the representations and warranties of the Company set forth in this Agreement other than those specified in the foregoing clause (i) that are qualified as to materiality or Material Adverse Effect shall be true and correct and (iii) the representations and warranties of the Company set forth in this Agreement other than those specified in the foregoing clauses (i) and (ii) that are not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct or true and correct in all material respects, as the case may be, as of such specified date), except where the failure of any such representations and warranties referred to in this clause (iii) to be so true and correct, in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect;

(b) the Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time;

(c) there shall not be instituted or pending any action, investigation or proceeding by any Governmental Entity, and there shall not be instituted or pending any action or proceeding by any other person, domestic or foreign, before any Governmental Entity, which is reasonably likely to be determined adversely to Parent, (i) challenging or seeking to make illegal, to delay materially or otherwise, directly or indirectly, to restrain or prohibit the consummation of the Merger or seeking to obtain material damages relating to the transactions contemplated by the Merger, (ii) seeking to restrain, prohibit or materially delay the exercise of full rights of ownership or operation by Parent or its subsidiaries of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent or any of its subsidiaries, (iii) seeking to impose a Burdensome Condition on Parent or any of its subsidiaries or (iv) that otherwise would reasonably be expected to have a Material Adverse Effect;

(d) Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied;

(e) each of the Subordinated Debt Termination Agreement, the Trademark License Agreement, the Tax Receivable Termination Agreement and the Employment Agreement shall be in force and effect at the Effective Time, and Daniel H. Schulman shall not have rescinded the Employment Agreement or advised Parent that he is unwilling to continue employment with the relevant employing entity specified in the Employment Agreement following the Effective Time;

(f) Parent shall have received documentation reasonably satisfactory to it evidencing that all outstanding indebtedness and all other obligations under (i) the Amended and Restated Credit Agreement among the Operating Partnership, the Lenders thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents named therein, dated July 19, 2006, as amended, restated, supplemented or otherwise modified (the “Senior Debt Agreement”); and (ii) the Subordinated Credit Agreement shall have been paid, discharged or otherwise terminated so that each of the Senior Debt Agreement and the Subordinated Debt Agreement shall have been effectively terminated by the parties thereto in accordance with its terms, and that all liens and security interests in connection therewith have been released; and

(g) Parent shall have received releases and acknowledgements from each party to the Senior Debt Agreement and the Subordinated Debt Agreement that all liens and security interests have been released upon payment to such party of the amount of the indebtedness allocable to such party.

Section 7.3  Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger shall be further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects, in each case as of date of this Agreement and as of the Effective Time as though made on and as of such date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be true and correct in all material respects as of such specified date);

(b) each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time;

(c) the Company shall have received the opinion of Simpson Thacher & Bartlett LLP, counsel to the Company, dated the Closing Date, to the effect that the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to the Company shall be entitled to rely upon customary representations and assumptions provided by the Company, Merger Sub and Parent that counsel to the Company reasonably deems relevant;

(d) the Company shall have received certificates of an executive officer of each of Parent and Merger Sub, certifying that the conditions set forth in Sections 7.3(a) and Section 7.3(b) have been satisfied; and

(e) Parent shall have performed all of its obligations to be performed by it at or prior to the Effective Time under the Subordinated Debt Termination Agreement and Tax Receivable Termination Agreement, including the payment of all amounts due by Parent to the relevant parties thereto pursuant to the terms thereof.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1  Termination.  This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by Parent or the Company if any court of competent jurisdiction or other Governmental Entity located or having jurisdiction within the United States shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have used efforts as required by Section 6.10 to prevent, oppose and remove such order decree or ruling or other action and the issuance of such final, non-appealable order, decree or ruling or other action was not primarily due to the failure of the party seeking to terminate this Agreement to perform any of its obligations under this Agreement;

(c) by Parent or the Company if the Effective Time shall not have occurred on or before March 31, 2010 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the party seeking to terminate if any action of such party (or, in the case of Parent, Merger Sub) or the failure of such party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement; provided, further, that, if on a date that would otherwise have been the Termination Date the conditions set forth in Section 7.1(c) are the only conditions in Article VII (other than those conditions that by their terms are not to be satisfied until the Closing) that shall not have been satisfied or waived on or before such date, either the Company or Parent may extend the Termination Date by up to three months by written notice to the other on or prior to the Termination Date, in which case the Termination Date shall be deemed for all purposes to be such later date.

(d) by the Company:

(i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and, in either such case, such breach is incapable of being cured or has not been cured by the Termination Date; provided that the Company shall have given Parent at least twenty days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i); provided further that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii) if all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are not to be satisfied until the Closing) and Parent or Merger Sub has failed to consummate the Merger promptly following satisfaction of such conditions; or

(iii) prior to the obtaining the Company Requisite Vote, pursuant to and subject to the terms and conditions of Section 6.5(b); or

(e) by Parent:

(i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and, in either such case, such breach is incapable of being cured by the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii) if, prior to receipt of the Company Requisite Vote, the Board of Directors of the Company or any committee thereof (A) shall have made a Change of Recommendation or (B) shall have recommended, adopted or approved, or publicly proposed to recommend, adopt or approve, any Acquisition Proposal or Acquisition Proposal Documentation; or

(f) by either Parent or the Company if, upon a vote taken thereon at the Stockholders Meeting or any postponement or adjournment thereof, this Agreement shall not have been adopted by the Company Requisite Vote.

Section 8.2  Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto, except with respect to Section 6.4(b), Section 6.11, this Section 8.2, Section 8.3 and Article IX, and the Confidentiality Agreement, which shall survive such termination; provided, however, that nothing herein shall relieve any party from liability or damages as a result of fraud or any willful and material breach of this Agreement, in which case, the aggrieved party shall be entitled to all remedies available at Law or in equity. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

(b) Company Termination Fee.

(i) In the event that this Agreement is terminated (x) by the Company pursuant to Section 8.1(d)(iii), (y) by Parent pursuant to Section 8.1(e)(ii), or (z) by Parent or the Company pursuant to Section 8.1(f) if prior to the vote to approve this Agreement at the Stockholders Meeting or any postponement or adjournment thereof, the Board of Directors of the Company or any committee thereof (A) shall have made a Change of Recommendation or (B) shall have recommended, adopted or approved, or publicly proposed to recommend, adopt or approve, any Acquisition Proposal or Acquisition Proposal Documentation, then the Company shall pay the Company Termination Fee to Parent, at or prior to the time of termination in the case of a termination pursuant to Section 8.1(d)(iii) or as promptly as reasonably practicable in the case of a termination pursuant to Section 8.1(e)(ii) or Section 8.1(f), payable by wire transfer of same day funds (and, in any event, within two business days following such termination). For purposes of this Agreement, the “Company Termination Fee” means $14,200,000.

(ii) In the event that this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) or Section 8.1(f) (other than in the circumstances described in Section 8.2(b)(i)) or by Parent pursuant to Section 8.1(e)(i) and (A) at any time after the date of this Agreement and prior to such termination (in the case of a termination pursuant to Section 8.1(c)), or prior to the breach giving rise to Parent’s right to terminate under Section 8.1(e)(i) (in the case of a termination pursuant to Section 8.1(e)(i)) or prior to the taking of a vote to approve this Agreement at the Stockholders Meeting or any postponement or adjournment thereof (in the case of a termination pursuant to Section 8.1(f)) an Acquisition Proposal shall have been made known to the Board of Directors of the Company or shall have been publicly announced or publicly made known to the stockholders of the Company, and not withdrawn prior to such termination, such breach or such taking of a vote to approve this Agreement, as applicable, and (B) within twelve months after such termination, the Company shall have entered into a definitive agreement with respect to, or shall have consummated, such Acquisition Proposal, then, in any such event, the Company shall pay to Parent the Company Termination Fee, such payment to be made upon the earlier of the Company entering into an agreement providing for, or consummating, such Acquisition Proposal, by wire transfer of same day funds. For the purpose of this Section 8.2(b), all references in the term Acquisition Proposal to “10% or more” will be deemed to be references to “more than 50%”.

(c) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Company Termination Fee when due, the Company shall reimburse Parent for all reasonable costs and expenses actually incurred or accrued by Parent (including reasonable fees and expenses of counsel) in connection with any action (including the filing of any lawsuit) taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid to the date of actual payment.

Section 8.3  Expenses.  Except as otherwise specifically provided herein, each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. The Company shall bear the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement.

Section 8.4  Procedure for Termination or Amendment.  In order for any amendment or termination of this Agreement to be effective, such amendment or termination requires approval of the respective Boards of Directors of Parent, the Company or Merger Sub, as the case may be (or any authorized committee thereof), if such action is to be taken at any time prior to the Effective Time; provided, however, that, after adoption of this Agreement by the stockholders of the Company, no amendment may be made which by Law requires the further approval of the stockholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.5  Waiver.  At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies. The waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1  Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (i) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (ii) this Article IX.

Section 9.2  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub:

Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Attention: General Counsel
Facsimile: (913) 523-9802

Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, Kansas 66251
Attention: President — Strategic Planning and Corporate Initiatives
Facsimile: (913) 523-8888

with an additional copy (which shall not constitute notice) to:

King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036
Attention: E. William Bates, II
                  Adam M. Freiman
Facsimile: (212) 556-2222

(b) if to the Company:

Virgin Mobile USA, Inc.
10 Independence Blvd.
Warren, NJ 07059
Attention: Peter Lurie, General Counsel
Facsimile: (908) 607-4078

with an additional copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention: Alan Klein, Esq.
Facsimile: (212) 455-2502

Section 9.3  Certain Definitions.  For purposes of this Agreement, the term:

(a) “affiliate” of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

(b) “associate” of a person has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act;

(c) “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York;

(d) “control” (including the terms “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(e) “executive officer” of the Company means any of the persons listed in Section 9.3(e) of the Company Disclosure Schedule.

(f) “knowledge” (i) with respect to the Company means the actual knowledge of any of the persons listed in Section 9.3(f) of the Company Disclosure Schedule and (ii) with respect to Parent or Merger Sub means the actual knowledge of the President-Strategic Planning and Corporate Initiatives and the General Counsel of Parent;

(g) “Law” means any federal, state or local law, statute or ordinance, common law, or any rule, regulation, directive, treaty, policy, standard, judgment, agency requirement, license or permit of any Governmental Entity.

(h) “officer” of the Company or any of its subsidiaries means any of the persons listed as such in Section 9.3(h) of the Company Disclosure Schedule.

(i) “person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act);

(j) “subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holder of which is generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

Section 9.4  Severability.  If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, the validity, legality and enforceability of all other conditions and provisions of this Agreement shall not be affected or impaired thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible and if the parties cannot come to an agreement, such term or provision shall be deemed reformed to the extent necessary to conform to applicable Law and to give maximum effect to the intent of the parties hereto.

Section 9.5  Entire Agreement; Assignment.  This Agreement (including the Exhibits hereto), the Company Disclosure Schedule and the Confidentiality Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of each of the other parties, except that Parent may assign all or any of its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of Parent after providing written notice thereof to the Company at least five business days prior to such assignment so long as such assignment does not materially impede or delay consumption of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder. Any purported assignment in violation of this Agreement is void.

Section 9.6  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Section 6.7 which shall inure to the benefit of the persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at the Effective Time, the rights of the holders of Company Common Stock and Company Preferred Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement and (c) at the Effective Time, the rights of the holders of Company Options and Company Stock-Based Awards to receive the consideration contemplated by the applicable provisions of Section 2.2(a) and Section 2.2(b), in each case, at the Effective Time in accordance with the terms and conditions of this Agreement.

Section 9.7  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware (without giving effect to choice of Law principles that would cause the Laws of another jurisdiction to apply).

Section 9.8  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.9  Counterparts.  This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.10  Specific Performance.  The parties agree that irreparable damage would occur and that the parties and the third party beneficiaries of the Agreement would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.1, each of the Company, Parent and Merger Sub shall be entitled to an injunction or injunctions or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at Law or in equity. The parties agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at Law. The parties further agree that (x) by seeking the remedies provided for in this Section 9.10, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement, including monetary damages in the event that this Agreement is terminated or in the event that the remedies provided for in this Section 9.10 are not available or are otherwise not granted and (y) nothing in this Section 9.10 shall restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursuant any other remedies that may be available then or thereafter.

Section 9.11  Jurisdiction.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the courts of the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware, and (iv) consents to service being made through the notice procedures set forth in Section 9.2. Each of the Company, Parent and Merger Sub hereby agrees, to the fullest extent permitted by Law, that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.2 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND WHETHER MADE BY CLAIM, COUNTERCLAIM, THIRD PARTY CLAIM OR OTHERWISE.

Section 9.12  Interpretation.  When reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. References to “this Agreement” shall include the Company Disclosure Schedule. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors, and it shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

VIRGIN MOBILE USA, INC.

By:	/s/ Daniel H. Schulman
Name:     Daniel H. Schulman

Title:	CEO

SPRINT NEXTEL CORPORATION

By:	/s/ Keith O. Cowan
Name:     Keith O. Cowan

Title:	President — Strategic Planning and Corporate Initiatives

SPRINT MOZART, INC.

By:	/s/ Keith O. Cowan
Name:     Keith O. Cowan

Title:	Vice President

ANNEX B

Deutsche Bank Securities Inc. Mergers & Acquisitions 60 Wall Street New York, NY 10005

July 27, 2009

Transaction Committee of the Board of Directors
Virgin Mobile USA, Inc.
10 Independence Boulevard
Warren, NJ 07059

Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to the Transaction Committee of the Board of Directors of Virgin Mobile USA, Inc. (the “Company”) in connection with the Agreement and Plan of Merger, dated July 27, 2009 (the “Merger Agreement”), among the Company, Sprint Nextel Corporation (“Parent”), and Sprint Mozart, Inc., a subsidiary of Parent (the “Merger Sub”), which provides, among other things, for the merger of the Merger Sub with and into the Company, as a result of which the Company will become a wholly owned subsidiary of Parent (the “Transaction”). As set forth more fully in the Merger Agreement, as a result of the Transaction, (i) each share of Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) and each share of Class C common stock, par value $0.01 per share, of the Company (the “Class C Common Stock”, and, together with the Class A Common Stock and the Class B Common Stock (as defined below), the “Company Common Stock”) (other than (a) any shares of Class A Common Stock or Class C Common Stock held by Corvina Holdings Limited (“Corvina”), Cortaire Limited (“Cortaire” and together with Corvina, “Virgin Group”, and together with any of their affiliates to which any such shares are transferred on or after the date hereof, the “Virgin Group Stockholders”), and SK Telecom Co., Ltd. (“SK Telecom”, and together with any of its affiliates to which any such shares are transferred on or after the date hereof, the “SK Stockholders”) and (b) shares owned directly or indirectly by the Company, Parent, or Merger Sub, or any other wholly-owned subsidiary of Parent or the Company), will be converted into the right to receive the number (the “Exchange Ratio”) of shares of Series 1 voting common stock, par value $2.00 per share, of Parent (“Parent Shares”) equal to the number determined by dividing $5.50 by the Average Parent Stock Price (as defined below) (provided, however, that (x) if the number determined by dividing $5.50 by the Average Parent Stock Price is less than or equal to 1.0630, the Exchange Ratio shall be 1.0630 and (y) if the number determined by dividing $5.50 by the Average Parent Stock Price is greater than or equal to 1.3668, the Exchange Ratio shall be 1.3668); (ii) each share of Class A Common Stock and Class C Common Stock held by the Virgin Group Stockholders will be converted into the right to receive the number of Parent Shares equal to the product of the Exchange Ratio and 93.09% (the “Virgin Group Exchange Ratio”); (iii) each share of Class A Common Stock and Class C Common Stock held by the SK Stockholders will be converted into the right to receive the number of Parent Shares equal to the product of the Exchange Ratio and 89.84% (the “SK Exchange Ratio”); (iv) each share of the Series A Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Company Preferred Stock”) (other than shares owned directly or indirectly by the Company, Parent, or Merger Sub, or any other wholly-owned subsidiary of Parent or the Company) shall be converted into the right to receive the number of Parent Shares equal to the product of (x) the number of shares of Class A Common Stock into which each share of Company Preferred Stock is convertible and (y) (a) in the case of the Virgin Group Stockholders, the Virgin Exchange Ratio and (b) in the case of the SK Stockholders, the SK Exchange Ratio; (v) each share of Class B common stock, par value $0.01 per share, of the Company (the “Class B

Transaction Committee of the Board of Directors of Virgin Mobile USA, Inc.
July 27, 2009

Common Stock”) will be canceled without any conversion thereof and no consideration will be delivered in respect thereto; and (vi) each holder of Company Common Stock and Company Preferred Stock converted pursuant to the Transaction who would otherwise have been entitled to receive a fraction of a Parent Share will receive, in lieu thereof, cash in an amount equal to the product of (A) such fractional Parent Share multiplied by (B) the per share closing price on the Closing Date of Parent Shares reported on the Composite Tape of the New York Stock Exchange (the amount of Parent Shares to be received by the holders of the Class A Common Stock pursuant to clause (i), and any cash in lieu of fractional Parent Shares received by the holders of the Class A Common Stock pursuant to clause (vi), the “Merger Consideration”). “Average Parent Stock Price” means the average of the closing prices of Parent Shares for the ten trading days ending on the second trading day immediately preceding the date of the filing of the certificate of merger with the Secretary of State of the State of Delaware. We understand that the Merger Consideration will be subject to adjustment as provided in the Merger Agreement based on changes in the outstanding shares of capital stock of Parent or the Company by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon.

You have requested our opinion as to the fairness of the Merger Consideration, from a financial point of view, to the holders of the outstanding shares of Class A Common Stock, excluding Parent, Virgin Group, SK Telecom, and their affiliates.

In connection with our role as financial advisor to the Transaction Committee, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company and Parent, including certain publicly available financial forecasts relating to the business and financial prospects of Parent prepared by certain research analysts (the “Parent Street Forecasts”). We also reviewed certain internal analyses, financial forecasts for the Company’s Fiscal Years 2009 — 2011 and other information relating to the Company prepared by management of the Company, and held discussions with members of the Company’s management regarding the businesses and prospects of the Company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Class A Common Stock and Parent Shares, (ii) to the extent publicly available, compared certain financial and stock market information for the Company and Parent with similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) to the extent publicly available, reviewed the financial terms of certain recent business combinations which we deemed relevant, and (iv) reviewed a draft dated July 27, 2009 of the Merger Agreement and certain related documents, including, a draft dated July 25, 2009 of the Termination and Mutual Release Agreement between Corvina, the Company, and Parent (the “Tax Receivable Termination Agreement”), a draft dated July 26, 2009 of the Second Amended and Restated Trademark License Agreement between Virgin Enterprises Limited and Virgin Mobile USA, L.P. (the “Trademark License Agreement”), a draft dated July 24, 2009, of the Voting Agreement to be executed by Parent and Virgin Group (the “Virgin Group Voting Agreement”), and a draft dated July 24, 2009, of the Voting Agreement to be executed by Parent and SK Telecom (the “SK Telecom Voting Agreement”, and together with the Virgin Group Voting Agreement, the “Voting Agreements”) (the Tax Receivable Termination Agreement, Trademark License Agreement, and the Voting Agreements, the “Related Transaction Documents”), and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate. Parent has not provided internally prepared forecasts, analyses or estimates and has not commented on the Parent Street Forecasts or any other publicly available forecasts relating to the business and financial prospects of Parent. With your consent, we have assumed that the Parent Street Forecasts are a reasonable basis upon which to evaluate the business and financial prospects of Parent and used the Parent Street Forecasts for purposes of our analyses and this opinion. We express no view as to any such analyses, estimates or forecasts, including the Parent Street Forecasts, including the assumptions on which they were based.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company or Parent, including,

Transaction Committee of the Board of Directors of Virgin Mobile USA, Inc.
July 27, 2009

without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has, with your permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of the Company or Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company or Parent under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to financial forecasts relating to the Company made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions, and the information made available to it, as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement, and without any adjustment in the Exchange Ratio attributable to changes in the outstanding shares of capital stock of Parent or the Company by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon. Deutsche Bank has also assumed that all material governmental, regulatory, contractual or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory, contractual or other approvals and consents, no material restrictions, terms or conditions will be imposed. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its advisors with respect to such issues. Representatives of the Company have informed us, and we have further assumed, that the final terms of the Merger Agreement and the Related Transaction Documents will not differ materially from the terms set forth in the drafts we have reviewed.

This opinion has been approved and authorized for issuance by a fairness opinion review committee and is addressed to, and for the use and benefit of, the Transaction Committee of the Board of Directors of the Company. It is not a recommendation to the stockholders of the Company to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to the holders of the Class A Common Stock, excluding Parent, Virgin Group, SK Telecom, and their affiliates. You have not asked us to, and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction as compared to any alternative business strategies, nor do we express an opinion as to how any holder of shares of Class A Common Stock should vote with respect to the Transaction. We do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Merger Consideration to be received by the holders of the Class A Common Stock. Further, we express no view as to, and our opinion does not address, the relative impact on the holders of the Class A Common Stock of any payments (other than the payment of the Merger Consideration in respect of shares of Class A Common Stock) to be made by the Company or Parent or their affiliates in connection with the Transaction, or any

Transaction Committee of the Board of Directors of Virgin Mobile USA, Inc.
July 27, 2009

arrangements entered into by the Company or Parent, including any such pursuant to the Related Transaction Documents, the Employment Agreement (the “Employment Agreement”) between Daniel H. Schulman and Parent, and the Payoff and Termination Agreement (the “Subordinated Debt Termination Agreement”) between Parent, Virgin Mobile USA, L.P., Virgin Entertainment Holdings, Inc., and SK Telecom, in connection with the Transaction. We are assuming, with your consent, that such payments and arrangements, including any such pursuant to the Related Transaction Documents, the Employment Agreement, and the Subordinated Debt Termination Agreement, were negotiated on arms-length terms and are fair to the holders of the Class A Common Stock. We also assume, with your consent, that no agreements or arrangements with the holders of any class of securities, creditors or other constituencies of the Company, other than such agreements and arrangements contemplated in the Merger Agreement, are being entered into, amended, or terminated as part of the Transaction.

Deutsche Bank will be paid a fee for its services as financial advisor to the Transaction Committee in connection with the Transaction, a portion of which is contingent upon delivery of this opinion and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Parent, the Company and the other parties to the Transaction and their respective affiliates for which it has received compensation, including the Virgin Mobile acquisition of Helio LLC in 2008, the convertible bond offering by Sprint Nextel in 2008, and the share repurchase program by Sprint Nextel in 2007. The DB Group may also provide investment and commercial banking services to Parent, the Company or any other party to the Transaction and their respective affiliates in the future for which we would expect the DB Group to receive compensation, although no specific material relationship with such parties is currently contemplated by the DB Group. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, Company, Virgin Group, SK Telecom and their affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank’s opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Class A Common Stock, excluding Parent, Virgin Group, SK Telecom and their affiliates.

This opinion may not be disclosed, summarized, referred to, or communicated (in whole or in part) to any other person for any purpose whatsoever except with our prior written approval. This opinion may be included in any disclosure document filed by the Company with the Securities and Exchange Commission with respect to a Transaction, provided that it is reproduced in full and that any description of or reference to Deutsche Bank or any summary of this opinion in the disclosure document is in a form reasonably acceptable to Deutsche Bank and its counsel but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/  Deutsche Bank Securities
DEUTSCHE BANK SECURITIES INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below and the amended and restated articles of incorporation and amended and restated bylaws of Sprint Nextel Corporation (“Sprint Nextel”).

Under Section 17-6305 of the Kansas General Corporation Code, or the KGCC, a corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee, or agent of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue, or matter as to which such person will have been adjudged to be liable to the corporation unless a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it will ultimately be determined that he is not entitled to be indemnified by the corporation.

Consistent with Section 17-6305 of the KGCC, Section 6.1 of the amended and restated bylaws of Sprint Nextel provides that the corporation will indemnify its directors, officers and employees of the corporation (or other entity if such person is serving in such capacity at the corporation’s request) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit, or proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (or such other corporation or organization) and, with respect to a criminal action or proceeding, the director or officer must also have had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, Section 6.1 of the amended and restated bylaws of Sprint Nextel provides that the corporation will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer or employee of the corporation (or other entity if such person is serving in such capacity at the corporation’s request), against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation (or such other corporation or organization), except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation (or such other corporation or organization) unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper.

In accordance with Section 17-6002(b)(8) of the KGCC, Sprint Nextel’s articles of incorporation provide that directors will not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (1) breaches of their duty of loyalty to Sprint Nextel or its shareholders, (2) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (3) certain transactions under Section 17-6424 of the KGCC (unlawful payment of dividends) or (4) transactions from which a director derives an improper personal benefit.

Under Section 6.6 of the amended and restated bylaws of Sprint Nextel, Sprint Nextel may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the corporation, or who is or was serving at the request of the corporation as a director, officer or employee of any other enterprise, against any liability arising out of his status as such, whether or not the corporation would have the power to indemnify such persons against liability. Sprint Nextel carries standard directors and officers liability coverage for its directors and officers and the directors and officers of its subsidiaries. Subject to certain limitations and exclusions, the policies reimburse the corporation for liabilities indemnified under the amended and restated bylaws.

Sprint Nextel has entered into indemnification agreements with its directors and officers. These agreements provide for the indemnification, to the full extent permitted by law, of expenses, judgments, fines, penalties and amounts paid in settlement incurred by the director or officer in connection with any threatened, pending or completed action, suit or proceeding on account of service as a director, officer, employee or agent of Sprint Nextel.

Item 21.	Exhibits and Financial Statement Schedules.

(a) The following Exhibits are filed as part of this registration statement unless otherwise indicated:

Exhibit
No.	Description

2.1	Agreement and Plan of Merger, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Sprint Mozart, Inc. and Virgin Mobile USA, Inc.†*
3.1	Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to Sprint Nextel Corporation’s Current Report on Form 8-K filed August 18, 2005)
3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to Sprint Nextel Corporation’s Current Report on Form 8-K filed August 18, 2005)
5.1	Opinion of Polsinelli Shughart PC**
8.1	Form of Opinion of King & Spalding LLP as to tax matters*
8.2	Form of Opinion of Simpson Thacher & Bartlett LLP as to tax matters*
23.1	Consent of KPMG LLP*
23.2	Consent of PricewaterhouseCoopers LLP*
23.3	Consent of Polsinelli Shughart PC (included in Exhibit 5.1)**
23.4	Consent of King & Spalding LLP (included in Exhibit 8.1 hereto)
23.5	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.2 hereto)
24.1	Powers of Attorney for Officers of Sprint Nextel Corporation**
24.2	Powers of Attorney for Directors of Sprint Nextel Corporation**
99.1	Voting Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Corvina Holdings Limited and Cortaire Limited (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed July 28, 2009)
99.2	Voting Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation and SK Telecom Co., Ltd. (incorporated herein by reference to Exhibit 10.2 of Sprint Nextel Corporation’s Current Report on Form 8-K filed July 28, 2009)
99.3	Payoff and Termination Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Virgin Mobile USA, L.P., Virgin Entertainment Holdings, Inc. and SK Telecom Co., Ltd.**
99.4	Termination and Mutual Release Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Virgin Mobile USA, Inc. and Corvina Holdings Limited**
99.5	Second Amended and Restated Trademark License Agreement, dated as of July 27, 2009, by and between Virgin Enterprises Limited and Virgin Mobile USA, L.P.††**
99.6	Form of Virgin Mobile USA, Inc. Proxy Card**
99.7	Consent of Deutsche Bank Securities Inc.*

*	Filed herewith.

**	Previously filed.

†	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Agreement and Plan of Merger have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

††	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of this exhibit. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules.

Schedules have been omitted because the information set forth therein is not material, is not applicable or is included in the financial statements or related notes incorporated by reference in the proxy statement/prospectus which forms a part of this registration statement.

(c) Opinions.

Opinion of Deutsche Bank Securities Inc. (included as Annex B to the proxy statement/prospectus which forms a part of this registration statement).

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Overland Park, State of Kansas, on October 6, 2009.

SPRINT NEXTEL CORPORATION

By:	/s/ Charles R. Wunsch
Name:     Charles R. Wunsch

Title:	General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Daniel R. Hesse	Chief Executive Officer, President and Director (Principal Executive Officer)	October 6, 2009

* Robert H. Brust	Chief Financial Officer (Principal Financial Officer)	October 6, 2009

* Charles L. Hall	Senior Vice President and Controller (Principal Accounting Officer)	October 6, 2009

* James H. Hance, Jr.	Chairman	October 6, 2009

* Robert R. Bennett	Director	October 6, 2009

* Gordon M. Bethune	Director	October 6, 2009

* Larry C. Glasscock	Director	October 6, 2009

* V. Janet Hill	Director	October 6, 2009

* Frank Ianna	Director	October 6, 2009

* Sven-Christer Nilsson	Director	October 6, 2009

* William R. Nuti	Director	October 6, 2009

Signature		Title	Date

* Rodney O’Neal		Director	October 6, 2009

*By:	/s/ Charles R. Wunsch Attorney-in-fact

EXHIBIT INDEX

Exhibit
No.	Description

2.1	Agreement and Plan of Merger, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Sprint Mozart, Inc. and Virgin Mobile USA, Inc.†*
3.1	Amended and Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to Sprint Nextel Corporation’s Current Report on Form 8-K filed August 18, 2005)
3.2	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to Sprint Nextel Corporation’s Current Report on Form 8-K filed August 18, 2005)
5.1	Opinion of Polsinelli Shughart PC**
8.1	Form of Opinion of King & Spalding LLP as to tax matters*
8.2	Form of Opinion of Simpson Thacher & Bartlett LLP as to tax matters*
23.1	Consent of KPMG LLP*
23.2	Consent of PricewaterhouseCoopers LLP*
23.3	Consent of Polsinelli Shughart PC (included in Exhibit 5.1)**
23.4	Consent of King & Spalding LLP (included in Exhibit 8.1 hereto)
23.5	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.2 hereto)
24.1	Powers of Attorney for Officers of Sprint Nextel Corporation**
24.2	Powers of Attorney for Directors of Sprint Nextel Corporation**
99.1	Voting Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Corvina Holdings Limited and Cortaire Limited (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed July 28, 2009)
99.2	Voting Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation and SK Telecom Co., Ltd. (incorporated herein by reference to Exhibit 10.2 of Sprint Nextel Corporation’s Current Report on Form 8-K filed July 28, 2009)
99.3	Payoff and Termination Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Virgin Mobile USA, L.P., Virgin Entertainment Holdings, Inc. and SK Telecom Co., Ltd.**
99.4	Termination and Mutual Release Agreement, dated as of July 27, 2009, by and among Sprint Nextel Corporation, Virgin Mobile USA, Inc. and Corvina Holdings Limited**
99.5	Second Amended and Restated Trademark License Agreement, dated as of July 27, 2009, by and between Virgin Enterprises Limited and Virgin Mobile USA, L.P.††**
99.6	Form of Virgin Mobile USA, Inc. Proxy Card**
99.7	Consent of Deutsche Bank Securities Inc.*

*	Filed herewith.

**	Previously filed.

†	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments to the Agreement and Plan of Merger have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

††	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of this exhibit. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.